CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

06016069

82-4507

2 August 2006

SEC MAIL PROCESSING
RECEIVED
AUG 15 2006
WASH. D.C. 209 SECTION

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 4 July 2006 till 31 July 2006, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

PROCESSED
AUG 18 2006
THOMSON
FINANCIAL

Ng Chooi Peng
Secretariat Manager

Encs

8/16

S:\Sec\ADR\2006\Ltr\Ltr to ADR.doc

CapitaLand

82-4507

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and news release by The Ascott Group Limited - "Acquisition of Asia Insurance Building, Hotel Asia and Hotel Asia Private Limited"	4 Jul 2006	For Public Relations Purposes
News release by The Ascott Group Limited - "Ascott wins 'Most Outstanding International Brand' Award from Apartment Living in Thailand"	5 Jul 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect associated company, CapitaLand Xinyun (Hangzhou) Real Estate Development Co., Ltd"	10 Jul 2006	SGX-ST Listing Manual
News release by CapitaLand Limited - "Kerzner and CapitaLand to put Sentosa on the world map with the magical touch of architect Frank Gehry and IR visionary Sol Kerzner"	11 Jul 2006	For Public Relations Purposes
Announcement by CapitaLand Limited - Presentation Slides - "Focus, Balance & Scale (Part I)"	11 Jul 2006	For Public Relations Purposes
Announcement by CapitaLand Limited - Presentation Slides - "Focus, Balance & Scale (Part II)"	11 Jul 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Change of interest in CapitaLand (Beijing) Kai Heng Holdings Pte. Ltd."	12 Jul 2006	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand invests in two residential sites in Beijing"	12 Jul 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect associated company, Sichuan Zhixin CapitaLand Co., Ltd"	12 Jul 2006	SGX-ST Listing Manual
Announcement by Raffles Holdings Limited – "Results of the Extraordinary General Meeting on 13 July 2006"	13 Jul 2006	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Results of Extraordinary General Meeting held on 13 July 2006"	13 Jul 2006	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Presentation slides – Acquisition of 40% interest in Raffles City"	13 Jul 2006	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Results of Extraordinary General Meeting held on 13 July 2006"	13 Jul 2006	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
News release by CapitaCommercial Trust Management Limited - "CCT Moves Ahead with Acquisition of Landmark Raffles City Following Strong Endorsement from Unitholders"	13 Jul 2006	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Presentation slides – Acquisition of 60% interest in Raffles City"	13 Jul 2006	For Public Relations Purposes
Announcement by Raffles Holdings Limited - "Sale of Raffles City by Tincel Properties (Private) Limited - Signing of Sale and Purchase Agreement"	18 Jul 2006	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Constitution of RCS Trust, entry into joint venture agreement and entry into sale and purchase agreement for acquisition of Raffles City"	18 Jul 2006	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Constitution of RCS Trust, entry into joint venture agreement and entry into sale and purchase agreement for acquisition of Raffles City"	18 Jul 2006	For Public Relations Purposes
News release by The Ascott Group Limited - "The Ascott Group opens its first serviced residence in the Middle East - Somerset Jadaf, Dubai"	19 Jul 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Date of release of 2006 2nd quarter and half-year financial results"	20 Jul 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaLand China CCDF (Cayman) Holdings Co., Ltd."	20 Jul 2006	SGX-ST Listing Manual
Announcement and news release by CapitaMall Trust Management Limited – "(1) 2006 second quarter unaudited financial statement and distribution announcement and (2) CMT achieves 10.3% higher second quarter 2006 distribution per unit"	21 Jul 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Subscription for shares in Quill Capita Management Sdn. Bhd."	21 Jul 2006	SGX-ST Listing Manual
Announcement and news release by Ascott Residence Trust Management Limited - "(1) Unaudited results for the period ended 30 June 2006; and (2) ART's first distribution 11 per cent higher than forecast"	24 Jul 2006	For Public Relations Purposes

CapitaLand

82-4507

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and news release by Ascott Residence Trust Management Limited - "(1) Acquisition of the entire issued share capital of Smooth Runner Co., Ltd; and (2) Ascott Residence Trust makes its first acquisition, Somerset Olympic Tower, in Tianjin's business district"	24 Jul 2006	For Public Relations Purposes
Announcement by The Ascott Group Limited - "Completion of acquisition of Asia Insurance Building, Hotel Asia and Hotel Asia Private Limited"	25 Jul 2006	For Public Relations Purposes
Announcement and news release by CapitaCommercial Trust Management Limited - "(1) 2006 second quarter unaudited financial statement and distribution announcement; and (2) Unitholders to receive 12% more distributable income for 1H2006 backed by strong demand for quality office space"	26 Jul 2006	For Public Relations Purposes
Announcements by Ascott Residence Trust Management Limited - "(1) Strata Titles to the Somerset Grand Fortune Garden Property; and (2) Formation of Board Committees"	26 Jul 2006	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "CapitaCommercial Trust Presentation Slides"	26 Jul 2006	For Public Relations Purposes
Announcement and news release by Raffles Holdings Limited - "Second Quarter Financial Statements for the three months ended 30 June 2006"	27 Jul 2006	For Public Relations Purposes
Announcement by Australand - "Report for the half year ended 30 June 2006"	28 Jul 2006	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited - "(1) Unaudited results for the period ended 30 June 2006; and (2) Ascott achieves S$80.9 million in net profit, four-fold over 1H 2005"	28 Jul 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Disposal of the entire stake in an indirect associated company, MBO International Pte. Ltd."	31 Jul 2006	SGX-ST Listing Manual

S:\Sec\ADR\2006\Listing\July 2006.doc

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	04-Jul-2006 13:05:43
Announcement No.	00027

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "Acquisition of Asia Insurance Building, Hotel Asia and Hotel Asia Private Limited"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	Ascott-annc-04Jul06.pdf NewsRelease-AscottAcquiresAsiaInsurance-04Jul06.pdf Total size = **326K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED

(Company Registration No: 197900881N)

ACQUISITION OF ASIA INSURANCE BUILDING, HOTEL ASIA AND HOTEL ASIA PRIVATE LIMITED

1. **Introduction**

The Board of Directors of The Ascott Group Limited (the "**Company**" or "**Ascott**") is pleased to announce that its wholly-owned subsidiary, The Ascott Holdings Limited ("**TAHL**"), has today entered into conditional sale and purchase agreements (collectively, the "**Sale & Purchase Agreements**") relating to the sale and purchase of:

(i) the property known as "Asia Insurance Building" located at 2 Finlayson Green, Singapore 049247 (the "**AIB**"), from The Asia Insurance Company Limited ("**Asia Insurance**");

(ii) the property known as "Hotel Asia" located at 37 Scotts Road, Singapore 228229 (the "**Hotel Asia**") from The Asia Life Assurance Society Limited ("**Asia Life**"); and

(iii) 100 percent of the issued share capital of Hotel Asia Private Limited ("**HAPL Shares**") from The Asia Insurance Company Limited, The Asia Life Assurance Society Limited and Asia General Holdings Limited (collectively, the "**HAPL Vendors**").

Asia Insurance, Asia Life and HAPL Vendors are collectively referred to as the "**Vendors**".

2. **Information on AIB, Hotel Asia and Hotel Asia Private Limited**

(i) AIB has a land area of 949.1 square metres and a gross floor area of approximately 13,935 square metres. AIB comprises five state titles with various land tenures ranging from 999 years commencing from 1 January 1892 to estate in perpetuity pursuant to statutory land grants.

(ii) Hotel Asia has a land area of 3,333.4 square metres and a gross floor area of approximately 8,653 square metres. The land tenure of the estate on which Hotel Asia is comprised is freehold.

(iii) Hotel Asia Private Limited (Registration Number: 197101000M) with registered office at 37 Scotts Road, Singapore 228229 ("**HAPL**") is a hotel management company which manages the hotel operations of Hotel Asia. The issued and paid-up share capital of HAPL is S$2,500,000 divided into 2,500,000 ordinary shares.

3. **Rationale**

In recent years, the supply of high-end good quality accommodation in Singapore has been reduced as a number of four and five-star hotels have been converted to condominiums. With the expected overall growth in the Singapore economy and measures to rejuvenate Singapore as a world-class convention and tourist destination including the landmark decision to build two integrated resorts, the aforesaid acquisitions will be timely to cater to the increased demand for accommodation. The said acquisitions will also scale up Ascott's presence in Singapore where it is headquartered, as the Ascott Group intends to double its size of 800 units in Singapore by 2010. AIB will be earmarked as the Ascott Group's flagship "Ascott" property in Singapore.

4. **Salient Terms of Proposed Acquisitions**

The salient terms of the Sale and Purchase Agreements relating to the said acquisitions (the "**Agreements**") are as follows:

(i) Asia Assurance will sell AIB together with plant and equipment (on an "as is and where is" basis) free from all encumbrances on the completion date of the acquisition of AIB;

(ii) Asia Life will sell Hotel Asia together with plant and equipment (on an "as is and where is" basis) free from all encumbrances on the completion date of the acquisition of Hotel Asia;

(iii) HAPL Vendors will sell the HAPL Shares free from encumbrance on the completion date of the acquisition of the HAPL Shares;

(iv) AIB is sold subject to inter alia, the assignment of tenancy agreements subsisting as at completion date;

(v) the simultaneous completion of the acquisition of AIB, Hotel Asia and the HAPL Shares;

(vi) TAHL or its nominees are not entitled to rescind the sale and purchase unless any of AIB and/or Hotel Asia are certified as structurally unsound and if the average of 2 valuations on AIB and/or Hotel Asia (as the case may be) made in view of the aforesaid certification, is less than the original purchase consideration for AIB and/or Hotel Asia (as the case may be) by more than 10 percent;

(vii) legal completion of the proposed acquisitions to take place within 3 weeks after the date of the Sale and Purchase Agreements; and

(viii) the acquisitions are conditional upon, inter alia;

(a) satisfactory results of due diligences as to the HAPL Shares ;

(b) satisfactory information received from relevant authorities on legal requisitions; and

(c) all approvals (if necessary) from any relevant authorities in Singapore or otherwise for the purchase and transfer of the HAPL Shares having been obtained by the Vendors or TAHL (as the case may be) and continuing to be in force.

5. **Valuation and Purchase Consideration**

The total purchase consideration for the aforesaid acquisitions is S$217.5 million ("Total Purchase Consideration") comprising (i) S$109.5 million for the acquisition of AIB; (ii) S$103.7 million for the acquisition of Hotel Asia; and (iii) S$4.3 million for the purchase of HAPL Shares (subject to post completion adjustment and adjustment pursuant to the purchaser's due diligence). The Total Purchase Consideration was arrived at on a willing-buyer and willing-seller basis and takes into account the current market values of the two plots of land and the net asset value of HAPL. Based on the latest audited accounts of HAPL, the net tangible asset value of HAPL is S$4.8 million and the profits after tax of HAPL is S$0.9 million. The Total Purchase Consideration will be funded from internal financial resources and bank borrowings.

Within 3 working days from the date of the Sale and Purchase Agreements, a total sum of S$21.75 million shall be paid to Lee & Lee, as the Vendors' solicitors to hold as stakeholders pending the completion of the said acquisitions. The balance of the Total

Purchase Consideration shall be payable to the Vendors on the completion date for the said acquisitions.

6. **Financial Effects**

The pro forma financial effects of the said acquisitions are purely for illustrative purposes and are neither indicative of the actual financial effects of the said acquisitions on the net tangible assets ("**NTA**") and the earnings per share ("**EPS**") of the Ascott Group, nor are they indicative of the financial performance of the Ascott Group for the financial year ending 31 December 2006. The pro forma financial effects have been prepared based on (i) 1 January 2005 for illustrating the financial effects on the consolidated earnings of the Ascott Group; and (ii) 31 December 2005 for illustrating the financial effects on the consolidated NTA of the Ascott Group. The financial effects are stated below:

Based on the Ascott Group's audited consolidated financial statements for the year ended 31 December 2005, the financial impact to the Ascott Group's EPS and NTA would not be material.

The proposed acquisitions will also not have a material impact on the EPS and NTA per share of the Ascott Group for the current financial year.

7. **Relative Figures**

(i) Net Asset Value Test

The basis of comparison set out in Rule 1006(a) is not applicable as Rule 1006(a) only applies to disposal of assets.

(ii) Net Profits Test

The relative figures that were computed on the basis set out in Rule 1006 (b) of the Listing Manual of the SGX-ST are as set out below:

The net profit before income tax, minority interests and extraordinary items attributable to the said acquisitions for the three months ended 31 March 2006 is S$0.8 million and constitutes approximately 1.7% of the net profit before income tax, minority interests and extraordinary items of the Ascott Group

amounting to S$48.3 million for the same period based on the latest announced consolidated accounts as at 31 March 2006.

(iii) Market Capitalisation Test

The relative figures that were computed on the basis set out in Rule 1006 (c) of the Listing Manual of the SGX-ST are as set out below:

The Total Purchase Consideration received for the proposed said acquisitions of S$217.5 million constitutes approximately 13.3% of the market capitalisation of the Company of S$1,638.8 million, based on the weighted average price of the Company's shares transacted on 3 July 2006, being the last market day preceding the date of this Agreement.

(iv) Equity Securities Test

The basis of comparison set out in Rule 1006(d) is not applicable as no equity securities is issued as consideration for the said acquisitions.

8. **Interests of Directors and Controlling Shareholders**

None of the Directors of the Company has any interest, direct or indirect, in the proposed acquisitions. The Directors are not aware of any controlling shareholders of the Company having any direct or indirect interest in the proposed acquisitions and have not received any notification of interest in the proposed acquisitions from any controlling shareholders of the Company.

9. **Documents Available for Inspection**

Copies of the Sale & Purchase Agreements are available for inspection by shareholders of the Company from 9:00 a.m. to 5:30 p.m. at the Company's registered office at 8 Shenton Way, #13-01 Temasek Tower, Singapore 068811, for a period of three (3) months from the date of this Announcement.

By Order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries
Singapore, 4 July 2006

82 - 4507

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT TO ACQUIRE ASIA INSURANCE BUILDING AND HOTEL ASIA FOR S$217.5 MILLION

Singapore, 4 July 2006 - The Ascott Group (Ascott) has signed conditional sale and purchase agreements with The Asia Life Assurance Society Limited to acquire two properties, the landmark Asia Insurance Building and Hotel Asia, as part of its expansion drive in Singapore.

The conditional agreement for Asia Insurance Building includes the land and building assets for a consideration of S$109.5 million. The conditional agreement for Hotel Asia includes the land and building assets as well as 100% of the issued share capital of the hotel management company, Hotel Asia Private Limited, for a total consideration of S$108 million (S$103.7 million for Hotel Asia and S$4.3 million for the management company).

The legal completion of the proposed acquisitions of the two properties is expected to be about three weeks from the signing of the conditional agreements. The acquisition of these two assets will enlarge The Ascott Group's portfolio of serviced residences in Singapore to a total of eight properties.

Asia Insurance Building, located at Finlayson Green, was built in the early 1950's and was then a landmark building being the tallest in South East Asia. The 20-storey office building, which has a total gross floor area of about 13,900 square metres (about 150,000 sq ft), sits on a 999-year leasehold site with an area of about 950 square metres (about 10,200 sq ft). As for Hotel Asia, it is located along Scotts Road, near Singapore's shopping and entertainment belt. It has a potential gross floor area of about 14,000 square metres (about 150,700 sq ft). The building sits on a freehold site with a land area of over 3,300 square metres (about 35,900 sq ft).

Mr Lim Chin Beng, The Ascott Group's Chairman said, "In recent years, the supply of high-end, good quality accommodation in Singapore has been reduced as the number of four and five-star hotels have been converted into condominiums. With the government's efforts to attract more visitors to Singapore, the proposed acquisitions of Asia Insurance Building and Hotel Asia by Ascott will be timely to cater to the expected increase in demand for good quality accommodation for extended stay."

Mr Liew Mun Leong, Ascott's Deputy Chairman, and President and CEO of its parent company CapitaLand Group said, "The Ascott Group's acquisitions will scale up Ascott's presence in Singapore where it is headquartered. We will restore the landmark Asia Insurance Building to its former glory. Given its historical significance, it is befitting to transform it into The Ascott Group's flagship building. These acquisitions coincide with the overall growth in the Singapore market for hospitality services, as Singapore has embarked on measures to increase tourism receipts and to attract more long-stay visitors and expatriates. We will continue to maintain our leadership position in international serviced residences."

Mr Cameron Ong, Ascott's Managing Director and CEO said, "These two properties are situated in prime locations. Asia Insurance Building is in the heart of Singapore's Central Business District, and near Collyer Quay which will be redeveloped into a lifestyle hub with a mix of restaurants, shops and night spots. As for Hotel Asia, it commands a prime address along Scotts Road. It is an ideal site as it is in a quiet location and yet within walking distance to Orchard Road, Singapore's prime shopping and entertainment belt. Looking ahead, the Group intends to double its size in Singapore by 2010, from 800 units in six properties currently. Our global growth plan is to achieve 25,000 units by 2010."

The proposed acquisitions will not have any material impact on Ascott's net tangible assets per share and earnings per share for the current financial year.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with more than 16,000 serviced residence units in key cities of Asia Pacific, Europe and the Middle East.

The Group operates three brands – The Ascott, Somerset and Citadines in 43 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Pattaya, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Xi'an and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand as well as Dubai in the Middle East.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally; it has clinched numerous prestigious awards including the '2006 Korea Top Brand' award by Seoul Economy newspaper, Korea Herald's 'Readers' Best Brand Awards 2006', '2006 Best Company & CEO' award from the Herald Business in Korea, the 'Best Serviced Residence Brand' award by Lifestyle + Travel magazine in Thailand, the 'Innovative

Capital Venture' award at the 2006 China Hotel Investment Summit, 2006 'China's Top 100 Serviced Apartments' award, Korea Times' 'Best International Serviced Residence Brand' award, the 'Highly Commended Deluxe Accommodation' award at the 2005 Tasmanian Tourism Awards, 'Best Accommodation' at the 2005 World Travel Awards, TTG Asia Media's 2005 'Best Serviced Residence Operator' award, and the Business Traveller Asia Pacific's 2005 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. Its property and hospitality portfolio spans more than 70 cities in 18 countries.

For reservations on The Ascott Group's properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Lilian Goh, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

---

CapitaLand

For Immediate Release
12 July 2006

NEWS RELEASE

CapitaLand invests in two residential sites in Beijing

Singapore, 12 July 2006 – CapitaLand has signed agreements to invest in two development projects located in Beijing's prime Chaoyang District. The first is a partially completed residential development known as the Huazhan International Business Mansion, and the second is a prime site along Chao Yang Road. The two projects will add a total of 1,100 units to the Group's current pipeline of 33,000 homes in China, of which 25,000 homes were part of a joint venture with Sichuan Province's Chengdu Zhixin Industrial (Group) Co., Ltd.

Huazhan International Business Mansion is owned by Innostar Real Estate Development Pte Ltd. Structural works for the development has been completed. The 9,309-square-metre site has a potential gross floor area of 30,671 square metres. It will yield approximately 200 apartments slated for launch in the first half of 2007. Construction of the entire project is expected to be completed in 2008. CapitaLand, through its indirect wholly owned subsidiary, CapitaLand (China) Investment Co Ltd, will pay a consideration of RMB200 million (S$40 million) for Huazhan International Business Mansion.

For the second site, CapitaLand, through its 50% indirect associated company, CapitaLand (Beijing) Kai Heng Holdings ("Kai Heng"), has signed a co-operative joint venture agreement to acquire a 60% equity stake in Beijing Heng Shi Tong Fang Real Estate Company ("Heng Shi Tong Fang") for a consideration of RMB18 million (S$3.6 million). Heng Shi Tong Fang's current shareholders will continue to hold the remaining 40% equity stake in the company. The shareholders are Tong Fang Hua Qing Investment Management Company, Beijing Heng Shi Ji Ye Real Estate Development Company, and Beijing Chang Di Real Estate Development Company. The transaction is expected to be completed by the third quarter of 2006.

Heng Shi Tong Fang's sole asset is a 41,100-square-metre development site in Beijing's Chao Yang Road, just minutes from the central business district. The site, with a potential gross floor area of 105,000 square metres, will yield approximately 900 apartments, and about 6,000 square metres of commercial space. The entire development is expected to be completed by 2009.

Mr Lim Ming Yan, CEO of CapitaLand China, said: "Given CapitaLand's track record and extensive local networks in China, we enjoy access to many opportunities to work on projects with Chinese business partners. We have accepted these two development projects as they fit into our home sales strategy in Beijing. We continue to see healthy demand for well-located and distinctive projects in the city, underpinned by genuine homebuyers and continued urbanisation. The Huazhan International Business Mansion taps into this demand for quality homes. We will optimise the potential of its prime location by creating a boutique development targeted at the upper mid-end segment of the market. Separately, for the Heng Shi Tong Fang's site, we plan to develop a distinctive condominium for the working professionals in the nearby CBD. The first phase of the condominium will be ready for launch in the last quarter of 2007."

Huazhan International Business Mansion, Chaoyang District

The development is located in an established residential area, near the Olympics Village and Asian Games Village in Beijing. It is also within walking distance to the 500-year-old Yuan Dynasty Park. The site is to the east of the Badaling Expressway and to the south of the 3rd North Ring Road. With the opening of the new subway line 10 in mid-2008, Huazhan International Business Mansion will be conveniently accessible via the Badaling Expressway Subway Station.

Heng Shi Tong Fang's site

The site is located in a mature residential neighbourhood at the eastern border of Beijing's Central Business District. It is to the west of the 4th East Ring Road and to the south of Chao Yang Road. In the vicinity are amenities including the Japanese hypermart Ito Yokaido, schools, and convenient transportation links.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 70 cities in 18 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

About CapitaLand Group's presence in China

CapitaLand has a long-term view of the China real estate market. Since entering the market in 1994, the Group has established a multi-sector presence in the top-tier cities across China's main regions of Bohai, Yangtze River Delta, Pearl River Delta and now the Western region. CapitaLand's core businesses in China span across the residential, commercial, retail, serviced residences and real estate financial services sectors.

Today, CapitaLand is one of the top builders of homes and a developer of landmark commercial properties in Beijing, Shanghai and Guangzhou. It has also expanded its footprint to Ningbo, Hangzhou and more recently, Chengdu. In 2002, CapitaLand China became a "Wholly Foreign-Owned Enterprise" investment company, which enables it to effectively operate as a local player in China with flexibility in capital flows and minimum administrative burden. Presently, it has residential and commercial projects worth over RMB30 billion (S$6 billion).

In the retail sector, the Group is one of the leading developers and managers of malls in China with a portfolio of over RMB8.5 billion (S$1.7 billion) of assets anchored by Wal-Mart and Beijing Hualian. The Ascott Group, CapitaLand's service residence arm, is also the largest international serviced residence operator in the country.

CapitaLand has built up strong operations in real estate financial services, with four private equity funds amounting to a total of US$1.5 billion (S$2.4 billion). The US$61 million (S$96.5 million) CapitaLand China Residential Fund and the US$400 million (S$632.4 million) CapitaLand China Development Fund were set up for investments in real estate in China. Recently, CapitaLand also announced the establishment of two new funds - the US$600 million (S$948.7 million) CapitaRetail China Development Fund to invest in retail mall development projects, and the US$425 million (S$672 million) CapitaRetail China Incubator Fund which will warehouse retail properties with potential to generate quality income. This paves the way for CapitaLand's proposed China Retail REIT, which is targeted to be launched by the end of 2006.

Issued by: CapitaLand Limited (Co. Regn: 198900036N)
Date: 12 July 2006

Singapore

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg

China

Media contact:
Francis Li, Communications
Tel: +86-21 33114633 ext 8300
Email: li.chengjie@capitaland.com.cn

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Harold Woo
Designation *	Senior Vice President, Investor Relations
Date & Time of Broadcast	11-Jul-2006 17:31:33
Announcement No.	00061

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation Slides - "Focus, Balance & Scale (Part II)"
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
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CapitaLand - A Leading Retail Player in Asia

More than 23 Million Sq Ft	
Singapore	15 malls
China	30 malls
Malaysia	1 mall
Japan	4 malls
TOTAL	50 malls


Japan
India
14
Singapore
China
Hong Kong
Greater China
Malaysia

36 CapitaLand Presentation * July 2006 * CapitaLand

CapitaLand China Retail Footprint

Approximately 30 assets in 25 cities
(measuring over 16 million sq ft)

In Operation ○
1. **Beijing** (Anzhen Mall)
2. **Changsha**
3. **Chongqing** (Jiulongpo)
4. **Shanghai** (Dragon Mall & Raffles City)
5. **Weifang**
6. **Wuhu**
7. **Shenzhen (Phase 1)**

Pipeline 2006
1. **Beijing** (Wangjing Mall & Xihuan Plaza Retail Mall) △
2. **> 50% of the 21 retail malls under the Wal-Mart joint venture** (includes malls already in operation) ▲

Pipeline 2007+
1. **Remaining Wal-Mart Pipeline** ▲
2. **Potential investment in another 14 retail malls with Wal-Mart** (Estimated total GFA of 600,000m²)


Beijing
1
2
Tianjin
Weifang
Zibo
2 cities in Jiangsu
2
Shanghai
Wuhu
Nanchang
Chengdu
Mianyang
Chongqing
Changsha
2
Sichuan (1 other city)
1 other city in Fujian
Zhangzhou
Foshan
Nanhai
Huiyang
Zhanjiang
Maoming
Shenzhen
Dongguan

37 CapitaLand

Integrated China Retail Mall Strategy

(Through Development & Incubator Retail Funds of over US$1 billion and REIT)

CapitaLand

~ 30% share equity — ~ 45% share equity

Incubator Fund

- **Fund Size**: US$ 425m
- **Warehouse** quality income generating retail projects
  - — Pipeline includes Xihuan Plaza Retail Mall in Beijing

Development Fund

- **Fund Size**: US$ 600m
- **Invest** in China retail projects
  - — 21 Wal-Mart anchored malls
  - — Wal-Mart Asia HQ in Shenzhen
  - — 14 other malls by SZITIC possible

1st Right to Acquire Assets in Both Funds

Proposed China REIT (by 2006)

- Expected to own 7 quality assets worth over S$800m
  - — Pipeline includes Anzhen Mall anchored by Beijing Hualian Group

38

Joint Venture with Pantaloon Retail (India) Ltd

- **US$75mil investment in Horizon Fund**
  - — Target fund size: US$350m
  - — Invest in retail mall developments in India
  - — 4 potential projects identified
    (Total retail GFA: 4.1m sqft ; Estimated total asset value: US$330m)
- **Setting up of JV retail management company**
  - — Manage retail properties owned/managed by Pantaloon (Kshitij Venture Capital & Horizon Funds) and funds/REITs jointly created
- **Setting up of JV fund management company**
  - — To create retail Development Fund, Income Fund or REITs
  - — CapitaLand will invest 20-40% in these funds or REITs

Pantaloon – Largest Retailer in India with Diversified Business



Potential Pipeline of 50 Retail Assets across India



Kshitij Fund & Horizon Fund will

- Develop close to 50 malls spread across 30 cities & 14 states in India
  - Target completion: Next 2-3 years
  - Total retail GFA: ~ 15mil sq ft
  - Estimated total asset value: US$1.2 bil (S$1.9 bil)

Properties	No. of Assets	Retail GFA ('000 sq ft)
To be acquired by Kshitij Fund	14	3,760
To be acquired by Horizon Fund	6	5,150
Leased & Managed by Pantaloon	30	6,422
Total	**50**	**15,332**

* Based on company's estimates. Actual numbers subject to change.

40

CapitaMall Trust (CMT) – Largest S-REIT

(34% stake)

Completed Asset Enhancements


Tampines Mall

Start : 2002
Complete : 2003
ROI : 19%
NPI Increase : S$1.1 mn pa


Junction 8

Start : 2003
Complete : 2004
ROI : 17.7%
NPI Increase : S$4.9 mn pa

Current Enhancement


IMM Building

Start : 2006
Complete : 2008
ROI : 10%
NPI Increase : S$9.3mn pa

Future Pipeline


Bugis Junction


Jurong Entertainment Centre


Sembawang Shopping Centre


Raffles City


Hougang Plaza

Increasing Value for Unitholders

Year: 2002 | 2003 | 2004 | 2006 | 2008

41

CMT: Extended 5-Pronged Growth Strategy

Deliver Long-Term Growth to Unitholders

New Wings of Growth : Extended 2-Pronged Strategy

- Invest up to 20% Stake in CapitaLand's Proposed China Retail REIT
- Participation in Local Development Projects

Existing 3-pronged Growth Strategy

- Overall Yield Accretive Acquisitions
- Innovative Asset Enhancements
- Active Leasing

Singapore Reflation


S'pore GDP Growth (quarterly y-o-y)
%
14
12
10
8
6
4
2
0
12.3
10.6
8.5
7.4
6.9
8.7
7.6
5.7
3.4
1Q'04
3Q'04
1Q'05
3Q'05
1Q'06

- **10.6% economic growth in 1Q 2006**
  - 5% to 7% growth projected for 2006
- **Positive growth momentum across major sectors**
- **45,000 jobs created in 1Q 2006**
  - 2.6% Unemployment rate
- **Positive spillover from government initiatives to create vibrant City**
  - Travel, leisure, shopping & MICE focus
  - Revitalisation of Orchard Road
  - Regional hub: Finance, education, R&D, wealth mgmt and health
  - Low corporate and personal tax rates

Sources: Singapore Department of Statistics, Ministry of Trade and Industry

Singapore Residential – 2006 Launches

Project	Tenure	Launch Units
Citylights	99 year	210 high-rise city units
Varsity Park Condominium	99 year	Additional 82 units
RiverGate	Freehold	175 riverfront units
RiverEdge	99 year	Additional 58 units
Scotts HighPark	Freehold	73-unit high rise luxury development
Alexandra Rise	99 year	Estimated 380-unit high rise urban development

44





Singapore Residential Sales & Performance

- Successful sales of developments like Tanglin Residences, The Botanic on Lloyd and Glentrees
- Strong buying interest for high-end homes expected to positively impact high-mid market segment



Scotts HighPark

(Private Previews starting soon)

- Strong interest registered from both local & foreign high net-worth individuals.
- Unprecedented architectural feature: Private verandas run across entire frontage of apartments.
- TOP expected in early 2010.

Dominating Singapore Retail

- **Singapore's largest retail mall manager**
  - Owner and/or manager of 15 malls in Singapore
  - NLA: 5.3m sq ft; Asset size: Over US$3.5b
- **Phase 2 of S$80m Clarke Quay transformation completed**
  - Successful revitalisation : Increase in visitors' traffic of over 50%
  - Project completion: By October 2006
- **Launch of CapitaCard**
  - Lifestyle credit or debit card in partnership with DBS
  - 1st loyalty card offering rewards across multiple department stores


Clarke Quay

VivoCity – Singapore's Largest Retail Mall

- **CapitaLand: Retail development manager**
- **1.1m sq ft retail space**
- **Opening in October 2006**
- **Positioned as fashion- focused and boutique-style department store**


VivoCity

Orchard Turn

- **S$2.2b landmark retail cum residential development**
  - 1.35m sq ft GFA; Transform Orchard Road
  - Retail TOP target for end 2008
- **Completed S$1.56b Syndicated Credit Facilities**
  - 8 mandated lead arrangers: Calyon, CitiGroup, SCB, SMBC, UOB, BOTM, DBS & Mizuho
  - Part-finance acquisition costs and finance development of property


Orchard Turn Development (Artist Impression)

Growing Financial Services Arm

- **Goal: To be a top 10 global property fund mgmt & financial services provider**
- **Real Estate Investment Trust (REIT)**
  - 3 listed REITs in Singapore
  - CCT & CMT: S$7.9b AUM combined (including Raffles City)
  - Proposed China Retail REIT (by end 2006)
- **Fund Management**
  - Target: S$13b AUM (by 2007)
  - 10 property funds across Asia (includes 1st Shari'ah compliant fund)
- **Financial Advisory & Structuring**
  - 26 transactions since inception (2001)
  - Strategic partner to manager of The Link REIT
  - Joint financial advisor for listing of ART
  - Advisory for several high-end residential properties (Kuala Lumpur)


ViVit Square, Tokyo (Artist Impression)


ParkShire Residences, KL

The Link ASCOTT

49

Delivering Steady Returns On Our REITs

Historical DPU of CMT & CCT


CMT
CCT
11.00
10.00
9.00
8.00
7.00
6.00
5.00
4.00
cents
7.34
+9.4%
8.03
+18.1%
9.48
+7.9%
10.23
6.32
6.81
2002
2003
2004
2005

Note: 1. Annualised based on CMT's DPU of 3.38 cents from 17 July 2002 to 31 Dec 2002
2. Annualised based on CCT's DPU of 3.99 cents from 15 May 2004 to 31 Dec 2004

CapitaLand

50

REITs' Unit Price Since IPO[1]

CapitaMall Trust (CMT)


CMT
STI Rebased
2.60
2.10
1.60
1.10
0.60

Total Returns of 156% since IPO[1]

CapitaCommercial Trust (CCT)


CCT
STI Rebased
2.10
1.90
1.70
1.50
1.30
1.10
0.90

Total Returns of 77% since IPO[1]

1. As at 30 June 2006

CapitaLand

51

Multi-Sector Presence



CapitaLand

52

Residential – Stable Markets

- **Singapore**
  - — Sales momentum in high-end homes expected to follow through to high-mid segment
  - — Quality landbank at prime locations (approximately 2.55m sq ft GFA)
- **China**
  - — Strong fundamentals to support long-term development of housing market
  - — Offices established in 4 growth regions to tap on demand from genuine home buyers
- **Australia**
  - — On target to raise proportion of recurrent income to 65% of earnings
  - — Continues to be a substantial earnings contributor


Residences, Singapore
Oasis Riviera, Shanghai
Place, Melbourne

Other High Growth Residential Markets

- **Thailand**
  - Launched 4th project in Bangkok, The Emporio Place
  - Target to launch 3 to 4 projects in 2006
- **Malaysia**
  - Building a condominium at Jalan Mayang (CL - 30% stake & UM Land - 35% stake)
  - Launching early 2007
- **India**
  - 1st JV project in Ghatkopar area, Mumbai
  - Building >500 units (GFA 50,000 sqm)
  - Launching late 2006
- **Vietnam**
  - 1st JV project in An Phu District 2, Ho Chi Minh
  - Estimated 1,100 units to be built
  - Launching end 2006

54


The Emporio Place, Bangkok

Commercial and Integrated Development

- **Prime commercial & integrated properties**
  - Track record: Creating value by asset enhancement
- **Singapore: Significant presence in CBD**
  - Amongst largest owner/manager: Over 7 mil sq ft NLA
  - High occupancy with diverse tenant base
  - To benefit from undersupply of Grade A offices
- **Overseas**
  - Capital Tower Beijing: Flagship Beijing office
  - AIG Tower (Hong Kong): Almost full occupancy
  - First Middle East investment in Manama, Bahrain
    - MOU for 30% stake in prime waterfront integrated project

56


AIG
AIG Tower, Hong Kong

CapitaCommercial Trust
(37% stake)

- **S$2.1b portfolio: 8 prime commercial assets**
  - Largest Singapore office REIT: 2m sq ft NLA
  - 2nd largest S-REIT: S$3.6b AUM post Raffles City
  - Close to full occupancy
- **Target: S$4b assets by 2007**
- **Positive rental reversions**
  - 42% of portfolio leases expire in 2006 and 2007
  - Forecast 25% rise in prime office rents to $6.50psfpm
- **Diverse tenant base**
- **Active asset enhancement**
  - Refurbishment of Market Street Carpark and re-branding of Golden Shoe Carpark


Raffles City Complex


Street Carpark

Serviced Residence – The Ascott Group

- **Ascott Residence Trust (ART) – 3rd REIT from CapitaLand Group**
  - 1st pan-Asian REIT managing S$856m assets across 7 Asian cities
  - Capital efficient, integrated platform to spearhead growth strategy
- **Focus on higher yielding assets & markets**
  - Sale of non-core assets for good gains:
    - > Liang Court (S$36m) & The Ascott Mayfair (S$78.3m)
  - Reinvest to expand presence in key gateway European and Asian cities
- **On track to manage 25,000 apartment units by 2010**
  - S&P agreement to acquire Asia Insurance Building & Hotel Asia in Singapore
  - Master devt agreement: ≥15 TAG properties in the Middle East & North Africa
  - 4 & 6 Citadines properties secured in Bangkok and China respectively




Citadines Jinqiao Shanghai



Supplementary Slides



CapitaLand

58

Rising Spending Power

2005

	S'pore	Australia	China	HK	Japan	Malaysia	Thailand	India	Vietnam
Disp. Income (bil USD)	71	391	993	136	2,764	70	97	530	27
Disp. Income per head (USD)	16,620	19,179	759	19,726	21,303	2,709	1,479	484	325

2010F

	S'pore	Australia	China	HK	Japan	Malaysia	Thailand	India	Vietnam
Disp. Income (bil USD)	100	418	1,652	170	3,276	99	144	882	38
Disp. Income per head (USD)	22,385	19,576	1,230	23,938	25,729	3,483	2,122	754	428
	+35%	+2%	+62%	+21%	+21%	+29%	+43%	+56%	+32%

Source: EIU Database

59

CapitaLand Presentation * July 2006 *

CapitaLand

Opportunities Arising from Urbanisation

All figures in million unless otherwise stated

2005

	S'pore	Australia	China	HK	Japan	Malaysia	Thailand	India	Vietnam
Urban Pop.	4.3	19.0	530	6.9	101	17	21	314	22
% Total Pop	100.0	93.1	40.5	98.6	79.5	65.6	32.1	28.7	26.3
Total Pop	4.3	20.4	1,308	7.0	127	25.9	65.5	1,095	83.8

2010F

	S'pore	Australia	China	HK	Japan	Malaysia	Thailand	India	Vietnam
Urban Pop.	4.5	20.0	605	7.0	102	19	23	354	26
% Total Pop	100.0	93.5	45.1	98.6	80.3	66.7	33.4	30.3	29.1
Total Pop	4.5	21.4	1,343	7.1	127	28.5	67.9	1,170	89.2

Source: EIU Database and www.globalhealthfacts.org

☐ Countries with Urbanisation Growth Potential

Our Accolades and Recognition in China

Developer of Premier Homes & Quality Commercial Properties

2006: La Forêt, Beijing
"Most Liveable Communities in Chaoyang District"
2005: Raffles City Shanghai
"Excellent Developer of Grade A Office Buildings"

Choice Employer

2005 & 2003: CapitaLand China (CCH) recognized as *"Top 10 employer"* in WorkChina's™ *"Best Company to Work For"* Survey

Quality Talent Pool

2005 & 2003: CCH CEO Lim Ming Yan
~ Awarded *"Shanghai Magnolia Awards"*
2004: Raffles City Shanghai GM Goh Soon Yong
~ Among Huangpu's *"Most Outstanding Young Economic Personalities"*
2004: Ascott Asia CEO Yip Hoong Mun
~ Awarded *"Shanghai Magnolia Award"*

82 - 4507

CapitaLand

India's Burgeoning Income

- 4th largest economy in the world (in Purchasing Price Parity terms)
  - Projected to be 3rd largest economy by 2010
- 6-7% p.a. economic growth expected over next few years
- Disposable income per capita expected to rise at an average of 8.5% p.a. till 2015



Sources: Economist Intelligence Unit & CapitaLand Research. *"The Great Indian Retail Story"*, Ernst & Young.

CapitaLand

62 CapitaLand Presentation * July 2006 *

Sustainable Demand & Limited Supply



Singapore Private Office Space (Central Area) -- Demand &Supply
Office Space Supply and Demand (million sq ft)
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
Average annual demand ('96-'05): 0.8 mil sq ft
Average annual supply ('96-'05): 1.0 million sq ft
Supply Forecast (CBRE)
1.97
1.85
0.42
0.22
Demand in 2005 is higher than the 10-yr average
One Raffles Quay (Abt 1.3 mil sq ft)
BFC Phase 1 (Abt 1.5 mil sq ft)
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Supply (LHS)
Demand (LHS)

Source: URA, CBRE & CapitaLand Research

Note:
Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area'

CapitaLand

63 CapitaLand Presentation * July 2006 *

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CHANGE OF INTEREST IN CAPITALAND (BEIJING) KAI HENG HOLDINGS PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its 37.5% indirect associated company, CapitaLand China Development Fund Pte. Ltd. has subscribed for an 80% stake (comprising 8 ordinary shares) in the capital of CapitaLand (Beijing) Kai Heng Holdings Pte. Ltd. ("CapitaLand Beijing Kai Heng") for a cash consideration of S$8.00.

Hua Fa Holdings Pte. Ltd. ("Hua Fa"), an indirect wholly-owned subsidiary of CapitaLand, the existing shareholder of CapitaLand Beijing Kai Heng, has also subscribed for 1 new ordinary share in the capital of CapitaLand Beijing Kai Heng for a cash consideration of S$1.00. Following this subscription, Hua Fa has a 20% stake (comprising 2 ordinary shares) in the capital of CapitaLand Beijing Kai Heng.

CapitaLand Beijing Kai Heng has ceased to be an indirect wholly-owned subsidiary of CapitaLand, and has become a 50% indirect associated company of CapitaLand.

The above is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the transaction described above.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
12 July 2006

Acquisition & Strategic Partnership for Scale

March 2006	May 2006
Subscription of 20% Stake in Lai Fung Holdings (Hong Kong-listed Property Devt. & Investment Co.)	**Equal Joint Venture with Chengdu Zhixin ("Zhixin")** (Leading developer in Sichuan Province)

March 2006

- Possible access to about 1m sqm land bank under Lai Fung
  - Mainly in Shanghai & the Pearl River Delta
- CapitaLand to have strategic & active role in Lai Fung's projects
  - By way of equity joint ventures or otherwise

May 2006

- *Sichuan Zhixin CapitaLand Co., Ltd.* ("JV Co.") established in Chengdu
  - Equity injection of S$69m each
- JV Co. has 1st right of refusal to Zhixin's future deal flows in Sichuan
  - 5 to 7 development projects in Chengdu already identified
  - 4.5m sqm potential GFA
  - ~25,000 homes from now till 2014

China & India Retail – Huge Growth Potential

Comparative Penetration of Organised Retail


100%
80%
60%
40%
20%
0%
97%
3%
80%
20%
70%
30%
60%
40%
45%
55%
19%
81%
15%
85%
India
China
Indonesia
Thailand
Malaysia
Taiwan
US
Organised
Traditional

Source: *"The Great Indian Retail Story"*, Ernst & Young.

Xihuan Plaza Retail Mall

- **Integrated development at key transportation hub in western Beijing**
  - 7-storey retail podium with 3 main office towers & 1 ancillary office block
  - 780,000 sq ft retail mall (phase 1): Operational in early 2007
  - 150,000 sq ft retail mall (phase 2): Completion by 2008
- **Anchor tenant: Beijing Hualian**
  - Keen tenancy demand expected
- **Asset pipeline for China Retail REIT**



Capital Tower Beijing

- **Flagship office in Beijing**
  - International Grade 'A' specifications
  - One of the largest floor plate: 3,200 sq m
  - GFA: 100,000 sq m
  - TOP June 2006
- **Center of Beijing CBD**
  - —Along Changanjie: main commercial street
  - —Close to renowned landmarks like the Forbidden City and China National Theatre
  - —Proximity to government offices & ministries
  - —Target tenants: Fortune 500 companies

33



Ningbo & Hangzhou – Region Expansion

Ningbo

- **Prime area in Ningbo City Centre (Jiangbei District)**
- **Unblocked view of Yuyao River**
- **Mixed Development**
  - Residential, office & retail
  - Total GFA of 242,350 sqm
  - Expected completion in 2010

Hangzhou

- **Adjacent to historic Jinghang Grand Canal (Gongshu district)**
  - 4km from CBD; 6km from West Lake
  - Accessible with scenic waterfront views
- **2 plots; 1,200 apartments to be built**
  - Approved potential GFA: 129,084 sqm
  - Launch (Ph 1) in 2007; Completion in 2009



Ningbo Site: Artist Impression



Hangzhou: Grand Canal

Raffles City Beijing

- Integrated development (Office, retail, residential & serviced residence)
  - 97,665 sqm above ground; 48,263 sqm below ground
- Located diagonally across busiest transportation hub in Beijing
  - Tapping on bustling area of Dongzhimen (东直门), 2nd Ring
  - Established commercial and residential area



Raffles City Beijing

CapitaLand

CapitaLand

China Growth Platform

- Balanced & large scale expansion
  - High growth regions
  - Build multi-focal presence
- Leverage multi-sector capabilities
  - Focus on Core competencies
- Multiple income streams
- Long-term full commitment


Bohai
Economic Rim
South West
China
Yangtze
River Delta
Pearl
River Delta
HQ

China Residential – Steady Sales

Projects Launched (as at 25 June)	% of Launched Units Sold
Oasis Riviera (Ph 3), Shanghai	55%
Parc Trésor, Shanghai	80 %
Westwood Green, Shanghai	87 %
Beijing Orchid Gardens, Beijing	15 %
La Forêt, Zone B & C4, Beijing	96 %
Beau Monde, Guangzhou	92 %





Westwood Green, Shanghai

29

Windows of Opportunities

Expand China Footprint
Quality, Innovation



Spearhead Growth in New Markets
Japan, Thailand, India & Vietnam

Pantaloons



Tap on S'pore's Reflation
Orchard Turn



Growing our Financial Services Arm
CFL

CapitaLand Financial

Fundamentals of China Expansion

Focus	Balance	Scale
Real Estate (RE) Value Chain	4 High Growth Regions	Management Centres in Key Locations
RE Development	Diversified Income Streams	Significant Expansion in Platform
RE Investment	Multi-Sector Businesses	Strategic Partnerships
RE Financial Solutions	Trading vs Investment Assets	Acquisitions

CapitaLand

Expanding Our Market Presence



CapitaLand

CapitaLand

24 CapitaLand Presentation * July 2006*

Asia – Fastest Growing Region


GDP Growth of Major Economies (% yoy)
GDP Growth (% p.a.)
0
1
2
3
4
5
6
7
8
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Asia (incl. Australia)
Asia growth 78% higher than rest of world (2.6% pt above)
US
World
OECD
EU (25 countries)
Japan
EIU Forecast

Sources: EIU and CapitaLand Research (16 June 2006)

CapitaLand

25 CapitaLand Presentation * July 2006*

Healthy Debt Coverage

	1Q 2005	1Q 2006	Change
Finance Cost (S$m)	64.2	70.0	Stable
Interest Cover Ratio (ICR)	4.28	5.36	Improved
Interest Service Ratio (ISR)	6.48	3.06	Lower

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

Robust Balance Sheet


S$ Bil
10
9
8
7
6
5
4
Equity
Net Debt
2000
2001
2002
2003
2004
2005
1Q06

Expanding REIT and Funds Business


All funds in total have additional S$3.5b of investible capital (including leverage) as at Mar 06.
(Figures exclude LINK REIT and ART AUM.
The China Retail Incubator & Development Funds are also excluded but will add over S$1.6b to AUM, on consolidation for Q2 2006)
AUM Growth
S$ billion
14
12
10
8
6
4
2
0
2.4
3.3
6.3
8.5
13.0
S$3.5b Balance Investible (Private Funds)
2002
2003
2004
2005
2007 (Target)
Eureka Office Fund
China Residential
Mezzo Capital
I.P. Property Fund
CMT
CCT
China Development
Balance Investible
CapitaRetail S'pore
CapitaRetail Japan
Arc-Capital Residences Japan
Additional Funds Required

20

Improved Financial Capacity

	1Q 2005	1Q 2006	Change
Net Debt (S$m)	5,285	4,778	Improved
Equity (S$m)	7,661	9,153	Improved
Net Debt / Equity *	0.69	0.52	Improved
% of Fixed Rate Debt	79%	65%^	Satisfactory

* For every 0.10 increase in the Net Debt / Equity ratio, CapitaLand has the capacity to borrow an additional S$900+ mil

^ Absolute loan quantum has decreased

21 CapitaLand Presentation * July 2006* CapitaLand

Overseas Contributions – 1Q 2006

By Geographical Location

Total Assets S$18.3 billion	Revenue S$658.7 million	EBIT S$225.1 million


Europe 7%
China 16%
Australia & NZ 20%
Asia* 10%
Singapore 47%


Europe 8%
China 10%
Asia* 4%
Australia & NZ 30%
Singapore 48%


Australia & NZ 14%
Europe 3%
China 44%
Singapore 29%
Asia* 10%

53% of Assets Overseas contributed 71% to Group EBIT

* Includes HK, Indonesia, Japan, Malaysia, Philippines, Thailand & Vietnam

SBU Contributions – 1Q 2006

By Strategic Business Units

Total Assets S$18.3 billion	Revenue S$658.7 million	EBIT S$225.1 million


Others^ 5%
Raffles 8%
Residential 36%
Ascott 15%
Financial 1%
CCID* 18%
Retail 17%


Ascott 16%
Financial 3%
CCID* 5%
Retail 3%
Residential 73%


Raffles 7%
Ascott 7%
Financial 8%
Residential 29%
Retail 9%
CCID* 40%

Retail & Financial Services Gaining Momentum

* CCID – Commercial & Integrated Development
^ Includes Corporate & Other Assets

Shareholders' Return


CL Share Price (S$)
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
108%
2.4
4.5
21-Nov-00
(1st day of trading as CapitaLand)
30-Jun-06


Market Cap (S$b)
14
12
10
8
6
97%
6.8
13.4
0.9
12.5
21-Nov-00
30-Jun-06
CL 2000
CL 2006
Distributed CCT units

S$6.6 billion* Total Value Created

* Inclusive of CCT distributed less equity raised

CapitaLand

Business Strategy on Track



CapitaLand

1Q 2006 Financial Results

(S$ m)	1Q 2006	1Q 2006	Change
Revenue	736.3	658.7	↓ 10.5%
EBIT	171.2	225.1	↑ 31.5%
PBT	107.0	155.0	↑ 44.9%
PATMI	70.0*	130.6	↑ 86.5%
EPS (S cents)	2.8	4.7	↑ 67.9%
NTA / share (S$)	2.11	2.42	↑ 14.7%

* Included S$3.6m from discontinued operations. Otherwise PATMI would have risen 96.6% y-o-y

Dividend & Return of Excess Cash


Ordinary
Special
4 ¢
1 ¢
5 ¢
+ 25%
12 ¢
6 ¢
+ 20%
2003
2004
2005

- 12¢ special dividend
- 20% YoY increase in ordinary dividend

Growth in Ordinary Dividend & Earnings Commensurate

Focus on Shareholder Value



12

1Q 2006 – Strong Profit

- **Strong PATMI of S$130.6m in 1Q 2006, up 87% y-o-y**
  - Higher portfolio gains and improved fee-based income
- **Multi-local strategy drives sustainable overseas earnings**
  - Overseas business contributed 71% of EBIT
  - Continued expansion in China, India, Thailand, Vietnam, Japan & Malaysia
- **Growing financial services and fee-based products**
  - AUM under CFL grew to S$8.5b, up S$2.2b y-o-y
  - Ascott successfully listed ART, 1st Pan-Asian serviced residence REIT
  - CMT & CCT proposed joint acquisition of Raffles City for S$2.1b
- **Active capital management**
  - Increased financial capacity: Lower D/E ratio to 0.52
  - Special dividend of 12¢ per share distributed

13 CapitaLand Presentation * July 2006 *

Our Business Model


(1) Origination
(2) Structuring
(3) Underwriting
(4) Distribution
Real Estate Risk Assets
Jellicoe
Waterina
Funan
Raffles City
Capital Tower
George Street
Vehicles/ Structures
CRL
Aragorn
CMT / CRS
Tincel
CCT
Funds/SPVs
CapitaLand
Customers
Buyers & Investors
Residential Properties etc.
Debt
CMBS
Mezz/Sub-Debt
REIT Units
Equity
Direct Assets
Financial R.E. Risk Assets

Capital Allocation & Scope for Growth

(% of Group Assets)


16%
China
10%
Other Asia*
(* Includes Japan, HK, Malaysia, Thailand, India & Vietnam)
47%
Singapore
20%
Australia

Europe: 7%
(Due to The Ascott Group)

Capturing the Greatest Value Added


Land Purchase
Approvals
Construction
Leasing
Operating
Investment
LOWER VALUE ADDED
GREATEST
VALUE ADDED
R.E.
ASSET
VALUE
VALUE
R.E.
ASSET
VALUE
R.E.
ASSET
VALUE
R.E.
ASSET
VALUE

Quick Re-cycling of Capital


Land Purchase
Approvals
Construction
Sale
Willing Exits
"Liquid Real Estate"
CMT
CCT
Other
Income Funds
Recycle Capital
R.E.
ASSET
VALUE
R.E.
ASSET
VALUE
R.E.
ASSET
VALUE
CASH
Capture
area of greatest
VALUE CREATION,
then:
RECYCLE CAPITAL

Plugging into Asian Growth


Residential
Retail
Office
Integrated Developments
Economic Activity
Rising Incomes
Urbanisation
Consumerism
Leisure & Entertainment
Asia Rising: Future Growth 20+ yrs above average

Window to Asian Growth


CapitaLand
Capital Efficient Model + Shareholder Value Focus
Residential
Retail
Office
Integrated Developments
Economic Activity
Rising Incomes
Urbanisation
Consumerism
Leisure & Entertainment
Asia Rising: Future Growth 20+ yrs above average

7

Our Three-Pronged Business Strategy

- 'Multi-Local' Strategy Drives Sustainable Overseas Earnings
  - Strong contributions from China & Australia
  - Developing new growth markets
- Increase Real Estate Financial Services & Fee Income
  - AUM of S$8.5 billion, targeting S$13 billion by 2007
  - Scaleable fund management model, cross border opportunities
- Active Capital Management Aimed at Creating Value
  - Completed divestment of non-strategic businesses (Raffles' hotel business and PREMAS) and unlocked value for shareholders
  - Improving efficient capital structure & lowering cost of capital
  - Re-deploying capital into higher yielding investments

Group Structure


CapitaLand
Real Estate
Hospitality
Financial Services
Residential
Retail
Commercial & Integrated Devt
Integrated Leisure, Entertainment & Conventions
Mixed Use Development
Serviced Residences
Financial
100%
100%
100%
100%
59%*
67%*
100%
CapitaLand Residential
CapitaLand Retail
CapitaLand Commercial
CapitaLand ILEC
Raffles
CapitaLand
54%*
34%*
37%*
30%*
100%
AUSTRALAND
CapitaMall Trust
CapitaCommercial Trust
47%*
ASCOTT
Reit Management

CapitaLand Group comprises 7 listed Companies with total Market Capitalisation of more than S$17.6 billion^

* Listed Entities ^ as at 30th Jun 2006, net of common holdings

CapitaLand

Our Fundamentals & Business Model



CapitaLand

2

Basic Principles

Focus	Balance	Scale
Real Estate (RE) Value Chain:	High Growth Countries across Asia	Management Centres in Key Countries
RE Development	Diversified Income Streams	Significant Expansion through Platforms
RE Investment	Multi-Sector Businesses	Strategic Partnerships
RE Financial Solutions	Trading vs Investment Assets	Acquisitions

3

CapitaLand Presentation * July 2006 *

CapitaLand

CapitaLand

Focus, Balance & Scale

Olivier LIM, Group Chief Financial Officer
Harold WOO, Senior Vice President Investor Relations



July 2006

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

CapitaMall Trust

Resolution 1 – Extraordinary Resolution

The Joint Acquisition of Raffles City

Resolutions (Continued)

☑ *Resolution 3 – Ordinary Resolution*

The placement of New Units to CapitaLand Limited ("CapitaLand") and its subsidiaries (including the CMT Manager) (the "CapitaLand Group") as part of the Equity Fund Raising as would be required to maintain their pre-placement unitholdings, in percentage terms (subject to and contingent upon the passing of Resolution 1 and Resolution 2);

☑ *Resolution 4 – Ordinary Resolution*

The placement of New Units to the directors of the CMT Manager and their immediate family members who hold Units, as would be required to maintain their pre-placement unitholdings, in percentage terms (subject to and contingent upon the passing of Resolution 1 and Resolution 2);

☑ *Resolution 5 – Extraordinary Resolution*

The amendment to the Trust Deed for the purpose of rationalising the mode and basis of payment of the asset management fee, the acquisition fee and the divestment fee payable to the CMT Manager.

CapitaMall Trust

Resolutions

To seek unitholders' approval for:

☑ ***Resolution 1 – Extraordinary Resolution***

The acquisition of Raffles City through a joint ownership vehicle with CapitaMall Trust ("CMT") holding an interest of 40.0% and CapitaCommercial Trust ("CCT") holding an interest of 60.0%, together with an accompanying amendment to the trust deed for the purpose of fixing a common basis of fees payable to the CMT Manager and CCT Manager, in relation to Raffles City;

☑ ***Resolution 2 – Extraordinary Resolution***

The issue of New Units so as to raise gross proceeds of up to an aggregate of S$420.0 million for the purpose of the Equity Fund Raising (subject to and contingent upon the passing of Resolution 1);

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CapitaMall Trust

CapitaMall Trust

Summary of Approvals Sought

Important Notice

THIS PRESENTATION IS AVAILABLE ONLY TO PERSONS WHO ARE NON-U.S. PERSONS, PERSONS WITH ADDRESSES OUTSIDE THE U.S. AND CANADA, AND TO EXISTING UNITHOLDERS IN JAPAN.

The information contained in this presentation is for information purposes only and does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for units in CapitaMall Trust ("CMT", and units in CMT, "Units") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever.

The past performance of the Units and CapitaMall Trust Management Limited (the "CMT Manager") is not indicative of the future performance of CMT and the CMT Manager. Predictions, projections or forecasts of the economy or economic trends of the markets are not necessarily indicative of the future or likely performance of CMT.

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the CMT Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the CMT Manager redeem or purchase their Units while the Units are listed. Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

A circular dated 26 June 2006 (the "Unitholders' Circular") setting out the details of the proposed equity fund raising and the proposed acquisition of Raffles City (as defined in the Unitholders' Circular), together with the notice of an extraordinary general meeting of the holders of Units ("Unitholders"), has been despatched to Unitholders. This presentation is qualified in its entirety by, and should be read in conjunction with, the full text of the Unitholders' Circular. Terms not defined in this presentation adopt the meanings in the Unitholders' Circular.

An offer information statement and a wrap-around document (together, the "Circular") in relation to the offer of new Units ("New Units") will also be made available if an offer is made subsequent to approval by the Unitholders of the proposed acquisition of Raffles City and the equity fund raising. Any such Circular is expected to be available and a copy may be obtained on request, subject to availability, from such underwriters as may be (if and when available) appointed for the equity fund raising. Any decision to purchase or subscribe for New Units should be made solely on the basis of information contained in the Circular and no reliance should be placed on any information other than that contained in the Circular.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the CMT Manager's current view of future events. All forecasts are based on a specified illustrative range of issue prices per Unit and on the CMT Manager's assumptions as explained in the Unitholders' Circular. You are advised to read the Unitholders' Circular carefully. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the issue price range specified in the Unitholders' Circular. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the CMT Manager to be appropriate and reasonable as at the date of the Unitholders' Circular. The forecast financial performance of CMT is not guaranteed and there is no certainty that it can be achieved. Investors should read the whole of the Unitholders' Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

This presentation has been prepared by the CMT Manager. The information in this presentation has not been independently verified. No representation, warranty, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information and opinions in this presentation. None of the CMT Manager or any of its agents or advisers, or any of their respective affiliates, advisers or representatives, shall have any liability (in negligence or otherwise) for any loss howsoever arising from any use of this presentation or its contents or otherwise arising in connection with this presentation.

CapitaMall Trust

Acquisition of 40% Interest in Raffles City


Raffles City

Extraordinary General Meeting

13 July 2006

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Harold Woo
Designation *	Senior Vice President, Investor Relations
Date & Time of Broadcast	11-Jul-2006 17:25:42
Announcement No.	00055

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation Slides - "Focus, Balance & Scale (Part I)"
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	NomuraAsiaEquityForum2006-PartI.pdf Total size = **1578K** (2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	11-Jul-2006 17:16:40
Announcement No.	00046

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release - "Kerzner and CapitaLand to put Sentosa on the world map with the magical touch of architect Frank Gehry and IR visionary Sol Kerzner"
Description	The attached news release issued by CapitaLand Limited on the above matter is for information.
Attachments:	CL.newsrelease.SentosaIR.11Jul06.pdf Total size = **94K** (2048K size limit recommended)

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kerzner[SM] CapitaLand

NEWS RELEASE

Kerzner and CapitaLand to put Sentosa on the world map with the magical touch of architect Frank Gehry and IR visionary Sol Kerzner

SINGAPORE, Tuesday 11th July 2006 at 17h30 – Kerzner International Limited (NYSE: KZL) ("Kerzner") and CapitaLand Limited (SGX-ST: Capitaland) ("CapitaLand") announced today the appointment of world–celebrated architect Frank O. Gehry as principal architect and designer for their joint Integrated Resort ("IR") bid at Sentosa Island in Singapore.

Gehry, winner of the prestigious Pritzker Architecture Prize, regarded as the "Nobel Prize" of architecture, and the Gold Medal from the American Institute of Architects, has achieved legendary status for his landmark creations, the most notable being the world-famous Guggenheim Museum in Bilbao, Spain. The museum represents an amazing construction feat and has encouraged significant visitation to the destination. Since opening in 1997, 8.1 million people have visited the museum, and in the 2005 year, the museum generated economic activity worth S$376.1 million, helping to maintain 4,900 jobs during the year.

Gehry's work has been described by the Pritzker Architecture Prize jury as: "Buildings that lift the spirit with revelations of how the seemingly ordinary can become extraordinary by acts of imagination that turn the known into new configurations that engage the mind, the eye, that explore unexpected definitions of use and style."

Reputed to be among the most deeply engaged architects of this century, particularly in testing out new materials and design technologies, and enamored with the architectural process of conceptualising, mark-making and model-building, Gehry considers context as an important factor in his work.

The Jay Pritzker Pavilion in Chicago, one of the most sophisticated outdoor concert venues in the United States, has a highly sculptural design element with enormous billowing ribbons of stainless steel, designed by Gehry not just for aesthetics, but to focus sound out from the stage so that the audience members are drawn in to feel a part of the total concert experience, even if they are sitting 400 feet (120 m) away. The pavilion has been a success and concerts in 2005 have averaged near-capacity attendance and the 2006 season memberships have been sold out for the first time ever.

When asked of his plans for Sentosa, Gehry said, "Singapore is a unique and diverse society in a very beautiful setting. Singapore's experience in planning and in the management of the environment is exemplary. The site at Sentosa is like a jewel that needs to be treated gently and respectfully and I am honoured to be participating in this project. I have been here before and have lectured here. I have also known Sol Kerzner for a long time and am delighted to have a chance to work with him."

Company manages ten resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. An additional One&Only property is currently in the planning stages in South Africa. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 70 cities in 18 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	05-Jul-2006 12:47:41
Announcement No.	00026

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "Ascott wins 'Most Outstanding International Brand' Award from Apartment Living in Thailand
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.
Attachments:	Ascott-NewsRelease-IntlBrandAward-05Jul06.pdf Total size = **186K** (2048K size limit recommended)

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THE ASCOTT GROUP
A Member of CapitaLand
THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811
Telephone
(65) 6220 8222
Facsimile
(65) 6227 2220
Website
www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT WINS 'MOST OUTSTANDING INTERNATIONAL BRAND' AWARD FROM APARMENT LIVING IN THAILAND

Ascott receives award from His Serene Highness Prince Chulcherm Yugala

Singapore, 5 July 2006 – The Ascott Group (Ascott) has received the 'Most Outstanding International Brand' award from Apartment Living magazine in recognition of the strong brand appeal of 'The Ascott' and 'Somerset' brands. His Serene Highness Prince Chulcherm Yugala presented the award to Ascott in Bangkok, Thailand.

This is Ascott's second travel industry award in two consecutive months following the 'Best Serviced Residence Brand' award presented by Lifestyle + Travel magazine.

Apartment Living, a leading travel and lifestyle publication in Thailand, has also previously awarded The Ascott Sathorn in Bangkok with the 'Most Innovative Serviced Residence' award in 2005.

Mr Cameron Ong, Ascott's Managing Director and CEO said: "We are honoured to receive the award from His Serene Highness Prince Chulcherm Yugala and to be presented with this award from Apartment Living magazine. Ascott continuously invests in building a strong service culture among our employees through our 'Heartware' programme to improve our service delivery and create product differentiation, in order to stay several notches above the rest."

Mr Gerard Weller, Ascott's Managing Director for Indochina said: "While the various awards are endorsement of our services, we will not rest on our laurels. The team in Thailand will continue to build on Ascott's strong brand loyalty in Thailand and focus on increasing our market share."

Currently, the Group's residences in Thailand include The Ascott Sathorn and three Somerset properties, namely Somerset Lake Point, Somerset Park Suanplu and Somerset Suwan Park View. Another two Somerset properties, Somerset Nusasiri Pattaya and Somerset Grand Sukhumvit will open in 2007 and 2008 respectively. Ascott also recently announced four Citadines properties; Citadines Bangkok Sukhumvit 16, Citadines Bangkok Sukhumvit 23, Citadines Bangkok Sukhumvit 11 and Citadines Bangkok Sukhumvit 8 which will open between the second half of 2006 and the end of 2008.

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

Apartment Living magazine is a popular monthly travel and lifestyle magazine tailored to the international community living in Bangkok. It has a readership of 30,000 corporate executives and expatriates from Thailand.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator, outside the United States, with more than 16,000 serviced residence units in key cities of Asia Pacific, Europe and the Middle East.

The Group operates three brands – The Ascott, Somerset and Citadines in 43 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Pattaya, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Xi'an and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand as well as Dubai in the Middle East.

The Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group's achievements have been recognised internationally; it has clinched numerous prestigious awards including the 'Most Outstanding International Brand' award from Apartment Living magazine in Thailand, '2006 Korea Top Brand' award by Seoul Economy newspaper, Korea Herald's 'Readers' Best Brand Awards 2006', '2006 Best Company & CEO' award from the Herald Business in Korea, the 'Best Serviced Residence Brand' award by Lifestyle + Travel magazine in Thailand, the 'Innovative Capital Venture' award at the 2006 China Hotel Investment Summit, 2006 'China's Top 100 Serviced Apartments' award, Korea Times' 'Best International Serviced Residence Brand' award, the 'Highly Commended Deluxe Accommodation' award at the 2005 Tasmanian Tourism Awards, 'Best Accommodation' at the 2005 World Travel Awards, TTG Asia Media's 2005 'Best Serviced Residence Operator' award, and the Business Traveller Asia Pacific's 2005 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. Its property and hospitality portfolio spans more than 70 cities in 18 countries.

For reservations on The Ascott Group's properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

FOR MEDIA:
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

FOR ANALYST:
Lilian Goh, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

---

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CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT ASSOCIATED COMPANY, CAPITALAND XINYUN (HANGZHOU) REAL ESTATE DEVELOPMENT CO., LTD

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect associated company incorporated in The People's Republic of China:

Name	:	CapitaLand Xinyun (Hangzhou) Real Estate Development Co., Ltd ("CapitaLand Xinyun")
Principal Activity	:	Project Development
Registered Capital	:	USD22 million

CapitaLand (China) Investment Co., Ltd, an indirect wholly-owned subsidiary of CapitaLand, holds 20% of the registered capital of CapitaLand Xinyun, whilst the other 80% is held by Gainzillion Pte. Ltd., a 37.5% indirect associated company of CapitaLand. CapitaLand's effective interest in CapitaLand Xinyun is 50%.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
10 July 2006

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT ASSOCIATED COMPANY, SICHUAN ZHIXIN CAPITALAND CO., LTD

Further to the announcement made on 30 May 2006, CapitaLand Limited ("CapitaLand") wishes to announce that the 50:50 joint venture company between CapitaLand (Sichuan) Holdings Pte. Ltd. and Chengdu Zhixin Industrial Group Co., Ltd. namely, Sichuan Zhixin CapitaLand Co., Ltd ("Sichuan Zhixin") has been duly established in The People's Republic of China (the "Establishment"). The revised registered capital of Sichuan Zhixin is RMB260 million (approximately S$52 million)

Following the Establishment, Sichuan Zhixin has become an indirect associated company of CapitaLand.

The above is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the transaction described above.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
12 July 2006

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-Jul-2006 18:12:30
Announcement No.	00070

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited – "Results of the Extraordinary General Meeting on 13 July 2006"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Raffles.annc.13July06.pdf Total size = **21K** (2048K size limit recommended)

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Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (REG. NO. 199506093G)

Results of the Extraordinary General Meeting on 13 July 2006

The Board of Directors of Raffles Holdings Limited (the "Company") wishes to announce that at the Extraordinary General Meeting ("EGM") of the Company held on 13 July 2006, the Ordinary and Special Resolutions as set out in the Notice of EGM dated 15 June 2006, and put to the meeting, were duly passed.

By Order of the Board

Ng Lai Leng
Company Secretary
13 July 2006

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-Jul-2006 19:56:45
Announcement No.	00118

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "Results of Extraordinary General Meeting held on 13 July 2006"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMTML.annc.EGM.Results.13Jul06.pdf Total size = **58K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

RESULTS OF EXTRAORDINARY GENERAL MEETING HELD ON 13 JULY 2006

CapitaMall Trust Management Limited, as manager of CapitaMall Trust ("**CMT**", and the manager of CMT, the "**Manager**"), is pleased to announce that, at the Extraordinary General Meeting of the unitholders of CMT held on 13 July 2006 ("**EGM**"), all of five resolutions as set out in the Notice of EGM of CMT dated 26 June 2006 have been duly passed. The resolutions relate to:

(i) the proposed acquisition of Raffles City (as defined in the circular (the "**Circular**") dated 26 June 2006 issued by the Manager to the unitholders of CMT) (the "**Acquisition**"), which is to be made through a joint ownership vehicle with CMT holding an interest of 40.0 per cent. and CapitaCommercial Trust ("**CCT**") holding an interest of 60.0 per cent. and for payment of all fees and expenses relating to the Acquisition (as described in the Circular), together with an accompanying amendment to the trust deed dated 29 October 2001 constituting CMT (as amended) (the "**Trust Deed**") for the purpose of fixing a common basis of fees payable to the CMT Manager and CapitaCommercial Trust Management Limited, as manager of CCT, in relation to Raffles City;

(ii) the proposed issue of new units in CMT ("**New Units**") in connection therewith ("**Equity Fund Raising**");

(iii) the proposed placement of up to such number of New Units under the private placement tranche of the Equity Fund Raising to CapitaLand Limited and its subsidiaries as would be required to maintain their pre-placement unitholdings, in percentage terms;

(iv) the proposed placement of up to such number of New Units under the private placement tranche of the Equity Fund Raising to the directors of the Manager and their immediate family members who hold units in CMT ("**Units**"), as would be required to maintain their pre-placement unitholdings, in percentage terms; and

(v) the proposed amendment to the Trust Deed for the purpose of allowing the Manager to update its fee structure in the manner as described in the Circular.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
Singapore
13 July 2006

Important Notice

This Announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-Jul-2006 19:59:53
Announcement No.	00120

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "Presentation slides - Acquisition of 40% Interest in Raffles City"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information. For details, please refer to the announcement posted by CMTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0K** (2048K size limit recommended)

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Acquisition of 40% Interest in Raffles City

RAFFLES CITY ('RC')

One of Singapore's prime landmark integrated developments



Raffles City Shopping Centre ("RC Shopping Centre")

4-storey shopping complex with 301,824 sq ft of retail NLA[1]



Raffles City Tower ("RC Office Tower")

42-storey office tower with 379,801 sq ft of office NLA[1]



Swissôtel The Stamford

73-storey premier hotel with 1,263 rooms



Raffles The Plaza

28-storey premier hotel with 769 rooms



Raffles City Convention Centre (the "Convention Centre")

>70,000sq ft of meeting space including 3 ballrooms & 15 primary meeting rooms



Note:
1 NLA represents net lettable area, as at 31 March 2006.

CapitaMall Trust

Proposed Acquisition Structure



Raffles City Purchase Price S$2,085.0 million
Raffles City Building Capital Expenditure & Asset Enhancement Works S$41.0 million
Property Related Liabilities S$40.0 million
Total Purchase Consideration S$2,166.0 million
Total Acquisition Cost (Including Estimated Acquisition Costs1 & Acquisition Fee2) S$2,194.2 million
CMT RC Acquisition (40.0%)
CCT RC Acquisition (60.0%)
CapitaMall Trust
S$877.7 million
CapitaCommercial Trust
S$1,316.5 million

Notes:

1. Estimated professional and other fees and expenses incurred by CMT and CCT in connection with the Acquisition
2. The acquisition fees payable to the CMT Manager and the CCT Manager

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Joint Ownership Structure

Proposed Acquisition and Joint Ownership of Raffles City [1]


CapitaMall Trust
Appoints 40% of MC members
40%
ownership
Management Committee2 ("MC")
manages
RCS Trust
owns
Appoints 60% of MC members
60%
ownership
CapitaCommercial Trust

Notes:

1 The proposed acquisition of Raffles City which is to be made through a joint ownership vehicle in the form of an unlisted special purpose sub-trust ("RCS Trust"), with CMT holding an interest of 40% and CapitaCommercial Trust ("CCT") holding an interest of 60%.

2 The management of the RCS Trust will be carried out by a MC comprising representatives appointed by CMT and CCT in proportion to their interests in the RCS Trust.

CapitaMall Trust

CMT RC Acquisition is Overall Yield Accretive – Scenario A[1]

Issue Price per Unit	Forecast Period (1 September - 31 December 2006) (annualised) [2]		Projection Year (Financial year ending 31 December 2007)	
	Existing Properties	Existing Properties and CMT RC Acquisition (% increase)	Existing Properties	Existing Properties and Target Property (% increase)
S$2.20	11.11¢	11.17¢ +0.5%	11.27¢	11.42¢ +1.3%
S$2.30		11.23¢ +1.1%		11.48¢ +1.9%
S$2.40		11.29¢ +1.6%		11.53¢ +2.3%
S$2.50		11.34¢ +2.1%		11.58¢ +2.8%

Forecast and Projected DPU

Scenario A: Assuming Issue Price of S$2.20 per New Unit and CMT's Gearing Level is increased to approx. 37.1%



11.5
11.4
11.3
11.2
11.1
11.0
10.9
11.17
0.06
11.11
11.42
0.15
11.27
Forecast Period
(1 Sep to 31 Dec 06) (annualised)
Projection Year
(Financial Year ending 31 Dec 07)
Existing Properties
Entire Portfolio

Notes:

1 Assuming that CMT's Gearing Level is increased to approximately 37.1% after the completion of the CMT RC Acquisition and payment of CMT RCS Management Fee in the form of Units, based on the forecast, together with the accompanying assumptions, in the Unitholders' Circular

2 The forecast and projected DPU will vary to the extent that the New Units are issued on a date other than 1 September 2006

CapitaMall Trust

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CMT RC Acquisition is Overall Yield Accretive – Scenario B[1]

Issue Price per Unit	Forecast Period (1 September - 31 December 2006) (annualised) [2]: Existing Properties	Forecast Period: Existing Properties and CMT RC Acquisition (% increase)	Projection Year (Financial year ending 31 December 2007): Existing Properties	Projection Year: Existing Properties and Target Property (% increase)
S$1.90	11.11¢	11.16¢ +0.5%	11.27¢	11.39¢ +1.1%
S$2.00		11.21¢ +0.9%		11.43¢ +1.4%
S$2.10		11.25¢ +1.3%		11.47¢ +1.8%
S$2.20		11.29¢ +1.6%		11.51¢ +2.1%

Forecast and Projected DPU

Scenario B: Assuming Issue Price of S$1.90 per New Unit and CMT's Gearing Level is increased to approx. 41.1%


11.5
11.4
11.3
11.2
11.1
11
10.9
11.16
11.39
11.11
11.27
Forecast Period
(1 Sep 06 to 31 Dec 06) (annualised)
Projection Year
(Financial Year ending 31 Dec 07)
Existing Properties
Entire Portfolio

Notes:
1 Assuming that CMT's Gearing Level is increased to approximately 41.1% after the completion of the CMT RC Acquisition and payment of CMT RCS Management Fee in the form of Units, based on the forecast, together with the accompanying assumptions, in the Unitholders' Circular
2 The forecast DPU will vary to the extent that the New Units under the Equity Fund Raising are issued on a date other than 1 September 2006

CapitaMall Trust

Raffles City – Financial Information[1]

CMT's 40% interest in Raffles City	Forecast Period (1 Sep 06 – 31 Dec 06) (S$million)	Projection Year (Financial Year Ending 31 Dec 07) (S$million)
Gross Rental Income	19.8	61.5
Less Property Operating Expenses	(5.6)	(17.2)
Net Property Income	14.2	44.3
Property Yield [2]	4.9%[3]	5.1%

Notes:

1 Based on the forecast, together with the accompanying assumptions, in the Unitholders' Circular.

2 Based on CMT's 40% share of the Total Purchase Consideration of approximately S$866.4 million.

3 Annualised figure.

CapitaMall Trust

Value Creation Opportunities at Raffles City

Estimated Breakdown by GFA [1]


RC Office Tower 15%
RC Shopping Centre 15%
Hotels and convention Centre 70%

Estimated Breakdown by NPI [2]


RC Car Park and other income 3%
RC Office Tower 14%
Hotels and convention Centre 40%
RC Shopping Centre 43%

Note:
1 Area occupied by carpark is excluded in the computation of GFA under the current planning guideline
2 Based on the projected Net Property Income of Raffles City for the Projection Year 2007

- In view of inequitable contributions from various components, further improvements can be made through reconfiguration to optimise usage mix at Raffles City, by converting lower yielding spaces into higher yielding areas
- Asset enhancement currently undertaken at RC Shopping Centre, which will add approx. 53,000 sq ft to its Basement 1, is a good example of how better utilisation of space can be achieved through pro-active asset management

CapitaMall Trust

Value Creation Opportunities at Raffles City

Pro-active Tenant Remixing

- Opportunities to enhance existing retail offerings at RC Shopping Centre and improve marketing activities to attract higher shopper traffic and generate higher retail sales for tenants
- Improving facilities and amenities of RC Office Tower will potentially retain existing tenants and attract new quality tenants

Enhanced Average Rental Rates

- RC Shopping Centre commands an average monthly rental of approx. S$13.80 per sq ft [1]
- RC Office Tower current asking rent ranges from S$7.00 to S$7.50 per sq ft per month, comparable to the asking rent of prime office space in the City Hall/ Beach Road micro-market
- Opportunities to enhance average rentals through leveraging on combined tenant network of CMT and CCT

Note:
1 As at 31 March 2006

CapitaMall Trust

Value Creation Opportunities at Raffles City

Growth Opportunity in the Hotels and Convention Centre Lease

- **Long-term master lease to RC Hotels[1]**
  - For 20 years to 2016, with option to renew for further 20 years
- **Cash flow stability**
  - Step-up minimum rent and service charge projected to contribute at least 70% of the gross rental income from the lease to RC Hotels
- **Good organic growth**
  - Step-up minimum rent structure and variable rent structure pegged to hotels and convention space gross operating revenue

Rental Components[2] of Master Lease

Minimum Rent	**Vary from S$26 million to S$44 million**	
Variable Rent	**Nov 05 – Nov 06**	**9.5% of gross operating revenue**
	Nov 06 – Nov 11	**8.5% of gross operating revenue up to S$250 million and 13% of gross operating revenue over S$250 million**

Note:
1 RC Hotels (Pte) Ltd, an indirect subsidiary of Colony Capital, LLC
2 Inclusive of a service charge component

CapitaMall Trust

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Competitive Strengths of Raffles City

Strategic location with excellent connectivity


SEMBAWANG SHOPPING CENTRE
JUNCTION 8
HOUGANG PLAZA
JURONG ENTERTAINMENT CENTRE
IMM BUILDING
ORCHARD TURN
TAMPINES MALL
BUGIS JUNCTION
PLAZA SINGAPURA
RAFFLES CITY
FUNAN DIGITALIFE MALL
North South Line NS
North East Line NE
EXISTING PROPERTIES
CAPITALAND RETAIL LIMITED DEVELOPMENT PROJECT
RAFFLES CITY
MRT STATION

- City Hall MRT station is one of Singapore's four major MRT interchange stations
- Direct connectivity to future Esplanade MRT Station on the Circle Line, expected to be fully operational by 2010
- Tremendous traffic flow from the current two train lines and future Circle Line
- New underground network linking Raffles City to the Esplanade MRT expected to increase traffic flow

CapitaMall Trust

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Competitive Strengths of Raffles City

Integrated development

- Synergies drawn from integrated development components
- Value creation opportunities through optimising office, retail, hotels and convention centre mix

Diverse tenant base

- Large and diversified tenant base
  - 49 office leases
  - 144 retail leases
  - One long-term hotel lease
- Diverse and complementary tenant mix
  - International and national retail brand names

High occupancy [1]

- Close to 100% occupancy for both retail and office components

Government Tourism Initiative

- Commitment to transform Singapore into a major tourism hub by 2015
- Well-positioned to benefit from increase in tourist arrivals and tourism receipts with its strategic location

Note:
1 Office and retail as at 31 March 2006

CapitaMall Trust

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Asset Size Growth

Strengthens CMT's position as the largest REIT in Singapore

- With the inclusion of the CMT RC Acquisition, CMT's total deposited property will increase from S$3.5bn[1] to S$4.3bn
- CMT RC Acquisition is in line with the CMT Manager's vision to grow asset size in Singapore to between S$5.0bn and S$6.0bn by 2008



(S$bn)
8.0
6.0
4.0
2.0
0.0
3.5
4.3
6.0
Existing Properties
With CMT RC Acquisition
Target by 2008

Note:
1 As at 31 March 2006

CapitaMall Trust

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Strengthens Retail Foothold in the Downtown Core of Singapore


ORCHARD ROAD
ORCHARD TURN
Orchard Station
PLAZA SINGAPURA
Dhoby Ghaut Station
BUGIS JUNCTION
Bugis Station
BRAS BASAH/ BUGIS
RAFFLES CITY
City Hall Station
FUNAN DIGITALIFE MALL
CIVIC DISTRICT
ESPLANADE
CENTRAL BUSINESS DISTRICT
EXISTING PROPERTIES
CAPITALAND RETAIL LIMITED DEVELOPMENT PROJECT
RAFFLES CITY
MRT STATION

- CMT currently owns three prime retail assets in the Downtown Core, Funan DigitaLife Mall ("Funan"), Plaza Singapura and Bugis Junction, the latter two of which are strategically located with direct connectivity to MRT stations

- Inclusive of Raffles City, CMT will own and manage 1.48 million sq ft of urban retail[1] NLA with 739 leases

Note:

1 Comprising Funan, Plaza Singapura, Bugis Junction and Raffles City Shopping Centre

CapitaMall Trust

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Greater Income Diversification

Total Net Property Income contribution from any single property decreases from 22.2% to no more than 18.3%

Existing Properties [1]


Other properties 5.0%
Tampines Mall 17.9%
Junction 8 13.8%
Funan 7.3%
IMM 15.9%
Plaza Singapura 22.2%
Bugis Junction 17.9%

Existing Properties and CMT RC Acquisition [1]


Other properties 4.1%
CMT RC Interest 17.7%
Tampines Mall 14.7%
Junction 8 11.4%
Funan 6.0%
IMM 13.1%
Plaza Singapura 18.3%
Bugis Junction 14.7%

Note:
1 For the projection year ending 31 Dec 2007

CapitaMall Trust

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Further Geographical and Segmental Diversification

- Caters to different tenancy demands in various parts of Singapore
- Increases participation in the retail markets comprising Singapore's central residential areas, visitors to the Orchard Road shopping belt and workers in the CBD
- Increases penetration into the upper-mid retail market segment in Singapore with four urban malls
- Enlarges and diversifies CMT's network of retailers

CapitaMall Trust

Increased Free Float and Liquidity

Access to a larger investor base because of its increased free float, liquidity and potentially higher index contribution

CMT's total assets increases from approx. S$3.5bn[1] to approx. S$4.3bn, reinforcing its position as the largest Singapore REIT

CMT's weightings in MSCI Index and STI Index are envisaged to rise

- ✓ Increased asset size for greater economies of scale
- ✓ Liquidity enhancement with larger tradable volume
- ✓ Potentially higher index weightage contribution

Note:
As at 31 March 2006

CapitaMall Trust

Collaboration with CCT

CapitaMall Trust

- Largest retail mall owner in Singapore with approx. 2.4 million sq ft of NLA
- Owns nine quality, urban and suburban retail malls in Singapore
- Track record of value creation through various asset enhancement initiatives

Asset and property management synergies

CapitaCommercial Trust

- Largest office REIT owner in Singapore with approx. 2.0 million sq ft of NLA
- Owns eight top quality office and car park properties in Singapore, including the iconic Capital Tower and 6 Battery Road

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Common RCS Management Fee Structure

CMT's Existing Management Fee	Proposed RCS Trust Management Fee
0.25% Property Value + 2.85% Gross Revenue	0.25% Deposited Property + 4.00% Net Property Income

Rationale for Fee Rationalisation

- Common basis of fee structure for RCS Trust by CMT Manager and CCT Manager
- Alignment of interest with Unitholders
- Overall management fee quantum to CMT Manager is on a similar level to the existing fee structure

CapitaMall Trust

Additional Points to Note

- In the event that CMT Unitholders do not approve the proposed acquisition of a 40% interest in Raffles City, CCT would, subject to the approval by their Unitholders, own 100% of Raffles City

- CMT's proposed acquisition of a 40% interest in Raffles City is subject to the approval by CCT's Unitholders' for the proposed acquisition of a 60% interest in Raffles City

CapitaMall Trust

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CapitaMall Trust

Resolution 2 – Extraordinary Resolution

The Issue of New Units in CMT

Proposed Financing Structure

Equity Fund Raising ("EFR")
Proceeds from EFR of between S$240 million to S$420.0 million to be carried out at such time to be determined by the CMT Manager, to be used to repay the RC Bridge Loan, & balance for working capital purposes.

RC Bridge Loan
S$223.0–401.0 million[1]
(To be repaid by EFR)

Long Term Borrowings
S$487.6–660.6 million[2]

Acquisition of 40% interest in Raffles City
S$877.7 million [3]

Issuance Expenses
Up to S$10.9 million [4]

Notes:

1 The RC Bridge loan will be repaid with the proceeds to be raised from the Equity Fund Raising to be carried out at such time to be determined by the CMT Manager

2 Out of the S$487.6–660.6 million, approximately S$346.6 million will be taken at the RCS Trust's level in the form of a secured term loan facility of up to five years

3 Being CMT's 40% share of the total acquisition cost of S$2,194.2 million for Raffles City, comprising purchase consideration, the acquisition fees payable to the CMT Manager and the CCT Manager as well as the estimated professional and other fees and expenses incurred by CMT and CCT in connection with the Acquisition

4 Estimated issuance expenses in connection with the RC Bridge Loan and Long Term Borrowings

CapitaMall Trust

Detailed Financing Plan

- RC Bridge Loan constitutes part of definitive financing plan to complete the CMT RC Acquisition
- Staggered timing for the Equity Fund Raising between CMT & CCT ensures the successful completion of the Raffles City acquisition and provides CMT with timing flexibility

Sources of Fund	Details
Long Term Borrowings	▪ Between S$487.6 million and S$660.6 million of which, - S$346.6 million will be taken at the RCS Trust's level; and - the balance amount of between S$141.0 million and S$314.0 million will be funded, initially, by the CMT total loan facilities, which will subsequently be converted into a long-term loan facility in February 2007
RC Bridge Loan	▪ Range from approx. S$223.0 million to S$401.0 million, which will be repaid with the proceeds to be raised from the Equity Fund Raising

CapitaMall Trust

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Debt Financing

- Efficient debt structure with maturity up to 2012



1,200
1,000
800
600
400
200
S$m
Existing
Scenario A
Additional debt under Scenario B
Drawn Down Loan
Proposed Long-Term Borrowings5 to part-finance the CMT RC Acquisition
30.0
28.0
172.0
335.0
125.0
173.0
487.6
433.0
Scenario A
S$487.6 mn
Scenario B
S$660.6 mn
RCF & Drawn down loan
2007
2009
2010
2011
2012

Debt Profile (in percentage terrms)

	RCF & Drawn down loan	2007	2009	2010	2011	2012
Scenario A	*3.6%*	*10.7%*	*20.8%*	*7.8%*	*30.2%*	*26.9%*
Scenario B	*3.3%*	*9.6%*	*18.8%*	*7.0%*	*27.3%*	*24.3%*

- ✓ **Existing Debt Rating**
  - **AAA by Fitch and Standard & Poor's**
  - **Aaa by Moody's**
- ✓ **Existing Interest service ratio of 5.6 times**
- ✓ **"A2" corporate rating with stable outlook by Moody's**
- ✓ **Average Interest Costs to increase from 3.1% to approx. 3.3%[4] post-CMT RC Acquisition**

Scenario A[2]

- Gearing increases from current approx. 32.4%[1] to approx. 37.1%
- Weighted average debt term to expiry of 4.36 years[5]

Scenario B[3]

- Gearing increases from current approx. 32.4%[1] to approx. 41.1%
- Weighted average debt term to expiry of 4.42 years[5]

Note:
1. As at 1 June 2006
2. Assuming New Units are issued at a price of S$2.20 per unit
3. Assuming New Units are issued at a price of S$1.90 per unit
4. Assuming a interest rate of 4.2% for the debt taken at RCS Trust Level and 4.5% for the remaining debt taken at CMT Level, to part finance the CMT RC Acquisition
5. Assuming Long Term Borrowings of a 5-year tenure

CapitaMall Trust

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CapitaMall Trust

Resolution 3 –Ordinary Resolution

Proposed Placement to the CapitaLand Group

Proposed Placement to the CapitaLand Group

Proposed Placement to the CapitaLand Group

- The CMT Manager may issue New Units to the CapitaLand Group as part of the Equity Fund Raising, as would be required to maintain the CapitaLand Group's pre-placement unitholding, in percentage terms

- Depending on level of demand for New Units by other investors under the Equity Fund Raising, the CapitaLand Group's unitholdings in CMT, may in percentage terms, to be diluted

Rationale for Proposed Placement to the CapitaLand Group

- ☑ Size of CapitaLand Group's strategic unitholdings in CMT provides stability to CMT

- ☑ Clear signal to market of CapitaLand's commitment to the Acquisition and the Equity Fund Raising

- ☑ Manage market risk to ensure certainty of funding

CapitaMall Trust

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CapitaMall Trust

Resolution 4 –Ordinary Resolution

Proposed Placement to the Directors

Proposed Placement to the Directors

Proposed Placement to the Directors

- Approval for the placement of New Units under the Equity Fund Raising to each of the Directors of the CMT Manager and his immediate family who hold units, so at to maintain his pre-placement unitholding in percentage terms

Rationale for Proposed Placement to the Directors:

- A Director of the CMT Manager and his immediate family members should not be treated differently from any other Unitholder, and should be given the opportunity to apply for additional New Units should the Equity Fund Raising include the Private Placement, if any, since the other Unitholders may also apply for additional New Units under the Private Placement, if any

CapitaMall Trust

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CapitaMall Trust

Resolution 5 –Extraordinary Resolution

Proposed CMT Manager Fees Supplement
to the Trust Deed

Proposed CMT Manager Fees Supplement to the Trust Deed

Proposed Update to the Fee Structure of the CMT Manager

- The fees that the CMT Manager is presently entitled to under the Trust Deed generally relate to Real Estate which is owned, acquired or divested by CMT
- To supplement the Trust Deed for the purpose of updating the fee structure of the CMT Manager to cover all forms of Authorised Investments

Per Annum	CMT's Existing Fee Structure *(Generally relate to Real Estate owned, acquired or divested by CMT)*	CMT's New Fee Structure *(To cover all forms of Authorised Investments)*
Management Fee - Real Estate	0.25% Property Value + 2.85% Gross Revenue	0.25% Deposited Property + 2.85% Gross Revenue
- Authorised Investments		0.50% Investment Value
Acquisition Fee	1.00% Purchase Price	1.00% Purchase Price
Divestment Fee	0.50% of Sale Price	0.50% of Sale Price

CapitaMall Trust

Proposed CMT Manager Fees Supplement to the Trust Deed

Rationale for Proposed Update to the Fee Structure of the CMT Manager

- ☑ As the Singapore REIT market develops, REIT may diversify their investment portfolio beyond traditional real property into other investments, such as real estate-related assets, debt securities, listed shares, government securities, and cash and cash equivalent items, as permitted by the Property Funds Guidelines

- ☑ More closely align the interest of the CMT Manager with the interest of CMT and its Unitholders; better align the CMT Manager's fee structure with current S-REIT market practice and increases the flexibility of CMT in terms of investment opportunities

- ☑ The CMT Manager will not charge any Management Fee in relation to Authorised Investments which are wholly managed by a wholly owned subsidiary of CapitaLand to avoid any double charging of fees by the CapitaLand Group

CapitaMall Trust

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Proposed CMT Manager Fees Supplement to the Trust Deed

Proposed Amendment to form of Payment of Management Fee

- Supplement to provide the CMT Manager the flexibility to receive, at its election, its Management Fee wholly in Units or wholly in cash or in a combination of both[1]

Rationale for Proposed Amendment to form of Payment of Management Fee:

- ☑ Added flexibility to structure payment of its Management Fee to be in line with its pro-active asset and retail management strategy
- ☑ Such flexibility will allow the CMT Manager to mitigate any potential revenue loss during period of carrying various asset enhancement initiatives
- ☑ To the extent CMT Manager chooses to receive the Management Fee in Units, CMT Manager's interest will be further aligned with those of the Unitholders

Note:

1 Save that in respect of Tampines Mall, Junction 8 and Funan, such flexibility shall be available only for the period commencing on the day falling 60 months after 17 July 2002, being the date CMT was first listed on the SGX-ST

CapitaMall Trust

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CapitaMall Trust

Key Dates & Time

Key Dates and Times

EGM	13 July 2006 at 1:00pm
Completion of the acquisition	45 days after date of the sale and purchase agreement or 31 August 2006, whichever is later

If the approvals sought at the EGM are obtained, the CMT Manager will work with the Joint Lead Managers and Underwriters to determine the most appropriate time to launch the Equity Fund Raising

CapitaMall Trust

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THE END

CapitaMall Trust

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-Jul-2006 20:01:29
Announcement No.	00121

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited – "Results of Extraordinary General Meeting held on 13 July 2006"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCTML.annc.EGM.Results.13Jul06.pdf Total size = **25K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 6 February 2004 (as amended))

RESULTS OF EXTRAORDINARY GENERAL MEETING HELD ON 13 JULY 2006

CapitaCommercial Trust Management Limited, as manager of CapitaCommercial Trust ("**CCT**", and the manager of CCT, the "**Manager**"), is pleased to announce that, at the Extraordinary General Meeting of the unitholders of CCT held on 13 July 2006 ("**EGM**"), all six resolutions as set out in the Notice of EGM of CCT dated 26 June 2006 have been duly passed. The resolutions relate to:

(i) the proposed acquisition of Raffles City (as defined in the circular (the "**Circular**") dated 26 June 2006 issued by the Manager to unitholders of CCT) (the "**Acquisition**"), which is to be made through a joint ownership vehicle with CCT holding an interest of 60.0 per cent. and CapitaMall Trust holding an interest of 40.0 per cent. and for payment of all fees and expenses relating to the Acquisition (as described in the Circular), together with an accompanying amendment to the trust deed dated 6 February 2004 constituting CCT (as amended) (the "**Trust Deed**") for the purpose of fixing a common basis of fees payable to the Manager and CapitaMall Trust Management Limited, as manager of CMT, in relation to Raffles City;

(ii) the proposed issue of new units in CCT ("**New Units**") (including a preferential offering) in connection therewith ("**Equity Fund Raising**");

(iii) the proposed placement of New Units under the Equity Fund Raising to CapitaLand Limited and its subsidiaries in the manner as described in the Circular;

(iv) the proposed placement of up to such number of New Units under the private placement tranche of the Equity Fund Raising to each of the directors of the Manager and their immediate family members who hold units in CCT ("**Units**"), as would be required to maintain their pre-placement unitholdings, in percentage terms;

(v) the proposed amendment to Trust Deed for the purpose of providing the Manager the flexibility to receive, at its discretion, its management fee wholly in Units, wholly in cash or a combination of both; and

(vi) the proposed amendments to the Trust Deed to allow CCT to issue Units as consideration for future acquisitions at the same issue price per Unit as the issue price of new units in CCT under an equity fund raising, and for the purpose of facilitating the use of special purpose vehicles to hold assets.

BY ORDER OF THE BOARD

CapitaCommercial Trust Management Limited
(Company Registration No. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
13 July 2006

Important Notice

This Announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CCT may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-Jul-2006 20:03:21
Announcement No.	00122

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News release by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "CCT Moves Ahead with Acquisition of Landmark Raffles City Following Strong Endorsement from Unitholders"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued a news release on the above matter, as attached for information.
Attachments:	CCTML.newsrelease.13Jul06.pdf Total size = **205K** (2048K size limit recommended)

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CapitaCommercial Trust

NEWS RELEASE

13 July 2006
For Immediate Release

CCT Moves Ahead with Acquisition of Landmark Raffles City Following Strong Endorsement from Unitholders

Singapore, 13 July 2006 – CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust ("CCT"), will now move ahead with its Equity Fund Raising exercise for the joint acquisition with CapitaMall Trust ("CMT") of the landmark Raffles City following overwhelming approval from CCT's unitholders. CCT unitholders had also approved the proposed issue of new units in CCT ("New Units") to raise up to S$803.2 million in gross proceeds, amongst other resolutions passed during its extraordinary general meeting. Earlier this morning, approval was received from Raffles Holdings shareholders at its extraordinary general meeting for the sale of Raffles City. CapitaMall Trust unitholders also approved the joint acquisition with CCT at its extraordinary general meeting this afternoon.

Mr David Tan, CEO of CCTML, said, "We are very happy with the strong endorsement from both CCT and CMT unitholders and Raffles Holdings shareholders regarding the Raffles City transaction. We received an absolute show of support from CCT unitholders today and we will now embark on a roadshow to raise funds for the acquisition of Singapore's landmark integrated development. This is a yield-accretive and strategic acquisition for CCT and Raffles City has tremendous growth potential through the conversion of lower yielding to higher yielding space and proactive tenant remixing. We look forward to further support from our unitholders and institutional investors as we work towards raising the necessary equity and debt for this valuable acquisition."

About CapitaCommercial Trust (www.cct.com.sg)

CCT is Singapore's first commercial property trust with a market capitalisation of S$1.6 billion based on the closing price of S$1.75 per unit on 12 July 2006. It aims to own and invest in real estate and real estate-related assets which are income producing and used,

or predominantly used, for commercial purposes. CCT currently owns a S$2.1 billion portfolio of eight prime properties in Singapore and an office asset in Kuala Lumpur, Malaysia. The properties are Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park in Singapore, and Wisma Technip in Malaysia.

CCT is managed by an external manager, CCTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Issued by :

CapitaCommercial Trust Management Limited (Company registration no. 200309059W)

Media Queries	**Analysts & Investor Queries**
Julie Ong DID: (65) 6823 3541; Mobile: (65) 97340122 Email: julie.ong@capitaland.com.sg	Ho Mei Peng DID: (65) 6826 5586 Email: ho.meipeng@capitaland.com.sg

Important Notice

The past performance of CapitaCommercial Trust ("CCT") is not indicative of the future performance of CCT. Similarly, the past performance of CapitaCommercial Trust Management Limited ("CCTML"), the manager of CCT, is not indicative of the future performance of the Manager.

The value of units in CCT and the income derived from them may fall as well as rise. CCT units are not obligations of, deposits in, or guaranteed by, CCTML. An investment in CCT units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that CCTML and redeem or purchase their units while the CCT units are listed. It is intended that holders of CCT units may only deal in their units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of CCT units on the SGX-ST does not guarantee a liquid market for the units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-Jul-2006 20:05:25
Announcement No.	00123

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited – "Presentation slides - Acquisition of 60% Interest in Raffles City"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information. For details, please refer to the announcement posted by CCTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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Acquisition of 60% Interest in Raffles City


Raffles City

Extraordinary General Meeting

13 July 2006

CapitaCommercial Trust

Important Notice

THIS PRESENTATION IS AVAILABLE ONLY TO PERSONS WHO ARE NON-U.S. PERSONS, PERSONS WITH ADDRESSES OUTSIDE THE U.S. AND CANADA, AND TO EXISTING UNITHOLDERS IN JAPAN.

The information contained in this presentation is for information purposes only and does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for units in CapitaCommercial Trust ("CCT", and units in CCT, "Units") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever.

The past performance of the Units and CapitaCommercial Trust Management Limited (the "Manager") is not indicative of the future performance of CCT and the Manager. Predictions, projections or forecasts of the economy or economic trends of the markets are not necessarily indicative of the future or likely performance of CCT.

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

A circular dated 26 June 2006 (the "Unitholders' Circular") setting out the details of the proposed equity fund raising and the proposed acquisition of Raffles City (as defined in the Unitholders' Circular), together with the notice of an extraordinary general meeting of the holders of Units ("Unitholders"), has been despatched to Unitholders. This presentation is qualified in its entirety by, and should be read in conjunction with, the full text of the Unitholders' Circular. Terms not defined in this presentation adopt the meanings in the Unitholders' Circular.

An offer information statement and a wrap-around document (together, the "Circular") in relation to the offer of new Units ("New Units") will also be made available if an offer is made subsequent to approval by the Unitholders of the proposed acquisition of Raffles City and the proposed equity fund raising. Any such Circular is expected to be available and a copy may be obtained on request, subject to availability, from the underwriters. Any decision to purchase or subscribe for New Units should be made solely on the basis of information contained in the Circular and no reliance should be placed on any information other than that contained in the Circular.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events. All forecasts are based on a specified illustrative range of issue prices per Unit and on the Manager's assumptions as explained in the Unitholders' Circular. You are advised to read the Unitholders' Circular carefully. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the issue price range specified in the Unitholders' Circular. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the Manager to be appropriate and reasonable as at the date of the Unitholders' Circular. The forecast financial performance of CCT is not guaranteed and there is no certainty that it can be achieved. Investors should read the whole of the Unitholders' Circular and the Circular (if any), for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CCT.

This presentation has been prepared by the Manager. The information in this presentation has not been independently verified. No representation, warranty, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information and opinions in this presentation. None of the Manager or any of its agents or advisers, or any of their respective affiliates, advisers or representatives, shall have any liability (in negligence or otherwise) for any loss howsoever arising from any use of this presentation or its contents or otherwise arising in connection with this presentation.

CapitaCommercial Trust

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Summary of Approvals Sought

CapitaCommercial Trust

Resolutions

To seek unitholders' approval for:

Resolutions 1, 2 and 3 sought from Unitholders are inter-conditional

☑ ***Resolution 1 – Extraordinary Resolution***

The acquisition of Raffles City through a joint ownership vehicle with CapitaCommercial Trust ("CCT") holding an interest of 60% and CapitaMall Trust ("CMT") holding an interest of 40%, together with an accompanying amendment to the trust deed for purpose of fixing a common basis of fees payable to the CCT Manager and the CMT Manager, in relation to Raffles City

☑ ***Resolution 2 – Extraordinary Resolution***

The issue of New Units so as to raise gross proceeds of up to an aggregate of S$803.2 million for the purpose of the Equity Fund Raising

☑ ***Resolution 3 – Ordinary Resolution***

The placement of New Units to CapitaLand Limited ("CapitaLand") and its subsidiaries (the "CapitaLand Group") as part of the Equity Fund Raising

CapitaCommercial Trust

Resolutions (Continued)

☑ ***Resolution 4 – Ordinary Resolution***

The placement of New Units to the directors of the CCT Manager and their immediate family members as would be required to maintain their pre-placement unitholdings, in percentage terms

☑ ***Resolution 5 – Extraordinary Resolution***

The amendment to the Trust Deed for the purpose of rationalising the mode of payment of the management fee payable to the CCT Manager

☑ ***Resolution 6 – Extraordinary Resolution***

The amendments to the Trust Deed (1) to allow the CCT Manager to issue units in CCT as partial or full consideration for future acquisitions at the same price as that for the new units issued under an equity fund raising for the acquisition, and (2) for the purpose of facilitating the use of special purpose vehicle by CCT to hold investments

CapitaCommercial Trust

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Resolution 1 – Extraordinary Resolution

The Joint Acquisition of Raffles City

CapitaCommercial Trust

Prime Landmark Integrated Development

RAFFLES CITY ("RC")

One of Singapore's prime landmark integrated developments


Raffles City

Raffles City Tower ("RC Office Tower")

42-storey office tower with 35,284 sq m of office NLA[1]


Raffles City Tower

Raffles City Shopping Centre ("RC Shopping Centre")

4-storey shopping complex with 28,040 sq m of retail NLA



Swissôtel The Stamford

73-storey premier hotel with 1,263 rooms



Raffles The Plaza

28-storey premier hotel with 769 rooms



Raffles City Convention Centre

>6,500 sq m of meeting space including 3 ballrooms & 15 primary meeting rooms



Note:
1. NLA represents net lettable area, as at 31 March 2006

CapitaCommercial Trust

Proposed Acquisition Structure


Raffles City
Purchase Price
S$2,085.0m
Raffles City
Building Capital
Expenditure and Asset
Enhancement Works
S$41.0m
Property Related
Liabilities
S$40.0m
Total Purchase
Consideration
S$2,166.0m
Total Acquisition Cost
(Including estimated acquisition costs[1] & acquisition fee[2])
S$2,194.2m
CCT RC Acquisition (60%)
CMT RC Acquisition (40%)
CapitaCommercial Trust
S$1,316.5m
CapitaMall Trust
S$877.7m

Notes:

1. Estimated professional and other fees and expenses incurred by CCT and CMT in connection with the acquisition
2. The acquisition fee payable to the CCT Manager and the CMT Manager

CapitaCommercial Trust

Joint Ownership Structure

Proposed Acquisition and Joint Ownership of Raffles City[1]



Appoints 60% of MC members
Management Committee[2] ("MC")
Appoints 40% of MC members
CapitaCommercial Trust
manages
CapitaMall Trust
60% ownership
RCS Trust[1]
40% ownership
owns

Notes:
1. The proposed acquisition of Raffles City which is to be made through a joint ownership vehicle in the form of an unlisted special purpose sub-trust ("RCS Trust"), with CCT holding an interest of 60% and CapitaMall Trust holding an interest of 40%
2. The management of the RCS Trust will be carried out by a MC comprising representatives appointed by CCT and CMT in proportion to their interest in the RCS Trust. The Chairman will be appointed by CCT, subject to CMT's consent

CapitaCommercial Trust

Acquisition of Raffles City is Yield Accretive[1]

	Forecast Period (1 September - 31 December 2006) (Annualised)[2]		Projection Year (Financial year ending 31 December 2007)[2]	
Issue Price per New Unit	Existing Portfolio DPU	Enlarged Portfolio DPU	Existing Portfolio DPU	Enlarged Portfolio DPU
S$1.50	6.76 cts	7.09 cts *+4.9%*	6.84 cts	7.30 cts *+6.7%*
S$1.65		7.34 cts *+8.6%*		7.56 cts *+10.5%*
S$1.80		7.57 cts *+12.0%*		7.79 cts *+13.9%*

Notes:

1. Based on the profit forecast and profit projection, the assumptions and the sensitivity analysis as set out in the Unitholders' Circular that CCT's gearing level is increased to 33.0% after completion of the Acquisition and payment of CCT's 60% share of the RC management fee is in units. For the computation of DPU, the total number of Units issued includes the Existing Units, New Units and Units issued for the CCT RC Acquisition Fee for the Acquisition and CCT RC Management Fee
2. The forecast DPU will vary to the extent that the New Units under the Equity Fund Raising are issued on a date other than 1 September 2006

CapitaCommercial Trust

82 - 4507

Raffles City – Financial Information[1]

CCT 60% Interest in Raffles City	Forecast Period (1 Sep 06 – 31 Dec 06) (S$ million)[2]	Projection Year (Financial Year Ending 31 Dec 07) (S$ million)[2]
Gross Revenue	29.7	92.2
Net Property Income	21.3	66.5
Property Yield[3]	4.9%[4]	5.1%

Notes:
1. Based on the forecast, together with the accompanying assumptions and the sensitivity analysis as set out in the Unitholders' Circular
2. Based on CCT's 60% interest in Raffles City
3. Based on CCT's 60% share of the Net Property Income of Raffles City over the CCT Total Purchase Consideration of approximately S$1,299.6 million
4. Annualised figure

CapitaCommercial Trust

Value Creation Opportunities at Raffles City

Estimated Breakdown by GFA[1]


RC Office Tower 15%
RC Shopping Centre 15%
Hotels and Convention Centre 70%

Estimated Breakdown by NPI[2]


Car park income 3%
RC Office Tower 14%
RC Shopping Centre 43%
Hotels and Convention Centre 40%

Notes:
1. Area occupied by the RC Car Park is excluded in the computation of the GFA under the current planning guideline
2. Based on the projected Net Property Income of Raffles City for the Projection Year 2007

- Improvements can be made through reconfiguration to optimise usage mix at Raffles City, by converting lower yielding spaces into higher yielding areas
- Asset enhancement currently undertaken at RC Shopping Centre, which will add 53,000 sq ft to its Basement 1, is a good example of how better utilisation of space can be achieved through proactive asset management

CapitaCommercial Trust

Value Creation Opportunities at Raffles City

Proactive Tenant Remixing

- Improving facilities and amenities of RC Office Tower will potentially retain existing tenants and attract new tenants
- Opportunities to enhance existing retail offerings at RC Shopping Centre and improve marketing activities to attract higher shopper traffic and generate higher retail sales for tenants

Enhanced Average Rental Rates

- RC Office Tower current asking rent ranges from S$7.00 to S$7.50 per sq ft per month, comparable to asking rents of prime office space in the City Hall / Beach Road micro-market
- RC Shopping Centre commands an average monthly gross rental rate of approx. S$13.80 per sq ft[1]
- Opportunities to enhance average rental rates through leveraging on the combined tenant network of CCT and CMT

Note:
1 As at 31 March 2006

Growth Opportunity – Hotels and Convention Centre

- **Long-term lease to RC Hotels[1]**
  - For 20 years to 2016, with option to renew for further 20 years
- **Cash flow stability**
  - Step-up minimum rent and service charge projected to contribute at least 70% of the gross rental income from the lease to RC Hotels
- **Good organic growth**
  - Step-up minimum rent structure and variable rent pegged to hotels and convention space gross operating revenue

Rental Components[2] of Long-term Lease

Minimum Rent	**Nov 05 – Nov 11**	**Step-up from S$26m to S$44m**
Variable Rent	**Nov 05 – Nov 06**	**9.5% of gross operating revenue**
	Nov 06 – Nov 11	**8.5% of gross operating revenue up to S$250m and 13% of gross operating revenue over S$250m**

Notes:
1. An indirect subsidiary of Colony Capital, LLC
2. Inclusive of a service charge component

CapitaCommercial Trust

Competitive Strengths of Raffles City

Strategic Location with Excellent Connectivity



BRAS
BASAH
BUGIS
ORCHARD
ROAD
Somerset
MRT Station
Starhub Centre
CIVIC
DISTRICT
Raffles City
City Hall
MRT Station
Raffles Place
MRT Station
CENTRAL
BUSINESS
DISTRICT
6 Battery Road
Capital
Tower
Robinson
Point
Tanjong Pagar
MRT Station

- City Hall MRT station is one of Singapore's four major MRT interchange stations
- Direct connectivity to future Esplanade MRT station on the proposed Circle Line, expected to be fully operational by 2010
- Good connectivity to road and public transportation system
- Tremendous traffic flow

CapitaCommercial Trust

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Competitive Strengths of Raffles City

Integrated Development	▣ Synergies drawn from integrated development components ▣ Value creation opportunities through optimising office, retail, hotels and convention centre mix
High Occupancy	▣ Close to 100% occupancy for both office and retail components (as at 31 March 2006)
Diverse Tenant Base	▣ Large and diversified tenant base ▪ 49 office leases ▪ 144 retail leases ▪ One long-term Hotels and Convention Centre Lease ▣ Diverse and complementary tenant mix ▪ Blue-chip office tenants ▪ International and national retail brand names
Government Tourism Initiatives	▣ Commitment to transform Singapore into a major tourism hub by 2015 ▣ Primed to benefit from expected increase in tourist arrivals and tourism receipts

CapitaCommercial Trust

Strengthen Foothold in Singapore's Downtown Core


Somerset Station
Starhub Centre
Bugis Village
Bugis Station
Raffles City
6 Battery Road
Golden Shoe Car Park
Market Street Car Park
Robinson Point
Raffles Place Station
HSBC Building
Capital Tower
Tanjong Pagar Station

- Further strengthens CCT's foothold in Singapore's Downtown Core
- CCT currently owns 8 properties in prime locations, with direct connectivity or close proximity to MRT stations
- Extend CCT's portfolio into the City Hall / Beach Road micro-market, a prime commercial district, directly linked to City Hall MRT station

CapitaCommercial Trust

Increased Free Float and Liquidity

- Access to a larger investor base through increased free float and liquidity

CCT's Total Assets up from about S$2.1b to about S$3.6b, making CCT the second largest Singapore REIT

✓ Increased asset size for greater economies of scale

✓ Liquidity enhancement with larger tradable volume

Growth of CCT Asset Size


S$ billion
4
2
0
S$2.1b
S$3.6b
S$4.0b
Existing Portfolio
After Raffles City (60% interest)
2007 Target

CapitaCommercial Trust

Collaboration with CMT

CapitaCommercial Trust

- Largest office REIT owner in Singapore[1] with approx. 2.0 million sq ft of NLA
- Owns eight top quality office and car park properties in Singapore, including the iconic Capital Tower and 6 Battery Road


Asset and property management synergies

CapitaMall Trust

- Largest retail mall owner in Singapore[1] with approx. 2.4 million sq ft of NLA
- Owns nine quality, urban and suburban retail malls in Singapore
- Track record of value creation through various asset enhancement initiatives

Note:
1. In terms of value of assets under management

CapitaCommercial Trust

Common RCS Management Fee Structure

RCS Management Fee:

Existing Portfolio	Proposed RCS Trust Management Fee
0.1% Deposited Property + 5.25% Net Income	0.25% Deposited Property + 4.00% Net Property Income

Property Management Fee:

Existing Portfolio	Proposed RCS Trust Management Fee
3.0% Net Property Income + Marketing commissions	2.0% Gross Revenue + 2.5% Net Property Income

Rationale for Fee Structure

- Additional scope of work for mixed development
  - Necessary to reflect the diversified management expertise
  - Within fee range charged by comparable managers of REITs in Singapore and Hong Kong
- Common fee structure for the CCT Manager and the CMT Manager
- Alignment of CCT Manager's interest with Unitholders

CapitaCommercial Trust

Resolution 2 –
Extraordinary Resolution

Issue of New Units Under the Equity Fund Raising

CapitaCommercial Trust

Proposed Financing Structure (60% interest in RC)

Certainty of funding has been obtained


CapitaCommercial Trust
S$1,316.5m[1]
Debt Financing
Long Term Borrowings
S$519.8m[2]
Equity Fund Raising
S$803.2m[3]
Placement to other investors of
S$502.8m[5]
CCID[4] undertaking to subscribe
S$300.4m[5]

Notes:

1. Includes CCT's acquisition fee of S$13.0m which will be paid in New Units
2. CCT's 60% share of the S$866.4m borrowed through the RCS Trust from the issue of secured floating rate notes of up to S$974.0m by a special purpose vehicle
3. Includes issue expenses of approximately S$19.6m
4. CapitaLand Commercial and Integrated Development Limited, a wholly-owned subsidiary of CapitaLand Limited
5. Subject to the right, but not the obligation, of the Joint Lead Managers to claw back and reallocate to other investors. CCID has an option, but not the obligation, to subscribe additional New Units which remain unsubscribed under the Private Placement at the Private Placement Issue Price up to an aggregate of S$200.0m

CapitaCommercial Trust

Proposed Equity Fund Raising Structure

New Equity

- Issue of New Units to raise gross proceeds of up to S$803.2m

1-for-10 Non Renounceable Preferential Offering[1]

- The Preferential Offering Issue Price will be at a further discount of up to 1% of the Private Placement Issue Price discount
- The Preferential Offering Book Closure Date is expected to be no later than end August 2006

Private Placement and ATM offering

- Private placement to institutional and other investors (underwritten by UBS Investment Bank[2] and HSBC[3])[4]
- ATM Offering to retail investors

Notes:
1. This figure does not take into account the additional New Units which will, where necessary, be allocated to Singapore Registered Unitholders to enable them to obtain, after acceptance of their provisional allocations of New Units under the Preferential Offering, aggregate unitholdings in integral multiples of 1,000 Units. Relevant Singapore Registered Unitholders are Unitholders as at the Preferential Offering Books Closure Date other than (a) those whose registered addresses with CDP are outside Singapore, and who have not, at least five Market Days prior to the Preferential Offering Books Closure Date, provided CDP with addresses in Singapore for the service of notices and documents and (b) the CapitaLand Group
2. UBS AG, acting through its business group, UBS Investment Bank
3. The Hongkong and Shanghai Banking Corporation Limited
4. Save for the New Units which CCID has undertaken to subscribe for pursuant to the undertaking

CapitaCommercial Trust

Cumulative Distribution

- Distribution will be cumulative from 1 January 2006 to the day prior to the issue of New Units


Cumulative distribution (payment expected by end September 2006)
Scheduled FY2006 1H distribution
Next distribution
1 January 2006
30 June 2006
Day prior to issue of New Units
31 December 2006

Resolution 3 –
Ordinary Resolution

Proposed Placement to the CapitaLand Group

CapitaCommercial Trust

Proposed Placement to the CapitaLand Group[1]

- The CCT Manager may place New Units to the CapitaLand Group as part of the Equity Fund Raising under the Placement to the CapitaLand Group
- CapitaLand Group will subscribe such number of New Units under the Equity Fund Raising so as to maintain its pre-placement unitholdings of 37.4%. In addition, CapitaLand Group has the option to subscribe for additional New Units up to an aggregate of S$200 million in the event that any New Units under the Private Placement remain unsubscribed
- Depending on the demand level for New Units by other investors under the Equity Fund Raising, the CapitaLand Group's unitholdings in CCT may, in percentage terms, be increased, at its discretion, or be diluted

Rationale for Proposed Placement to the CapitaLand Group

- ✓ Size of CapitaLand Group's strategic unitholdings in CCT provides stability to CCT
- ✓ Clear signal to market of CapitaLand's commitment to the Acquisition and to the Equity Fund Raising
- ✓ Manage market risk to ensure certainty of funding

Note:
1. CapitaLand Limited and its subsidiaries (including the CCT Manager)

CapitaCommercial Trust

Resolution 4 – Ordinary Resolution

Proposed Placement to the Directors

CapitaCommercial Trust

Proposed Placement to the Directors

- Approval for the placement of New Units under the Private Placement to each of the Directors and his immediate family members who hold units, so as to maintain his pre-placement unitholdings, in percentage terms

Rationale for Proposed Placement to the Directors

- The Directors and his immediate family members should not be treated differently from any other Unitholder, and should be given the opportunity to apply for additional New Units under the Private Placement

Resolution 5 –
Extraordinary Resolution

Proposed Management Fee Supplement to the Trust Deed

CapitaCommercial Trust

Proposed Management Fee Supplement to the Trust Deed

- For the period up to and including 31 December 2008, the CCT Manager can receive, at its discretion, its Management Fee wholly in Units, wholly in cash or a combination of both, provided that the distribution for each financial year is not less than the forecast and projected distribution for the financial year ended 31 December 2005, as set out, in the introductory document of CCT dated 16 March 2004

Rationale for Proposed Management Fee Supplement

- ☑ To the extent that its Management Fee is paid in Units, the CCT Manager's interest will be further aligned with those of Unitholders
- ☑ Added flexibility to the Management to structure fee to be in line with its proactive asset management strategy

CapitaCommercial Trust

Resolution 6 –
Extraordinary Resolution

Proposed Acquisitions and Investments Facilitating Supplement to the Trust Deed

CapitaCommercial Trust

Proposed Acquisitions and Investments Facilitating Supplement to the Trust Deed

Proposed Consideration Units Supplement to the Trust Deed

- The CCT Manager shall be entitled to determine that the issue price of the Consideration Units issued as full or partial consideration for an acquisition shall be the same price as that of units issued under an equity fund raising to raise cash for the acquisition

Rationale for Proposed Supplement

- CCT may acquire more properties in the future. In the event that CCT elects to issue Units to fully or partially fund a future acquisition, the issue price of the Units under the current prescribed formula is different from the issue price of the Units under an equity fund raising exercise

CapitaCommercial Trust

Proposed Acquisitions and Investments Facilitating Supplement to the Trust Deed

Proposed Special Purpose Vehicle Supplement to the Trust Deed

- The CCT Manager may elect to receive its Base Fee, Performance Fee, Acquisition Fee and Divestment Fee under the Trust Deed from CCT, the relevant special purpose vehicle or a combination of both

Rationale for Proposed Supplement

- ✓ The ability of CCT to use a special purpose vehicle for holding investments will give it flexibility in structuring its investment holdings to achieve optimal returns to Unitholders. Such flexibility will enable CCT to gain access to a greater pipeline of real properties for potential future acquisitions

CapitaCommercial Trust

Key Dates and Time

CapitaCommercial Trust

Key Dates and Time

Extraordinary General Meeting	13 July 2006 at 4:00 pm
Commencement of the Equity Fund Raising	To be determined (but is expected to be no later than end August 2006)
Completion of the Acquisition	45 days after the date of the Sale and Purchase Agreement or 31 August 2006, whichever is the later date

CapitaCommercial Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65) 6536 1188
Fax: (65) 6533 6133
http://www.cct.com.sg

Investor & Analyst Contact:
Ho Mei Peng, (65) 6826 5586
Heng Hui Lin, (65) 6826 5841

CapitaCommercial Trust

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	18-Jul-2006 18:57:28
Announcement No.	00104

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "Sale of Raffles City by Tincel Properties (Private) Limited - Signing of Sale and Purchase Agreement"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	RHL_Announcement_Sale_of_Raffles_City_by_Tincel_Signing_of_Sale_and_Purchase_Agmt_18Jul06.pdf Total size = **77K** (2048K size limit recommended)

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RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

SALE OF RAFFLES CITY BY TINCEL PROPERTIES (PRIVATE) LIMITED - SIGNING OF SALE AND PURCHASE AGREEMENT

The Board of Directors (the "**Board**") of Raffles Holdings Limited (the "**Company**" or "**RHL**") refers to the proposed sale (the "**Sale**") of Raffles City by the Company's 45 per cent. associated company, Tincel Properties (Private) Limited.

*All capitalised terms used and not defined herein shall have the same meanings given to them in the Company's circular to shareholders dated 15 June 2006 ("**Circular**") in relation to the Sale, the Capital Reduction and the Capital Distribution.*

As stated in the Circular, the Sale is subject to and conditional upon:

(a) the passing of a resolution by Shareholders to approve the Sale;

(b) the Company not exercising the RHL Call Option;

(c) TPPL obtaining the IRAS Ruling;

(d) the approval of the Head Lessor for the Sale;

(collectively, the "**TPPL Conditions**"),

(e) the passing of a resolution by CCT Unitholders to approve the Sale; and

(f) the approval of the Head Lessor for (i) the mortgage and/or charge of Raffles City by the CCT Trustee or the Joint Ownership Vehicle ("**RCS Trust**")[1]; and (ii) the entry by the CCT Trustee or the trustee-manager of RCS Trust of the leases and/or licences in respect of Raffles City or any part(s) thereof,

(collectively, the "**Trustee Conditions**").

As also stated in the Circular, TPPL has received, on 5 May 2006, the IRAS Ruling, and CCTML has on 31 May 2006 received, for and on behalf of CCT and RCS Trust, the approval of the Singapore Land Authority, for and on behalf of the Head Lessor, for (i) the mortgage and/or charge of Raffles City by the CCT Trustee or RCS Trust; (ii) the entry into by the CCT Trustee or the trustee-manager of RCS Trust of leases and/or licences in respect of Raffles City or any part(s) thereof; and (iii) (where the CCT Trustee or the trustee-manager of RCS Trust intends to raise funds by way of a securitisation exercise) the assignment and transfer by the mortgagee or chargee of its rights under, *inter alia*, the mortgage or charge in favour of a security trustee. The Company has confirmed in the Circular that it will not exercise the RHL Call Option pursuant to the execution of the Option Agreement by TPPL with CCT.

---

1 The Joint Ownership Vehicle, RCS Trust, is an unlisted special purpose sub-trust, constituted by a trust deed on 18 July 2006, with CCT holding an interest of 60.0 per cent. and CMT holding an interest of 40.0 per cent..

On 13 July 2006, the Sale was approved by Shareholders at an extraordinary general meeting of the Company, and was also approved by CCT Unitholders at an extraordinary general meeting of CCT. TPPL has received the approvals of the Singapore Land Authority, for and on behalf of the Head Lessor, for each of the transfer of Raffles City Shopping Centre, Raffles City Tower, Swissotel The Stamford and Raffles The Plaza, and the transfer of subterranean stratum of state land lot 80002M, and subterranean stratum of state land lot 235N-Pt, both of Town Subdivision 11 at Beach Road, on 13 April 2006 and 28 June 2006 respectively. Therefore, as at the date of this Announcement, all of the TPPL Conditions and the Trustee Conditions have been satisfied.

On 13 July 2006, the Sale was also approved by CMT Unitholders at an extraordinary general meeting of CMT. RCS Trust will therefore be entering into the Sale and Purchase Agreement to acquire Raffles City on Completion.

The Company wishes to announce that CCT has today nominated the trustee-manager of RCS Trust to acquire Raffles City under the Option Agreement, and pursuant to such nomination, TPPL and the trustee-manager of RCS Trust have today entered into the Sale and Purchase Agreement. Completion of the Sale will either take place on (1) the date falling 45 days after the date of the Sale and Purchase Agreement; or (2) 31 August 2006, whichever is the later. The Sale will therefore be completed on 1 September 2006. The Company will make an appropriate announcement on completion of the Sale.

In the meantime, the Company advises that Shareholders exercise caution when dealing in the Shares and to refrain from taking any action in respect of their Shares which may be prejudicial to their interests.

BY ORDER OF THE BOARD

Ng Lai Leng
Company Secretary
Singapore, 18 July 2006

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	18-Jul-2006 19:18:05
Announcement No.	00111

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "Constitution of RCS Trust, entry into joint venture agreement and entry into sale and purchase agreement for acquisition of Raffles City"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT_Annc_18Jul06.pdf Total size = **38K** (2048K size limit recommended)

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CapitaCommercial
Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

CONSTITUTION OF RCS TRUST, ENTRY INTO JOINT VENTURE AGREEMENT AND ENTRY INTO SALE AND PURCHASE AGREEMENT FOR ACQUISITION OF RAFFLES CITY

CapitaCommercial Trust Management Limited, as manager of CapitaCommercial Trust ("**CCT**" and the manager of CCT, the "**Manager**"), wishes to announce that:

(i) an unlisted special purpose sub-trust ("**RCS Trust**") which is 60.0 per cent. owned by CCT and 40.0 per cent. owned by CapitaMall Trust ("**CMT**") has been constituted today with the execution of the trust deed constituting RCS Trust by HSBC Institutional Trust Services (Singapore) Limited, as trustee of CCT (the "**Trustee**"), HSBC Institutional Trust Services (Singapore) Limited, as trustee of CMT (the "**CMT Trustee**"), the Manager, CapitaMall Trust Management Limited, as manager of CMT (the "**CMT Manager**") and HSBC Institutional Trust Services (Singapore) Limited, as trustee-manager of RCS Trust (the "**RCS Trust Trustee-Manager**");

(ii) the Trustee, the CMT Trustee, the Manager, the CMT Manager and the RCS Trust Trustee-Manager have today entered into a joint venture agreement for the purpose of governing the relationship between them in connection with the establishment of RCS Trust; and

(iii) CCT has today nominated the RCS Trust Trustee-Manager to acquire Raffles City under the conditional put and call option agreement entered into between the Trustee and Tincel Properties (Private) Limited ("**TPPL**") on 18 March 2006 (the "**Put and Call Option Agreement**") in connection with the acquisition of Raffles City (the "**Acquisition**"), as described in the circular dated 26 June 2006 issued by the Manager to the unitholders of CCT (the "**Circular**")). Pursuant to such nomination, the RCS Trust Trustee-Manager has today entered into a sale and purchase agreement (the "**Sale and Purchase Agreement**") with TPPL, as vendor, for the acquisition of Raffles City.

As stated in the Circular, the Acquisition is subject to and conditional upon the fulfilment of certain conditions precedent (the "**Conditions Precedent**"). As at the date of this announcement, all of the Conditions Precedent have been satisfied:

No.	Conditions Precedent	Fulfilment of Conditions Precedent
1.	The approval by the unitholders of CCT given at an extraordinary general meeting for the Acquisition.	On 13 July 2006, the Acquisition was approved by unitholders of CCT at an extraordinary general meeting of CCT.

No.	Conditions Precedent	Fulfilment of Conditions Precedent
2.	The approvals of the head lessor, the President of the Republic of Singapore (the "**Head Lessor**") being obtained for:	
	(a) the sale of Raffles City to the purchaser in accordance with the terms of the Put and Call Option Agreement;	The approvals of the Head Lessor for the sale of (i) Raffles City Tower, Raffles City Shopping Centre, Swissotel The Stamford and Raffles The Plaza were received on 13 April 2006 and 16 June 2006 and (ii) the Subterranean Lots were received on 28 June 2006.
	(b) the mortgage and/or charge of Raffles City (excluding the subterranean stratum of state land lot 80002M and (if alienation is approved) the subterranean stratum of state land lot 235N-Pt, both of Town Subdivision 11 at Beach Road (collectively, the "**Subterranean Lots**")) by the purchaser; and	Separately, the approvals of the Head Lessor for (a) the mortgage and/or charge of Raffles City (excluding the Subterranean Lots) by the purchaser and (b) the entry into by the purchaser of leases and/or licences in respect of Raffles City (excluding the Subterranean Lots) or any part(s) thereof were obtained on 31 May 2006.
	(c) the entry into by the purchaser of leases and/or licences in respect of Raffles City (excluding the Subterranean Lots) or any part(s) thereof.	
3.	The approval of the shareholders ("**Shareholders**") of Raffles Holdings Limited ("**RHL**") at an extraordinary general meeting in relation to the sale of Raffles City.	On 13 July 2006, the sale of Raffles City was approved by Shareholders at an extraordinary general meeting of RHL.
4.	RHL not exercising its call option pursuant to the shareholders agreement dated 13 June 2001 made between RHL and Tincel Limited (which owns 55.0% of TPPL), by the call option expiry date therein (the "**RHL Call Option**").	RHL has confirmed in the circular issued by RHL to its Shareholders dated 15 June 2006 (the "**RHL Circular**") that it will not exercise the RHL Call Option.
5.	TPPL obtaining a ruling from the Inland Revenue Authority of Singapore (the "**IRAS Ruling**") that there is no tax payable by TPPL on the gains arising from the sale of Raffles City.	As stated in the RHL Circular, TPPL has received, on 5 May 2006, the IRAS Ruling.

On 13 July 2006, the Acquisition was also approved by unitholders of CMT at an extraordinary general meeting of CMT. The Sale and Purchase Agreement has therefore been entered into by RCS Trust.

Completion of the Acquisition will either take place on (1) the date falling 45 days after the date of the Sale and Purchase Agreement; or (2) 31 August 2006, whichever is the later date. The Acquisition will therefore be completed on 1 September 2006.

In the meantime, the Manager advises the unitholders of CCT to exercise caution when dealing in the units of CCT ("**Units**") and to refrain from taking any action in respect of their Units which may be prejudicial to their interests.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company Registration No. 200309059W)
As Manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
18 July 2006

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	18-Jul-2006 19:25:41
Announcement No.	00112

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "Constitution of RCS Trust, entry into joint venture agreement and entry into sale and purchase agreement for acquisition of Raffles City"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT_Announcement18July06.pdf Total size = **66K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 29 October 2001 (as amended))

CONSTITUTION OF RCS TRUST, ENTRY INTO JOINT VENTURE AGREEMENT AND ENTRY INTO SALE AND PURCHASE AGREEMENT FOR ACQUISITION OF RAFFLES CITY

CapitaMall Trust Management Limited, as manager of CapitaMall Trust ("**CMT**" and the manager of CMT, the "**Manager**"), wishes to announce that:

(i) an unlisted special purpose sub-trust ("**RCS Trust**") which is 40.0 per cent. owned by CMT and 60.0 per cent. owned by CapitaCommercial Trust ("**CCT**") has been constituted today with the execution of the trust deed constituting RCS Trust by HSBC Institutional Trust Services (Singapore) Limited, as trustee of CMT (the "**Trustee**"), HSBC Institutional Trust Services (Singapore) Limited, as trustee of CCT (the "**CCT Trustee**"), the Manager, CapitaCommercial Trust Management Limited, as manager of CCT (the "**CCT Manager**") and HSBC Institutional Trust Services (Singapore) Limited, as trustee-manager of RCS Trust (the "**RCS Trust Trustee-Manager**");

(ii) the Trustee, the CCT Trustee, the Manager, the CCT Manager and the RCS Trust Trustee-Manager have today entered into a joint venture agreement for the purpose of governing the relationship between them in connection with the establishment of RCS Trust; and

(iii) CCT has today nominated the RCS Trust Trustee-Manager to acquire Raffles City under the conditional put and call option agreement entered into between the CCT Trustee and Tincel Properties (Private) Limited ("**TPPL**") on 18 March 2006 (the "**Put and Call Option Agreement**") in connection with the acquisition of Raffles City (the "**Acquisition**"), as described in the circular dated 26 June 2006 issued by the Manager to the unitholders of CMT (the "**Circular**")). Pursuant to such nomination, the RCS Trust Trustee-Manager has today entered into a sale and purchase agreement (the "**Sale and Purchase Agreement**") with TPPL, as vendor, for the acquisition of Raffles City.

As stated in the Circular, the Acquisition is subject to and conditional upon the fulfilment of certain conditions precedent (the "**Conditions Precedent**"). As at the date of this announcement, all of the Conditions Precedent have been satisfied:

No.	Conditions Precedent	Fulfilment of Conditions Precedent
1.	The approval by the unitholders of CCT given at an extraordinary general meeting for the Acquisition.	On 13 July 2006, the Acquisition was approved by unitholders of CCT at an extraordinary general meeting of CCT.

No.	Conditions Precedent	Fulfilment of Conditions Precedent
2.	The approvals of the head lessor, the President of the Republic of Singapore (the "**Head Lessor**") being obtained for:	
	(a) the sale of Raffles City to the purchaser in accordance with the terms of the Put and Call Option Agreement;	The approvals of the Head Lessor for the sale of (i) Raffles City Tower, Raffles City Shopping Centre, Swissotel The Stamford and Raffles The Plaza were received on 13 April 2006 and 16 June 2006 and (ii) the Subterranean Lots were received on 28 June 2006.
	(b) the mortgage and/or charge of Raffles City (excluding the subterranean stratum of state land lot 80002M and (if alienation is approved) the subterranean stratum of state land lot 235N-Pt, both of Town Subdivision 11 at Beach Road (collectively, the "**Subterranean Lots**")) by the purchaser; and	Separately, the approvals of the Head Lessor for (a) the mortgage and/or charge of Raffles City (excluding the Subterranean Lots) by the purchaser and (b) the entry into by the purchaser of leases and/or licences in respect of Raffles City (excluding the Subterranean Lots) or any part(s) thereof were obtained on 31 May 2006.
	(c) the entry into by the purchaser of leases and/or licences in respect of Raffles City (excluding the Subterranean Lots) or any part(s) thereof.	
3.	The approval of the shareholders ("**Shareholders**") of Raffles Holdings Limited ("**RHL**") at an extraordinary general meeting in relation to the sale of Raffles City.	On 13 July 2006, the sale of Raffles City was approved by Shareholders at an extraordinary general meeting of RHL.
4.	RHL not exercising its call option pursuant to the shareholders agreement dated 13 June 2001 made between RHL and Tincel Limited (which owns 55.0% of TPPL), by the call option expiry date therein (the "**RHL Call Option**").	RHL has confirmed in the circular issued by RHL to its Shareholders dated 15 June 2006 (the "**RHL Circular**") that it will not exercise the RHL Call Option.
5.	TPPL obtaining a ruling from the Inland Revenue Authority of Singapore (the "**IRAS Ruling**") that there is no tax payable by TPPL on the gains arising from the sale of Raffles City.	As stated in the RHL Circular, TPPL has received, on 5 May 2006, the IRAS Ruling.

On 13 July 2006, the Acquisition was also approved by unitholders of CMT at an extraordinary general meeting of CMT. The Sale and Purchase Agreement has therefore been entered into by RCS Trust.

Completion of the Acquisition will either take place on (1) the date falling 45 days after the date of the Sale and Purchase Agreement; or (2) 31 August 2006, whichever is the later date. The Acquisition will therefore be completed on 1 September 2006.

In the meantime, the Manager advises the unitholders of CMT to exercise caution when dealing in the units of CMT ("**Units**") and to refrain from taking any action in respect of their Units which may be prejudicial to their interests.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
As Manager of CapitaMall Trust

Michelle Koh
Company Secretary
Singapore
18 July 2006

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	19-Jul-2006 12:39:36
Announcement No.	00017

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "The Ascott Group opens its first serviced residence in the Middle East - Somerset Jadaf, Dubai"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.
Attachments:	Ascott-NewRelease-Jadaf-19Jul06.pdf Total size = **196K** (2048K size limit recommended)

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82 - 4507

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

For Immediate Release

NEWS RELEASE

THE ASCOTT GROUP OPENS ITS FIRST SERVICED RESIDENCE IN THE MIDDLE EAST - SOMERSET JADAF, DUBAI

Singapore, 19 July 2006 – The Ascott Group officially opened its first serviced residence, Somerset Jadaf, Dubai in the Middle East today. The 84-unit property is located in a prime location in Jadaf area, a 15-minute drive from Dubai International Airport and it is close to the central business districts and the Dubai World Trade Centre. The property is also a 10-minute drive from Wafi City, a premier shopping and dining destination.

Mr Lim Chin Beng, The Ascott Group's Chairman, said: "The Ascott Group is one of the first international serviced residence companies to operate in the Middle East. As the world's largest international serviced residence owner-operator outside of the United States with properties in 43 cities in Asia Pacific, Europe and the Middle East, we will bring premium quality serviced residences of world class standards to the region."

Mr Liew Mun Leong, The Ascott Group's Deputy Chairman, and President and CEO of its parent company CapitaLand Group said: "The Ascott Group will increase its presence in the Middle East given the tremendous business opportunities, strong government support, increasing foreign investments, and growing expatriate community."

"The opening of Somerset Jadaf in Dubai is part of Ascott's expansion plans to have about 15 serviced residences by 2010, in key gateway cities in the Middle East countries including Bahrain, the United Arab Emirates, Qatar, Kuwait and Saudi Arabia," added Mr Liew.

Mr Cameron Ong, The Ascott Group's Managing Director and CEO said: "The Ascott Group has chosen Dubai as the entry point to launch the first property in the Middle East because of Dubai's strong economic growth, the concentration of key businesses and a relatively limited supply of serviced residences. Statistics from Dubai's Department of Tourism and Commerce Marketing show that there are about 20 deluxe hotel apartment properties in Dubai and the occupancy level is about 80%. This is a clear indication of the growth potential for premium quality accommodation and we believe that there will be more opportunities for expansion."

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES

"Wafi Group has a reputation for innovation and quality in Dubai, and our relationship with The Ascott Group has created another "first", as we introduce the award winning Somerset brand to the Middle East," said Ian Wiedersheim, Managing Director of Wafi Group.

Somerset Jadaf, Dubai is owned by Wafi Group, a multi-industry conglomerate with businesses including property asset management; hospitality and lifestyle services; and manufacturing and transportation. It also owns Wafi City which is best known for its varied range of shops, restaurants and cafes, spa, and lively nightlife establishments including the Pyramids complex, Cleopatra's Spa, Pharaohs' Club, the Planet Hollywood complex as well as the Wafi City Mall – one of Dubai's most exclusive shopping and dining attractions.

More about Somerset Jadaf, Dubai
Located in the fast-developing Jadaf area which has been earmarked for phase II development of Dubai Healthcare City, Somerset Jadaf, Dubai is a 5-minute drive from the famous Dubai Creek, a developing watersport recreation belt. Besides a prime location, Somerset Jadaf, Dubai offers business executives and their families personalised services and facilities with the spacious comfort and security of a private residence. It is the perfect home for business executives on project assignments or those with families who want hassle free relocation.

Comfort of a home
Residents at Somerset Jadaf, Dubai can choose from a wide range of stylish fully–furnished studio, one, two and four–bedroom apartments. Executives travelling with family members can also request for two units of two-bedroom apartments to be converted into one four-bedroom apartment. Each apartment unit is elegantly furnished with a fully-equipped modern kitchen, a living/dining room, home entertainment system and contemporary fittings.

Personalised services
Somerset Jadaf, Dubai offers a range of services including daily housekeeping, complimentary continental buffet breakfast, babysitting, grocery deliveries, valet and dry cleaning. Residents will receive a privilege card which offers exclusive benefits and privileges throughout Wafi City. Complimentary shuttle bus services are also available from the property to Wafi City and Jumeira open beach. Facilities at the property include a business centre, meeting room, outdoor swimming pool, jacuzzi and fully-equipped gymnasium. Security is provided on a 24-hour basis and supported by closed-circuit TV surveillance.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with about 16,000 serviced residence units in key cities of Asia Pacific, Europe and the Middle East.

The Group operates three brands – The Ascott, Somerset and Citadines in 43 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Pattaya, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Xi'an and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand as well as Dubai in the Middle East.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally; it has clinched numerous prestigious awards including the 'Most Outstanding International Brand' award from Apartment Living magazine in Thailand, '2006 Korea Top Brand' award by Seoul Economy newspaper, Korea Herald's 'Readers' Best Brand Awards 2006', '2006 Best Company & CEO' award from the Herald Business in Korea, the 'Best Serviced Residence Brand' award by Lifestyle + Travel magazine in Thailand, the 'Innovative Capital Venture' award at the 2006 China Hotel Investment Summit, 2006 'China's Top 100 Serviced Apartments' award, Korea Times' 'Best International Serviced Residence Brand' award, the 'Highly Commended Deluxe Accommodation' award at the 2005 Tasmanian Tourism Awards, 'Best Accommodation' at the 2005 World Travel Awards, TTG Asia Media's 2005 'Best Serviced Residence Operator' award, and the Business Traveller Asia Pacific's 2005 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. Its property and hospitality portfolio spans more than 70 cities in 18 countries.

For reservations on The Ascott Group's properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Lilian Goh, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DATE OF RELEASE OF 2006 2ND QUARTER AND HALF-YEAR FINANCIAL RESULTS

CapitaLand Limited ("CapitaLand") wishes to announce that it will release its financial results for the 2nd quarter and half-year ended 30 June 2006 on Thursday, 3 August 2006.

CapitaLand will be holding a presentation for analysts and the media on its financial results at 5.30 pm on the same day. A live webcast of the presentation will be available for viewing at www.capitaland.com.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
20 July 2006

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND CHINA CCDF (CAYMAN) HOLDINGS CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Cayman Islands:

Name	:	CapitaLand China CCDF (Cayman) Holdings Co., Ltd.
Principal Activity	:	Investment Holding
Authorised Share Capital	:	US$50,000 divided into 50,000 shares of US$1 each
Issued and Paid-up Share Capital	:	US$1 comprising 1 share

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the transaction described above.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
20 July 2006

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Jul-2006 07:20:12
Announcement No.	00006

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "(1) 2006 Second Quarter unaudited financial statement and distribution announcement" and (2) CMT achieves 10.3% higher second quarter 2006 distribution per unit"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by CMTML on the SGX website www.sgx.com.sg
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CapitaMall Trust

CAPITAMALL TRUST

2006 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

CAPITAMALL TRUST
2006 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

Summary of CMT Results

	FY 2004	FY 2005	1 April to 30 June 2006		
	Actual S$'000	**Actual S$'000**	**Actual S$'000**	**Forecast [1] S$'000**	**% Change**
Gross Revenue	177,239	243,087	76,536	74,782	2.3
Net Property Income	114,210	154,081	49,235	48,592	1.3
Distributable Income	98,105	126,782	38,265	38,133	0.3
Distribution Per Unit ("DPU") (cents)					
For the period	9.48¢	10.23¢	2.77¢	2.76¢	0.3
Annualised	9.48¢ [2]	10.23¢ [2]	11.11¢	11.07¢	0.3

Footnotes:
1. *The forecast is based on the forecast shown in CMT Circular dated 26 June 2006.*
2. *Refer to actual DPU for the respective years.*

For a meaningful analysis/comparison of the actual results against the forecast as stated in the CMT Circular dated 26 June 2006, please refer to paragraph 9 of this announcement.

DISTRIBUTION & BOOK CLOSURE DATE

Distribution	For 1 April 2006 to 30 June 2006
Distribution type	Income
Distribution rate	2.77 cents per unit
Book closure date	01 Aug 2006
Payment date	29 Aug 2006

CAPITAMALL TRUST
2006 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

INTRODUCTION

CapitaMall Trust ("CMT") was established under a trust deed dated 29 October 2001 entered into between CapitaMall Trust Management Limited (as manager of CMT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CMT) (the "Trustee"), as amended.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Funan The IT Mall (presently known as Funan DigitaLife Mall). CMT acquired IMM Building on 26 June 2003. On 17 December 2003, CMT invested S$58 million in the Class E Bonds of CapitaRetail Singapore Limited, an associate, which owns CapitaRetail BPP Trust (owner of 90 strata units in Bukit Panjang Plaza), CapitaRetail Lot One Trust (owner of Lot One Shoppers' Mall) and CapitaRetail Rivervale Trust (owner of Rivervale Mall). CMT acquired its fifth property, Plaza Singapura, on 2 August 2004.

CMT acquired Sembawang Shopping Centre on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%) , 16 August 2005 (4.3%) 10 May 2006 (2.7%) and 7 June 2006 (0.6%). On 31 October 2005, CMT completed the acquisitions of Bugis Junction and Jurong Entertainment Centre.

CAPITAMALL TRUST
2006 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

1(a)(i) **Statement of total return (2Q 2006 vs 2Q 2005)**

For a review of the performance, please refer to paragraph 8.

	Trust and its associate			Trust		
	2Q 2006[1] S$'000	2Q 2005 S$'000	% Change	2Q 2006[1] S$'000	2Q 2005 S$'000	% Change
Gross rental income	70,849	52,685	34.5	70,849	52,685	34.5
Car park income	2,105	1,792	17.4	2,105	1,792	17.4
Other income	3,582	2,935	22.0	3,582	2,935	22.0
Gross revenue	**76,536**	**57,412**	**33.3**	**76,536**	**57,412**	**33.3**
Property management fees	(2,836)	(2,113)	34.2	(2,836)	(2,113)	34.2
Property tax	(6,603)	(5,189)	27.2	(6,603)	(5,189)	27.2
Other property operating expenses [2]	(17,862)	(13,727)	30.1	(17,862)	(13,727)	30.1
Property operating expenses	**(27,301)**	**(21,029)**	**29.8**	**(27,301)**	**(21,029)**	**29.8**
Net property income	**49,235**	**36,383**	**35.3**	**49,235**	**36,383**	**35.3**
Interest income	191	39	389.7	1,420	1,224	16.0
Asset management fees	(4,674)	(3,477)	34.4	(4,674)	(3,477)	34.4
Trust expenses	(549)	(352)	56.0	(549)	(352)	56.0
Administrative expenses	**(5,223)**	**(3,829)**	**36.4**	**(5,223)**	**(3,829)**	**36.4**
Net income before finance costs	**44,203**	**32,593**	**35.6**	**45.432**	**33,778**	**34.5**
Finance costs	(8,742)	(5,147)	69.8	(8,742)	(5,147)	69.8
Net income	**35,461**	**27,446**	**29.2**	**36,690**	**28,631**	**28.1**
Share of profit of associate	1,354	1,380	(1.9)	-	-	-
Net appreciation on revaluation of investment properties	13,346	-	N.M.	13,346	-	N.M.
Total return for the period before taxation	**50,161**	**28,826**	**74.0**	**50,036**	**28,631**	**74.8**
Taxation	NA	NA	NA	NA	NA	NA
Total return for the period	**50,161**	**28,826**	**74.0**	**50,036**	**28,631**	**74.8**

Footnotes :

1. *Sembawang Shopping Centre was acquired on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%),16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.*

2. *Included as part of the other property operating expenses are the following:*

	Trust and its associate			Trust		
	2Q 2006 *S$'000*	2Q 2005 *S$'000*	% Change	2Q 2006 *S$'000*	2Q 2005 *S$'000*	% Change
Depreciation and amortization	*317*	*110*	*188.2*	*317*	*110*	*188.2*
Bad debts written off / (written back)	*14*	*(3)*	*NM*	*14*	*(3)*	*NM*

N.M. – not meaningful

CAPITAMALL TRUST
2006 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

1(a)(i) Statement of total return (1H 2006 vs 1H 2005)

For a review of the performance, please refer to paragraph 8.

	Trust and its associate			Trust		
	1H 2006[1] S$'000	1H 2005 S$'000	% Change	1H 2006[1] S$'000	1H 2005 S$'000	% Change
Gross rental income	141,872	103,748	36.7	141,872	103,748	36.7
Car park income	4,191	3,598	16.5	4,191	3,598	16.5
Other income	7,154	5,257	36.1	7,154	5,257	36.1
Gross revenue	**153,217**	**112,603**	**36.1**	**153,217**	**112,603**	**36.1**
Property management fees	(5,723)	(4,153)	37.8	(5,723)	(4,153)	37.8
Property tax	(13,425)	(10,381)	29.3	(13,425)	(10,381)	29.3
Other property operating expenses [2]	(33,442)	(26,289)	27.2	(33,442)	(26,289)	27.2
Property operating expenses	**(52,590)**	**(40,823)**	**28.8**	**(52,590)**	**(40,823)**	**28.8**
Net property income	**100,627**	**71,780**	**40.2**	**100,627**	**71,780**	**40.2**
Interest income	425	41	936.6	2,870	2,399	19.6
Asset management fees	(9,372)	(6,904)	35.7	(9,372)	(6,904)	35.7
Trust expenses	(1,048)	(690)	51.9	(1,048)	(690)	51.9
Administrative expenses	**(10,420)**	**(7,594)**	**37.2**	**(10,420)**	**(7,594)**	**37.2**
Net income before finance costs	**90,632**	**64,227**	**41.1**	**93,077**	**66,585**	**39.8**
Finance costs	(17,293)	(10,092)	71.4	(17,293)	(10,092)	71.4
Net income	**73,339**	**54,135**	**35.5**	**75,784**	**56,493**	**34.2**
Share of profit of associate	2,582	1,609	60.5	-	-	-
Net appreciation on revaluation of investment properties	13,346	-	N.M.	13,346	-	N.M.
Total return for the period before taxation	**89,267**	**55,744**	**60.1**	**89,130**	**56,493**	**57.8**
Taxation	NA	NA	NA	NA	NA	NA
Total return for the period	**89,267**	**55,744**	**60.1**	**89,130**	**56,493**	**57.8**

Footnotes :

1. *Sembawang Shopping Centre was acquired on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%),16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.*

2. *Included as part of the other property operating expenses are the following:*

	Trust and its associate			Trust		
	1H 2006 S$'000	*1H 2005 S$'000*	% Change	*1H 2006 S$'000*	*1H 2005 S$'000*	% Change
Depreciation and amortization	*512*	*217*	*135.9*	*512*	*217*	*135.9*
Bad debts written off	*14*	*11*	*27.3*	*14*	*11*	*27.3*
Assets written off	-	*201*	*NM*	-	*201*	*NM*

N.M. – not meaningful

1(a)(ii) Distribution statement (2Q 2006 vs 2Q 2005)

	Trust and its associate			Trust		
	2Q 2006 S$'000	2Q 2005 S$'000	% *Change*	2Q 2006 S$'000	2Q 2005 S$'000	% *Change*
Net income	35,461	27,446	29.2	36,690	28,631	28.1
Net effect of non-tax deductible items (Note A)	1,575	1,691	(6.9)	1,575	1,691	(6.9)
Interest income from associate	1,229	1,185	3.7	-	-	NA
Distributable income to unitholders [1]	**38,265**	**30,322**	**26.2**	**38,265**	**30,322**	**26.2**
Note A						
Non-tax deductible items						
- Asset management fees (performance component payable in units)	*2,133*	*1,691*	26.1	*2,133*	*1,691*	26.1
- Trustee's fees	*265*	*186*	42.5	*265*	*186*	42.5
- Temporary differences and other adjustments	*(823)*	*(186)*	341.9	*(823)*	*(186)*	341.9
Net effect of non-tax deductible items	*1,575*	*1,691*	(6.9)	*1,575*	*1,691*	(6.9)

CAPITAMALL TRUST
2006 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

1(a)(ii) Distribution statement (1H 2006 vs 1H 2005)

	Trust and its associate			Trust		
	1H 2006 S$'000	1H 2005 S$'000	% Change	1H 2006 S$'000	1H 2005 S$'000	% Change
Net income	73,339	54,135	35.5	75,784	56,493	34.2
Net effect of non-tax deductible items (Note A)	4,238	3,665	15.6	4,238	3,665	15.6
Interest income from associate	2,445	2,358	3.7	-	-	NA
Taxable income available for distribution to unitholders	**80,022**	**60,158**	**33.0**	**80,022**	**60,158**	**33.0**
Distributable income to unitholders [1]	**75,846**	**60,158**	**26.1**	**75,846**	**60,158**	**26.1**
Note A						
Non-tax deductible items						
- Asset management fees (performance component payable in units)	*4,338*	*3,369*	*28.8*	*4,338*	*3,369*	*28.8*
- Trustee's fees	*523*	*358*	*46.1*	*523*	*358*	*46.1*
- Temporary differences and other adjustments	*(623)*	*(62)*	*904.8*	*(623)*	*(62)*	*904.8*
Net effect of non-tax deductible items	*4,238*	*3,665*	*15.6*	*4,238*	*3,665*	*15.6*

Footnote:

1 *CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2006. Due to significant asset enhancement works and higher interest expenses, income streams for the coming quarters is expected to fluctuate. To be prudent, for the 1st quarter ended 31 March 2006, CMT has distributed 90% of its taxable income available for distribution to Unitholders.*

CAPITAMALL TRUST
2006 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

1(b)(i) **Balance sheet**

As at 30 Jun 2006 vs 31 Dec 2005

	Trust and its associate			Trust		
	30 Jun 2006 S$'000	31 Dec 2005 S$'000	% Change	30 Jun 2006 S$'000	31 Dec 2005 S$'000	% Change
Non-current assets						
Plant & equipment	517	547	(5.5)	517	547	(5.5)
Investment properties [1]	3,426,660	3,365,000	1.8	3,426,660	3,365,000	1.8
Interest in an associate [2]	66,693	64,928	2.7	58,000	58,000	-
Total non-current assets	**3,493,870**	**3,430,475**	**1.8**	**3,485,177**	**3,423,547**	**1.8**
Current assets						
Trade & other receivables	13,950	13,942	0.1	13,950	13,942	0.1
Cash & cash equivalents [3]	44,685	39,147	14.2	44,685	39,147	14.2
Total current assets	**58,635**	**53,089**	**10.5**	**58,635**	**53,089**	**10.5**
Less						
Current liabilities						
Trade & other payables [4]	113,216	77,752	45.6	113,216	77,752	45.6
Provisions for taxation	367	367	-	367	367	-
Total current liabilities	**113,583**	**78,119**	**45.4**	**113,583**	**78,119**	**45.4**
Net current (liabilities) / assets	**(54,948)**	**(25,030)**	**119.5**	**(54,948)**	**(25,030)**	**119.5**
Less						
Non-current liabilities						
Interest bearing loans	1,089,479	1,089,232	0.0	1,089,479	1,089,232	0.0
Other non-current liabilities	33,661	32,308	4.2	33,661	32,308	4.2
Total non-current liabilities	**1,123,140**	**1,121,540**	**0.1**	**1,123,140**	**1,121,540**	**0.1**
Net assets	**2,315,782**	**2,283,905**	**1.4**	**2,307,089**	**2,276,977**	**1.3**
Unitholders' funds	**2,315,782**	**2,283,905**	**1.4**	**2,307,089**	**2,276,977**	**1.3**

Footnotes:
1. *Investment properties included the 2 units in Hougang Plaza acquired on 10 May 2006 (2.7% of the strata area) and 7 June 2006 (0.6% of the strata area) and are stated at valuation performed by independent professional valuers on 1 June 2006.*
2. *The increase for Trust and its associate was mainly due to the adjustment for prior year's revaluation loss and 1H 2006's gain on interest rate swaps on the bonds issued by associate.*

3. *The increase was mainly due to the cash available for distribution to Unitholders. As at 30 June 2006, the cash available for distribution was for the period from 1 April 2006 to 30 June 2006 whereas as at 31 December 2005, the cash available for distribution was for the period from 31 October 2005 to 31 December 2005.*
4. *The increase is mainly due to the draw down of a short term interest bearing loan of S$30 million in June 2006.*

1(b)(ii) **Aggregate amount of borrowings and debt securities**

	Trust and its associate and Trust	
	30 Jun 2006	31 Dec 2005
	S$'000	S$'000
Secured borrowings		
Amount repayable after one year	1,093,000	1,093,000
Less: Fees and costs in relation to debt raising exercise amortised over the tenor of secured loan	(3,521)	(3,768)
	1,089,479	**1,089,232**

Details of any collateral

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties;

(ii) *an assignment and charge of the rental proceeds and tenancy agreements of units in the properties;*

(iii) an assignment of the insurance policies relating to the properties;

(iv) an assignment of the agreements relating to the management of the properties; and

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties.

CAPITAMALL TRUST
2006 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

1(c) Cash flows statement (2Q 2006 vs 2Q 2005)

	Trust and its associate	
	2Q 2006[1] S$'000	2Q 2005 S$'000
Operating activities		
Net income	35,461	27,446
Adjustments for:		
Interest income	(191)	(39)
Finance costs	8,742	5,147
Depreciation and amortization	317	110
Asset management fee paid/payable in units	2,133	1,691
Operating income before working capital changes	46,462	34,355
Changes in working capital:		
Trade and other receivables	(1,158)	(2,726)
Trade and other payables	(8,421)	4,014
Security deposits	1,918	686
Cash generated from operating activities	**38,801**	**36,329**
Investing activities		
Interest received	2,603	39
Net cash outflow on purchase of investment properties	(5,327)	(115,949)
Capital expenditure on investment properties	(30,680)	(12,024)
Purchase of plant and equipment	(58)	(2)
Cash flows from investing activities	**(33,462)**	**(127,936)**
Financing activities		
Proceeds from interest-bearing loans and borrowings	30,000	123,000
Distribution to unitholders	(37,551)	(29,745)
Interest paid	(8,377)	(4,986)
Payment of issue and financing expenses	(111)	-
Cash flows from financing activities	**(16,039)**	**88,269**
Decrease in cash and cash equivalent	**(10,700)**	**(3,338)**
Cash and cash equivalent at beginning of period	**55,385**	**25,477**
Cash and cash equivalent at end of period	**44,685**	**22,139**

Footnote:

1. *Sembawang Shopping Centre was acquired on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%),16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.*

1(c) Cash flows statement (1H 2006 vs 1H 2005)

	Trust and its associate	
	1H 2006[1] S$'000	1H 2005 S$'000
Operating activities		
Net income	73,339	54,135
Adjustments for:		
Interest income	(425)	(41)
Finance costs	17,293	10,092
Write-off of assets	-	201
Depreciation and amortization	512	217
Asset management fee paid/payable in units	4,339	3,369
Operating income before working capital changes	95,058	67,973
Changes in working capital:		
Trade and other receivables	(368)	(2,943)
Trade and other payables	(3,682)	8,547
Security deposits	3,443	1,350
Cash generated from operating activities	**94,451**	**74,927**
Investing activities		
Interest received	2,830	2,439
Net cash outflow on purchase of investment properties	(5,327)	(115,949)
Capital expenditure on investment properties	(35,974)	(20,702)
Purchase of plant and equipment	(79)	(66)
Cash flows from investing activities	**(38,550)**	**(134,278)**
Financing activities		
Proceeds from interest-bearing loans and borrowings	30,000	123,000
Distribution to unitholders	(63,351)	(78,715)
Interest paid	(17,006)	(9,986)
Payment of issue and financing expenses	(6)	-
Cash flows from financing activities	**(50,363)**	**34,299**
Increase / (Decrease) in cash and cash equivalent	**5,538**	**(25,052)**
Cash and cash equivalent at beginning of period	**39,147**	**47,191**
Cash and cash equivalent at end of period	**44,685**	**22,139**

Footnote:

1. *Sembawang Shopping Centre was acquired on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%),16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.*

1(d)(i) Statement of changes in unitholders' funds (2Q 2006 vs 2Q 2005)

As at 30 Jun 2006 vs 30 Jun 2005

	Trust and its associate		Trust	
	2Q 2006[1] S$'000	2Q 2005 S$'000	2Q 2006[1] S$'000	2Q 2005 S$'000
Balance as at beginning of period	**2,300,411**	**1,601,692**	**2,292,582**	**1,593,068**
Operations				
Net income	35,461	27,446	36,690	28,631
Share of profit of associate	1,354	1,380	-	-
Net appreciation on revaluation of investment properties	13,346	-	13,346	-
Change in net assets attributable to unitholders resulting from operations	**50,161**	**28,826**	**50,036**	**28,631**
Movement in hedging reserve	**739**	**(2,202)**	**-**	**-**
Unitholders' transactions				
Creation of units				
- fair value of management fees payable / paid in units	329	156	329	156
Units to be issued as satisfaction of the portion of asset management fees payable in units	1,804	1,535	1,804	1,535
Distribution to unitholders [2]	(37,551)	(29,745)	(37,551)	(29,745)
Issue expenses	(111)	-	(111)	-
Net decrease in net assets resulting from unitholders' transactions	**(35,529)**	**(28,054)**	**(35,529)**	**(28,054)**
Balance as at end of period	**2,315,782**	**1,600,262**	**2,307,089**	**1,593,645**

Footnotes:

1. *Sembawang Shopping Centre was acquired on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%),16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.*
2. *Distribution for 2Q 2006 is for the period from 1 January 2006 to 31 March 2006 paid in May 2006. Distribution for 2Q 2005 is for the period from 1 January 2005 to 31 March 2005 paid in May 2005.*

1(d)(i) **Statement of changes in unitholders' funds (1H 2006 vs 1H 2005)**

As at 30 Jun 2006 vs 30 Jun 2005

	Trust and its associate		Trust	
	1H 2006[1] S$'000	1H 2005 S$'000	1H 2006[1] S$'000	1H 2005 S$'000
Balance as at beginning of period	**2,283,905**	**1,622,478**	**2,276,977**	**1,610,653**
Operations				
Net income	73,339	54,135	75,784	56,493
Share of profit of associate	2,582	1,609	-	-
Net appreciation on revaluation of investment properties	13,346	-	13,346	-
Change in net assets attributable to unitholders resulting from operations	**89,267**	**55,744**	**89,130**	**56,493**
Movement in hedging reserve	**1,628**	**(4,459)**	-	-
Unitholders' transactions				
Creation of units				
- fair value of management fees payable / paid in units	451	156	451	156
- management fee paid in units	2,083	3,523	2,083	3,523
Units to be issued as satisfaction of the portion of asset management fees payable in units	1,804	1,535	1,804	1,535
Distribution to unitholders [2]	(63,351)	(78,715)	(63,351)	(78,715)
Issue expenses	(5)	-	(5)	-
Net decrease in net assets resulting from unitholders' transactions	**(59,018)**	**(73,501)**	**(59,018)**	**(73,501)**
Balance as at end of period	**2,315,782**	**1,600,262**	**2,307,089**	**1,593,645**

Footnotes:

1. *Sembawang Shopping Centre was acquired on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%),16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.*
2. *Distribution for 1H 2006 is for the period from 31 October 2005 to 31 December 2005 and 1 January 2006 to 31 March 2006 paid in February 2006 and May 2006 respectively. Distribution for 1H 2005 is for the period from 2 August 2004 to 31 December 2004 and 1 January 2005 to 31 March 2005 paid in February 2005 and May 2005 respectively.*

1(d)(ii) Details of any change in the issued and issuable units (2Q 2006 vs 2Q 2005)

	Trust	
	2Q 2006 Units	2Q 2005 Units
Balance as at beginning of period	**1,380,569,714**	**1,204,255,959**
New units issued :		
- As payment of asset management fees [1]	893,517	726,487
Issued units as at end of period	**1,381,463,231**	**1,204,982,446**
New units to be issued		
- As payment of asset management fees [2]	997,074	648,420
Total issued and issuable units as at end of period	**1,382,460,305**	**1,205,630,866**

Footnotes:
1. *These were the performance component of the asset management for 1Q 2006 and 1Q 2005 which were issued in May 2006 and May 2005 respectively.*
2. *These were the performance component of the asset management fees for 2Q 2006 (which will be issued in August 2006) and 2Q 2005 that have been issued in August 2005 respectively.*

1(d)(ii) Details of any change in the issued and issuable units (1H 2006 vs 1H 2005)

	Trust	
	1H 2006 Units	1H 2005 Units
Balance as at beginning of period	**1,379,698,467**	**1,203,200,009**
New units issued :		
- As payment of asset management fees [1]	1,764,764	1,782,437
Issued units as at end of period	**1,381,463,231**	**1,204,982,446**
New units to be issued		
- As payment of asset management fees [2]	997,074	648,420
Total issued and issuable units as at end of period	**1,382,460,305**	**1,205,630,866**

Footnotes:
1. *These were the performance component of the asset management for 4Q 2005 and 1Q 2006 which were issued in February and May 2006 respectively. For 1H 2005, the units were issued for 4Q 2004 and 1Q 2005 in February 2005 and May 2005 respectively.*
2. *These were the performance component of the asset management fees for 2Q 2006 (which will be issued in August 2006) and 2Q 2005 that have been issued in August 2005 respectively.*

2 **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an *equivalent standard)***

The figures have not been audited nor reviewed by our auditors.

3 **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**

Not applicable.

4 **Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied**

The trust and its associate has applied the same accounting policies and methods of computation applied in the preparation of the financial statements for the current reporting period compared with the audited financial statements for the year ended 31 December 2005.

5 **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Not applicable.

6 **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period (2Q 2006 vs 2Q 2005)**

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.
In computing the DPU, the number of units as at the end of each period is used.

	Trust and its associate		Trust	
	2Q 2006	2Q 2005	2Q 2006	2Q 2005
Weighted average number of units in issue	1,381,081,433	1,204,695,045	1,381,081,433	1,204,695,045
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	2.67¢	2.39¢	2.66¢	2.38¢
Based on fully diluted basis	2.67¢	2.39¢	2.66¢	2.38¢
Number of units in issue at end of period	1,381,463,231	1,204,982,446	1,381,463,231	1,204,982,446
Distribution per unit ("DPU")				
Based on the number of units in issue at end of period	2.77¢	2.51¢	2.77¢	2.51¢

Footnotes:
1. *EPU is calculated based on net income.*

	Trust and its associate		Trust	
	1H 2006	1H 2005	1H 2006	1H 2005
Weighted average number of units in issue	1,380,644,073	1,204,255,024	1,380,644,073	1,204,255,024
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	5.50¢	4.63¢	5.49¢	4.69¢
Based on fully diluted basis	5.50¢	4.63¢	5.49¢	4.69¢
Number of units in issue at end of period	1,381,463,231	1,204,982,446	1,381,463,231	1,204,982,446
Distribution per unit ("DPU")				
Based on the number of units in issue at end of period	5.49¢ [2]	4.98¢	5.49¢	4.98¢

Footnotes:
1. *EPU is calculated based on net income.*
2. *1H 2006's DPU includes the amount for 1st quarter ended 31 March 2006 which was based on 90% of CMT's taxable income available for distribution to Unitholders.*

7 **Net asset value ("NAV") backing per unit based on issued and issuable units at the end of the period**

	Trust and its associate	
	30 Jun 06	31 Dec 05
NAV per unit	$1.68	$1.66
Adjusted NAV per unit (excluding the distributable income)	$1.65	$1.64

	Trust	
	30 Jun 06	31 Dec 05
NAV per unit	$1.67	$1.65
Adjusted NAV per unit (excluding the distributable income)	$1.64	$1.63

8 **Review of the performance**

	Trust and its associate				
	2Q 2006[1]	2Q 2005	1Q 2006[1]	1H 2006[1]	1H 2005
	S$'000	S$'000	S$'000	S$'000	S$'000
Income statement					
Gross revenue	**76,536**	**57,412**	**76,682**	**153,217**	**112,603**
Property operating expenses	(27,301)	(21,029)	(25,288)	(52,590)	(40,823)
Net property income	**49,235**	**36,383**	**51,394**	**100,627**	**71,780**
Interest income	191	39	233	425	41
Administrative expenses	(5,223)	(3,829)	(5,197)	(10,420)	(7,594)
Finance costs	(8,742)	(5,147)	(8,551)	(17,293)	(10,092)
Net income	**35,461**	**27,446**	**37,879**	**73,339**	**54,135**

	Trust and its associate				
	2Q 2006[1]	2Q 2005	1Q 2006[1]	1H 2006[1]	1H 2005
	S$'000	S$'000	S$'000	S$'000	S$'000
Distribution statement					
Net income	35,461	27,446	37,879	73,339	54,135
Net effect of non-tax deductible items	1,575	1,691	2,663	4,238	3,665
Interest income from associate	1,229	1,185	1,216	2,445	2,358
Taxable income available for distribution to unitholders	**38,265**	**30,322**	**41,758**	**80,022**	**60,158**
Distributable income to unitholders	**38,265**	**30,322**	**37,582[2]**	**75,846[2]**	**60,158**
Taxable Income available for distribution per unit (cents)					
For the period	2.77	2.51	3.02	5.79	4.98
Annualised	11.11	10.07	12.27	11.68	10.06
Distribution per unit (in cents)					
For the period	2.77	2.51	2.72 [2]	5.49 [2]	4.98
Annualised	11.11	10.07	11.04 [2]	11.07 [2]	10.06

Footnotes:-

1. *Sembawang Shopping Centre was acquired on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%),16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.*
2. *For 1Q 2006, DPU is based on 90% of CMT's taxable income available for distribution to Unitholders.*

Net income for Trust and its associate are below the net income for Trust due mainly to the elimination of interest income from its associate.

2Q 2006 vs 2Q 2005

Gross revenue for 2Q 2006 was S$76.5 million, an increase of S$19.1 million or 33.3% over 2Q 2005. This was mainly due to revenue of S$17.4 million from the four malls acquired in Year 2005, namely Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre. The existing five malls accounted for another S$1.7 million increase in revenue mainly due to new and renewal leases.

Property operating expenses for 2Q 2006 was S$27.3 million, an increase of S$6.3 million or 29.8% over 2Q 2005, mainly attributed to the four malls as mentioned above.

Administrative expenses for 2Q 2006 was S$5.2 million, an increase of S$1.4 million or 36.4% over 2Q 2005. This was mainly due to increase in asset management fees as a result of higher revenue generated and higher property values under management arising mainly from the four malls as mentioned above.

Finance costs for 2Q 2006 of S$8.8 million was S$3.6 million or 69.8% higher than the same quarter last year. This was mainly attributed to the increase in interest expense in association with the S$433 million loan secured on 31 October 2005 to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.

2Q 2006 vs 1Q 2006

Gross revenue for 2Q 2006 was S$76.5 million compared with S$76.7 million for 1Q 2006, a slight decrease of S$0.2 million or 0.2%. This is mainly due to the decrease in income in 2Q 2006 due to the ongoing asset enhancements initiatives works at Bugis Junction and IMM Building which was partially offset by service charge received from non profit organizations occupying the tower block at Junction 8.

Property operating expenses was S$27.3 million, an increase of S$2.0 million or 8.0% over 1Q 2006. The increase is mainly due to the advertising and promotional expenditure incurred in 2Q 2006 in respect of World Cup and Food Festivals events.

Administrative costs for 2Q 2006 at S$5.2 million was approximately the same as that for 1Q 2006.

Finance costs was S$8.8 million, an increase of S$0.2 million or 2.2% over 1Q 2006. This was mainly due to the draw down of the short term loan of S$30 million in June 2006.

1H 2006 vs 1H 2005

Gross revenue for 1H 2006 was S$153.2 million, an increase of S$40.6 million or 36.1% over 1H 2005. This was mainly due to revenue of S$34.8 million from the four malls acquired in Year 2005, namely Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre. The existing five malls accounted for another S$5.8 million increase in revenue mainly due to new and renewal leases.

Property operating expenses for 1H 2006 was S$52.6 million, an increase of S$11.8 million or 28.8% over 1H 2005, mainly attributed to the four malls as mentioned above.

Administrative expenses for 1H 2006 was S$10.4 million, an increase of S$2.8 million or 37.2% over 1H 2005. This was mainly due to increase in asset management fees as a result of higher revenue generated and higher property values under management arising mainly from four malls acquired in Year 2005.

Finance costs for 1H 2006 of S$17.3 million was S$7.2 million or 71.4% higher than 1H 2005. This was mainly attributed to the increase in interest expense in association with the S$433 million loan secured on 31 October 2005 to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

Below mentioned relates to the review of the results of Trust and its associate.

9(i) Income statement (Actual vs Forecast)

	Actual 2Q 2006 S$'000	Forecast [1] 2Q 2006 S$'000	% Change
Gross rental income	70,849	69,856	1.4
Car park income	2,105	2,042	3.1
Other income	3,582	2,884	24.2
Gross revenue	**76,536**	**74,782**	**2.3**
Property management fees	(2,836)	(2,799)	1.3
Property tax	(6,603)	(6,753)	(2.2)
Other property operating expenses	(17,862)	(16,638)	7.4
Property operating expenses	**(27,301)**	**(26,190)**	**4.2**
Net property income	**49,235**	**48,592**	**1.3**
Interest income	191	-	N.M.
Asset management fees	(4,674)	(4,294)	8.9
Trust expenses	(549)	(755)	(27.3)
Administrative expenses	**(5,223)**	**(5,049)**	**3.5**
Net income before finance costs	**44,203**	**43,543**	**1.5**
Finance costs	(8,742)	(9,032)	(3.2)
Net income	**35,461**	**34,511**	**2.8**
Share of profit of associate	1,354	1,229	10.2
Net income after associate's results	**36,815**	**35,740**	**3.0**

N.M. – not meaningful

Footnote:
1. *The forecast is based on the forecast shown in CMT Circular dated 26 June 2006.*

9(ii) Distribution statement (Actual vs Forecast)

	Actual 2Q 2006 S$'000	Forecast [1] 2Q 2006 S$'000	% Change
Net income	**35,461**	**34,511**	**2.8**
Net effect of non-tax deductible items	1,575	2,393	(34.2)
Interest income from associate	1,229	1,229	-
Taxable income available for distribution to unitholders	**38,265**	**38,133**	**0.3**
Distributable income to unitholders	**38,265**	**38,133**	**0.3**
Distribution per unit (in cents)			
For the period	2.77	2.76	0.3
Annualised	11.11	11.07	0.3

Footnote:
1. *The forecast is based on the forecast shown in CMT Circular dated 26 June 2006.*

9(iii) **Breakdown of gross revenue**

	Actual 2Q 2006 S$'000	Forecast [1] 2Q 2006 S$'000	% Change
Tampines Mall	13,393	13,249	1.1
Junction 8	10,603	10,360	2.3
Funan DigitaLife Mall	6,010	5,987	0.4
IMM Building	13,247	12,438	6.5
Plaza Singapura	15,699	15,688	0.0
Bugis Junction	12,966	12,685	2.2
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre	4,618	4,375	5.5
Gross revenue	**76,536**	**74,782**	**2.3**

Footnote:
1. *The forecast is based on the forecast shown in CMT Circular dated 26 June 2006.*

9(iv) **Breakdown of net property income**

	Actual 2Q 2006 S$'000	Forecast [1] 2Q 2006 S$'000	% Change
Tampines Mall	9,221	9,219	0.0
Junction 8	6,868	6,842	0.4
Funan DigitaLife Mall	3,810	3,576	6.5
IMM Building	6,757	6,746	0.2
Plaza Singapura	11,166	11,079	0.8
Bugis Junction	8,648	8,465	2.2
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre	2,765	2,665	3.8
Net property income	**49,235**	**48,592**	**1.3**

Footnote:
1. *The forecast is based on the forecast shown in CMT Circular dated 26 June 2006.*

9(v) **Review of the performance**

Gross revenue for 2Q 2006 was S$76.5 million, an increase of S$1.8 million or 2.3% over the forecast for the same period. This was mainly due to higher revenue for IMM Building and Junction 8 with higher rental and other income as well as the higher than forecasted revenue for the two latest acquired malls in 4Q 2005, Bugis Junction and Jurong Entertainment Centre.

Property operating expenses for 2Q 2006 was S$27.3 million, an increase of S$1.1 million or 4.2% compared with forecast for the same period mainly due to higher than forecasted expenses for IMM Building, Junction 8, Bugis Junction and Jurong Entertainment Centre.

Administrative expenses for 2Q 2006 was S$5.2 million, an increase of S$0.2 million or 3.5% over forecast for the same period. This was mainly due to higher asset management fees as a result of higher revenue generated.

Finance cost for 2Q 2006 was S$8.8 million, a decrease of S$0.3 million or 3.2% compared to forecast for the same period. In the forecast, a higher quantum of loan was assumed to be drawn down to finance various asset enhancements and working capital requirements.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The Singapore economy grew by a healthy 6.4% in 2005.

Projection for 2006 is forecasted to be between 5.0% to 7.0%, up from the previous forecast of between 4.0% to 6.0%. The Singapore economy expanded by 10.6% in 1Q 2006. Advance estimates show that real gross domestic product ("GDP") rose by 7.5% in the quarter compared to the same period in 2005.

Growth in the wholesale and retail trade sector strengthened further to 15.0% in 1Q 2006. Growth of the services producing industries is estimated to be 6.8% in 2Q 2006.

Outlook for 2006

The manager of CMT is optimistic to deliver the projected distribution of 11.07 cents as stated in the CMT Circular dated 26 June 2006, barring any unforeseen circumstances.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution	: Distribution for 01 April 2006 to 30 June 2006
Distribution type	: Income
Distribution rate	: 2.77 cents per unit
Par value of units	: Not meaningful
Tax rate	: Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 20%.
Remarks	NA.

11(b) Corresponding period of the preceding financial period

	Any distributions declared for the corresponding period of the immediate preceding financial period?	Yes.
	Name of distribution	: Distribution for 1 April 2005 to 30 June 2005
	Distribution type	: Income
	Distribution rate	: 2.51 cents per unit
	Par value of units	: Not meaningful
	Tax rate	: Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 20%.
	Remarks	: NA
11(c)	Date payable	: 29 Aug 2006
11(d)	Book closure date	: 1 Aug 2006

12 <u>If no distribution has been declared/recommended, a statement to that effect</u>

NA

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(Company registration no. 200106159R)
(as Manager of CapitaMall Trust)

Michelle Koh

Company Secretary

21 July 2006

82 - 4507

82 - 4507

CapitaMall Trust

News Release

21 July 2006
For Immediate Release

CMT Achieves 10.3%[1] Higher Second Quarter[2] 2006 Distribution per Unit

Jurong Entertainment Centre granted increased plot ratio from 1.85 to 3.0

CMT raises target asset size in Singapore to S$7 billion by 2009

Singapore, 21 July 2006 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce a distributable income of S$38.2 million to unitholders of CMT ("Unitholders") for Second Quarter[2] 2006. The distributable income for Second Quarter[2] 2006 is based on 100% of CMT's taxable income available for distribution to Unitholders. Distribution Per unit in CMT ("DPU") for Second Quarter[2] 2006 is 2.77 cents (11.11 cents on an annualised basis). When compared against the Second Quarter[3] in 2005, the DPU registered an increase of 10.3% from 10.07 cents (on an annualised basis) to 11.11 cents (on an annualised basis). Given this Second Quarter[2] 2006 DPU, the annualised distribution yield of units in CMT ("Units") is 5.10%, based on the closing price of S$2.18 per Unit on 20 July 2006. The Books Closure Date is on 1 August 2006, and Unitholders can expect to receive their second quarterly distribution of 2.77 cents per unit on 29 August 2006.

CMT's gross revenue for Second Quarter[2] 2006 was S$76.5 million and net property income for Second Quarter[2] 2006 was S$49.2 million. Excluding the four assets[4] which were acquired in 2005, CMT's gross revenue for First Half[5] 2006 outperformed gross revenue for First Half[6] 2005 by 5.1% or S$5.7 million, while CMT's net property income for First Half[5] 2006 outperformed net property income for First Half[6] 2005 by 8.6% or S$6.1 million.

Rental renewal rates for First Half[5] 2006 registered strong growth of 8.1% over preceding rental rates and 7.2% over forecast rental rates[3]. The target asset size for CMT in Singapore has also been increased from S$5 billion to S$6 billion by 2008 to S$7 billion by 2009.

---

[1] Annualised Distribution per Unit for the period from 1 April 2006 to 30 June 2006 versus the annualised Distribution per Unit for the period from 1 April 2005 to 30 June 2005.
[2] For the period from 1 April 2006 to 30 June 2006.
[3] For the period from 1 April 2005 to 30 June 2005.
[4] *Exluding Sembawang Shopping Centre, Hougang Plaza, Bugis Junction and Jurong Entertainment Centre.*
[5] For the period from 1 January 2006 to 30 June 2006.
[6] For the period from 1 January 2005 to 30 June 2005.

Summary of CMT Results

(1 April 2006 to 30 June 2006)

	Actual	Forecast[1]	Variance	
			Amount	%
Gross Revenue (S$'000)	76,536	74,782	1,754	2.3
Net Property Income (S$'000)	49,235	48,592	643	1.3
Distributable Income to Unitholders (S$'000)	38,265	38,133	132	0.3
Distribution Per Unit (cents)				
For the period 1 Apr to 30 Jun 2006	2.77¢	2.76¢	0.01¢	0.3
Annualised	**11.11¢**	**11.07¢**	**0.04¢**	**0.3**
Distribution Yield				
- S$2.12 per unit (closing as at 30 Jun 2006)	**5.24%**	**5.22%**	**0.02%**	**0.3%**
- S$2.18 per unit (closing as at 20 Jul 2006)	**5.10%**	**5.08%**	**0.02%**	**0.3%**

Mr Hsuan Owyang, Chairman of CMTML, said, "CMT has once again exceeded forecasts to deliver higher returns to Unitholders. We would like to thank Unitholders for their strong support for the proposed acquisition of a 40% interest in Raffles City at the recent Extraordinary General Meeting. With the inclusion of our interest in Raffles City, CMT's asset size will grow from S$3.5 billion to S$4.3 billion by August 2006, thus reinforcing CMT's position as the largest REIT by asset size and market capitalisation in Singapore. We will continue to actively pursue yield accretive acquisitions and are confident of achieving our increased target asset size of S$7 billion in Singapore by 2009. Going forward, we will leverage on our 5-pronged strategy comprising yield accretive acquisitions, innovative asset enhancements, active leasing, investment of up to a 20% stake in the proposed CapitaLand China Retail REIT[7] and participation in local development projects to deliver stable distributions and sustainable total returns to Unitholders."

Mr Pua Seck Guan, CEO of CMTML, said, "Our ability to identify and acquire quality assets with strong fundamentals and value creation opportunities enables us to create the pipeline required to deliver continuous growth for Unitholders. The successful increase in Jurong Entertainment Centre's plot ratio from 1.85 to 3.0, the increase in Hougang Plaza's plot ratio from 1.4 to 3.0 and the conversion of over 47,000 square feet of residential GFA to retail GFA at Sembawang Shopping Centre announced earlier, are all strong testimony of our proactive asset management expertise. With CMT's current trading yield at approximately 5.10%, which is over 145 basis-points above the risk-free rate, we expect a successful fund raising exercise for the CMT Raffles City acquisition with strong take up from investors."

[7] Subject to attaining all the relevant regulatory approvals.

Jurong Entertainment Centre ("JEC") Granted Outline Planning Permission to Increase Plot Ratio from 1.85 to 3.0

We are pleased to announce that the Urban Redevelopment Authority ("URA") has granted CMT an Outline Planning Permission ("OPP") to increase the plot ratio of JEC from 1.85 to 3.0 for full commercial development. The OPP effectively increases the Gross Floor Area ("GFA") of JEC by over 62%, from approximately 170,000 square feet ("sq ft") to approximately 275,400 sq ft. The differential premium required to be paid to URA is estimated to be S$12.0 million. In view of this approval, CMTML will re-evaluate its earlier proposed asset enhancement plans, so as to maximise returns to Unitholders.

The acquisition of JEC was completed in October last year. Through proactive asset management and active leasing, rental renewals achieved for 15 leases up to 30 June 2006 outperformed preceding rentals and forecast rentals by approximately 14.8% and 7.1% respectively.

Update on IMM Building ("IMM")

At IMM, construction of the two-storey retail extension block is progressing on-schedule. With the successful relocation of the open-air carpark to Level 5 of the mall, a circular carpark ramp will be constructed to facilitate shoppers' quick access to and discharge from the various levels of the multi-storey carpark. In addition, an electronic carpark guidance system will be put in place to help shoppers locate available parking lots with ease. The circular carpark ramp and the electronic carpark guidance system are expected to be completed by third quarter 2006. Level 1 and 2 of the retail extension block are expected to be completed by fourth quarter 2006. On Level 3 of the retail extension block, a rooftop landscaped plaza will be created and the expected completion date is first quarter 2007. The final part of the asset enhancement work, which involves the reconfiguration of the internal space on Level 1 to 3 of the existing block at IMM, is expected to be completed by first quarter 2008.

Leasing of the retail extension block has also been well on track. We have achieved a committed occupancy for Level 1, 2 and 3 of 89%, 60% and 28% respectively. The average rental achieved is also 6.13% higher than the projected rental. Based on an estimated capital expenditure of S$92.5 million, the return on investment is expected to be 10.1%.

Update on Funan DigitaLife Mall

The creation of a two-storey retail annex which added close to 8,000 sq ft of NLA to Funan DigitaLife Mall has been completed on schedule in May 2006. Times the Bookshop, which occupies the entire Level 1 of the annex comprising approximately 4,700 sq ft, has commenced operations since May 2006. The remaining space on the second level of the annex has been leased to a Thai restaurant

operator which is expected to start trading by third quarter 2006. The asset enhancement initiative is expected to increase Net Property Income ("NPI") by S$0.53 million per annum. This is approximately S$27,000 per annum higher than the earlier NPI projection. The return on investment achieved of 10.6% also exceeded the earlier projection of 10.1%.

With the creation of the two-storey retail annex, Funan DigitaLife Mall still has approximately over 300,000 of unutilised GFA which can be utilised at an appropriate time, to create further income growth for Unitholders.

Update on Bugis Junction

Following the completion of the acquisition of Bugis Junction in October last year, 41 leases have been renewed up to 30 June 2006. The renewal rental rates achieved for the 41 leases outperformed preceding rentals by 18.9% and forecast rentals by 6.0%. In addition, three retail units were created at the Malabar block through reconfigurating part of the retail space and through relocating the toilets to lower yielding spaces. A void area near the Seiyu's bubble lift was also converted into a retail unit to maximise space utilisation. The reconfiguration exercise resulted in an increase in NPI of approximately S$481,782 per annum and achieved a return on investment of approximately 33.9%.

CMTML is currently finalising the detailed asset enhancement plan for Bugis Junction to further enhance its value. The definitive plan will be announced in due course.

Update on Junction 8

At Junction 8, an electronic carpark guidance system was installed in July 2006. The electronic carpark guidance system, with green indicator lights clearly indicating the availability of each carpark lot, provides shoppers with an enhanced shopping experience at the mall.

<u>About CapitaMall Trust</u>

CMT is the first listed real estate investment trust ("REIT") in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1,200 leases from local and international tenants. It currently has a portfolio of nine quality shopping malls in both the suburban and city areas – Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre and Bugis Junction. With a market capitalisation of approximately S$3.0 billion as at 20 July 2006, it is currently Singapore's largest REIT.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Visit CMT's website at www.capitamall.com for more details.

IMPORTANT NOTICE

The past performance of CapitaMall Trust ("**CMT**") is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("**Unitholders**") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

Media / Analyst Contact
Ms TONG Ka-Pin
DID : (65) 6826 5856
HP : (65) 98622435
Email : tong.ka-pin@capitaland.com.sg

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CapitaMall Trust

SECOND QUARTER 2006 FINANCIAL RESULTS PRESENTATION

CapitaMall Trust

21 July 2006

Disclaimers

This presentation is focused on comparing actual results versus forecasts stated in the CMT Circular to Unitholders dated 26 June 2006. This shall be read in conjunction with paragraph 9 of CMT 2006 Second Quarter Unaudited Financial Statement and Distribution Announcement.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

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CapitaMall Trust

CapitaMall Trust

Financial Highlights

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Financial Results : 2Q 2006 (1 Apr – 30 Jun 2006)

Distribution Per Unit of 2.77 cents Exceeds Forecast by 0.3%

1 Apr to 30 Jun 2006

	Actual	Forecast[1]	Variance	Change%
Taxable/Distributable income	S$38.27 m	S$38.13 m	+ S$0.14 m	+0.3
Taxable/Distributable income per unit	2.77¢	2.76¢	+ 0.01¢	+0.3
Annualised distribution per unit	11.11¢	11.07¢	+ 0.04¢	+0.3
Annualised distribution yield (Based on unit price of S$2.18 on 20 July 2006)	5.10%	5.08%	+ 0.02%	+0.3

Distributing 100% of Taxable Income for 2Q 2006

1. As per forecast shown in CMT Circular dated 26 June 2006, which is based on actual results for 1 January 2006 to 31 March 2006 and the Manager's forecast for 1 April 2006 to 31 December 2006.

CapitaMall Trust

Outperformed DPU Forecasts

	Original Forecast (Annualised)	Revised Forecast (Annualised)	Actual Paid (Annualised)	Variance from Original Forecast	Variance from Revised Forecast
1Q 2006	11.00 ¢ [1]	NA	11.04	⬆ 0.3%	NA
2Q 2006	11.03 ¢ [2]	11.07 [3]	11.11	⬆ 0.7%	⬆ 0.3%

1. Based on the forecast shown in the CMT Circular dated 18 Oct 2005, for the period 1 January 2006 to 31 March 2006.
2. Based on the forecast shown in the CMT Circular dated 18 Oct 2005, for the period 1 April to 2006 to 30 June 2006.
3. Based on the forecast shown in the CMT Circular dated 26 Jun 2006 (which is based on actual results for 1 January 2006 to 31 March 2006 and the manager's forecast for 1 April 2006 to 31 December 2006) for the period 1 April 2006 to 30 June 2006.

CapitaMall Trust

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Financial Results : 1H 2006 (1 Jan – 30 Jun 2006)

Committed to Distribute 1Q 2006 Taxable Income Retained of S$4.17 million for Full Year Ending 31 December 2006

1 Jan to 30 June 2006

	Actual	Forecast[1]	Variance	Change%
Taxable income	S$80.02 m	S$79.89 m	+ S$0.13 m	+ 0.3
Taxable Income per unit	5.79¢	5.78¢	+ 0.01¢	+ 0.3
Annualised taxable income per unit	11.68¢	11.67¢	+ 0.01¢	+ 0.3

	Actual	Forecast[1]	Variance	Change%
Distributable income	S$75.85 m [2]	S$75.72 m	+ S$0.13 m	+ 0.3
Distribution per unit	5.49¢[2]	5.48¢	+ 0.01¢	+ 0.3
Annualised distribution per unit	11.07¢	11.06¢	+ 0.01¢	+ 0.3
Annualised distribution yield (Based on unit price of S$2.18 on 20 July 2006)	5.08%	5.07%	+ 0.01%	+ 0.3

1. As per forecast shown in CMT Circular dated 26 June 2006, which is based on actual results for 1 January 2006 to 31 March 2006 and the Manager's forecast for 1 April 2006 to 31 December 2006.
2. For the 1st quarter ended 31 March 2006, the distributable income to Unitholders is based on 90% of CMT's taxable income available for distribution to Unitholders thus resulting in a retained distributable income of S$4.17 million. For the 2nd quarter ended 30 June 2006, the distributable income to Unitholders is based on 100% of CMT's taxable income available for distribution to Unitholders. CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2006.

CapitaMall Trust

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2Q 2006 vs 2Q 2005 and 1H 2006 vs 1H 2005

2Q 2006 Distribution Per Unit Increased 10.3% over 2Q 2005

	2Q 2006	2Q 2005	Variance	Change%
Annualised taxable income/distribution per unit	11.11¢	10.07¢	+ 1.04¢	+10.3%
Annualised distribution yield (Based on unit price of S$2.18 on 20 July 2006)	5.10%	4.62%	+0.48%	+10.3%

1H 2006 Distribution Per Unit Increased 10.0% over 1H 2005

	1H 2006	1H 2005	Variance	Change%
Annualised taxable income per unit	11.68¢	10.06¢	+ 1.62¢	+16.1%
Annualised distribution per unit	11.07¢[1]	10.06¢	+1.01¢	+10.0%
Annualised distribution yield (Based on unit price of S$2.18 on 20 July 2006)	5.08%	4.61%	+0.47%	+10.0%

1. For the 1st quarter ended 31 March 2006, the distributable income to Unitholders is based on 90% of CMT's taxable income available for distribution to Unitholders thus resulting in a retained distributable income of S$4.17 million. For the 2nd quarter ended 30 June 2006, the distributable income to Unitholders is based on 100% of CMT's taxable income available for distribution to Unitholders. CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2006.

CapitaMall Trust

Strong Renewals Achieved for 1H 2006

Summary of renewals/new leases[1]:
(1 January – 30 June 2006)

▪ Achieved vs preceding rental rates	+ 8.1%
▪ Achieved vs forecast rental rates[2]	+ 7.2%

1. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 74 units originally budgeted to be affected by asset enhancement works at IMM Building Level 2 and Level 3 were excluded from the analysis.
2. Based on the forecast shown in CMT Circular dated 26 June 2006, which is based on actual results for 1 January 2006 to 31 March 2006 and the Manager's forecast for 1 April 2006 to 31 December 2006.

CapitaMall Trust

Distribution Details

Distribution Period	1 April to 30 June 2006
Distribution Rate	2.77 cents per unit

Distribution Timetable

Notice of Book Closure Date	21 July 2006
Last Day of Trading on "cum" Basis	27 July 2006, 5.00 pm
Ex-Date	28 July 2006, 9.00 am
Book Closure Date	1 August 2006, 5.00 pm
Distribution Payment Date	29 August 2006

CapitaMall Trust

CapitaMall Trust

Financial Results

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Distribution Statement : 2Q 2006 (1 Apr – 30 Jun 2006)

1 Apr to 30 Jun 2006	Actual[1] S$'000	Forecast[2] S$'000	Variance (%)
Gross Revenue	76,536	74,782	2.3
Less property expenses	(27,301)	(26,190)	(4.2)
Net property income	**49,235**	**48,592**	**1.3**
Interest Income	1,420	1,229	15.5
Administrative expenses	(5,223)	(5,049)	(3.5)
Interest expenses	(8,742)	(9,032)	3.2
Net income before tax	**36,690**	**35,740**	**2.7**
Non-tax deductible (chargeable) items	1,575	2,393	(34.2)
Distributable income to unitholders	**38,265**	**38,133**	**0.3**
Distribution per unit for period (in cents)	**2.77 ¢**	**2.76 ¢**	**0.3**
Annualised distribution per unit (in cents)	**11.11 ¢**	**11.07 ¢**	**0.3**

1. 92.4% and 4.3% of the total share values in Hougang Plaza were acquired in June 2005 and August 2005 respectively. The balance 2.7% and 0.6% of the total values in Hougang Plaza were acquired in May 2006 and June 2006 respectively.
2. As per forecast shown in CMT Circular dated 26 June 2006, which is based on actual results for 1 January 2006 to 31 March 2006 and the Manager's forecast for 1 April 2006 to 31 December 2006.

CapitaMall Trust

Distribution Statement : 1 Jan – 30 Jun 2006

1 Jan to 30 Jun 2006	Actual[1] S$'000	Forecast[2] S$'000	Variance (%)
Gross Revenue	153,217	151,464	1.2
Less property expenses	(52,589)	(51,478)	(2.2)
Net property income	**100,628**	**99,986**	**0.6**
Interest Income	2,870	2,679	7.1
Administrative expenses	(10,421)	(10,247)	(1.7)
Interest expenses	(17,293)	(17,582)	1.6
Net income before tax	**75,784**	**74,836**	**1.3**
Non-tax deductible (chargeable) items	4,238	5,056	(16.2)
Taxable Income available for distribution	**80,022**	**79,892**	**0.2**
Distributable Income[3]	**75,846**	**75,716**	**0.2**
Taxable Income per unit for the period (in cents)	**5.79**	**5.78**	**0.2**
Annualised taxable income for the period	**11.68**	**11.67**	**0.2**
Distribution per unit for period (in cents)	**5.49**	**5.48**	**0.2**
Annualised distribution per unit for the period	**11.07**	**11.06**	**0.2**

1. 92.4% and 4.3% of the total share values in Hougang Plaza were acquired in June 2005 and August 2005 respectively. The balance 2.7% and 0.6% of the total values in Hougang Plaza were acquired in May 2006 & June 2006 respectively.
2. As per forecast shown in CMT Circular dated 26 June 2006, which is based on actual results for 1 January 2006 to 31 March 2006 and the Manager's forecast for 1 April 2006 to 31 December 2006.
3. For the 1st quarter ended 31 March 2006, the distributable income to Unitholders is based on 90% of CMT's taxable income available for distribution to Unitholders thus resulting in a retained distributable income of S$4.17 million. For the 2nd quarter ended 30 June 2006, the distributable income to Unitholders is based on 100% of CMT's taxable income available for distribution to Unitholders. CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2006.

Property Gross Revenue : 1 Apr – 30 Jun 2006

Gross Revenue Exceeded Forecast[1] Across The Portfolio


1 Apr – 30 Jun 2006
2.3%
CMT Portfolio
76.5
74.8
Tampines Mall
13.4
13.2
Junction 8
10.6
10.4
Funan DigitaLife Mall
6.0
6.0
IMM Building
13.2
12.4
Plaza Singapura
15.7
15.7
Bugis Junction
13.0
12.7
Other Assets2
4.6
4.4
2Q Actual
2Q Forecast1
0
10
20
30
40
50
60
70
80
90
100
S$ million

1. As per forecast shown in CMT Circular dated 26 June 2006, which is based on actual results for 1 January 2006 to 31 March 2006 and the Manager's forecast for 1 April 2006 to 31 December 2006.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre.

CapitaMall Trust

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Property Operating Expenses : 1 Apr – 30 Jun 2006


1 Apr – 30 Jun 2006
4.2%
CMT Portfolio 27.3 26.2
Tampines Mall 4.2[3] 4.0
Junction 8 3.7[3] 3.5
Funan DigitaLife Mall 2.2 2.4
IMM Building 6.5[3] 5.7
Plaza Singapura 4.5 4.6
Bugis Junction 4.3[3] 4.2
Other Assets[2] 1.9 1.8
2Q Actual
2Q Forecast[1]
0 5 10 15 20 25 30
S$ million

1. As per forecast shown in CMT Circular dated 26 June 2006, which is based on actual results for 1 January 2006 to 31 March 2006 and the Manager's forecast for 1 April 2006 to 31 December 2006.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre.
3. Higher property operating expenses mainly due to higher advertising and promotional expenses. For IMM Building and Tampines Mall, higher property operating expenses also due to non-recurring maintenance expenses.

CapitaMall Trust

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Net Property Income : 1 Apr – 30 Jun 2006

Net Property Income Exceeded Forecast[1] Across The Portfolio


1 Apr – 30 Jun 2006
1.3%
CMT Portfolio
49.2
48.6
Tampines Mall
9.2
9.2
Junction 8
6.9
6.8
Funan DigitaLife Mall
3.8
3.6
IMM Building
6.8
6.7
Plaza Singapura
11.2
11.1
Bugis Junction
8.6
8.5
Other Assets2
2.7
2.7
2Q Actual
2Q Forecast1
0 5 10 15 20 25 30 35 40 45 50 55 60
S$ million

1. As per forecast shown in CMT Circular dated 26 June 2006, which is based on actual results for 1 January 2006 to 31 March 2006 and the Manager's forecast for 1 April 2006 to 31 December 2006.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre.

CapitaMall Trust

Gross Revenue : 1H 2006 vs 1H 2005

Registered Strong Gross Revenue Growth of 5.1%



CMT Portfolio[1]
Tampines Mall
Junction 8
Funan DigitaLife Mall
IMM Building
Plaza Singapura
118.0
112.3
5.1%
26.6
24.9
20.9
20.0
12.0
11.1
26.7
26.0
31.8
30.3
1H 2006 Actual
1H 2005 Actual
0
10
20
30
40
50
60
70
80
90
100
110
120
S$ million

1. Excluding Sembawang Shopping Centre which was acquired on 10 June 2005, 100.0% of the strata area of Hougang Plaza which was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%), Bugis Junction and Jurong Entertainment Centre which were acquired on 31 October 2005.

CapitaMall Trust

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Operating Expenses : 1H 2006 vs 1H 2005

Cost Control Measures Reduced Operating Cost by 1.0%



CMT Portfolio[1]
40.3
40.7
1.0%
Tampines Mall
7.9
7.9
Junction 8
6.9
6.9
Funan DigitaLife Mall
4.4[2]
4.2
IMM Building
12.1
12.9
Plaza Singapura
9.0
8.8
1H 2006 Actual
1H 2005 Actual
0
10
20
30
40
50
60
S$ million

1. Excluding Sembawang Shopping Centre which was acquired on 10 June 2005, 100.0% of the strata area of Hougang Plaza which was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%), Bugis Junction and Jurong Entertainment Centre which were acquired on 31 October 2005.
2. Due to higher utilities expense incurred for the extension block at Funan DigitaLife Mall.

CapitaMall Trust

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Net Property Income : 1H 2006 vs 1H 2005

Robust Net Property Income Growth of 8.6%



CMT Portfolio[1]
Tampines Mall
Junction 8
Funan DigitaLife Mall
IMM Building
Plaza Singapura
77.7
71.6
18.8
17.1
13.9
13.0
7.6
6.9
14.6
13.1
22.8
21.5
8.6%
1H 2006 Actual
1H 2005 Actual
0
10
20
30
40
50
60
70
80
90
100
S$ million

1. Excluding Sembawang Shopping Centre which was acquired on 10 June 2005, 100.0% of the strata area of Hougang Plaza which was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%) ,Bugis Junction and Jurong Entertainment Centre which were acquired on 31 October 2005.

CapitaMall Trust

Debt Capital Information as at 30 Jun 2006

Debt Maturity Profile


S$ million
450
400
350
300
250
200
150
100
50
0
58
5.2%
172
15.3%
335
29.8%
125
11.1%
433
38.6%
Revolving Credit & Bridge Loan
2007
2009
2010
2012

1. Moody's has assigned a corporate family rating of "A2" to CMT with a stable outlook rating in April 2006. The Property Funds Guidelines also provide that the aggregate leverage of CMT may exceed 35.0% of the value of the Deposited Property of CMT (up to a maximum of 60%) if a credit rating of the REIT from Fitch,Inc., Moody's or Standard & Poor's is obtained and disclosed to the public.

Key Statistics

Gearing Ratio	32.0%
Interest Cover	5.4 times
Average Cost of Debt	3.1%
Debt Rating	" AAA "
CMT's Corporate Rating[1]	" A2 "

CapitaMall Trust

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Valuation and Property Yield

As at 30 June 2006 S$ million	Previous Valuation[1]	Valuation 2006[2]	Variance	Property Yield[3]
Tampines Mall	633.0	635.0	2.0	5.8%
Junction 8	473.0	477.0	4.0	5.8%
Funan DigitaLife Mall	247.5	252.0	4.5	5.6%
IMM Building	400.0	433.0	33.0	6.5%
Plaza Singapura	803.0	809.0	6.0	5.3%
Bugis Junction	615.0	618.0	3.0	5.7%
Others[4,5]	193.5	202.7	9.2	5.4%
CMT Portfolio	3,365.0	3,426.7	61.7	5.7%

Less additions as at June 2006	(48.4)
Net Increase in Valuations	13.3
Add revaluation surplus as at December 2005	485.8
Revaluation Surplus as at June 2006	499.1

1. Valuation as at 1 Dec 2005.
2. Valuation as at 1 Jun 2006
3. Property Yield based on net property income as per forecast shown in CMT Circular dated 26 June 2006, which is based on actual for January to March 2006 and the Manager's forecast for April to December 2006.
4. Comprising Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.
5. The valuation of Hougang Plaza as at 1 June 2006 is based on 100.0% of the total share values whereas as at 1 December 2005, it is based on 96.7% of the total share values.

CapitaMall Trust

Balance Sheet

As at 30 Jun 2006	S$'000
Non Current Assets	3,485,177
Current Assets	58,635
Total Assets	3,543,812
Current Liabilities	113,583
Non Current Liabilities	1,123,140
Less Total Liabilities	1,236,723
Net Assets	2,307,089
Unitholders' Funds	2,307,089
Units In Issue ('000 units)	1,382,460[1]

Net Asset Value per unit (as at 30 Jun 2006)	S$1.67
Adjusted Net Asset Value per unit (excluding distributable income)	S$1.64
Unit Price as at 30 Jun 2006	S$2.12
Premium to Adjusted NAV	29.3%

1. Including 997,074 new units, which will be issued in Aug 2006 as payment of asset management fees for 2Q 2006 were included in the unitholders' funds.

CapitaMall Trust

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CapitaMall Trust

Portfolio Update

Summary of Renewals / New Leases

Rental Improvements through Proactive Asset Planning & Leasing Strategy

From 1 January to 30 June 2006 (Excluding Newly Created Units)					
Property	No. of Renewals/ New Leases	Net Lettable Area		Increase in Current Rental Rates VS.	
		Area (sq ft)	% Total NLA	Forecast Rental Rates	Preceding Rental Rates
Tampines Mall	17	12,382	3.8	3.9%	5.9%
Junction 8	26	33,063	13.5	2.4%	6.5%
Funan DigitaLife Mall	24	15,077	5.4	3.9%	8.0%
IMM Building[1]	66	55,588	1.9	17.4%[2]	5.0%
Plaza Singapura	33	46.499	9.4	11.2%	1.9%
Bugis Junction	37	31,463	7.6	6.7%	19.4%
Other assets[3]	14	41,978	15.1	6.5%	11.4%
CMT Portfolio for 2006	217	236,050	8.1	7.2%	8.1%

1. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 74 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 were excluded from the analysis.
2. The forecast rental rates of the warehouse and office units reflects the current rental rates prevailing in the surrounding area which may be lower than preceding rental rates.
3. Comprising Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.

CapitaMall Trust

Gross Turnover Rent & Step-Up Leases

% of Total Portfolio of Tenants



100%
80%
60%
40%
20%
0%
57.9%[1]
75.5%
73.2%[1]
73.0%
Tenants with Step-Up Rental
Tenants Paying GTO Rent
As at Jun 06
As at Jun 05

No. of Tenants in Portfolio



1200
1100
1000
900
800
700
600
500
400
300
200
100
0
742[1]
720
938[1]
696
Tenats with Step-Up Rental
Tenants Paying GTO Rent

1. Including Bugis Junction, Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre.

CapitaMall Trust

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Portfolio Lease Expiry Profile By Year

As at 30 Jun 2006		Net Lettable Area		Gross Rental Income	
	No. of Leases	Sq. ft.	% of total[1]	S$'000	% of total[2]
2006	396	518,826	17.8%	4,547	19.8%
2007	628	894,728	30.6%	7,663	33.4%
2008	348	528,488	18.1%	5,188	22.6%
2009	247	459,381	15.7%	4,002	17.4%

Weighted Average Lease Term to Expiry by Rental & NLA

CMT Portfolio	As at 30 June 2006
By Gross Rent	1.89 years
By Net Lettable Area	2.12 years

1. As percentage of total NLA as at 30 June 2006.
2. As percentage of total gross rental income for the month of June 2006.

CapitaMall Trust

82 - 4507

Portfolio Lease Expiry Profile for 2006 By Property

As at 30 June 2006	No. of Leases	Net Lettable Area		Gross Rental Income	
		Sq. ft.	% of total[1]	S$'000	% of total[2]
Tampines Mall	14	31,966	9.9%	486	12.3%
Junction 8	31	13,069	5.3%	355	11.6%
Funan DigitaLife Mall	29	39,971	14.4%	260	14.4%
IMM Building	191	160,677	18.0%	1,223	30.0%
Plaza Singapura	46	161,702	32.6%	1,510	31.3%
Bugis Junction	26	21,534	5.2%	314	8.0%
Others[3]	59	89,907	32.3%	399	30.1%

1. As percentage of total net lettable area as at 30 June 2006
2. As percentage of total gross rental income for the month of June 2006.
3. Comprising Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.

CapitaMall Trust

High Committed Occupancy Rates at All Malls

Occupancy Rates[1] Close to 100% as at 30 Jun 2006

	As at 31 Mar 05	As at 30 Jun 05	As at 30 Sept 05	As at 31 Dec 05	As at 31 Mar 06	As at 30 Jun 06
Tampines Mall	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Junction 8	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Funan DigitaLife Mall	98.9%	97.0%	99.2%	99.4%	98.3%	98.0%
IMM Building	99.8%	99.8%	99.8%	99.0%	97.1%	95.0%[2]
Plaza Singapura	100.0%	99.9%	100.0%	100.0%	100.0%	100.0%
Bugis Junction	NA	NA	NA	100.0%	99.9%	100.0%
Others[3]	NA	100.0%	100.0%	99.8%	100.0%	100.0%
CMT Portfolio	99.6%	99.5%	99.8%	99.7%	99.3%	98.9%

1. Information is based on retail space only.
2. Lower occupancy rate due to reconfiguration of units on Level 2 and Level 3.
3. Comprising Hougang Plaza , Sembawang Shopping Centre and Jurong Entertainment Centre.

CapitaMall Trust

Breakdown of DPU Growth Since IPO (Jul 2002)

Acquisitions, Asset Enhancement & Active Leasing form Core Components of Growth


11.11 ¢[2]
6.78 ¢[1]
CRS Investment 3%
Asset Enhancement/ Reconfiguration 22%
Upfront Payment of IMM Land Premium 7%
Active Leasing 19%
Acquisitions 49%

1. Annualised forecast based on the forecast, together with the accompanying assumptions, shown in the CMT Offering Circular dated 28 June 2002.
2. Annualised distribution per unit for the period 1 April 2006 to 30 June 2006.

CapitaMall Trust

Top 10 Tenants

1. Ten Largest Tenants by Total Gross Rental Contribute 23.0% of Total Gross Rental
2. No One Tenant Contribute more than 4.1% of Total Gross Rental

Tenant	Trade Sector	Expiry Date [1]	Area (sq ft)	% of Gross Rental Income	% of Net Lettable Area
BHG (Singapore) Pte. Ltd.[2]	Department Store	May 06 & Apr 15	210,715	4.1%	7.5%
Cold Storage Singapore (1983) Pte Ltd[3]	Supermarket / Warehouse / Services	Jul 06,Aug 06, Sep 06, Oct 06, Nov 06, Mar 07, Jun 07, Jul 07, Oct 07, Mar 08, Jul 08, Dec 09	190,023	4.0%	6.8%
Golden Village Multiplex Pte Ltd	Leisure and Entertainment	Feb 08, Nov 09, Nov 10	116,056	2.6%	4.1%
Kopitiam[4]	Food Court	Sep 07, Nov 07, Jun 08, Aug 08, Nov 08, Feb 09	69,751	2.3%	2.5%
Carrefour Singapore Pte Ltd	Supermarket	Nov 06	91,666	2.2%	3.3%
Best Denki (Singapore) Pte Ltd	Electronics / Warehouse	Aug 06, Sep 06, Feb 07, Apr 07	67,497	2.0%	2.4%
NTUC Fairprice Co-operative Limited	Supermarket / Electronics	Nov 07, Mar 08, Apr 09	63,530	1.8%	2.3%
Wing Tai Holdings Ltd[5]	Fashion / Food & Beverage [3]	Sep 06, Oct 06, Mar 07, May 07, Jun 07, Jul 07, Sep 07, Dec 07, Apr 08, May 08, Feb 09	13,181	1.3%	0.5%
McDonald's Restaurants Pte. Ltd.	Food & Beverage	Oct 06, Nov 06, Jun 07, Nov 07, Sep 08, Feb 09, Mar 09	17,642	1.3%	0.6%
Isetan (Singapore) Limited	Department Store	Nov 07	49,084	1.3%	1.8%

1 Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one tenancy expiry date for such tenants.
2 Formerly known as Seiyu (Singapore) Private Limited.
3 Including Cold Storage, Giant, Guardian, 7-Eleven and Photo Finish.
4 Comprises Kopitiam Investment Pte Ltd, Copitiam Pte. Ltd. And S28 Holdings Pte Ltd (which is a wholly owned subsidiary of Kopitiam Investment Pte Ltd).
5 Including Dorothy Perkins, Fox Apparel, Nike and Yoshinoya.

CapitaMall Trust

Well Diversified Trade Mix Across Portfolio

By Net Lettable Area


15.6%
14.1%
11.5%
10.1%
9.6%
9.6%
8.4%
8.0%
3.4%
2.2%
☐ Food & Beverage/Food Court
☐ Educational/Services
☐ Leisure and Entertainment/Sports & Fitness
☐ Department Store
☐ Supermarkets
☐ Warehouse
☐ Electronics
☐ Fashion
■ Home Furnishings
☐ Books/Gifts & Specialty/Hobbies/Toys
☐ Office Rental

By Gross Rental Income


1.6%
0.6%
22.5%
20.8%
17.3%
7.8%
7.4%
6.3%
5.7%
3.6%

As at 30 Jun 2006

CapitaMall Trust

CapitaMall Trust

CapitaRetail Singapore Update

Summary of Renewals / New Leases

CRS is on Target to Deliver 8.5% Coupon Rate

From Acquisition to 30 June 2006 (Excluding Newly Created Units)

Property	No. of Renewals/ New Leases	Net Lettable Area		Increase in Current Rental Rates VS.	
		Area (sq ft)	% Total NLA[1]	Forecast Rental Rates	Preceding Rental Rates
Lot One	100	161,666	79.5%	8.7%	22.1%
Bukit Panjang Plaza	87	66,054	43.9%	4.7%	9.2%
Rivervale Mall	87	99,624	122.3%	1.7%	9.8%
CRS Portfolio	274	327,344	75.2%	6.0%	15.8%

1. As at 30 June 2006.

CapitaMall Trust

Valuation and Property Yield

As at 30 Jun 2006
S$ million

	Valuation 2004[1]	Valuation 2005[2]	Variance	Property Yield
Lot 1	275	280	5	6.4%
Bukit Panjang Plaza	195	207	12	5.8%
Rivervale Mall	70	71	1	6.6%
	540	558	18	6.1%

Less additions in 2005	16.9
Net Increase in Valuations	1.1
Add revaluation surplus as at September 2005	44.1
Year end surplus for 2006	45.2

1. Valuation as at 1 Dec 2004.
2. Valuation as at 1 Dec 2005.

CapitaMall Trust

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CapitaMall Trust

Asset Enhancements Update

82 - 4507

CapitaMall Trust

IMM Building

2-Storey Retail Extension Block at IMM

Artist Impression


IMM
CapitaMall
SALE
adidas
SONY

CapitaMall Trust

82 - 4507

Indicative AEI Timeline

Activity	Target Completion Date
Commencement of AEI Works	1st Quarter 2006
Relocation of Open-air Carpark to Level 5	1st Quarter 2006
Circular Carpark Ramp & Carpark Guidance System	3rd Quarter 2006
Level 1 & 2 of Extension Block	3rd & 4th Quarter 2006
Level 3 of Extension Block (Rooftop Landscaped Plaza)	1st Quarter 2007
Internal Reconfiguration of Level 1 to 3 of Existing IMM Building	1st Quarter 2008

CapitaMall Trust

Leasing Status of Entire AEI

Leasing of the Newly Created Units has been Well on Track.

Summary of Leasing Status	
	Percentage of Leases Committed
Level One[1]	89%
Level Two[1]	60%
Level Three[2]	28%

The average rental achieved is 6.13% higher than projected rental.

1. Based on newly created units in extension block and existing building.
2. Based on newly created units in existing building.

CapitaMall Trust

82 - 4507

Successful Relocation of Open-Air Carpark to Level 5





- Open-air carpark on Level 1 has been relocated to Level 5, whilst maintaining the total number of carpark lots.
- Circular carpark ramp and electronic carpark guidance system will be put in place to help shoppers locate available carpark lots with ease

CapitaMall Trust

Proposed Seamless Furniture Mall on Level 3


NEW SHOPS
CARPARK ENTRANCE
TOTAL : 4150 SQFT
TOTAL : 2100 SQFT
TOTAL : 2350 SQFT
TOTAL : 2500 SQFT
TOTAL : 2650 SQFT
TOTAL : 2560 SQFT
TOTAL : 2950 SQFT
TOTAL : 2560 SQFT
F & B
TOTAL : 2450 SQFT
TOTAL : 1430 SQFT
TOTAL : 1570 SQFT
TOTAL : 1910 SQFT
TOTAL : 2090 SQFT
TOTAL : 3250 SQFT
NEW SHOPS
NEW SHOPS
PLAN OF MALL
SCALE 1:250
(PLAN FOR INDICATION GLASS DOOR PANEL)
PROPOSED DESIGN CONCEPT FOR FURNITURE MALL @ IMM
160706

LEGEND

SYMBOL	DESCRIPTION
	Enclosed Display / Admin. Area
	Open Display Area
	1000mm (Width) Walkway
	1200mm (Width) Walkway
	i-Panel Branding Display
	Partition
	Glass Panel
	Glass Door Panel
	Direction Glass Door Panel

Artist Impression of Shop Front


LIFESTYLE

Concept Shop - Shop Front

perspective view



PROPOSED DESIGN CONCEPT FOR FURNITURE MALL @ IMM 160706



Artist Impression of Interior View



Concept Shop - Interior View


perspe ve view

PROPOSED DESIGN CONCEPT FOR FURNITURE MALL @ IMM 160706



Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$92.5 mil	1st Qtr 2006	1st Qtr 2008

	AEI Budget*
Gross Revenue (net of rental loss from decanted retail space)	S$ 12.1 mil
Net Property Income	**S$ 9.3 mil**
Capital Expenditure (includes Differential Premium)	S$ 92.5 mil
Return on Investment	10.1%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$169.0 mil
Increased in Value (net of investment cost)	**S$ 76.6 mil**

* Forecast value creation is based on Manager's estimates

CapitaMall Trust

CapitaMall Trust

Bugis Junction

Strong Renewals Through Active Asset Management

From Acquisition[1] to 30 June 2006				
No. of Renewals/ New Leases	Net Lettable Area		Increase in Current Rental Rates VS.	
	Area (sq ft)	% Total NLA	Forecast Rental Rates	Preceding Rental Rates
41	35,355	8.6	6.0%	18.9%

- Following the unlocking of the Seiyu's Master Lease which increased the property yield from 5.3% to 5.6%, several minor initiatives were executed to optimise the space usage and to enhance the tenant mix and retail offerings

- Finalising the detailed asset enhancement plan to further enhance the value of Bugis Junction

[1] Acquisition of Bugis Junction was completed on 31 October 2005

Re-configuration Maximises Space Utilisation


seafood in a pan


17. 07. 2006

- Created three new units through relocating toilets to lower yielding space and amalgamating with a few existing units with the freed up space at Malabar Block
- Void area at Seiyu's Bubble Lift was converted to a new retail unit of approx 872 sq ft

Value Creation	
Incremental Gross Revenue p.a.	S$642,269
Incremental Net Property Income	**S$481,782**
Capital Expenditure	S$1,421,556
Return on Investment	**33.9%**
Capital Value of AEI (assumed 5.50% Capitalisation Rate)	S$8.76 mil
Increase in Value (Net of Investment Cost)	S$7.34 mil

CapitaMall Trust

Installation of Carpark Guidance System

To improve the traffic flow within the carpark as well as facilitate the ease of locating carpark lots for the shoppers, a Carpark Guidance System was installed.


18. 07. 2006


18. 07. 2006

CapitaMall Trust

82 - 4507

CapitaMall Trust

Funan DigitaLife Mall

Asset Enhancement Initiatives

- A 2-storey retail annex which added close to 8,000 sq ft of NLA was constructed and completed on schedule
- To maximise space usage, some Air Handling Units (AHU) have been relocated to the roof top of the 2-storey annex so as to free up 2,679 sq ft of NLA
- With the creation of the 2-storey retail annex, there is still approximately over 300,000 sq ft of unutlilised GFA, which can be used in the future to create further income growth

Value Creation from 2-Storey Retail Annex


Façade of New Annex

Value Creation of AEI	
Incremental Gross Revenue p.a.	S$688,032
Incremental Net Property Income	**S$529,784**
Capital Expenditure	S$5.0 mil
Return on Investment	**10.6%**
Capital Value of AEI (assumed 5.50% Cap Rate)	S$9.6 mil
Increase in Value (Net of Investment Cost)	S$4.6 mil

Times The Bookshop on Level One has commenced operations since May 2006



New Units Created from AHU Relocation

Several new units were created in place of the AHUs which were relocated to the roof top of 2-Storey Annex.


POSB


vhive


2
acer
SAMSUNG

CapitaMall Trust

82 - 4507

CapitaMall Trust

Junction 8

Successful Installation of Carpark Guidance System

THE STRAITS TIMES FRIDAY, JULY 14 2006

The Carpark Guidance System was completed in 1st week of July 2006.


8
9
10
12
11

PHOTO: YONG SOON OOI

CHECK LIGHT FOR EASY PARKING

CapitaMall Trust

Jurong Entertainment Centre

Increase in Gross Plot-Ratio

- Urban Redevelopment Authority has granted an increase in Gross Plot-Ratio (GPR) from 1.85 to 3.0

	Before Increase of GPR	After Increase of GPR	Variance
Gross Plot Ratio	**1.8514**	**3.000**	**62%↑**
Allowable GFA	**170,000 sft**	**275,400 sft***	**62%↑**

- GRP increase is subject to the payment of estimated Differential Premium of S$12.0 million

- Earlier proposed asset enhancement plan will be re-evaluated so as to maximise returns to Unitholders

* Based on Manager's estimates

CapitaMall Trust

82 - 4507

Strong Renewals Through Active Asset Management

From Acquisition[1] to 30 June 2006				
No. of Renewals/ New Leases	Net Lettable Area		Increase in Current Rental Rates VS.	
	Area (sq ft)	% Total NLA	Forecast Rental Rates	Preceding Rental Rates
15	42,805	38.5	7.1%	14.8%

In addition to the introduction of the new food court on Level 2, new tenants introduced include Zone X and QB House.





[1] Acquisition of Jurong Entertainment Cenrte was completed on 31 October 2005

CapitaMall Trust

Sub-division of Retail Unit

Before



After




FORCE NETWORK
ZingDo

An additional annual rental revenue of S$43,600 was achieved through the sub-division of a large unit into two smaller units.

CapitaMall Trust

Other Updates

Ability to Identify Quality Assets Strengthens Pipeline

Sembawang Shopping Centre


Sembawang

- Approval to convert 45,267 sq ft of Residential GFA to Retail GFA
- Finalising an enhancement plan which will be launched in 2007

Hougang Plaza



- Obtained approval to increase plot ratio from 1.4 to 3.0 for full residential or mixed development
- GFA will be increased from approx. 79,748 sq ft to approx. 171,141 sq ft

Jurong Entertainment Centre



- Obtained approval to increase plot-ratio from 1.85 to 3.0 for full commercial development
- GFA will be increase from approx. 170,000 sq ft to approx. 275,400 sq ft

CapitaMall Trust

82 - 4507

In Summary

1. Confident of delivering a DPU of 11.07 cents in 2006, barring any unforeseen circumstances
2. Committed to distribute 100% of taxable income available for distribution to Unitholders for the full financial year ending 31 December 2006
3. Acquisition of a 40% interest in Raffles City will be completed on schedule by August 2006 with definitive financing plan in place. Equity fund raising details will be announced in due course
4. Deliver growth through leveraging on 5-pronged strategy comprising:
   - Yield accretive acquisitions
   - Innovative asset enhancements
   - Active leasing
   - Investment of up to a 20% in the proposed CapitaLand China Retail REIT[1]
   - Participating in Singapore development projects

- Target asset size in Singapore increased from S$5 billion to S$6 billion by 2008 to S$7 billion by 2009

1. Subject to attaining all relevant approvals from authorities

CapitaMall Trust

82 - 4507

The End

CapitaMall Trust

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SUBSCRIPTION FOR SHARES IN QUILL CAPITA MANAGEMENT SDN. BHD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand RECM Pte. Ltd., has subscribed for an equity interest of 40% (comprising 40 ordinary shares of RM1 each) (the "Subscription") in the share capital of Quill Capita Management Sdn. Bhd. ("Quill Capita"). The consideration for the Subscription is RM40 (approximately S$17) payable in cash. The remaining 60% equity interest in Quill Capita is held by parties unrelated to CapitaLand.

Quill Capita is a company incorporated in Malaysia whose principal activity is asset management.

Following the Subscription, Quill Capita has become an indirect associated company of CapitaLand.

The Subscription is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the transaction described above.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
21 July 2006

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Jul-2006 19:09:28
Announcement No.	00107

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited - "(1) Unaudited results for the period ended 30 June 2006; and (2) ART's first distribution 11 per cent higher than forecast"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited ("ARTML"), the manager of Ascott Residence Trust, has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by ARTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0K** (2048K size limit recommended)

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ASCOTT

RESIDENCE TRUST

ASCOTT RESIDENCE TRUST
UNAUDITED RESULTS FOR THE PERIOD
ENDED 30 JUNE 2006
TABLE OF CONTENTS

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

ASCOTT RESIDENCE TRUST
2006 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT ANNOUNCEMENT

INTRODUCTION

Ascott Residence Trust ("ART") was established under a trust deed dated 19 January 2006 entered into between Ascott Residence Trust Management Limited (as manager of ART) (the "Manager") and DBS Trustee Limited (as trustee of ART) (the "Trustee").

ART was directly held by The Ascott Group Limited up to and including 30 March 2006 (the "Private Trust"). On 31 March 2006 (the "Listing Date"), it was listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

The principal investment strategy of ART is to invest primarily in real estate and real estate related assets which are income-producing and which are used, or predominantly used as serviced residences or rental housing properties in the Pan-Asian Region. The initial portfolio of ART comprises 12 properties which are located in five different jurisdictions (Singapore, Indonesia, the Philippines, China and Vietnam).

ART's distribution policy is to distribute at least 90% of its taxable income (other than gains on the sale of real properties or shares by ART which are determined to be trading gains) and Net Overseas Income. As disclosed in the prospectus dated 6 March 2006 (the "Prospectus"), ART will distribute 100% of its taxable income and Net Overseas Income for the period from the Listing Date to 31 December 2006 and for the financial year ending 31 December 2007. Thereafter, ART will distribute at least 90% of its taxable income and Net Overseas Income, with the actual level of distribution to be determined at the Manager's discretion. ART will make distributions to unitholders on a semi-annual basis, with the amount calculated as at 30 June and 31 December each year for the six-month period ending on each of the said dates. ART's first distribution after the Listing Date will be for the period from the Listing Date to 30 June 2006 and will be paid by the Manager on 28 August 2006. Subsequent distributions will take place semi-annually. Distributions, when paid, will be in Singapore dollars.

ART is presenting the first interim financial results for the period from 19 January 2006, being the date of its establishment, to 30 June 2006. The prior period comparatives are based on the pro forma financial information as stated in the Prospectus.

1(a)(i) CONSOLIDATED STATEMENT OF TOTAL RETURN

	Note	Actual (1/4/06 to 30/6/06) S$'000	Pro Forma (1/4/05 to 30/6/05) S$'000	% +/-	Actual (19/1/06 to 30/6/06) [(1)] S$'000	Pro Forma (1/3/05 to 30/6/05) [(2)] S$'000	% +/-
Revenue	A.1	26,175	25,278	4%	34,872	33,704	3%
Direct expenses	A.2	(13,270)	(13,577)	-2%	(17,732)	(18,102)	-2%
Gross Profit	A.1	12,905	11,701	10%	17,140	15,602	10%
Interest income		78	48	63%	87	65	34%
Interest expense		(2,875)	(3,003)	-4%	(4,016)	(4,005)	217%
Other operating income	A.3	648	154	321%	649	205	-24%
Manager's management fees		(1,119)	(1,046)	7%	(1,476)	(1,394)	6%
Trustee's fee		(34)	(34)	-	(60)	(61)	-2%
Professional fees		(158)	(49)	222%	(244)	(65)	275%
Audit fees		(93)	(69)	35%	(125)	(92)	36%
Foreign exchange gain - realised		97	246	n.m.	52	328	n.m
Other operating expenses	A.4	(184)	(170)	8%	(242)	(227)	7%
Net Profit before unrealized foreign exchange loss		**9,265**	**7,778**	**19%**	**11,765**	**10,356**	**14%**
Foreign exchange loss - unrealised	A.5	(2,559)	-	n.m.	(1,932)	-	n.m.
Net Profit		**6,706**	**7,778**	**-14%**	**9,833**	**10,356**	**-5%**
Taxation	A.6	(1,664)	(1,613)	3%	(2,284)	(2,151)	6%
Total return for the period after taxation		**5,042**	**6,165**	-18%	**7,549**	**8,205**	-8%
Minority interests		(984)	(896)	10%	(1,309)	(1,195)	10%
Total return for the period attributable to unitholders before distribution		**4,058**	**5,269**	**-23%**	**6,240**	**7,010**	**-11%**
Distribution to Unitholders from operations - Period from 19/1/06 to 30/3/06		(156)	n.m[(3)]		(156)	n.m[(3)]	
Total return for the period attributable to Unitholders after distribution		**3,902**	**5,269**		**6,084**	**7,010**	

RECONCILIATION OF TOTAL RETURN FOR THE PERIOD ATTRIBUTABLE TO UNITHOLDERS TO TOTAL UNITHOLDERS' DISTRIBUTION

	Note	Actual (1/4/06 to 30/6/06) S$'000	Pro Forma (1/4/05 to 30/6/05) S$'000	% +/-	Actual (19/1/06 to 30/6/06)[1] S$'000	Pro Forma (1/3/05 to 30/6/05)[2] S$'000	% +/-
Total return for the period attributable to unitholders		4,058	5,269	-23%	6,240	7,010	-11%
Net effect of non-tax deductible / chargeable items and other adjustments	A.7	3,655	1,442	153%	3,458	1,923	80%
Total amount distributable to Unitholders for the period		**7,713**	**6,711**	**15%**	**9,698**	**8,933**	**9%**
Comprises :							
- from operations		763	n.m [3]		929	n.m [3]	
- from unitholders' contributions		6,950	n.m [3]		8,769	n.m [3]	
		7,713	**6,711**	**15%**	**9,698**	**8,933**	**9%**

Footnotes

(1) *ART was established on 19 January 2006 but the acquisition of the real properties was completed on 1 March 2006. Hence the income recorded relates only to the 4 month period from 1 March 2006 to 30 June 2006. ART had no income from 19 January 2006 to 28 February 2006. The entire period relates to both the Private Trust and Public Trust periods and the details are as stated in paragraph (1)(a)(iii) on page 5.*

(2) *This is the first interim financial period of ART and the comparative numbers for 2005 are extracted from the pro forma financial information which was disclosed in the Prospectus and pro-rated equally for 4 months to correspond to the period from 1 March 2005 to 30 June 2005. Trustee's fee was pro-rated from 19 January 2005 to 30 June 2005.*

(3) *Not meaningful as pro forma distribution from operations and unitholders' contribution for the financial year ended 31 December 2005 presented in the Prospectus is made on the assumption that ART was incepted on 1 January 2003, under the terms set out in the Prospectus.*

1(a)(ii) Explanatory Notes to Consolidated Statement of Total Return

A.1 Revenue and Gross profit

Revenue

Revenue for 2Q 2006 of S$26.2 million increased by 4% over that of the corresponding pro forma period last year. Similarly revenue for YTD Jun 2006 of S$34.9 million increased 3% as compared to the corresponding pro forma period last year. The increase in revenue was due to the increase in revenue per available unit ("REVPAU") of the Group's serviced residences across most regions.

Gross profit

The improved performances from the Group's serviced residences across all the regions, particularly in Singapore, increased the gross profit by 10%, from S$11.7 million in 2Q 2005 to S$12.9 million in 2Q 2006. Gross profit margin improved by 3 percentage point from 46% in 2Q 2005 to 49% in 2Q 2006. The improvement in the gross profit margin was due mainly to the higher overall REVPAU achieved and better operating efficiency.

For the same reasons mentioned above, gross profit for YTD Jun 2006 of S$17.1 million increased 10% over YTD Jun 2005, and gross profit margin increased by 3 percentage point from 46% in YTD Jun 2005 to 49% in YTD Jun 2006.

A.2 **Direct expenses include the following items:**

	Actual (1/4/06 to 30/6/06) S$'000	Pro Forma (1/4/05 to 30/6/05) S$'000	% +/-	Actual (19/1/06 to 30/6/06) S$'000	Pro Forma (1/3/05 to 30/6/05) S$'000	% +/-
Depreciation and amortisation	(834)	(957)	-13%	(1,096)	(1,277)	-14%
Staff costs	(3,069)	(3,448)	-11%	(4,138)	(4,597)	-10%

A.3 **Other operating income**

The other operating income for 2Q 2006 and YTD Jun 2006 increased by S$0.5 million and S$0.4 million respectively. The increase was due mainly to the gain arising from the unwinding of an interest rate swap transaction for one of the subsidiary companies, as the floating rate bank loan was converted into a fixed rate bank loan.

A.4 **Other operating expenses**

Other operating expenses comprise primarily trust expenses which include recurring operating expenses such as annual listing fee and registry fees, valuation fees, costs associated with the preparation and distribution of reports and communication to unitholders and investors.

A.5 **Foreign exchange loss - unrealised**

The foreign exchange loss recognised in 2Q 2006 and YTD Jun 2006 was mainly due to unrealized revaluation loss on foreign currency shareholder's loans, mainly denominated in US Dollars ("US$"), extended to the Group's subsidiaries, as a result of the depreciation of the US$ against S$.

A.6 **Taxation**

Taxation for YTD Jun 2006 was higher by S$0.1 million as compared to the corresponding pro forma period last year. This was mainly due to the tax provided on 100% of taxable income of the Singapore properties for the period when it was a Private Trust (19 January 2006 to 30 March 2006) which does not qualify for tax transparency. Taxation for pro forma 1H 2005 was prepared on the basis that tax transparency applies throughout.

A.7 **Net effect of non-tax deductible / (chargeable) items and other adjustments include the following items:**

	Actual (1/4/06 to 30/6/06) S$'000	Pro Forma (1/4/05 to 30/6/05) S$'000	% +/-	Actual (19/1/06 to 30/6/06) S$'000	Pro Forma (1/3/05 to 30/6/05) S$'000	% +/-
Trustee's fees	34	34	-	60	61	-2%
Depreciation (net of MI)	742	918	-19%	980	1,225	-20%
Unrealised exchange loss	2,559	-	n.m	1,932	-	n.m
Manager's management fee paid in units	560	523	7%	738	697	6%

1(a)(iii) **CONSOLIDATED STATEMENT OF TOTAL RETURN – Breakdown between Private Trust and Public Trust Period**

ART was originally held privately as private trust until 30 March 2006 and subsequently converted to a listed property trust upon the successful listing on 31 March 2006. The following sets out the income attributable to the private and public trust unitholders.

	Private Trust (19/1/06 to 30/3/06) S$'000	Public Trust (31/3/06 to 30/6/06) S$'000	Actual (19/1/06 to 30/6/06) S$'000
Revenue	8,417	26,455	34,872
Direct expenses	(4,318)	(13,414)	(17,732)
Gross Profit	4,099	13,041	17,140
Interest income	9	78	87
Interest expense	(1,104)	(2,912)	(4,016)
Other operating income	1	648	649
Manager's management fees	(345)	(1,131)	(1,476)
Trustee's fee	(26)	(34)	(60)
Professional fees	(83)	(161)	(244)
Audit fees	(31)	(94)	(125)
Foreign exchange (loss) / gain - realised	(25)	77	52
Other operating expenses	(75)	(167)	(242)
Net Profit before unrealized exchange loss	**2,420**	**9,345**	**11,765**
Foreign exchange gain / (loss) - unrealised	607	(2,539)	(1,932)
Net Profit	**3,027**	**6,806**	**9,833**
Taxation	(605)	(1,679)	(2,284)
Total return for the period after taxation	**2,422**	**5,127**	**7,549**
Minority interests	(314)	(995)	(1,309)
Total return for the period attributable to Unitholders before distribution	**2,108**	**4,132**	**6,240**
Distribution to Unitholders from operations - Period from 19/1/06 to 30/3/06	(156)	-	(156)
Total return for the period attributable to Unitholders after distribution	**1,952**	**4,132**	**6,084**

RECONCILIATION OF TOTAL RETURN FOR THE PERIOD ATTRIBUTABLE TO UNITHOLDERS TO TOTAL UNITHOLDERS' DISTRIBUTION

	Private Trust (19/1/06 to 30/3/06) S$'000	Public Trust (31/3/06 to 30/6/06) S$'000	Actual (19/1/06 to 30/6/06) S$'000
Total return for the period attributable to Unitholders	2,108	4,132	6,240
Net effect of non-tax deductible / chargeable items and other adjustments	(192)	3,650	3,458
Total Unitholders' distribution	**1,916**	**7,782**	**9,698**
Comprises :			
- from operations	156	773	929
- from unitholders' contributions	1,760	7,009	8,769
	1,916	**7,782**	**9,698**

1(b)(I) BALANCE SHEET

	Note	GROUP Actual 30/06/06 S$'000	GROUP Pro Forma 31/12/05[1] S$'000	REIT Actual 30/06/06 S$'000	REIT Pro Forma 31/12/05 S$'000
Non-Current Assets					
Property, plant and equipment		13,005	13,884	3,856	4,104
Investment properties	1(b)(ii)	877,618	911,157	278,046	278,046
Interest in subsidiaries		-	-	103,840	106,779
Deferred tax assets		435	1,840	-	-
		891,058	**926,881**	**385,742**	**388,929**
Current Assets					
Inventories		241	289	-	-
Trade receivables		14,434	4,474	1,967	-
Other receivables		16,902	18,965	337,085	454,106
Cash and bank balances		32,723	9,312	11,552	-
		64,300	**33,040**	**350,604**	**454,106**
Total Assets		**955,358**	**959,921**	**736,346**	**843,035**
Current Liabilities					
Bank overdraft (unsecured)	1(b)(iii)	-	(6,260)	-	-
Trade payables		(2,530)	(1,337)	(416)	-
Other payables		(45,419)	(39,645)	(32,424)	(22,480)
Interest bearing liabilities	1(b)(iii)	(8,426)	(37,647)	-	-
Current tax payable		(1,200)	(651)	(245)	-
		(57,575)	**(85,540)**	**(33,085)**	**(22,480)**
Non-Current Liabilities					
Interest bearing liabilities	1(b)(iii)	(253,845)	(229,721)	(115,600)	(226,812)
Deferred income		-	(2)	-	-
Deferred tax liabilities		(85)	(156)	-	-
		(253,930)	**(229,879)**	**(115,600)**	**(226,812)**
Total Liabilities (excluding net assets attributable to Unitholders)		**(311,505)**	**(315,419)**	**(148,685)**	**(249,292)**
Minority Interests		(49,429)	(50,759)	-	-
Net Assets Attributable to Unitholders	1(d)(i)	**594,424**	**593,743**	**587,661**	**593,743**

Footnote

(1) This is the first interim financial period of ART and the comparative numbers for 2005 are extracted from the pro-forma financial information which was disclosed in the Prospectus.

1(b)(ii) Group investment properties

The decrease in the Group's investment properties as at 30 June 2006 was mainly due to the translation of the Group's foreign investment properties to Singapore dollars at a lower exchange rates as a result of the weakening of the foreign currencies, particularly US Dollars, against Singapore dollars.

1(b)(iii) Group borrowings

		Actual As at 30/06/06 S$'000	Pro Forma As at 31/12/05 S$'000
Secured borrowings			
- Amount repayable in one year or less or on demand	(1)	8,426	43,907
- Amount repayable after one year	(1)	253,845	229,721
Total		262,271	273,628

(1) The increase in the secured borrowings repayable after one year at 30 June 2006 was mainly due to the refinancing of a subsidiary's bank loan of approximately S$33.5 million. This loan was previously classified as repayable within one year.

Details of collateral

The borrowings of the Group are generally secured by:
- Mortgage on subsidiaries' investment properties and the assignment of the rights, title and interest with respect to the properties
- Assignment of rental proceeds of the properties and insurance policies relating to the properties
- Pledge of shares of some subsidiaries

1(c) CONSOLIDATED CASH FLOW STATEMENT [1]

	Actual (1/4/06 to 30/6/06) S$'000	Actual (19/1/06 to 30/6/06) [2] S$'000
Operating Activities		
Net Profit before taxation, before distribution	6,706	9,833
Adjustments for:		
Depreciation and amortisation	834	1,096
Interest expense	2,875	4,016
Interest income	(78)	(87)
Operating profit before working capital changes	**10,337**	**14,858**
Changes in working capital	12,130	(32,529)
Cash generated from operations	**22,467**	**(17,671)**
Income tax paid	(1,988)	(2,422)
Distribution to unitholders from operations	(156)	(156)
Cash flows from operating activities	**20,323**	**(20,249)**
Investing Activities		
Interest received	427	545
Acquisition of property, plant and equipment	(648)	(880)
Net cash inflow on acquisition of subsidiary companies	-	23,882
Acquisition of investment properties	(24)	(63,200)
Cash flows from investing activities	**(245)**	**(39,653)**
Financing Activities		
Proceeds from bank borrowings	4,117	119,828
Interest paid	(1,684)	(2,438)
Distribution to unitholders of private trust	(1,760)	(1,760)
Repayments of bank borrowings	(473)	(17,265)
Transaction costs	(20)	(5,740)
Cash flows from financing activities	**180**	**92,625**
Increase in cash & cash equivalents	**20,258**	**32,723**
Cash and cash equivalents at beginning of the period	**12,774**	**-**
Effect of exchange rate changes on balances held in foreign currencies	(309)	-
Cash and cash equivalents at end of the period	**32,723**	**32,723**

Footnotes

(1) *There are no comparative prior period figures as this is the first interim financial period.*

(2) *Although ART was established on 19 January 2006, the acquisition of the properties was completed on 1 March 2006. Consequently, the figures only represent the cash flow for the 4 month period from 1 March 2006 to 30 June 2006 as there was no income from 19 January 2006 to 28 February 2006.*

1(d)(i) NET ASSETS ATTRIBUTABLE TO UNITHOLDERS [1]

	Note	GROUP Actual (1/4/06 to 30/6/06) S$'000	GROUP Actual 19/1/06 to 30/6/06) [2] S$'000	REIT Actual (1/4/06 to 30/6/06) S$'000	REIT Actual 19/1/06 to 30/6/06) [2] S$'000
Unitholders' Contribution					
Balance as at beginning of period		593,583	-	593,583	-
Issue of new units		-	599,303	-	599,303
Issue expenses		(20)	(5,740)	(20)	(5,740)
Distribution to Unitholders		(1,760)	(1,760)	(1,760)	(1,760)
Balance as at end of period		**591,803**	**591,803**	**591,803**	**591,803**
Operations					
Balance as at beginning of period		2,182	-	277	-
Change in net assets attributable to unitholders resulting from operations after distribution		3,902	6,084	(4,419)	(4,142)
Balance as at end of period		**6,084**	**6,084**	**(4,142)**	**(4,142)**
Foreign Currency Translation reserve					
Balance as at beginning of period		**1,533**	**-**	-	-
Translation differences relating to financial statements of foreign subsidiaries		**(4,996)**	**(3,463)**	-	-
Balance as at end of period		**(3,463)**	**(3,463)**	-	-
Net Assets Attributable to Unitholders	**1(b)(i)**	**594,424**	**594,424**	**587,661**	**587,661**

1(d)(ii) Details of any change in the units [1]

	REIT Actual (1/4/06 to 30/6/06) '000	REIT Actual 19/1/06 to 30/6/06) '000
Balance as at beginning of period	454,000	-
Issue of new units :		
- settlement for the purchase of two Singapore properties	-	165,880
- settlement for the purchase of the property companies shares	-	288,120
Balance as at end of period	**454,000**	**454,000**

Footnotes

(1) There are no comparative prior period figures as this is the first interim financial period.
(2) Although ART was established on 19 January 2006, the acquisition of the properties was completed on 1 March 2006. Consequently, the figures only represent the income for the 4 month period from 1 March 2006 to 30 June 2006 as there was no income from 19 January 2006 to 28 February 2006.

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with those disclosed in the Prospectus.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

Nil

6. **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period**

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation.

In computing the DPU, the number of units as at the end of each period is used for the computation.

Earnings per unit (EPU)(cents)	**Private Trust (19/1/06 to 30/3/06)**	**Public Trust (31/3/06 to 30/6/06)**	**Actual (19/1/06 to 30/6/06)**
Number of units on issue at end of period	454,000,000	454,000,000	454,000,000
Weighted average number of units for the period	454,000,000	454,000,000	454,000,000
EPU (cents) – Basic and Diluted (based on the weighted average number of units for the period)	0.46	0.91	1.37

The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.

Distribution per unit (DPU)(cents)	**Private Trust (19/1/06 to 30/3/06)**	**Public Trust (31/3/06 to 30/6/06)**	**Actual (19/1/06 to 30/6/06)**
Number of units on issue at end of period	454,000,000	454,000,000	454,000,000
DPU (cents) – Basic and diluted (based on the number of units as at end of period)	0.42	1.71	2.13

The diluted DPU is the same as the basic DPU as there are no dilutive instruments in issue during the period.

7. **Net asset value ("NAV") backing per unit based on issued units at the end of the period**

	Actual 30/6/06	Pro Forma 31/12/05
NAV per units ($)	1.31	1.31

8(i) **Group Performance Review**

8(i)(a) **Revenue and Gross Profit Analysis - 2Q 2006 vs. 2Q 2005**

	Ref	Revenue Actual 2Q 2006 S$'million	Revenue Pro Forma 2Q 2005 S$'million	Variance S$M	Variance %	Ref	Gross Profit Actual 2Q 2006 S$'million	Gross Profit Pro Forma 2Q 2005 S$'million	Variance S$'M	Variance %	REVPAU Analysis Actual 2Q 2006 S$/day	REVPAU Analysis Pro Forma 2Q 2005 S$/day	+/- %
Singapore		5.8	5.1	0.7	14%		2.8	2.2	0.6	27%	152	135	13%
China		8.0	8.2	(0.2)	-2%		3.8	3.6	0.2	6%	156	161	-3%
Vietnam		5.3	5.2	0.1	2%		3.2	3.1	0.1	3%	128	120	7%
Indonesia		5.7	5.6	0.1	2%		2.6	2.4	0.2	8%	83	77	8%
Philippines		1.4	1.2	0.2	17%		0.5	0.4	0.1	25%	69	55	25%
	A.1	26.2	25.3	0.9	4%	A.1	12.9	11.7	1.2	10%	123	115	7%

Revenue for 2Q 2006 grew by 4% from S$25.3 million in 2Q 2005 to S$26.2 million in 2Q 2006. The increase in revenue was due to a 7% growth in the overall revenue per available unit ("REVPAU") from S$115 in 2Q 2005 to S$123 in 2Q 2006, mainly driven by increase in the average daily rates. Serviced residence operations in Singapore and Philippines achieved a double digit REVPAU growth in 2Q 2006.

In line with the increased revenue, gross profit for 2Q 2006 at S$12.9 million increased by 10% as compared to 2Q 2005. This was supported by growth across all the regions, particularly in Singapore. Overall gross profit margin improved by 3 percentage point as a result of higher average daily rates

In Singapore, the Group's serviced residence achieved an overall REVPAU of S$152 for 2Q 2006, an increase of 13% from S$135 in 2Q 2005. Tapping on the strong market conditions in Singapore, the Group managed to increase its yield and average daily rates through a combination of right tenant mix and marketing strategies, while occupancy remained high at around 90%. As a result, the gross profit of Singapore operations for 2Q 2006 exceeded that of 2Q 2005 by 27%.

For China operations, REVPAU achieved for 2Q 2006 was 3% lower than that in 2Q 2005. This was due to expiry of leases for a few key accounts of the Beijing properties and lower demand for bigger apartment units. This resulted in lower average daily rates while occupancy remained high at around 80%. Despite lower REVPAU, gross profit increased by 6% to S$3.8 million in 2Q 2006 due to improved cost management, such as energy conservation efforts to reduce utility costs.

In Vietnam, the revenue and gross profit of the Group's serviced residence increased by 2% and 3% respectively in 2Q 2006 as compared to 2Q 2005. This was mainly due to a higher occupancy achieved for 2Q 2006. The Group's serviced residence operations in Vietnam benefited from the favourable market conditions arising from higher influx of foreign investments and shortage of internationally managed serviced residences.

In Indonesia, the REVPAU for 2Q 2006 improved from S$77 in 2Q 2005 to S$83 in 2Q 2006. This was attributed mainly to an increase in the average daily rates, while occupancy remained at about 70%. Gross profit increased by 8% to S$2.6 million in 2Q 2006 as a result of cost management. The operations performed well despite a challenging business environment and ongoing security concerns in the country.

In Philippines, the REVPAU increased by 25% from S$55 in 2Q 2005 to S$69 in 2Q 2006, with increases in both occupancy rates and average daily rates. This resulted in an improvement in the revenue of the Philippines operations in 2Q 2006 over those of 2Q 2005. Gross profit increased by 25% to S$0.5 million in 2Q 2006 as a result of cost management.

8(i)(b) **Revenue and Gross Profit Analysis - YTD Jun 2006 vs. YTD Jun 2005**

	Ref	Revenue Actual YTD Jun 2006 S$'million	Revenue Pro Forma YTD Jun 2005 S$'million	Variance S$'M	Variance %	Ref	Gross Profit Actual YTD Jun 2006 S$'million	Gross Profit Pro Forma YTD Jun 2005 S$'million	Variance S$'M	Variance %	REVPAU Analysis Actual YTD Jun 2006 S$/day	REVPAU Analysis Pro Forma YTD Jun 2005 S$/day	+/- %
Singapore		7.8	6.8	1	*15%*		3.9	3.0	0.9	*30%*	152	135	13%
China		10.6	11.0	(0.4)	*-4%*		4.9	4.8	0.1	*2%*	154	161	-4%
Vietnam		7.1	6.9	0.2	*3%*		4.3	4.1	0.2	*5%*	126	120	5%
Indonesia		7.6	7.5	0.1	*1%*		3.4	3.2	0.2	*6%*	82	76	8%
Philippines		1.8	1.5	0.3	*20%*		0.6	0.5	0.1	*20%*	67	55	22%
	A.1	**34.9**	**33.7**	**1.2**	***4%***	A.1	**17.1**	**15.6**	**1.5**	***10%***	**121**	**115**	**5%**

For YTD Jun 2006, the Group achieved S$34.9 million in revenue, which was 4% increase over the revenue of S$33.7 million recorded in the corresponding pro forma period last year. Overall REVPAU improved by S$6 from S$115 in YTD Jun 2005 to S$121 in YTD Jun 2006, mainly driven by an increase in the average daily rates. Hence the higher revenue achieved led to a higher gross profit for YTD Jun 2006, an increase of 10% from S$15.6 million in YTD Jun 2005 to S$17.1 million in YTD Jun 2006. Overall gross profit margin improved by 3 percentage point as a result of higher average daily rates.

8(i)(c) **Net Profit**

Net Profit	**Actual 2Q 2006 S$'000**	**Pro Forma 2Q 2005 S$'000**	**+/- %**
Operating net profit	6,520	5,023	30%
Foreign exchange (loss) / gain	(2,462)	246	n.m.
Total return attributable to unitholders	**4,058**	**5,269**	**-23%**

The Group achieved a higher operating net profit of S$1.5 million or 30% in 2Q 2006 as a result of higher gross profit achieved across all regions. The operating net profit for 2Q 2006 was S$6.5 million vs. S$5.0 million in 2Q 2005 excluding foreign exchange differences (2Q 2006: loss of S$2.5 million; 2Q 2005: gain of S$0.2 million).

Net Profit	**Actual YTD Jun 2006 S$'000**	**Pro Forma YTD Jun 2005 S$'000**	**+/- %**
Operating net profit	8,120	6,682	22%
Foreign exchange (loss) / gain	(1,880)	328	n.m.
Total return attributable to unitholders	**6,240**	**7,010**	**-11%**

Similarly, the Group's operating performance in YTD Jun 2006 exceeded that of the comparative period in YTD Jun 2005. Excluding the foreign exchange differences in both YTD Jun 2006 (loss of S$1.9 million) and YTD Jun 2005 (gain of S$0.3 million), the operating net profit for YTD Jun 2006 was S$8.1 million vs. S$6.7 million in YTD Jun 2005, an improvement of S$1.4 million or 22%. This was mainly attributable to the strong performance from the Group's serviced residences in all regions.

9. Variance between the forecast as disclosed in the Prospectus and the actual results

9(i) **Consolidated Statement of Total Return for the period of 31 March 2006 to 30 June 2006**

		Actual S$'000	Forecast[1] S$'000	% +/-
Revenue	(a)	26,455	26,474	-
Direct expenses	(a)	(13,414)	(14,346)	-6%
Gross Profit	(a)	13,041	12,128	8%
Interest income		78	-	n.m
Interest expense		(2,912)	(3,058)	-5%
Other operating income	(b)	648	128	n.m
Manager's management fees	(c)	(1,131)	(1,081)	5%
Trustee's fee		(34)	(34)	-
Professional fees		(161)	(126)	28%
Audit fees		(94)	(81)	16%
Foreign exchange gain (realized)		77	-	n.m
Other operating expenses		(167)	(97)	72%
Net Profit before unrealized foreign exchange loss		**9,345**	**7,779**	**20%**
Foreign exchange loss (unrealized)	(d)	(2,539)	-	n.m
Net Profit		**6,806**	**7,779**	**-13%**
Taxation		(1,679)	(1,514)	11%
Total return for the period after taxation		**5,127**	**6,265**	**-18%**
Minority interests		(995)	(883)	13%
Total return for the period attributable to Unitholders before distribution	(e)	**4,132**	**5,382**	**-23%**

RECONCILIATION OF TOTAL RETURN FOR THE PERIOD ATTRIBUTABLE TO UNITHOLDERS TO TOTAL UNITHOLDERS' DISTRIBUTION

		Actual S$'000	Forecast[1] S$'000	% +/-
Total return for the period attributable to Unitholders		4,132	5,382	-23%
Net effect of non-tax deductible / chargeable items and other adjustments	(f)	3,650	1,643	122%
Total amount distributable to Unitholders for the period		**7,782**	**7,025**	**11%**
Distribution per unit (in cents)				
- for the period		1.71	1.55	
- annualised		6.80	6.11	

Footnote

(1) The forecast is extracted from the Prospectus and is based on the assumptions set out in the Prospectus. As the forecast stated was for 1 January 2006 to 31 December 2006, the Manager has used its best estimate to present the pro-rated forecast for the period 31 March 2006 to 30 June 2006.

9(ii) Revenue and Gross Profit Analysis for the period of 31 March 2006 to 30 June 2006

	Revenue				Gross Profit			
	Actual	Forecast[1]	Variance		Actual	Forecast[1]	Variance	
	S$'million		S$'M	%	S$'million		S$'M	%
Singapore	5.9	5.5	0.4	7%	2.9	2.6	0.3	12%
China	8.1	8.7	(0.6)	-7%	3.8	3.7	0.1	3%
Vietnam	5.4	5.4	-	-	3.2	3.2	-	-
Indonesia	5.7	5.7	-	-	2.6	2.2	0.4	18%
Philippines	1.4	1.2	0.2	17%	0.5	0.4	0.1	25%
	26.5	**26.5**	-	-	**13.0**	**12.1**	**0.9**	7%

Footnote

(1) The forecast is extracted from the Prospectus. As the forecast stated was for 1 January 2006 to 31 December 2006, the Manager has used its best estimate to present the pro-rated forecast for the period 31 March 2006 to 30 June 2006.

Review of the Group's performance for the period 31 March 2006 to 30 June 2006

(a) Revenue is close to the forecast on a portfolio basis. Direct expenses are lower by S$0.9 million or 6% due to lower staff costs, marketing expenses and admin and general expenses. As a result, gross profit is higher by S$0.9 million or 7% on a portfolio basis.

In Singapore, revenue and gross profit of the Group's serviced residence increased by 7% and 12% respectively. This was mainly due to an increase in the average daily rates.

In China, revenue of the Group's serviced residence declined by 7% as compared to the forecast due to lower average daily rates achieved as a result of lower demand for bigger apartment units. However, due to improved operating efficiency, gross profit was higher by 3%.

In Vietnam, the Group's serviced residence achieved the same level of revenue and gross profit as the forecast.

For the serviced residence in Indonesia, the Group achieved the forecast revenue and as a result of cost management, the gross profit was higher by 18%

For the Group's serviced residence in Philippines, revenue and gross profit was higher by 17% and 25% as a result of increased occupancy rates and average daily rates.

(b) Other operating income was S$0.5 million lower than the forecast due to a gain arising from the unwinding of an interest rate swap transaction for one of the subsidiary companies, as the floating rate bank loan was converted into a fixed rate bank loan.

(c) Manager's management fee is slightly higher by 5% due to higher income achieved.

(d) Foreign exchange loss mainly relates to unrealised revaluation loss on foreign currency shareholder's loan , mainly denominated in US Dollars ("US$"), extended to the Group's subsidiaries, as a result of the depreciation of the US$ against S$

(e) Total return attributable to unitholders (excluding foreign exchange differences) was S$6.6 million, an increase of S$1.2 million or 23% over the forecast of S$5.4 million. Total unitholders' distribution for the period was S$0.9 million or 13% higher than the forecast.

(f) **Net effect of non-tax deductible / (chargeable) items and other adjustments includes the following items:**

	Actual S$'000	Forecast S$'000	+/-
Trustee's fees	34	34	-
Depreciation (net of MI)	750	1,095	-32%
Unrealised exchange loss	2,539	-	n.m
Manager's management fee paid in units	566	541	5%

10. Prospects

The Asia region, expected to be the fastest growing region in the world, will continue to attract foreign direct investments from multinational companies. Demand for quality serviced accommodation is expected to remain strong. The Group will benefit from this positive business and market conditions in the Asia region.

For the full year 2006, the manager of ART is confident of delivering the forecast distribution per unit of 6.11 cents (on an annualised basis) for 2006 as disclosed in the Prospectus.

11. Distributions

11(a) **Current financial period**
Any distributions declared for the current financial period? Yes
Name of distribution : Distribution for 31 March 2006 to 30 June 2006

Distribution Type	Distribution Rate (cents)
Taxable Income	0.49
Tax Exempt Income	0.62
Capital	0.60
Total	**1.71**

Tax rate : **Taxable Income Distribution**

Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession.

Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%.

All other investors will receive their distributions after deduction of tax at the rate of 20%.

Tax-Exempt Income Distribution

Tax-exempt income distribution is exempt from tax in the hands of all unitholders

Capital Distribution

Capital distribution represents a return of capital to unitholders for tax purposes and is therefore not subject to income tax. For unitholders who are liable to tax on profits from sale of ART Units, the amount of capital distribution will be applied to reduce the cost base of their ART Units for tax purposes.

11(b) **Corresponding period of the preceding financial period**
Any distributions declared for the corresponding period of the immediate preceding financial period? No

11(c) Book closure date : 1 August 2006

11(d) Date payable : 28 August 2006

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
Doreen Nah
Company Secretary

Singapore
24 July 2006

82 - 4507

FOR IMMEDIATE RELEASE

ASCOTT
RESIDENCE TRUST

NEWS RELEASE

ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of The Ascott Group

ART'S FIRST DISTRIBUTION 11 PER CENT HIGHER THAN FORECAST

Singapore, 24 July 2006 – Ascott Residence Trust Management Limited (ARTML), the manager of Ascott Residence Trust (ART), is pleased to announce a net distributable income of S$7.8 million for the period 31 March 2006 (date of listing) to 30 June 2006. This represents an 11 per cent increase above the forecast of S$7.0 million.

Distribution per unit (DPU) for the same period is 1.71 cents, 0.16 cents above the forecast of 1.55 cents. Annualised DPU is 6.80 cents, 0.69 cents above the forecast of 6.11 cents.

Highlights of results for the period 31 March 2006 to 30 June 2006

S$m (except for per unit data)	Actual	Forecast	Change
Revenue	26.5	26.5	N.A.
Gross Profit	13.1	12.1	8%↑
Total Return	4.1	5.4	23%↓
Comprised:			
Profit from Operations	6.6	5.4	22%↑
Foreign Exchange Gain / (Loss) - *(mainly due to unrealised revaluation of USD receivables)*	(2.5)	0.0	nm
Unitholders' Distribution	7.8	7.0	11%↑
DPU (cents)	1.71	1.55	11%↑
Annualised Distribution Yield Based On - S$1.07 (closing price on 21 July 06)	6.4%	5.7%	70 bps↑

ARTML's chairman, Mr Lim Jit Poh said, "ART is the first Pan-Asian serviced residence REIT that has an exposure to five growing economies in Asia. The better than expected net distributable income since ART's listing reinforces ART's ability to tap into the growing demand for serviced residences in the region and offers unitholders stable and growing returns."

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

Mr Lim added, "Asia continues to be the fastest growing region in the world and the favoured destination for foreign direct investment from multinational corporations. Since the demand for serviced residences is correlated to business and economic activities, ART is expected to benefit from the positive business and market conditions in the region."

Mr Chong Kee Hiong, ARTML's CEO said, "ART's positive results were underpinned by an overall RevPAU growth of 7 per cent in the second quarter for its 12 properties. Singapore and the Philippines experienced double digit increases of 13 per cent and 25 per cent respectively."

Mr Chong added, "To further enhance the yield of ART's portfolio, we have embarked on plans for asset enhancement for two properties in China. At Somerset Xu Hui in Shanghai, the residence's clubhouse is currently being reconfigured to create additional lettable commercial space. At The Ascott Beijing, work will commence in the fourth quarter of 2006 to reconfigure some of the larger apartment units into smaller one-bedroom units to tap into the higher yielding short and medium term business segments, which demand smaller one-bedroom units. Going forward, as the manager of ART, we will continue to seek to improve the results of the portfolio through yield management, asset enhancements and acquisitions."

For the full year 2006, the manager of ART is confident of delivering the forecast distribution per unit of 6.11 cents (on an annualised basis) for 2006 as disclosed in the Prospectus.

About Ascott Residence Trust

The Ascott Residence Trust is the first Pan-Asian serviced residence real estate investment trust (REIT) established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used or predominantly used, as serviced residences or rental housing properties in the Pan-Asian Region.

Comprising an initial asset portfolio of over 2,000 units in 12 strategically located serviced residences and rental housing property in Singapore, China, Indonesia, the Philippines and Vietnam, ART currently has an asset size of about S$856 million.

Launched in March 2006, ART is managed by the Ascott Residence Trust Management Limited, a wholly-owned subsidiary of The Ascott Group Limited.

The Ascott Group Limited is a leading international serviced residence company with more than 16,000 serviced residence units in key cities of the Asia-Pacific region, Europe

and the Middle East. Ascott boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

For more information about ART, please visit http://www.ascottreit.com.

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com/

For more information, please contact:

Goh Lilian, Director, Investor Relations and Communications
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

Sonia Meyer, Assistant Manager, Investor Relations and Communications
Tel: (65) 6389 9310 Hp: (65) 9724 8748 Email: sonia.meyer@the-ascott.com

Important Notice

The value of units in ART and the income derived from them may fall as well as rise. Units in ART are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in the units in ART is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This press release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Investors have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that unitholders may only deal in their units in ART through trading on the SGX-ST. Listing of the units in ART on the SGX-ST does not guarantee a liquid market for the units in ART.

82 - 4507



ASCOTT RESIDENCE TRUST

ASCOTT RESIDENCE TRUST

Media & Analysts Briefing

1H 2006 Results

Chong Kee Hiong

CEO, Ascott Residence Trust Management Limited

Agenda

- Financial Review
- Outlook & Prospects
- Q&A Session

Disclaimer

Important Notice

The value of units in ART and the income derived from them may fall as well as rise. Units in ART are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in the units in ART is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Investors have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that unitholders may only deal in their units in ART through trading on the SGX-ST. Listing of the units in ART on the SGX-ST does not guarantee a liquid market for the units in ART.

Higher Net Distributable Income and DPU Than Forecast


7.0
7.8
+ 11 %
1.55
1.71
6.11
6.80
Forecast
Actual
Distribution ($million)
DPU (cents)
Annualised DPU (cents)

Net Distributable Income and DPU Exceeded Forecast by 11%

82 - 4507

Attractive Trading Yield


3.6%
5.6%
5.7%
Singapore Govt 10-year Bonds[1]
S-REIT average[2]
ART[2]

[1] As at 30 June 2006. Source: Singapore Government Securities website.
[2] Based on closing price as at 21 July 2006.



Financial Review

Statement of Total Return

For the period 31 March 2006 - 30 June 2006

S$m	Public Trust Actual	Public Trust Forecast	Growth	%
Revenue	26.5	26.5	-	0%
Gross Profit	13.0	12.1	↑	8%
Total Return *	4.1	5.4	↓	23%
Unitholders' Distribution	7.8	7.0	↑	11%
** Comprised:*				
Profit From Operations	6.6	5.4	↑	22%
Foreign Exchange Gain / (Loss)	(2.5)	0.0	↓	nm
- (mainly due to unrealised exchange loss)				

Profit From Operations Exceeded Forecast by S$1.2 million
Distributable Income Exceeded Forecast by S$0.8 million

Distribution Statement

For the period 31 March - 30 June 2006

S$m	Actual	Forecast		%
Total return for the period attributable to unitholders	**4.1**	**5.4**	↓	**23%**
Net effect of non-tax deductible / chargeable items and other adjustments*	3.7	1.6	↑	122%
Total Unitholders' distribution	**7.8**	**7.0**	↑	**11%**

***Items include trustee's fees, depreciation (net of MI), unrealised exchange loss and manager's management fees paid in units**



Portfolio Performance

- RevPAU

- Revenue & Gross Profit

Double Digit RevPAU Growth in Singapore and the Philippines



200
150
100
50
0
S$/ day
+ 13 %
135
152
161
156
+ 7 %
120
128
+ 8 %
77
83
+ 25 %
55
69
+ 7 %
115
123
Singapore
China
Vietnam
Indonesia
Philippines
Overall
Q2 2005
Q2 2006

82 - 4507

Singapore


Driven by higher ADR
S$m
%
+ 16 %
+ 32 %
+ 6ppt
5.1
5.5
5.9
2.2
2.6
2.9
43%
47%
49%
7
6
5
4
3
2
1
0
100%
80%
60%
40%
20%
0%
Revenue
Gross Profit
Gross Profit Margin
Actual 2005
Forecast
Actual 2006

82 - 4507

China



• Energy conservation efforts result in utility savings
S$m
10
9
8
7
6
5
4
3
2
1
0
8.2
8.7
8.1
3.6
3.7
3.8
+ 6 %
44%
43%
47%
+ 3 ppt
%
100%
80%
60%
40%
20%
0%
Revenue
Gross Profit
Gross Profit Margin
Actual 2005
Forecast
Actual 2006

82 - 4507

Vietnam



• Driven by higher occupancy
S$m
+ 4 %
+ 3 %
%
6
5
4
3
2
1
0
5.2
5.4
5.4
3.1
3.2
3.2
60%
59%
59%
100%
80%
60%
40%
20%
0%
Revenue
Gross Profit
Gross Profit Margin
Actual 2005
Forecast
Actual 2006

82 - 4507

Indonesia


S$m
+ 2 %
+ 8 %
+ 3 ppt
• Driven by higher ADR
• Lower operating and maintenance costs
%
6
5
4
3
2
1
0
5.6
5.7
5.7
2.4
2.2
2.6
43%
39%
46%
100%
80%
60%
40%
20%
0%
Revenue
Gross Profit
Gross Profit Margin
Actual 2005
Forecast
Actual 2006

The Philippines



• Driven by higher ADR
• Utility savings
S$m
%
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
100%
80%
60%
40%
20%
0%
+ 17 %
+ 25 %
+ 3 ppt
1.2 1.2 1.4
0.4 0.4 0.5
33% 33% 36%
Revenue
Gross Profit
Gross Profit Margin
Actual 2005
Forecast
Actual 2006

82 - 4507

Lower Direct Expenses and Interest Expenses Than Forecast

Direct Expenses and Interest Expenses



Lower staff costs, marketing expenses, and admin & general expenses
20
15
10
5
0
S$m
14.3
13.4
3.1
2.9
Direct Expenses
Interest Expenses
Forecast
Actual

82 - 4507

Balance Sheet



NAV per Unit
$1.31
NAV per Unit
$1.31
S$m
1000
800
600
400
200
0
S$960m
S$960m
S$955m
S$955m
33
927
97%
86
230
91%
64
891
93%
58
254
94%
FY 2005
JUN 2006
ST Liabilities
LT Liabilities
Unitholders' Funds and Minority Interest
Other Assets
Investments

82 - 4507

Distribution Details

Distribution Period

31 March 2006 to 30 June 2006

Distribution Rate

1.71 cents per unit

Book Closure Date

1 August 2006

Distribution Payment Date

28 August 2006



Outlook & Prospects

82 - 4507

Outlook & Prospects

- ART will benefit from positive business and market conditions in Asia
  - Asia expected to be world's fastest growing region
  - Continue to attract FDIs from MNCs
  - Continued strong demand for quality serviced accommodation

For full year 2006, ARTML is confident of delivering the forecast distribution per unit of 6.11 cents (on an annualised basis) for 2006 as disclosed in the Prospectus



Thank You

Q&A Session

82 - 4507

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Jul-2006 19:14:21
Announcement No.	00109

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited - "(1) Acquisition of the entire issued share capital of Smooth Runner Co., Ltd; and (2) Ascott Residence Trust makes its first acquisition, Somerset Olympic Tower, in Tianjin's business district"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement and a news release on the above matters, as attached for information.
Attachments:	ARTannc_SOT_24July2006.pdf ART_Acquisition_of_SOT_Press_Release_24Jul06.pdf Total size = **180K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF SMOOTH RUNNER CO., LTD

1. Introduction

The Board of Directors of Ascott Residence Trust Management Limited , as manager of Ascott Residence Trust ("**ART**", and manager of ART, the "**Manager**"), wishes to announce that DBS Trustee Ltd, as trustee of ART (the "**Purchaser**"), has today entered into a conditional sale and purchase agreement (the "**Sale & Purchase Agreement**") with Realand Pte Ltd ("**Realand**") and Consco (Tianjin) Investment Ltd (**"Consco" , and together with Realand, the "Vendors"**) for the sale and purchase of 100 percent of the issued shares in Smooth Runner Co., Ltd ("SRC") and the assignment to the Purchaser of the existing shareholders' loans owing by Smooth Runner Co., Ltd ("**Acquisition**").

2. Information on Smooth Runner Co., Ltd

SRC is a company incorporated under the laws of Hong Kong with limited liability and as at the date hereof, SRC has an issued and paid up share capital of HK$180,000 divided into 180,000 ordinary shares of HK$1.00 each

SRC in turn owns 90 percent of the registered capital of Tianjin Consco Property Development Co., Ltd ("**Tianjin Consco**"), a Sino-foreign joint venture enterprise established under the laws of the People's Republic of China. Tianjin Consco is the registered owner of the serviced residence portion of Somerset Olympic Tower located at 126 Chengdu Dao, Heping District, Tianjin, People's Republic of China (the "**Serviced Residence-SOT**").

Tianjin Consco also has a 33-year lease of the commercial podium of Somerset Olympic Tower from the registered owner of the commercial podium of Somerset Olympic Tower commencing from 1 July 2006 to 30 June 2039.

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

3. **Acquisition Structure**

Pursuant to the Sale & Purchase Agreement, the Vendors, shall in accordance with the terms of the Sale & Purchase Agreement, procure that SRC enters into equity transfer agreements **("Equity Transfer Agreements")**, to acquire the remaining 10 percent of the registered capital of Tianjin Consco from the minority shareholders of Tianjin Consco, subject to local regulatory approvals being obtained ("**Tianjin Consco Minority Acquisitions**").

4. **Information on Somerset Olympic Tower**

Somerset Olympic Tower is a 30-storey mixed property development comprising 172 serviced residence units, a three-storey retail podium and two basement levels of 87 car park lots. Somerset Olympic Tower has residential land use rights for 70 years expiring on 19 November 2062 for the serviced residence portion and commercial land use rights for 50 years expiring on 9 November 2042, for the commercial podium. It has a site area of approximately 5,997 square metres and a gross floor area ("**GFA**") of approximately 41,325 square metres. The serviced residence portion occupies a GFA of 32,946 square metres whilst the commercial podium has a GFA of 8,379 square metres.

Somerset Olympic Tower is currently managed by Ascott Property Management (Shanghai) Co., Ltd. ("**APMS**") under a property management agreement, which is due to expire in August 2008. APMS is an indirect wholly owned subsidiary of The Ascott Group Limited **("TAGL")**, a substantial unitholder of ART holding about 30 percent[1] of the total issued units of ART.

5. **Valuation of Serviced Residence-Somerset Olympic Tower**

The Serviced Residence- SOT was valued at US$48.00 million (or S$76.80 million) in a valuation report dated 30th June 2006 by HVS International (the "**Valuation Report**") in accordance with the instructions issued by DBS Trustee Ltd as trustee of ART. The Valuation Report was prepared using income capitalisation method.

6. **Principal Terms of the Acquisition**

6.1 **Purchase Consideration**

The purchase consideration for the Acquisition is US$24.31 million (or S$38.90 million) ("**Purchase Consideration**"). This is based on an agreed enterprise value of US$47.25 million (or S$75.60 million) after taking into consideration, the valuation of Serviced Residence-SOT and after deducting the consolidated bank debt (of approximately US$20.90 million or S$33.44 million) and consolidated net current liabilities of SRC as at 31 March 2006. The consolidated bank debt and consolidated net current liabilities of SRC will be adjusted as at completion of the Acquisition.

[1] As at the date of this announcement

An amount of US$0.24 million (or S$0.38 million) paid as exclusivity fee prior to the signing of the Sale & Purchase Agreement shall form part of Purchase Consideration. The balance of the Purchase Consideration shall be payable in cash as follows:

(a) an amount of US$2.05 million (or S$3.28 million) upon the signing of the Sale & Purchase Agreement;

(b) an amount of US$20.65 million (or S$33.04 million) upon completion of the Acquisition;

(c) an amount of US$0.14 million (or S$0.22 million) payable by SRC as a deposit to the minority shareholders of Tianjin Consco upon the signing of the Equity Transfer Agreements; and

(d) an amount of US$1.23 million (or S$1.97 million) payable by SRC to the minority shareholders of Tianjin Consco upon the completion of the Tianjin Consco Minority Acquisitions.

6.2 **Conditions Precedent**

Completion of the Acquisition shall be conditional upon the fulfilment of inter alia, the following conditions precedent:

(a) the Purchaser having received satisfactory documentary evidence that the Equity Transfer Agreement for SRC's acquisition of 6 percent of the registered capital of Tianjin Consco have been executed in accordance with the terms of the Sale & Purchase Agreement;

(b) the Purchaser having obtained the necessary financing for the Acquisition; and

(c) there being no pending or threatened material claims and litigation involving SRC, Tianjin Consco and/or Somerset Olympic Tower.

6.3 **Completion of the Acquisition**

Subject to the fulfilment of the conditions precedent set out in the Sale & Purchase Agreement, the completion of the Acquisition will take place on 10 October 2006 or such other date as the Purchaser and the Vendors may subsequently agree in writing.

Subject to local regulatory approvals being obtained, the completion of the Tianjin Consco Minority Acquisitions by SRC will take place on or before 31 December 2006 or any such date as may be agreed by the Purchaser.

7. **Rationale for the Acquisition**

The Acquisition is in line with ART's principal investment strategy to invest in quality yield accretive serviced residence properties in the Pan-Asian Region.

The Acquisition will widen the geographical diversification of ART's portfolio to eight Asia Pacific cities, including three key cities in the People's Republic of China. In addition, at an annualised property yield of 7.0%[2], the Acquisition is set to strengthen the overall returns and growth of ART's portfolio of properties.

8. Method of Financing and the Financial Effects of the Acquisition

The pro forma financial effects of the Acquisition are purely for illustrative purposes and are neither indicative of the actual financial effects of the Acquisition on the net tangible assets ("**NTA**") and the earnings per unit ("**EPU**") of ART, nor are they indicative of the financial performance of ART for the financial year ending 31 December 2006.

The pro forma financial effects have been prepared based on (i) the assumptions that the Acquisition had been included in ART's portfolio since 1 January 2005 for illustrating the financial effects on the consolidated earnings of ART; and (ii) the pro forma balance sheet of ART as at 31 December 2005 for illustrating the financial effects on the consolidated NTA of ART. Based on ART's unaudited pro forma consolidated financial statements for the year ended 31 December 2005 (as disclosed in the Prospectus dated 6 March 2006), the financial impact to ART's NTA and EPU would not be material.

The Acquisition will not have a material impact on the EPU and the NTA of ART for the current financial year.

The Acquisition will be funded by equity and assumption of existing consolidated bank debt at SRC. Following completion of the Acquisition, ART's gearing would increase from 28.1 percent to 29.7 percent[3].

An acquisition fee of 1.0 percent of the Purchase Consideration ("**Acquisition Fee**") is payable to the Manager in connection with the Acquisition upon completion of the Acquisition.

9. Disclosure Requirements under the Listing Manual

9.1 Chapter 10 of the Listing Manual classifies transactions by ART into (i) non-discloseable transactions; (ii) discloseable transactions; (iii) major transactions; and (iv) very substantial acquisitions or reverse takeovers, depending on the size of the relative figures computed on, inter alia, the following bases:

(a) the net profits attributable to the assets acquired or disposed of, compared with ART's net profits; and

(b) the aggregate value of the consideration given or received, compared with ART's market capitalisation.

---

[2] Annualised forecast property yield for Serviced Residence-SOT for the financial year 2006

[3] Calculated based on ART's proportionate share of indebtedness over ART's proportionate share of deposited property of S$970.80 million post the Acquisition

(a) Net Profits Test

The relative figures that were computed on the basis set out in Rule 1006 (b) of the Listing Manual of the SGX-ST are as set out below:

The net profit before income tax, minority interests and extraordinary items attributable to the Acquisition for the three months ended 30 June 2006 is S$0.40 million and constitutes approximately 6.0 percent of the net profit before income tax, minority interests and extraordinary items of ART amounting to S$6.70 million for the same period based on the latest announced consolidated accounts as at 30 June 2006.

(b) Market Capitalisation Test

The relative figures that were computed on the basis set out in Rule 1006 (c) of the Listing Manual of the SGX-ST are as set out below:

The aggregate consideration of S$38.90 million paid for the Acquisition constitutes approximately 8.0 percent of the market capitalisation of ART of S$485.30 million, based on the weighted average price of ART's units transacted on 21 July 2006, being the last market day preceding the date of this Agreement.

Interests of Directors and Controlling Unitholders

None of the Directors of the Manager has any interest, direct or indirect, in the Acquisition. Save for the Acquisition Fee payable to the Manager as referred to in paragraph 8 above, the Directors are not aware of any controlling unitholders of ART having any direct or indirect interest in the Acquisition and have not received any notification of interest in the Acquisition from any controlling unitholders of ART.

Documents Available for Inspection

A copy of the Sale and Purchase Agreement is available for inspection by ART unitholders from 9:00 a.m. to 5:30 p.m. at the Manager's registered office at 8 Shenton Way, #13-01 Temasek Tower, Singapore 068811, for a period of three (3) months from the date of this Announcement.

By Order of the Board

Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As manager of the Ascott Residence Trust

Doreen Nah
Company Secretary
Singapore, 24 July 2006

***Note** : An exchange rate of US$1 : S$1.60 is used for this announcement.*

Important Notice

The value of units in ART and the income derived from them may fall as well as rise. Units in ART are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in the units in ART is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Investors have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that unitholders may only deal in their units in ART through trading on the SGX-ST. Listing of the units in ART on the SGX-ST does not guarantee a liquid market for the units in ART

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FOR IMMEDIATE RELEASE

ASCOTT
RESIDENCE TRUST

NEWS RELEASE

ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of The Ascott Group

ASCOTT RESIDENCE TRUST MAKES ITS FIRST ACQUISITION, SOMERSET OLYMPIC TOWER, IN TIANJIN'S BUSINESS DISTRICT

Acquisition is yield-accretive to ART at an annualised property yield of 7%

Singapore, 24 July 2006 – Ascott Residence Trust (ART) has entered into a conditional sale and purchase agreement with Realand Pte Ltd (Realand), an affiliate company of GIC Real Estate Pte Ltd, and Consco (Tianjin) Investment Ltd (Consco) to purchase 100 per cent shares in Smooth Runner Co. Ltd (Smooth Runner), the Hong Kong holding company of Somerset Olympic Tower, for an enterprise value of US$47.25 million (S$75.6 million[1]).

The acquisition is yield accretive to ART at an annualised property yield[2] of 7 per cent when compared to the annualised portfolio property yield[2] of 4.7 per cent. The transaction will be funded by equity and assumption of bank debt. More details will be announced at an appropriate time.

Smooth Runner currently owns 90 per cent of Tianjin Consco Property Development Co. Ltd (Tianjin Consco), a sino-foreign joint venture. Tianjin Consco is, in turn, the registered owner of the serviced residence portion of Somerset Olympic Tower and has a long lease for the commercial portion which houses a retail podium and clubhouse.

Upon completion of the acquisition, targeted to be in October 2006, ART will own 90 per cent of the serviced residence portion of Somerset Olympic Tower and assume the lease for the commercial portion. In addition, as part of the agreement, ART will acquire the remaining 10 per cent of Tianjin Consco through Smooth Runner by December 2006, subject to local regulatory approvals being obtained.

Somerset Olympic Tower, a 30-storey mixed development property with 172 serviced residence units and a three-storey retail podium, is currently managed by Ascott Property Management (Shanghai) Co., Ltd, a subsidiary of The Ascott Group Limited.

---

[1] Based on an exchange rate of US$1 = S$1.6.
[2] For the forecast year 2006.

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

Mr Lim Jit Poh, chairman of Ascott Residence Trust Management Limited (ARTML), said, "The acquisition of Somerset Olympic Tower enhances ART's existing portfolio and reinforces our position as a geographically diversified Pan-Asian serviced residence REIT. The investment in Tianjin, which enjoyed actual utilized foreign direct investment of US$3.02 billion, an increase of 32.5%, in the first 11 months of last year, widens the reach of ART's portfolio to eight Asia-Pacific cities and increases the number of ART's serviced apartment units by 8 per cent to over 2,200 units."

Mr Liew Mun Leong, deputy chairman of ARTML, and President and CEO of CapitaLand Group, said, "ART is yet another first REIT pioneered by the CapitaLand Group, this time the first Pan-Asian serviced residence REIT. It has the potential to benefit from the booming Asian hospitality business and increased business travel in the region. ART's first acquisition, Somerset Olympic Tower in Tianjin, is its first from a third party and going forward, the investment strategy is to acquire more serviced residence assets not only from third parties but also from The Ascott Group. With this pipeline of assets, ART will enjoy tremendous growth opportunities."

Mr Chong Kee Hiong, ARTML's CEO, said, "Since the listing of ART in March this year, we have been actively looking for new properties to expand our portfolio. Tianjin, a city officially earmarked by the central government to become the gateway to northern China, will continue to enjoy strong growth in foreign direct investment and business travel into the area. As these developments will boost demand for quality home-style extended stay accommodation, we are confident of the favourable contribution from this investment in Tianjin. Our China portfolio now forms the largest component of ART's 13-property portfolio, with 31 per cent of ART's serviced residence units located in Beijing, Shanghai, and now, Tianjin.

Mr Chong added, "With this acquisition, the value of ART's owned portfolio will increase from S$856 million to S$931 million, bringing us closer to the target of crossing the S$1 billion mark in the next six to 12 months."

Somerset Olympic Tower, Tianjin

In operation since 1998, Somerset Olympic Tower is a 30-storey mixed development property with 172 serviced residence units and a three-storey retail podium. With facilities like a gym, residents' lounge, indoor swimming pool and children's playroom, the property has achieved status as a premium serviced residence in Tianjin and enjoys an occupancy level of about 90 per cent.

Located on Chengdu Road in the Heping District, Somerset Olympic Tower is a short walk away from Tianjin's Central Business District, making it an ideal accommodation for the business traveller. The property is also near the Tianjin Railway Station, with convenient access to and from other cities like Beijing.

The residential and commercial development property enjoys residential land use rights for 70 years, from 20 November 1992 to 19 November 2062 for the serviced residence portion and commercial land use rights for 50 years, from 20 November 1992 to 19 November 2042, for the commercial portion. It has a site area of approximately 5,997 sqm and a gross floor area (GFA) of approximately 41,325 sqm. The serviced residence portion occupies a GFA of 32,946 sqm whilst the commercial podium has a GFA of 8,379 sqm.

Tianjin is the largest coastal city in northern China and the economic centre of Bohai Rim region, which the central government has earmarked as the country's next growth engine. The city is easily accessible with its established airport, seaport, railway and road network.

About Ascott Residence Trust

The Ascott Residence Trust is the first Pan-Asian serviced residence real estate investment trust (REIT) established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used or predominantly used, as serviced residences or rental housing properties in the Pan-Asian Region.

Comprising an initial asset portfolio of over 2,000 units in 12 strategically located serviced residences and rental housing property in Singapore, China, Indonesia, the Philippines and Vietnam, ART currently has an asset size of about S$856 million.

Launched in March 2006, ART is managed by the Ascott Residence Trust Management Limited, a wholly-owned subsidiary of The Ascott Group Limited.

The Ascott Group Limited is a leading international serviced residence company with more than 16,000 serviced residence units in key cities of the Asia-Pacific region, Europe and the Middle East. Ascott boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

For more information about ART, please visit http://www.ascottreit.com.

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com/

For more information, please contact:

Goh Lilian, Director, Investor Relations and Communications
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

Sonia Meyer, Assistant Manager, Investor Relations and Communications
Tel: (65) 6389 9310 Hp: (65) 9724 8748 Email: sonia.meyer@the-ascott.com

Important Notice

The value of units in ART and the income derived from them may fall as well as rise. Units in ART are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in the units in ART is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This press release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Investors have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that unitholders may only deal in their units in ART through trading on the SGX-ST. Listing of the units in ART on the SGX-ST does not guarantee a liquid market for the units in ART.



ASCOTT
RESIDENCE
TRUST

ASCOTT RESIDENCE TRUST

24 July 2006

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Growth Strategies

Asset enhancement

Growth by acquisition

Asset Enhancement

- The Ascott Beijing
  - Reconfigure layout of some of the larger units into smaller one-bedroom units
    - Tap on the higher yielding short and medium term business segments
      - Mainly individual professionals/ executives who stay from 1 to 6 months
    - To commence in fourth quarter 2006



Asset Enhancement

- **Somerset Xu Hui**
  - Clubhouse layout is being reconfigured
    - Additional 15,000 sqf NLA of commercial space will be completed by Q3 2006



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SOMERSET
OLYMPIC TOWER
TIANJIN

Acquisition of Somerset Olympic Tower Tianjin, China


Beijing
Tianjin
Shanghai


SOMERSET
OLYMPIC TOWER
TIANJIN

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Acquisition Highlights

- Conditional S&P agreement for 100% of the serviced residence portion of Somerset Olympic Tower Tianjin at enterprise value of US$47.25 million* (S$75.6 million) signed on 24 July 2006
- The agreement also includes a long lease for the commercial portion which houses a retail podium and clubhouse
- Annualised property yield# of 7 per cent
- To be funded by equity and assumption of bank debt
- Gearing increases from 28.1% to 29.7%



** Based on an exchange rate of US$1 = S$1.60*

 # For the forecast year 2006

Positive Contribution to ART's Pan-Asian Portfolio

- **Yield-accretive**
  - Annualised property yield# of 7% is accretive compared to the annualised portfolio's property yield# of 4.7%
  - Distribution yield exceeds current trading yield of 5.70% as at 21 July 2006
  - Potential for asset enhancement
- **Portfolio geographical diversification**
  - Expands ART's presence to 8 Pan-Asian cities
  - Diversifies China portfolio to 3 cities
  - Expands portfolio size to 13 properties comprising 2,240 apartment units
- **Acquisition increases ART's portfolio value to about S$931 m**



 # For the forecast year 2006

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Geographical Diversification of Portfolio - Gross Profit



Pre-Acquisition
Singapore 24.0%
China 33.9%
Vietnam 22.0%
Philippines 3.5%
Indonesia 16.6%



Post-Acquisition*
Singapore 21.5%
China 41.0%
Vietnam 19.6%
Philippines 3.1%
Indonesia 14.8%

Total Gross Profit# Increases by 12% from S$42.8m to S$48.0m

** Assuming the acquisition took place on 1 January 2006.*
 # For the forecast year 2006

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Diversification Of Gross Profit Within China

Post-Acquisition*


China
41.0%
Singapore
21.5%
Vietnam
19.6%
Philippines
3.1%
Indonesia
14.8%
Total Gross Profit#
= S$48.0m

Post-Acquisition*


Tianjin
26%
Shanghai
11%

Pre-Acquisition


Shanghai
15%

* *Assuming the acquisition took place on 1 January 2006.*

\# *For the forecast year 2006*

Attractions of Tianjin

- One of China's fastest growing and high FDI cities
  - Tianjin's actual utilised FDI for the period January to November 2005 was US$3.02 billion*, an increase of 32.5%
  - Tianjin's average GDP per capita growth in the last 5 years was 14.3%, comparable to Shanghai (12.5%) and Beijing (14.7%)
- Highly accessible - established airport, seaport, railway & road network
- Location of established international companies, e.g. Airbus assembly plant, Otis manufacturing base, Motorola, Toyota and Samsung factories, etc.

The Business Times, 18 May 2006

A presence keenly felt in Tianjin

"Tianjin … is earmarked as China's next growth engine."

"…its economy posted growth of 15.7 per cent last year, much higher than the national average."

The Economist, 22 June 2006

Building the nation

"… turned into a development zone far bigger than either Shanghai's or Shenzhen's."

"The Binhai New Area ... a manufacturing powerhouse for everything from aircraft and cars to microchips and chemicals."

** Source: DTZ Research Tianjin Property Times 4Q 2005*

Somerset Olympic Tower, Tianjin - Property Highlights

Property Description	30-storey mixed development property with 3-storey retail podium, conveniently located in Tianjin's business district and near railway station
Year of Completion	1998
Facilities	Gym, residents' lounge, indoor swimming pool and children's playroom
Title	Residential land use rights for 70 years and commercial land use rights for 50 years, from 20 November 1992
Number of Units	172 serviced residence units
Occupancy	About 90%
Gross Floor Area	Approximately 41,325 sqm, comprising a serviced residence portion with GFA of 32,946 sqm and a commercial podium with a GFA of 8,379 sqm

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Somerset Olympic Tower, Tianjin

Acquisition Highlights

- ☑ Yield-accretive acquisition
- ☑ Located in one of China's fastest growing and high FDI cities
- ☑ Diversification of China portfolio



ART's Pan-Asian Portfolio

Property Value = S$931 million
Total Apartment Units = 2,240
Number of Properties = 13

Somerset Liang Court Property



Somerset Grand Cairnhill



Somerset Grand Hanoi



Somerset Ho Chi Minh City




China
Vietnam
Philippines
Singapore
Indonesia

The Ascott Jakarta



Somerset Grand Citra



Country Woods



The Ascott Beijing and Somerset Grand Fortune Garden



Somerset Olympic Tower



Somerset Xu Hui



Somerset Millennium & Somerset Salcedo



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Thank You

Q&A Session

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Jul-2006 17:47:56
Announcement No.	00073

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, The Ascott Group Limited - "Completion of acquisition of Asia Insurance Building, Hotel Asia and Hotel Asia Private Limited"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott-annc-AcquisitionCompletion-25Jul06.pdf Total size = **19K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg No. 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

COMPLETION OF ACQUISITION OF ASIA INSURANCE BUILDING, HOTEL ASIA AND HOTEL ASIA PRIVATE LIMITED

Further to our announcement dated 4 July 2006 in relation to the acquisitions of:

(i) the property known as "Asia Insurance Building" located at 2 Finlayson Green, Singapore 049247 from The Asia Insurance Company Limited;
(ii) the property known as "Hotel Asia" located at 37 Scotts Road, Singapore 228229 from The Asia Life Assurance Society Limited; and
(iii) 100 percent of the issued share capital of Hotel Asia Private Limited from The Asia Insurance Company Limited, The Asia Life Assurance Society Limited and Asia General Holdings Limited,

the Board of Directors of The Ascott Group Limited (the "Company") is pleased to announce that the said acquisitions were completed today and Hotel Asia Private Limited becomes an indirect wholly owned subsidiary of the Company.

By Order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries
25 July 2006

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Jul-2006 07:22:22
Announcement No.	00010

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "(1) 2006 second quarter unaudited financial statement and distribution announcement; and (2) Unitholders to receive 12% more distributable income for 1H2006 backed by strong demand for quality office space"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited ("CCTML"), has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by CCTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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CAPITACOMMERCIAL TRUST
2006 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

CapitaCommercial Trust

2006 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

CAPITACOMMERCIAL TRUST
2006 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

SUMMARY OF CCT RESULTS
(1 January 2006 to 30 June 2006)

	2Q 2006	1 January 2006 to 30 June 2006		
	Actual S$'000	**Actual** S$'000	**Forecast**[1] S$'000	**Favourable / (Unfavourable)**
Gross Revenue	30,147	59,812	59,593	0.4%
Net Property Income	23,121	44,948	44,547	0.9%
Distributable Income	15,855	31,249	31,164	0.3%
Distribution Per Unit (cents)				
For the period	**1.77¢**	**3.49¢**	**3.48¢**	**0.3%**
Annualised	**7.10¢**	**7.03¢**	**7.01¢**	**0.3%**

Footnotes
(1) The forecast is based on the actual 1Q 2006 results plus management's forecast for the period 1 April 2006 to 30 June 2006. This, together with the forecast for the period 1 July 2006 to 31 December 2006, is the forecast shown in the Unitholders' Circular dated 26 June 2006 ("Unitholders' Circular") for the proposed acquisition of Raffles City and the proposed equity fund raising.

For a meaningful analysis/comparison of the actual results for the period 1 January 2006 to 30 June 2006 against the forecast as stated in the CCT Circular to unitholders dated 26 June 2006, please refer to Section 9 of this Announcement.

DISTRIBUTION & BOOKS CLOSURE DATE

Distribution	From 1 January 2006 to 31 August 2006 (estimated to be the day immediately prior to the date on which new units will be issued pursuant to the proposed equity fund raising exercise to raise funds for the proposed acquisition of Raffles City Singapore)
Distribution Type	i) Taxable income ii) Tax-exempt income
Distribution Rate	Between 4.58 cents to 4.63 cents per unit, and no less than 4.58 cents per unit
Books Closure Date	Expected to be 31 August 2006. An announcement will be made in due course
Payment Date	Expected to be end September 2006

CAPITACOMMERCIAL TRUST
2006 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

INTRODUCTION

CapitaCommercial Trust (CCT) was established under a Trust Deed dated 6 February 2004 entered into between CapitaCommercial Trust Management Limited (as manager of CCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CCT), as amended by a First Supplemental Deed dated 15 July 2005 and a Second Supplemental Deed dated 20 April 2006.

All the units were listed on Singapore Exchange Securities Trading Limited (the "SGX-ST") since the commencement of "when issued" trading in the Units on 11 May 2004. The Units began trading on a "ready" basis on the SGX-ST on 17 May 2004.

CCT acquired and added HSBC Building to its portfolio on 29 April 2005. As at 30 June 2006, CCT's portfolio comprised of 8 properties, namely Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

On 12 April 2006, CCT invested in 100% of the junior bonds worth RM45 million (about S$20 million) issued by Aragorn ABS Berhad, a special purpose vehicle in an asset-backed securitization structure which owns Wisma Technip, a prime office asset in Malaysia. Class D of the junior bonds is an equity tranche, hence, Aragorn ABS Berhad is accounted for as a subsidiary of CCT.

On 18 March 2006, CCT entered into a conditional put and call option agreement with Tincel Properties (Private) Limited to acquire Raffles City. At the same time, CCT entered into a collaboration agreement with CapitaMall Trust ("CMT") to establish a joint ownership vehicle ("RCS Trust") for the purpose of acquiring and holding Raffles City. Under the terms of the joint ownership, CCT and CMT will hold an interest of 60% and 40% respectively in RCS Trust. The acquisition was approved by the unitholders of CCT and CMT at their respective extraordinary general meetings held on 13 July 2006. On 18 July 2006, RCS Trust was constituted and the trustee of RCS Trust entered into the sale and purchase agreement with the vendor and the completion of the acquisition of Raffles City is expected to take place on 1 September 2006.

With effect from 1 July 2005, the distributable income to unitholders has increased to 100% of the taxable income available for distribution to unitholders. Prior to that, the distributable income to unitholders was based on 95% of taxable income.

1(a)(i) **Statement of Total Return & Distribution Statement (2Q 2006 vs 2Q 2005)**
(For a review of the performance, please refer to paragraph 8 on page 15-17)

	Trust and its subsidiary			Trust		
	2Q 2006 S$'000	**2Q 2005** S$'000	**Change** %	**2Q 2006** S$'000	**2Q 2005** S$'000	**Change** %
Statement of Total Return						
Gross rental income	26,957	24,838	8.5	26,117	24,838	5.1
Car park income	2,745	2,489	10.3	2,685	2,489	7.9
Other income	1,400	1,470	(4.8)	1,345	1,470	(8.5)
Gross revenue	**31,102**	**28,797**	**8.0**	**30,147**	**28,797**	**4.7**
Property management fees	(722)	(623)	15.9	(656)	(623)	5.3
Property tax	(1,639)	(1,876)	(12.6)	(1,575)	(1,876)	(16.0)
Other property operating expenses [1]	(4,962)	(4,911)	1.0	(4,795)	(4,911)	(2.4)
Property operating expenses	**(7,323)**	**(7,410)**	**(1.2)**	**(7,026)**	**(7,410)**	**(5.2)**
Net property income	**23,779**	**21,387**	**11.2**	**23,121**	**21,387**	**8.1**
Interest income	217	149	45.6	213	149	43.0
Investment income [2]	-	-	-	306	-	Nm
Gain from re-measurement of derivatives [3]	2,268	-	Nm	2,268	-	Nm
Manager's management fees	(1,592)	(1,390)	14.5	(1,592)	(1,390)	14.5
Trust expenses	(532)	(962)	(44.7)	(524)	(962)	(45.5)
Finance costs	(5,968)	(3,998)	(49.3)	(5,713)	(3,998)	(42.9)
Net income	**18,172**	**15,186**	**19.7**	**18,079**	**15,186**	**19.1**
Revaluation surplus [4]	120,665	-	Nm	120,665	-	Nm
Net surplus on valuation of investments	**120,665**	**-**	**Nm**	**120,665**	**-**	**Nm**
Total return for the period before tax	**138,837**	**15,186**	**814.2**	**138,744**	**15,186**	**813.6**
Income tax	(18) [5]	(151) [6]	88.1	-	(151) [6]	100.0
Total return for the period after tax	**138,819**	**15,035**	**823.3**	**138,744**	**15,035**	**822.8**

Distribution Statement

	Trust and its subsidiary			Trust		
	2Q 2006 S$'000	2Q 2005 S$'000	Change %	2Q 2006 S$'000	2Q 2005 S$'000	Change %
Net income	**18,172**	**15,186**	**19.7**	**18,079**	**15,186**	**19.1**
Net tax adjustments [7]	(2,224)	35	(6,454.3)	(2,224)	35	(6,454.3)
Other adjustment [8]	(93)	-	Nm	-	-	Nm
Taxable income available for distribution to unitholders	**15,855**	**15,221**	**4.2**	**15,855**	**15,221**	**4.2**
Distributable income to unitholders [9]	**15,855**	**14,460**	**9.6**	**15,855**	**14,460**	**9.6**

Footnotes

(1) Included as part of the other property operating expenses are the following:

	Trust and its subsidiary			Trust		
	2Q 2006 S$'000	2Q 2005 S$'000	Change %	2Q 2006 S$'000	2Q 2005 S$'000	Change %
Depreciation and amortization*	67	68	(1.5)	67	68	(1.5)
Allowance for doubtful debts and bad debts written off	-	(2)	100.0	-	(2)	100.0

* Amortization refers to the amortization of tenancy works.

(2) Investment income relates to the net income from the investment in junior bonds of Aragorn ABS Berhad.

(3) Gain from the re-measurement of fair values of interest rate swaps.

(4) This relates to the surplus on revaluation of the investment properties. For details, to refer to the review of performance on page 17 paragraph 8(i).

(5) The income tax provision is based on the relevant tax rates as applicable to the subsidiary.

(6) The income tax provision for 2Q 2005 was based on 5% of taxable income withheld and not distributed to unitholders. With effect from 1 July 2005, there would not be income tax provision as the distributable income to unitholders is based on 100% of the taxable income available for distribution to unitholders.

(7) Included in the net tax adjustments are the following:

	Trust and its subsidiary			Trust		
Non-tax deductible/(chargeable) items :	2Q 2006 S$'000	2Q 2005 S$'000	Change %	2Q 2006 S$'000	2Q 2005 S$'000	Change %
Trustee's fees	69	64	7.8	69	64	7.8
Gain from re-measurement of derivatives	(2,268)	-	Nm	(2,268)	-	Nm
Temporary differences and other adjustments	(25)	(29)	(13.8)	(25)	(29)	(13.8)
Net tax adjustments	(2,224)	35	(6,454.3)	(2,224)	35	(6,454.3)

(8) This relates to the undistributed profit of the subsidiary.

(9) The distributable income to unitholders is based on 95% of the taxable income available for distribution to unitholders for the period 1 January 2005 to 30 June 2005 and 100% of the taxable income available for distribution to unitholders from 1 July 2005.

Nm – not meaningful

1(a)(ii) Statement of Total Return & Distribution Statement (1H 2006 vs 1H 2005)
(For a review of the performance, please refer to paragraph 8 on page 15-17)

	Trust and its subsidiary			Trust		
	1H 2006 S$'000	1H 2005 S$'000	Change %	1H 2006 S$'000	1H 2005 S$'000	Change %
Statement of Total Return						
Gross rental income	52,930	48,712	8.7	52,090	48,712	6.9
Car park income	5,253	4,856	8.2	5,193	4,856	6.9
Other income	2,585	2,670	(3.2)	2,529	2,670	(5.3)
Gross revenue	**60,768**	**56,238**	**8.1**	**59,812**	**56,238**	**6.4**
Property management fees	(1,340)	(1,237)	8.3	(1,274)	(1,237)	3.0
Property tax	(3,757)	(3,908)	(3.9)	(3,693)	(3,908)	(5.5)
Other property operating expenses[1]	(10,065)	(9,841)	2.3	(9,897)	(9,841)	0.6
Property operating expenses	**(15,162)**	**(14,986)**	**1.2**	**(14,864)**	**(14,986)**	**(0.8)**
Net property income	**45,606**	**41,252**	**10.6**	**44,948**	**41,252**	**9.0**
Interest income	579	275	110.5	575	275	109.1
Investment income[2]	-	-	Nm	306	-	Nm
Gain from re-measurement of derivatives[3]	5,194	-	Nm	5,194	-	Nm
Manager's management fees	(3,164)	(2,678)	18.1	(3,164)	(2,678)	18.1
Trust expenses	(1,197)	(2,002)	(40.2)	(1,189)	(2,002)	(40.6)
Finance costs	(10,485)	(7,630)	37.4	(10,230)	(7,630)	34.1
Net income	**36,533**	**29,217**	**25.0**	**36,440**	**29,217**	**24.7**
Revaluation surplus[4]	120,665	-	Nm	120,665	-	Nm
Net surplus on valuation of investments	**120,665**	**-**	**Nm**	**120,665**	**-**	**Nm**
Total return for the period before tax	**157,198**	**29,217**	**438.0**	**157,105**	**29,217**	**437.7**
Income tax	(18)[5]	(292)[6]	(93.8)	-	(292)[6]	100.0
Total return for the period after tax	**157,180**	**28,925**	**443.4**	**157,105**	**28,925**	**443.1**

Distribution Statement

	Trust and its subsidiary			Trust		
	1H 2006 S$'000	1H 2005 S$'000	Change %	1H 2006 S$'000	1H 2005 S$'000	Change %
Net income	**36,533**	**29,217**	**25.0**	**36,440**	**29,217**	**25.0**
Net tax adjustments [7]	(5,191)	43	(12,172)	(5,191)	43	(12,172)
Other adjustment [8]	(93)	-	Nm	-	-	Nm
Taxable income available for distribution to unitholders	**31,249**	**29,260**	**6.8**	**31,249**	**29,260**	**6.8**
Distributable income to unitholders [9]	**31,249**	**27,797**	**12.4**	**31,249**	**27,797**	**12.4**

Footnotes

(1) Included as part of the other property operating expenses are the following:

	Trust and its subsidiary			Trust		
	1H 2006 S$'000	1H 2005 S$'000	Change %	1H 2006 S$'000	1H 2005 S$'000	Change %
Depreciation and amortization*	128	118	8.5	128	118	8.5
Allowance for doubtful debts and bad debts written off	-	(8)	100.0	-	(8)	100.0

* Amortization refers to the amortization of tenancy works.

(2) Investment income relates to the net income from the investment in junior bonds of Aragorn ABS Berhad.

(3) Gain from the re-measurement of fair values of interest rate swaps.

(4) This relates to the surplus on revaluation of the investment properties. For details, to refer to the review of performance on page 17 paragraph 8(i).

(5) The income tax provision is based on the relevant tax rates as applicable to the subsidiary.

(6) The income tax provision for 1H 2005 was based on 5% of taxable income withheld and not distributed to unitholders. With effect from 1 July 2005, there would not be income tax provision as the distributable income to unitholders is based on 100% of the taxable income available for distribution to unitholders.

(7) Included in the net tax adjustments are the following:

	Trust and its subsidiary			Trust		
Non-tax deductible/(chargeable) items :	1H 2006 S$'000	1H 2005 S$'000	Change %	1H 2006 S$'000	1H 2005 S$'000	Change %
Trustee's fees	135	125	8.0	135	125	8.0
Gain from re-measurement of derivatives	(5,194)	-	Nm	(5,194)	-	Nm
Temporary differences and other adjustments	(132)	(82)	61.0	(132)	(82)	61.0
Net tax adjustments	(5,191)	43	(12,172)	(5,191)	43	(12,172)

(8) *This relates to the undistributed profit of the subsidiary.*

(9) The distributable income to unitholders is based on 95% of the taxable income available for distribution to unitholders for the period 1 January 2005 to 30 June 2005 and 100% of the taxable income available for distribution to unitholders from 1 July 2005.

Nm – not meaningful

1(b)(i) Balance Sheet as at 30 June 2006 vs 31 December 2005

	Trust and its subsidiary			Trust		
	June 2006 S$'000	Dec 2005 S$'000	Change %	June 2006 S$'000	Dec 2005 S$'000	Change %
Non-current assets						
Plant and equipment	323	294	9.9	323	294	9.9
Investment properties [1]	2,255,435	2,076,100	8.6	2,205,400	2,076,100	6.2
Investment in subsidiary [2]	-	-	-	19,698	-	Nm
Total non-current assets	**2,255,758**	**2,076,394**	**8.6**	**2,225,421**	**2,076,394**	**7.2**
Current assets						
Trade and other receivables	2,182	1,518	43.7	2,331	1,518	53.6
Derivative asset [3]	6,437	1,244	417.4	6,437	1,244	417.4
Cash and cash equivalents [4]	38,029	64,197	(40.8)	35,891	64,197	(44.1)
Total current assets	**46,648**	**66,959**	**(30.3)**	**44,659**	**66,959**	**(33.3)**
Total assets	**2,302,406**	**2,143,353**	**7.4**	**2,270,080**	**2,143,353**	**5.9**
Current liabilities						
Trade and other payables	21,817	20,794	4.9	20,675	20,794	(0.6)
Short term borrowings	76,000	76,000	-	76,000	76,000	-
Provision for taxation	684	666	2.7	666	666	-
Total current liabilities	**98,501**	**97,460**	**1.1**	**97,341**	**97,460**	**(0.1)**
Non-current liabilities						
Long term borrowings	610,498 [5]	580,042	5.3	580,042	580,042	-
Other non-current liabilities	11,998	9,505	26.2	11,243	9,505	18.3
Total non-current liabilities	**622,496**	**589,547**	**5.6**	**591,285**	**589,547**	**0.3**
Total liabilities	**720,997**	**687,007**	**4.9**	**688,626**	**687,007**	**0.2**
Net assets	**1,581,409**	**1,456,346**	**8.6**	**1,581,454**	**1,456,346**	**8.6**
Represented by:						
Unitholders' funds [6]	**1,581,409**	**1,456,346**	**8.6**	**1,581,454**	**1,456,346**	**8.6**

Footnotes

(1) The increase is due to the investment in junior bonds in Aragorn ABS Berhad and the increase in property value of the existing properties in Singapore.

(2) This relates to the investment in junior bonds in Aragorn ABS Berhad.

(3) This relates to the fair value of the interest rate swaps.

(4) The cash and cash equivalent is lower due to the investment in junior bonds in Aragorn ABS Berhad.

(5) This includes RM70 million (approximately S$30.5 million) of borrowings incurred by Aragorn ABS Berhad.

(6) The increase is mainly due to the revaluation surplus from the increase in property value for the existing properties based on independent valuations dated 1 June 2006.

1(b)(ii) Aggregate amount of borrowings and debt securities

	Trust and its subsidiary			Trust		
	June 2006 S$'000	Dec 2005 S$'000	Change %	June 2006 S$'000	Dec 2005 S$'000	Change %
Secured borrowing						
Amount repayable after one year	610,498	580,042	5.3	580,042	580,042	-
Unsecured borrowing						
Amount repayable in one year or less, or on demand	76,000	76,000	-	76,000	76,000	-
	686,498	656,042	4.6	656,042	656,042	-

Details of any collaterals

As security for the secured long term borrowings of S$580 million, CCT has granted in favour of the lender the following:

(i) a mortgage over the Initial Investment Properties [1];
(ii) an assignment of the insurance policies relating to the Initial Investment Properties;
(iii) an assignment of all the rights, interest and title of CCT in relation to each of the Share Sale and Purchase Agreements and Property Sale and Purchase Agreements;
(iv) an assignment of the agreements relating to the management of the Initial Investment Properties;
(v) an assignment and charge of the rental proceeds and tenancy agreements of units in the Initial Investment Properties; and
(vi) a fixed and floating charge over certain assets of CCT relating to the Initial Investment Properties.

As security for the secured long term borrowings of RM70 million (approximately S$30.5 million), Aragorn has granted in favour of the lender the following:

(i) a fixed legal charge over Wisma Technip;
(ii) debenture over all assets of the Issuer;
(iii) charge/assignment over the Designated Accounts; and
(iv) assignment over the present and future rights, title interest and benefits in and under tenancy agreements and existing contracts and all warranties and guarantees pertaining to the Wisma Technip and the plant and equipment.

As security for the short term borrowings of S$76 million, CCT has granted in favour of the lender the legal assignment of the rental lease agreement of HSBC Building.

Footnote

(1) Initial Investment Properties refer to Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

1(c)(i) Cash flow statement (2Q 2006 vs 2Q 2005)

	Trust and its subsidiary	
	2Q 2006 S$'000	**2Q 2005** S$'000
Operating activities		
Total return for the period before tax	138,837	15,186
Adjustment for		
Interest income	(217)	(149)
Depreciation of plant and equipment	39	38
Amortization of tenancy works	29	30
Amortization of rent incentives	181	121
Allowance for doubtful debts	-	(2)
Gain on disposal of assets	(5)	-
Finance costs	5,968	3,998
Gain from re-measurement of derivatives	(2,268)	-
Revaluation surplus	(120,665)	-
Foreign exchange difference	(120)	-
Operating income before working capital changes	**21,779**	**19,222**
Changes in working capital		
Trade and other receivables	(577)	(6,870)
Trade and other payables	1,405	(1,150)
Security deposits	2,059	571
Cash generated from operations activities	**24,666**	**11,773**
Investing activities		
Interest received	215	149
Purchase of investment property, acquisition charges and subsequent expenditure	(55,189)	(148,972)
Purchase of plant and equipment	(100)	(5)
Cash flows from investing activities	**(55,074)**	**(148,828)**
Financing activities		
Proceeds from issue of new units	-	78,872
Interest bearing borrowings	30,456	76,000
Issue expenses	-	(2,058)
Finance costs paid	(5,527)	(3,723)
Cash flows from financing activities	**24,929**	**149,091**
(Decrease)/increase in cash and cash equivalents	**(5,479)**	**12,036**
Cash and cash equivalents at beginning of period	**43,508**	**43,501**
Cash and cash equivalents at end of period	**38,029**	**55,537**

1(c)(ii) **Cash flow statement (1H 2006 vs 1H 2005)**

	Trust and its subsidiary	
	1H 2006 S$'000	**1H 2005** S$'000
Operating activities		
Total return for the period before tax	157,198	29,217
Adjustment for		
Interest income	(579)	(275)
Depreciation of plant and equipment	71	79
Amortization of tenancy works	58	39
Amortization of rent incentives	362	199
Allowance for doubtful debts	-	(8)
Gain on disposal of assets	(5)	-
Finance costs	10,485	7,630
Gain from re-measurement of derivatives	(5,194)	-
Revaluation surplus	(120,665)	-
Foreign exchange difference	(120)	-
Operating income before working capital changes	**41,611**	**36,881**
Changes in working capital		
Trade and other receivables	(1,077)	(7,503)
Trade and other payables	1,116	1,124
Security deposits	1,825	1,560
Cash generated from operations activities	**43,475**	**32,062**
Investing activities		
Interest received	577	295
Purchase of investment property, acquisition charges and subsequent expenditure	(58,670)	(149,038)
Purchase of plant and equipment	(100)	(14)
Cash flows from investing activities	**(58,193)**	**(148,757)**
Financing activities		
Proceeds from issue of new units	-	78,872
Interest bearing borrowings	30,456	76,000
Issue expenses	-	(2,058)
Distribution to unitholders	(31,997)	(33,481)
Finance costs paid	(9,909)	(7,355)
Cash flows from financing activities	**(11,450)**	**111,978**
Decrease in cash and cash equivalents	**(26,168)**	**(4,717)**
Cash and cash equivalents at beginning of period	**64,197**	**60,254**
Cash and cash equivalents at end of period	**38,029**	**55,537**

1(d)(i) Statement of changes in unitholders' funds (2Q 2006 vs 2Q 2005)

	Trust and its subsidiary		Trust	
	2Q 2006 S$'000	2Q 2005 S$'000	2Q 2006 S$'000	2Q 2005 S$'000
Balance as at beginning of period	**1,442,710**	**1,354,056**	**1,442,710**	**1,354,056**
Operations				
Net increase in net assets resulting from operations	138,819	15,035	138,744	15,035
Unitholders' transactions				
Creation of new units	-	78,872	-	78,872
Issue expenses	-	(2,058)	-	(2,058)
Translation reserve	(120)	-	-	-
Net (decrease) / increase in net assets resulting from unitholders' transactions	**(120)**	**76,814**	**-**	**76,814**
Total (decrease) / increase in net assets	**138,699**	**91,849**	**138,744**	**91,849**
Balance as at end of period	**1,581,409**	**1,445,905**	**1,581,454**	**1,445,905**

1(d)(ii) Statement of changes in unitholders' funds (1H 2006 vs 1H 2005)

	Trust and its subsidiary		Trust	
	1H 2006 S$'000	1H 2005 S$'000	1H 2006 S$'000	1H 2005 S$'000
Balance as at beginning of period	**1,456,346**	**1,373,647**	**1,456,346**	**1,373,647**
Operations				
Net increase in net assets resulting from operations	157,180	28,925	157,105	28,925
Unitholders' transactions				
Creation of new units	-	78,872	-	78,872
Issue expenses	-	(2,058)	-	(2,058)
Translation reserve	(120)	-	-	
Distribution to unitholders	(31,997)	(33,481)	(31,997)	(33,481)
Net (decrease) / increase in net assets resulting from unitholders' transactions	**(32,117)**	**43,333**	**(31,997)**	**43,333**
Total (decrease) / increase in net assets	**125,063**	**72,258**	**125,108**	**72,258**
Balance as at end of period	**1,581,409**	**1,445,905**	**1,581,454**	**1,445,905**

1(e)(i) Details of any change in the units (2Q 2006 vs 2Q 2005)

	Trust	
	2Q 2006 Units	2Q 2005 Units
Balance as at beginning of period	**896,270,700**	**839,116,700**
Issue of new units:		
- part settlement for the purchase of HSBC Building	-	57,154,000
Balance as at end of period	**896,270,700**	**896,270,700**

1(e)(ii) Details of any change in the units (1H 2006 vs 1H 2005)

	Trust	
	2Q 2006 Units	2Q 2005 Units
Balance as at beginning of period	**896,270,700**	**839,116,700**
Issue of new units:		
- part settlement for the purchase of HSBC Building	-	57,154,000
Balance as at end of period	**896,270,700**	**896,270,700**

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. The Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the year ended 31 December 2005.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Nil.

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation.

In computing the DPU, the number of units as at the end of each period is used for the computation.

	Trust and its subsidiary		Trust	
	2Q 2006 S$'000	**2Q 2005** S$'000	**2Q 2006** S$'000	**2Q 2005** S$'000
Number of units on issue at end of period	896,270,700	896,270,700	896,270,700	896,270,700
Weighted average number of units for the period	896,270,700	878,684,854	896,270,700	878,684,854
Earnings per unit (EPU)				
Based on the weighted average number of units for the period	2.03¢	1.71¢	2.02¢	1.71¢
Based on fully diluted basis	2.03¢	1.71¢	2.02¢	1.71¢
Distribution per unit (DPU)				
Based on the number of units for the period	1.77¢	1.65¢	1.77¢	1.65¢

	Trust and its subsidiary		Trust	
	1H 2006 S$'000	**1H 2005** S$'000	**1H 2006** S$'000	**1H 2005** S$'000
Number of units on issue at end of period	896,270,700	896,270,700	896,270,700	896,270,700
Weighted average number of units for the period	896,270,700	859,010,081	896,270,700	859,010,081
Earnings per unit (EPU)				
Based on the weighted average number of units for the period	4.08¢	3.37¢	4.07¢	3.37¢
Based on fully diluted basis	4.08¢	3.37¢	4.07¢	3.37¢
Distribution per unit (DPU)				
Based on the number of units as at end of period	3.49¢	3.24¢	3.49¢	3.24¢

The diluted EPU is the same as the basic EPU as there are no significant dilutive instruments in issue during the period.

7 Net asset value ("NAV") backing per unit based on issued units at the end of the period

	Trust & its subsidiary	
	30 Jun 2006	31 Dec 2005
NAV per unit	S$1.76	S$1.62
Adjusted NAV per unit (excluding the distributable income to unitholders)	S$1.73	S$1.59

	Trust	
	30 Jun 2006	31 Dec 2005
NAV per unit	S$1.76	S$1.62
Adjusted NAV per unit (excluding the distributable income to unitholders)	S$1.73	S$1.59

8 Review of the performance

	Trust & its subsidiary			
	2Q 2006 S$'000	2Q 2005 S$'000	1H 2006 S$'000	1H 2005 S$'000
8(i) **Statement of Total Return**				
Gross revenue	31,102	28,797	60,768	56,238
Property operating expenses	(7,323)	(7,410)	(15,162)	(14,986)
Net property income	23,779	21,387	45,606	41,252
Other income	217	149	579	275
Gain from re-measurement of derivatives	2,268	-	5,194	-
Manager's management fees	(1,592)	(1,390)	(3,164)	(2,678)
Trust expense	(532)	(962)	(1,197)	(2,002)
Finance costs	(5,968)	(3,998)	(10,485)	(7,630)
Net income	**18,172**	**15,186**	**36,533**	**29,217**
Revaluation surplus	120,665	-	120,665	-
Total return for the period before income tax	**138,837**	**15,186**	**157,198**	**29,217**
Income tax	(18)	(151)	(18)	(292)
Total return for the period after income tax	**138,819**	**15,035**	**157,180**	**28,925**

	Trust & its subsidiary			
	2Q 2006 S$'000	**2Q 2005** S$'000	**1H 2006** S$'000	**1H 2005** S$'000
Distribution Statement				
Net income	18,172	15,186	36,533	29,217
Net tax adjustments	(2,224)	35	(5,191)	43
Adjustment	(93)	-	(93)	-
Taxable income available for distribution to unitholders	15,855	15,221	31,249	29,260
Distributable income to unitholders	**15,855**	**14,460**	**31,249**	**27,797**
Earnings per unit (cents)	2.03¢	1.71¢	4.08¢	3.37¢
Distribution per unit (cents)	1.77¢	1.65¢	3.49¢	3.24¢

Review of performance 2Q 2006 vs 2Q 2005

Gross revenue for 2Q 2006 is higher than 2Q 2005 by S$2.3 million or 8.0%. This is mainly due to the consolidation of gross revenue of approximately S$1 million from Aragorn ABS Berhad (subscription of 100% of the junior bonds was made in April 2006) and higher car park income from the Singapore properties. This is partially offset by lower income from the retail space at Market Street Car Park due to the commencement of the asset enhancement work in November 2005.

Property operating expenses are lower in 2Q 2006 by S$0.1 million or 1.2% due to lower property tax and lower cyclical works carried out in this quarter. This is partially offset by higher utility costs incurred and this is expected to increase further due to the higher electricity tariff.

Interest income is higher in 2Q 2006 by S$0.1 million or 45.6% due to higher deposit rates. Trust expenses are lower in 2Q 2006 by S$0.4 million or 44.7% due to lower professional fees and unitholders' expenses.

Finance costs are higher in 2Q 2006 by $2.0 million or 49.3% due to additional borrowings of RM70 million incurred to part finance the acquisition of Wisma Technip in April 2006 and higher interest costs due to the S$250.3 million term loan which reverted to floating rate in March 2006. Interest rate swap contracts for S$390 million have been put in place to fix the interest costs for periods of between 5 to 7 years, thus extending the weighted average term to expiry from 4.1 years as at 31 March 2006 to 4.8 years as at 30 June 2006. This would result in an average all-in interest rate of 3.5% for CCT at the trust level.

Gain from the re-measurement of derivatives relates to the fair value of the interest rate swaps.

Review of performance 1H 2006 vs 1H 2005

Gross revenue for 1H 2006 is higher than 1H 2005 by S$4.5 million or 8.1%. This is mainly due to the additional revenue derived from the acquisition of HSBC Building (which was completed in April 2005) and the consolidation of the revenue from Aragorn ABS Berhad

(subscription of the junior bonds was made in April 2006) and higher car park income. This is partially offset by lower income from the retail space at Market Street Car Park due to the commencement of asset enhancement work in November 2005.

Property operating expenses are higher in 1H 2006 by S$0.2 million or 1.2% due to the consolidation of Aragorn ABS Berhad and higher utility costs incurred. This is partially offset by lower marketing fees. Utility cost is expected to increase further due to higher electricity tariffs.

Interest income is higher in 1H 2006 by S$0.3 million or 110.5% due to higher cash on hand and higher deposit rates. Trust expenses are lower in 1H 2006 by S$0.8 million or 40.2% due to lower professional fees and unitholders' expenses.

Finance costs are higher in 1H 2006 by $2.9 million or 37.4% due to additional borrowings of S$76 million incurred to part finance the acquisition of HSBC Building in April 2005 and higher interest costs due to the S$250.3 million term loan which reverted to floating rate in March 2006.

Revaluation surplus

The revaluation surplus has no impact on the taxable income or distributable income to unitholders.

In accordance with the Code on Collective Investment Schemes issued by the Monetary Authority of Singapore, where the CCT Manager proposed to carry out an equity fund raising exercise, a valuation of all the real estate assets of CCT is required, unless such assets have been valued not more than six months ago (based on the date of the last valuation report). In relation to the proposed fund raising exercise for the acquisition of Raffles City, valuations of the CCT properties as of 1 June 2006 were procured because the date of the last valuation of the real estate assets of CCT is 1 December 2005.

Valuations of the CCT portfolio were conducted by CB Richard Ellis on 1 June 2006 using the Investment Method, Discounted Cash Flow Analysis and Direct Comparison Approach.

CCT's portfolio is valued at S$2,202.0 million as at 1 June 2006. The book value prior to revaluation is S$2,081.3 million. This gives rise to a revaluation surplus of S$120.7 million which is charged to the Statement of Total Return. As the revaluation surplus is a non-tax chargeable item, it has no impact on the taxable income or distribution to unitholders.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

9(i) Statement of Total Return (Actual vs Forecast)

	Trust 1 January 2006 to 30 June 2006		
	Actual S$'000	**Forecast** [1] S$'000	**Change** %
Gross rental income	52,090	52,095	-
Car park income	5,193	5,078	2.3
Other income	2,529	2,420	4.5
Gross revenue	**59,812**	**59,593**	**0.4**
Property management fees	(1,274)	(1,261)	1.0
Property tax	(3,693)	(3,820)	(3.3)
Other property operating expenses	(9,897)	(9,965)	(0.7)
Property operating expenses	**(14,864)**	**(15,046)**	**(1.2)**
Net property income	**44,948**	**44,547**	**0.9**
Interest income	575	535	7.5
Investment income	306	308	(0.6)
Gain from measurement of derivatives	5,194	-	Nm
Manager's management fees	(3,164)	(3,007)	5.2
Trust expenses	(1,189)	(1,058)	12.4
Borrowing costs	(10,230)	(10,229)	-
Net income	**36,440**	**31,096**	**17.2**
Net tax adjustments	(5,191)	68	(7,733.8)
Taxable income available for distribution to unitholders	**31,249**	**31,164**	**0.3**
Distributable Income to unitholders	**31,249**	**31,164**	**0.3**
Distribution per unit (in cents)			
For the period	**3.49¢**	**3.48¢**	**0.3**
Annualised	**7.03¢**	**7.01¢**	**0.3**

Footnote

(1) The forecast is based on the actual 1Q 2006 results plus management's forecast for the period 1 April 2006 to 30 June 2006. This, together with the forecast for the period 1 July 2006 to 31 December 2006, is the forecast shown in the Unitholders' Circular dated 26 June 2006 for the proposed acquisition of Raffles City and the proposed equity fund raising.

9(ii) Breakdown of total gross revenue (by property)

	Actual 1 Jan 2006 to 30 Jun 2006 S$'000	Forecast[1] 1 Jan 2006 to 30 Jun 2006 S$'000	Change %
Capital Tower	21,424	21,365	0.3
6 Battery Road	15,753	15,737	0.1
HSBC Building	4,146	4,146	-
Starhub Centre	6,403	6,377	0.4
Robinson Point	3,089	3,077	0.4
Bugis Village	4,097	4,090	0.2
Golden Shoe Car Park	3,799	3,714	2.3
Market Street Car Park	1,101	1,087	1.3
Total gross revenue	**59,812**	**59,593**	**0.4**

Footnote

(1) The forecast is based on the actual 1Q 2006 results plus management's forecast for the period 1 April 2006 to 30 June 2006. This, together with the forecast for the period 1 July 2006 to 31 December 2006, is the forecast shown in the Unitholders' Circular dated 26 June 2006 for the proposed acquisition of Raffles City and the proposed equity fund raising.

9(iii) Breakdown of net property income (by property)

	Actual 1 Jan 2006 to 30 Jun 2006 S$'000	Forecast[1] 1 Jan to 30 Jun 2006 S$'000	Change %
Capital Tower	15,079	15,172	(0.6)
6 Battery Road	11,631	11,449	1.6
HSBC Building	4,088	4,088	-
Starhub Centre	5,215	5,162	1.0
Robinson Point	2,185	2,122	3.0
Bugis Village	3,244	3,236	0.2
Golden Shoe Car Park	2,783	2,644	5.3
Market Street Car Park	723	674	7.3
Total net property income	**44,948**	**44,547**	**0.9**

Footnote

(1) The forecast is based on the actual 1Q 2006 results plus management's forecast for the period 1 April 2006 to 30 June 2006. This, together with the forecast for the period 1 July 2006 to 31 December 2006, is the forecast shown in the Unitholders' Circular dated 26 June 2006 for the proposed acquisition of Raffles City and the proposed equity fund raising.

Review of the performance

Gross revenue is slightly above the forecast by S$0.2 million or 0.4% due mainly to the increased contribution from car park revenue and tenant recoveries. Actual property operating expenses are slightly lower than forecast by S$0.2 million or 1.2% due to lower property tax and marketing expenses.

Trust expenses are higher by S$0.1 million or 12.4% due to higher general and administrative expenses and unitholders' expenses.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may effect the group in the next reporting period and the next 12 months

The Singapore economy registered a moderation of growth in the second quarter of 2006. Advance estimates by the Ministry of Trade and Industry showed that real GDP rose by 7.5% in the quarter compared to the same period in 2005. On a quarter-to-quarter seasonally adjusted annualised basis, real GDP grew by 1.1%, easing from the 7.0% expansion in the preceding quarter. Economists still believe that Singapore is on track to achieve, if not, beat the upper end of the Government's 5-7% full-year growth forecast.

URA reported island-wide office occupancy rate was 88.0% as at end March 2006, compared to 85.0% a year ago. The office property market continued to strengthen in the second quarter of 2006. The overall occupancy improvement was led by strong leasing momentum in both prime and Grade A office buildings. Demand was mainly fuelled by financial institutions with expansion plans. According to a report by CB Richard Ellis ("CBRE"), strong demand for office space has filtered down to office demand in the suburban areas such as Tampines, Jurong East, Thomson and Novena. It is becoming increasingly difficult to look for good quality office space whether inside or outside CBD. This bodes well for CCT as its portfolio consists largely of prime office properties.

The tightening supply of office space and improving demand have placed landlords in a better negotiating position to increase rental rates. As reported by CBRE, average prime rents as at end June 2006 rose to S$6.00 psf per month, reflecting a 7.1% quarter-on-quarter increase from S$5.60 psf per month in the previous quarter. In view of the current positive market condition, CBRE has revised their previous year-end projections of S$6.50 psf per month and S$7.20 psf per month for prime office rents and Grade A office rents to S$7.00 psf per month and S$8.00 psf per month respectively by end 2006.

Outlook for 2006

The manager of CCT is optimistic to deliver the 2006 forecast distribution of 6.83 cents per unit (for the existing portfolio) as stated in the Circular dated 26 June 2006, barring any unforeseen circumstances.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution	Distribution for the period from 1 January 2006 to 31 August 2006 (expected to be the day immediately prior to the date on which new units will be issued pursuant to the proposed equity funds raising exercise to raise funds for the proposed acquisition of Raffles City (see the Unitholders' Circular dated 26 June 2006) issued in connection with the Extraordinary General Meeting held on 13 July 2006).
Distribution type	i) Taxable income ii) Tax-exempt income
Distribution rate	Between 4.58 cents to 4.63 cents per unit, and no less than 4.58 cents per unit. The actual distribution will be confirmed in due course.
Par value of units	Not meaningful
Tax rate	<u>Taxable income distribution</u> Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 20%. <u>Tax-exempt income distribution</u> Tax-exempt income distribution is exempt from tax in the hands of all unitholders. Tax-exempt income relates to the net income from the investment in junior bonds of Aragorn ABS Berhad.
Books closure date	Expected to be 31 August 2006. An announcement will be made in due course.
Date payable	Expected to be end September 2006
Remarks	Please see the Unitholders' Circular for further details about the distribution, including the rationale for it being in respect of the period from 1 January 2006 to the day immediately prior to the date on which new units will be issued pursuant to the equity fund raising instead of the original scheduled period from 1 January 2006 to 30 June 2006.

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial periods? Yes.

Name of distribution	Distribution for 1 January 2005 to 30 June 2005
Distribution type	Taxable income
Distribution rate	CapitaComm: 3.24 cents per unit (representing period from 1 January 2005 to 30 June 2005) CapitaComm A: 1.09 cents per unit (representing period from 29 April 2005 to 30 June 2005
Par value of units	Not meaningful
Tax rate	Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 20%.
Books closure date	1 August 2005
Date payable	29 August 2005

The CapitaComm A stock counter was merged with the main stock counter, CapitaComm, once units under both stock counters commenced trading on an "ex" basis on 28 July 2005.

12 If no distribution has been declared/recommended, a statement to that effect

NA

CAPITACOMMERCIAL TRUST
2006 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As Manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
26 July 2006

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CapitaCommercial Trust

NEWS RELEASE

For Immediate Release
26 July 2006

Unitholders to receive 12%[1] more distributable income for 1H2006 backed by strong demand for quality office space

CCT accorded "A3" Rating by Moody's
New target asset size of S$5-S$6 billion by 2009

Singapore, 26 July 2006 – CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust ("CCT"), is pleased to announce a distributable income of S$31.2 million to unitholders of CCT ("Unitholders") for the period from 1 January 2006 to 30 June 2006 ("First Half 2006"). This is a 12% increase over the S$27.8 million reported for the corresponding period in 2005 ("First Half 2005"). Part of the increase is the change in CCT's distribution policy from 95% to 100% of taxable income. Distribution per unit ("DPU") for First Half 2006 was 3.49 cents (7.03 cents on an annualised basis), which was 8% higher than the DPU for First Half 2005 of 3.24 cents (6.53 cents on an annualised basis). Given the First Half 2006 DPU, the annualised distribution yield of units in CCT ("Units") is 3.8%, based on the closing price of S$1.83 on 25 July 2006.

CCT's policy is to distribute its distributable income on a semi-annual basis to Unitholders. The upcoming distribution was originally scheduled to take place in respect of CCT's distributable income for the period 1 January 2006 to 30 June 2006 (the "Scheduled Distribution"). However, in conjunction with the equity fund raising exercise for the acquisition of Raffles City, CCTML intends to declare, in lieu of the Scheduled Distribution, a distribution of CCT's distributable income for the period from 1 January 2006 to the day immediately prior to the date on which new Units are issued under the equity fund raising (the "Cumulative Distribution"). The subsequent distribution of CCT's distributable income will be from the day the new Units are issued pursuant to the equity fund raising to 31 December 2006. Thereafter, semi-annual distributions will resume in accordance to its distribution policy.

[1] Annualised DPU for the period from 1 January 2006 to 30 June 2006 versus the annualised DPU for the period from 1 January 2005 to 30 June 2005.

The completion of the acquisition of Raffles City will be on 1 September 2006 and CCTML expects the equity fund raising for the acquisition of Raffles City to be completed by end August 2006. CCTML currently expects the DPU under the Cumulative Distribution to be between 4.58 cents and 4.63 cents, and no less than 4.58 cents[2].

Summary of CCT Results
(First Half 2006)

	2Q 2006	1H 2006		
	Actual (S$'000)	Actual (S$'000)	Forecast (S$'000)	Variance %
Gross Revenue	30,147	59,812	59,593	0.4
Net Property Income	23,121	44,948	44,547	0.9
Distributable Income	15,855	31,249	31,164	0.3
Distribution Per Unit				
For the period	1.77¢	3.49¢	3.48¢	0.3
Annualised	7.10¢	7.03¢	7.01¢	0.3
Distribution Yield				
- S$1.66 per unit (closing price on 30 June 06)	4.3%	4.2%	4.2%	-
- S$1.83 per unit (closing price on 25 July 06)	3.9%	3.8%	3.8%	-

CCT's gross revenue for First Half 2006 was S$59.8 million, an increase of S$3.6 million or 6% over First Half 2005. Rental rates committed for renewals and new leases for CCT's properties in Singapore's central business district ("CBD") are above the respective micro-market average rents for the quarter ended 30 June 2006. Tenant retention for the CCT portfolio continues to be strong at 87% as at 30 June 2006 and the committed occupancy for the portfolio stands close to 100%[3] as at 30 June 2006.

CCT Accorded "A3" Rating by Moody's Investor Service ("Moody's")

Moody's has for the first time accorded a family corporate rating of "A3" to CCT with a stable rating outlook. In accordance with Moody's global rating methodology for REITs and other commercial property firms (please refer to Moody's report entitled "Rating Methodology: REITs and Other Commercial Property Firms", published in January 2006), CCT's leading market position, strong franchise in the office segment as well as the high quality of its assets provide stable cash flow, and its overall performance falls within the

---

[2] The actual DPU will be announced on or about 22 September 2006, after the management accounts of CCT for the relevant period have been finalised.

[3] Excludes the retail space in two properties - the Market Street Car Park and Golden Shoe Car Park – which are currently undergoing enhancement works.

single "A" rating profile. The quality tenant base and a spread-out lease expiry profile have mitigated a moderate level of asset and tenant concentration. Its sound management and strong access to the capital markets offset its weak liquidity profile and financial flexibility. In addition, CCT's close relationship with CapitaLand Limited allows it to leverage on the latter's asset and financial management expertise, brand name and extensive network for expansion, thereby supporting the "A3" rating. (Please refer to Moody's Press Release dated 26 July 2006 for more details).

Sum Soon Lim, Chairman of CCTML, said, "CCT is pleased to deliver a positive set of results for its Unitholders. Since listing in May 2004, CCT's DPU has grown by 24% and this can be attributed to the pro-active leasing, innovative asset enhancements and accretive acquisition strategies employed. With the impending completion of the acquisition of Raffles City later in this quarter, the asset size of CCT would have grown by 77% in just about two years. The overwhelming support given at our EGM earlier this month for the acquisition of Raffles City has given a strong mandate to the management. Moody's endorsement by way of an "A3" rating to CCT is another strong testament to the premier quality of CCT's portfolio and strategy. Going forward, we will continue to actively pursue opportunities in Singapore and abroad, to achieve our asset growth target of between S$5 billion to S$6 billion by 2009 and deliver higher and sustainable returns to our Unitholders."

David Tan, CEO of CCTML, said, "With the strengthening office property market, underpinned by firm demand resultant from robust economic growth and limited supply of premium office space, CCT will continue to benefit from the quality office assets in its portfolio. In the last quarter, leases signed are higher than the market average in the respective CBD micro-markets. All of our new committed leases also show positive rental reversions. Asset enhancement work at the Market Street Car Park and Golden Shoe Car Park are proceeding well and should contribute to CCT's revenue going forward. With the addition of Raffles City to CCT's portfolio by the third quarter of 2006, CCT will further strengthen its foothold in Singapore's downtown core. Finally, given our synergistic partnership with CapitaMall Trust, we should see further contributions from the Raffles City acquisition."

Market Street Car Park and Golden Shoe Car Park – Higher Rental Rates Achieved

Asset enhancement work on the retail space at Market Street Car Park commenced in November 2005 and is expected to complete by September 2006. To-date, 74% of the retail space has been pre-leased at an average rental rate of S$12.00 per sq ft per month, 38% higher than the average rent before the start of the asset enhancement work.

Golden Shoe Car Park's asset enhancement work started in March 2006 and is being carried out in stages. About 83% of retail space has been pre-leased at an average rental rate of S$13.50 per sq ft per month, 22% higher than the average rent before the start of the asset enhancement work.

The new retail space will increase human traffic and enhance the use of the two car parks. Established operators like Coffee Club and Killiney Kopitiam will act as meeting points for the office crowd, while shops such as 7-Eleven, Guardian Pharmacy and Times Bookshop provide convenience services.

Singapore – Raffles City Acquisition

At an extraordinary general meeting held on 13 July 2006, Unitholders overwhelmingly approved all resolutions including those relating to the joint acquisition of Raffles City together with CapitaMall Trust and the issue of new Units to part finance the acquisition. Accordingly, RCS Trust, the special purpose vehicle which is used to hold Raffles City was constituted on 18 July 2006. RCS Trust is 60% owned by CCT and 40% owned by CapitaMall Trust. RCS Trust has signed the Sale and Purchase Agreement in connection with the acquisition with Tincel Properties (Private) Limited on 18 July 2006 and the completion date is 1 September 2006.

CCT will commence in August 2006 its equity fund raising exercise (including a preferential offering) to raise the proceeds to complete the acquisition of Raffles City. CCT, has today, also announced the books closure date of 11 August 2006 for the purpose of determining the entitlement to the provisional allocation of Singapore Registered Unitholders' under the proposed preferential offering.

Singapore Office Market Outlook

Advance estimates by Singapore's Ministry of Trade and Industry showed that real gross domestic product ("GDP") rose by 7.5% in the second quarter of 2006 compared to the

same period last year. URA reported that islandwide office occupancy rate was 88.0% as at end-March 2006, compared to 85.0% a year ago. According to CB Richard Ellis (Pte) Ltd's Q2 2006 MarketView, prime office rents as at end-June 2006 reached S$6.00 psf per month, up from S$5.60 psf per month in the previous quarter. In view of the current positive market condition, CB Richard Ellis has revised their previous year end projections of S$6.50 psf per month and S$7.20 psf per month for prime office rents and Grade A office rents to S$7.00 psf per month and S$8.00 psf per month respectively by end-2006.

Kuala Lumpur Office Market Outlook

The prime office market in Kuala Lumpur, Malaysia is still performing well. Prime Grade A rents continued to move up according to Colliers International Regional Research May 2006 Quarterly Update. The average office rental increased 2% quarter on quarter to RM5.04 per sq ft per month as at the end of 1Q 2006. With buoyant demand for prime office space, office rentals are predicted to rise 5% to RM5.30 per sq ft per month over the next 12 months.

About CapitaCommercial Trust (www.cct.com.sg)

CCT is Singapore's first commercial property trust with a market capitalisation of S$1.6 billion based on the closing price of S$1.83 per unit on 25 July 2006. It aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$2.2 billion portfolio of eight prime properties in Singapore and an office asset in Kuala Lumpur, Malaysia. The properties are Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park in Singapore, and Wisma Technip in Malaysia.

CCT is managed by an external manager, CCTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Issued by :

CapitaCommercial Trust Management Limited (Company registration no. 200309059W)

Media Contact	Analyst & Investor Contact
Julie Ong DID: (65) 6823 3541; Mobile: (65) 97340122 Email: julie.ong@capitaland.com.sg	Ho Mei Peng DID: (65) 6826 5586 Email: ho.meipeng@capitaland.com.sg

Important Notice

This release may contain forward-looking statements that involve, assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of occupancy or property rental income, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem or purchase their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaCommercial Trust



1H 2006 Financial Results

26 July 2006

CapitaCommercial Trust

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Important Notice

This presentation is focused on comparing actual results versus forecasts stated in the CCT Circular to Unitholders dated 26 June 2006. This shall be read in conjunction with paragraph 9 of CCT's 2006 Second Quarter Unaudited Financial Statement and Distribution Announcement.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitations) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of occupancy or property rental income, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request the Manager to redeem or purchase their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This presentation is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units. The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaCommercial Trust

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Welcome

- 1H 2006 Financial Results
  - 2-Year Report Card (Since Listing)
  - Financial Results
  - Portfolio Update
- Singapore Office Market On Uptrend
- Market Street Car Park & Golden Shoe Car Park Updates
- Raffles City Acquisition
- CCT Tomorrow

CapitaCommercial Trust

2-Year Report Card (Since Listing)

Total Return[1]	⇧	97%
DPU Growth[2]	⇧	24%
Asset Size Growth[3]	⇧	77%

Notes:
1. Total return is calculated based on CCT's unit price appreciation (comparing CCT's closing price of S$1.83 per unit on 24 July 2006 against the first day trading opening price of S$1.00 per unit) and distribution payout up to 30 June 2006
2. Calculated based on the annualised DPU for the First Half 2006 of 7.03 cents per unit against the forecast of 5.68 cents as stated in CCT's Introductory Document dated 16 March 2004
3. Inclusive of CCT's 60% interest in Raffles City which was approved by CCT unitholders on 13 July 2006

CapitaCommercial Trust

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Financial Results

CapitaCommercial Trust

Financial Results (1H 2006)

Distribution Per Unit of 3.49¢ Exceeds Forecast by 0.3%

	1H 2006		
	Actual S$'000	Forecast[1] S$'000	Var. %
Gross Revenue	59,812	59,593	0.4%
Net Property Income	44,948	44,547	0.9%
Distributable Income	31,249	31,164	0.3%
Distribution Per Unit (¢)	**3.49¢**	3.48¢	0.3%
Annualised DPU (¢)	7.03¢	7.01¢	0.3%
Distribution Yield (%)[2]	4.23%	4.22%	0.3%

Notes:

1. Based on forecast, together with the accompanying assumptions, as stated in the Circular dated 26 June 2006 for the proposed acquisition of Raffles City and the proposed Equity Fund Raising
2. Based on CCT unit closing price of S$1.66 as at 30 June 2006

CapitaCommercial Trust

Strong DPU Growth



Past Performance
Forecast and Projection4
cents
8.00
7.50
7.00
6.50
6.00
5.50
5.00
24% Growth
(Listing - June 2006)
5.68
6.32
6.81
7.03
7.34
7.56
IPO Forecast1
15 May 2004 to 31 Dec 20042
1 Jan 2005 to 31 Dec 2005
Ann. 1 Jan 2006 to 30 Jun 20063
1 Jan to 31 Dec 2006 Forecast
1 Jan to 31 Dec 2007 Projection

Notes:
1. As stated in CCT's Introductory Document dated 16 March 2004
2. Annualised based on CCT's DPU of 3.99 cents for the period from 15 May 2004 to 31 December 2004
3. Annualised based on CCT's DPU of 3.49 cents for the period from 1 January 2006 to 30 June 2006
4. Based on the forecast, together with the accompanying assumptions, as stated in the Unitholder's Circular dated 26 June 2006 at an illustrative issue price of $1.65 per new unit

CapitaCommercial Trust

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Financial Results (2Q 2006 vs 1Q 2006)

2Q 2006 DPU Exceeds 1Q 2006 DPU by 3%

2Q 2006 vs 1Q 2006	2Q 2006 S$'000	1Q 2006 S$'000	Var. %
Gross Revenue	30,147	29,665	1.6%
Net Property Income	23,121	21,827	5.9%
Taxable Income	15,855	15,394	3.0%
Distributable Income	15,855	15,394	3.0%
Distribution Per Unit (¢)	**1.77¢**	1.72¢	3.0%
Annualised DPU (¢)	7.10¢	6.97¢	1.9%

CapitaCommercial Trust

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2Q 2006 vs 2Q 2005 AND 1H 2006 vs 1H 2006

2Q 2006 vs 2Q 2005	2Q 2006 S$'000	2Q 2005 S$'000	Variance
Taxable Income	15,855	15,221	4.2%
Distributable Income	15,855	14,460	9.6%
Distribution Per Unit (¢)	**1.77¢**	1.65¢	7.3%
Annualised DPU (¢)	7.10¢	6.62¢	7.3%

1H 2006 vs 1H 2005	1H 2006 S$'000	1H 2005 S$'000	Variance
Taxable Income	31,249	29,260	6.8%
Distributable Income	31,249	27,797	12.4%
Distribution Per Unit (¢)	**3.49¢**	3.24¢	7.7%
Annualised DPU (¢)	7.03¢	6.53¢	7.7%

CapitaCommercial Trust

Balance Sheet Summary

	30 Jun 06 S$'000	31 Dec 05 S$'000
Non-current assets[1]	2,225,421	2,076,394
Current assets[2]	44,659	66,959
Total assets	**2,270,080**	**2,143,353**
Current liabilities	97,341	97,460
Non-current liabilities	591,285	589,547
Net assets	**1,581,454**	**1,456,346**
Unitholders' funds	**1,581,454**	**1,456,346**
Units on issue	**896,270,700**	**896,270,700**

NAV	
30 June 2006	$ 1.76
31 December 2005	$ 1.62
Adjusted NAV[3]	
30 June 2006	$ 1.73
31 December 2005	$ 1.59
Unit Price as at 30 June 2006	$ 1.66

Notes:
1. The increase is due to the investment in junior bonds in Aragorn ABS Berhad and the increase in property value of the existing properties in Singapore
2. The decrease is due to the investment in junior bonds in Aragorn ABS Berhad
3. Assuming the distribution income has been paid out to the unitholders

CapitaCommercial Trust

Cumulative Distribution Details

Distribution Period	From 1 January 2006 to 31 August 2006 (date which is estimated to be the day immediately prior to the date which new units will be issued pursuant to the proposed equity fund raising exercise to raise funds for the acquisition of Raffles City Singapore)
Distribution Rate	Between 4.58 cents to 4.63 cents per unit, and no less than 4.58 cents per unit

Distribution Timetable

Books Closure Date	Expected to be 31 August 2006. An announcement will be made in due course
Distribution Payment Date	Expected to be end September 2006

CapitaCommercial Trust

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Portfolio Update

CapitaCommercial Trust

Low Interest Rate Exposure

86% of CCT's interest expense is fixed until March 2009



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
88%
86%
86%
59%
59%
47%
47%
RCS Trust S$520m
2006
2007
2008
2009
2010
2011
2012

Debt	S$656 mil
Gearing[1]	28.9%
Interest Coverage[2]	4.1 times
All-in-interest Rate	3.5%
Weighted Average Term to Expiry	4.8 years
Corporate Rating	"A3" by Moody's

Notes:
1. Ratio of borrowings over total deposited property as at 30 June 2006. The proforma gearing, after including the borrowings by RCS Trust will be 33%
2. Ratio of net investment income before interest and tax over interest expenses

CapitaCommercial Trust

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Lease Expiries - Significant Potential[1]

Leases up for Renewal as a % of Gross Rent @ 30 June 2006


40.0%
30.0%
20.0%
10.0%
0.0%
13.1%
23.6%
36.8%
7.8%
18.2%
2006
2007
2008
2009
2010 and Beyond

Note:
1. Excludes Golden Shoe Car Park and Market Street Car Park as both are undergoing enhancement works

CapitaCommercial Trust

Strong Positive Rent Reversions

- New leases[1] signed at 8.3% above forecast[2] rents
- Renewals[1] done at 6.9% above forecast[2] rents and 23.8% above preceding rents
- Achieved high tenant retention rate of 86.7%

Notes:

1. These are for leases committed in May 2006 and June 2006
2. Based on forecast, together with the accompanying assumptions as stated in the Circular dated 26 June 2006 for the proposed acquisition of Raffles City and the proposed Equity Fund Raising

CapitaCommercial Trust

Consistently Outperforms Market

Office Space Average Gross Rents (Renewals and New Leases) vs Market Average


S$ psf pm
8.00
6.00
4.00
2.00
-
4.06
4.15
4.84
4.08
5.04
5.81
6.73
5.90
3.43
3.70
4.76
4.70
3.00
3.35
4.29
4.08
3.90
4.93
5.74
Capital Tower
6 Battery Road
Starhub Centre
Robinson Point
Portfolio 1
1H 2005
2H 2005
YTD 2006
1H 2006 Micro-market Avg Rent

Note:
1. Excludes HSBC Building which is leased to a single tenant and Bugis Village which is a non-conventional office space

CapitaCommercial Trust

Outperformed Market Average

2Q 2006 Office Space Committed Gross Rents (Renewals and New Leases) vs Market Average

	Committed Rent (S$ psf pm)	Micro-market Rent[1] (S$ psf pm)
Capital Tower	5.60	2.80 - 4.00
6 Battery Road	6.40 - 8.20	4.50 - 6.80
Robinson Point	3.75 - 5.00	3.30 - 4.80

Note:
1. Source: CB Richard Ellis Research (2Q 2006)

CapitaCommercial Trust

More Rental Upside

S$ psf pm


Capital Tower
$7.00
$6.00
$5.00
$4.00
$3.00
2Q06 Committed Rent : S$5.60
$5.01
$4.20
$3.86
2006
2007
2008


6 Battery Road
$8.00
$7.00
$6.00
$5.00
$4.00
2Q06 Average Committed Rent : S$6.94 (S$6.40 - S$8.20)
$5.23
$5.55
$5.25
2006
2007
2008


Robinson Point
$6.00
$5.00
$4.00
$3.00
2Q06 Average Committed Rent : S$4.54 (S$3.75 - S$5.00)
$4.11
$3.29
$3.85
2006
2007
2008

CapitaCommercial Trust

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Expiry Profile - Growth Opportunities

Office Lease Expiry Profile[1]


80%
70%
60%
50%
40%
30%
20%
10%
0%
5%
25%
2%
8%
38%
15%
16%
17%
41%
29%
55%
72%
2006
2007
2008
Capital Tow er Expiring Leases
6 Battery Road Expiring Leases
Starhub Centre Expiring Leases
Robinson Point Expiring Leases

Note:
1. Based on gross rent of respective buildings as at 30 June 2006

CapitaCommercial Trust

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Occupancy Ahead Of Market

Committed Occupancy as at 30 June 2006


Portfolio[1]
99.6%
Capital Tower
100.0%
6 Battery Road
100.0%
Starhub Centre
100.0%
Robinson Point
100.0%
Bugis Village
93.0%
HSBC Building
100.0%
0%
20%
40%
60%
80%
100%
Core CBD Area[2] : 92.9%
CBRE 2Q 2006 Report

Notes:
1. Portfolio excludes Golden Shoe Car Park and Market Street Car Park as both properties are currently undergoing enhancement work
2. Core CBD Area include Raffles Place, Shenton Way and Marina area

CapitaCommercial Trust

Top Ten Tenants[1]: 56% of Gross Rent



Government of Singapore Investment Corporation Private Limited
12.7%
Standard Chartered Bank
8.9%
The Hongkong and Shanghai Banking Corporation Limited
8.3%
JPMorgan Chase Bank, N.A.
7.6%
Cisco Systems (USA) Pte Ltd
4.1%
Starhub Ltd.
3.3%
CapitaLand Group2
3.2%
Mizuho Corporate Bank, Ltd.
3.1%
Nomura Singapore Limited
2.9%
BHP Billiton Marketing Asia Pte Ltd
1.9%
0.0%
2.0%
4.0%
6.0%
8.0%
10.0%
12.0%
14.0%

Notes:
1. As at 30 June 2006
2. Refers to CapitaLand Limited and CapitaLand Commercial and Integrated Development Limited as tenants of Capital Tower and Robinson Point respectively

CapitaCommercial Trust

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Singapore Office Market On Uptrend

CapitaCommercial Trust

Rents Trending Upward

CBRE projecting Prime Office Rents to hit S$7.00 per sq ft per month by end 2006


Singapore Average Prime Office Rents
Rents (S$ per sq ft per mth)
12.0
10.0
8.0
6.0
4.0
2.0
0.0
10 year Historical Avg (96-05): S$6.3 per sq ft per mth
9.9
9.1
6.1
5.5
7.5
6.3
5.0
4.0
4.4
5.2
7.0
96
97
98
99
00
01
02
03
04
05
06

Source: CBRE & CapitaLand Research

CapitaCommercial Trust

Capitalising On Limited Supply

Singapore Private Office Space (Central Area[1]) -- Demand & Supply


One Raffles Quay
(c. 1.3m sq ft)
BFC Phase 1
(c. 1.5m sq ft)
Ave. annual demand ('96-'05): 0.8m sq ft
1.97
2.07
0.42
Supply Forecast (CBRE)
Office Space Supply and Demand (m sq ft)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009/2010
Supply
Demand
Supply Forecast

Source: URA, CBRE & CapitaLand Research

Note:
1. Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area' Planning Areas

CapitaCommercial Trust

Robust Growth For Singapore Office Market

"**Rents for grade A** office space in Singapore continued to rise in the second quarter, helped by falling vacancy levels and increased demand...CBRE said office rents **rose 13.3%** to an average of $6.80 psf at the end of June, up from $6 psf at the end of March...the **vacancy rate** for the core central business district **dropped to 7.1%** from 9.5% in the previous quarter"

- ***Media Corp Press (Today), 11 July 2006***

"Both CB Richard Ellis and Jones Lang LaSalle predict that rents will rise further over the short- to medium-term...vacancy rates for the more expensive Grade A sector dipped further to 2.7% in the second quarter from 4.9% in the first...at this level, **Grade A vacancy was at its lowest level since the first quarter of 2001**...space at One Raffles Quay is already fully taken up...there will be no major supply of prime office space in Singapore until the first phase of the Business and Financial Centre at Marina Bay opens in 2009"

- Dow Jones International News, 10 July 2006

"The soon to be completed One Raffles Quay is already asking $8-9 psf per month, and we expect that is a precursor of the future... **CapitaCommercial is the beneficiary of rapidly rising prime office sector rents, which will positively impact its existing property portfolio."**

- Research note by BNP Paribas – reported in AFX Asia, 5 July 2006

"Prime office rentals have **risen at their fastest pace in 2 ½ years**, with rents at Marina, City Hall and Raffles Place leading the climb...higher rents are unlikely to deter firms from setting up operations in Singapore as prime office rents are still about **55% cheaper than in Hong Kong**...Grade A office stock in Singapore has reached "technical full occupancy"

- ***Colliers – reported in Straits Times, 20 June 2006***

CapitaCommercial Trust

Market Street Car Park

CapitaCommercial Trust

MSCP - The New Look







CapitaCommercial Trust

Achieved 38% Growth In Rent

Performance Update	
Occupancy (%)	74
Average Rental Rate ($psf pm)	
Current committed @ 74% occupancy	12.00
Forecast @ 100% occupancy	11.50

Forecast rent is 38% above rent achieved before asset enhancement

CapitaCommercial Trust

Established Operators

- Established names include Coffee Club, The Soup Spoon, Guardian Pharmacy, 7-Eleven etc.
- "Tree Pod" - a new restaurant-bar by Rogues offering unique dining experience
- Another 20% of the space is currently under negotiations
- Target to achieve full occupancy by end-2006
- Comprehensive mix of cuisine and beverage varieties ranging from Western, Italian, Japanese and Asian

The Soup Spoon

ELEVEN

CapitaCommercial Trust

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Timeline

Nov 05 — Commence construction

Jul 06
- Facade cladding almost completed
- Architectural and M&E works in progress
- Shop front glazing and skylight works in progress

Sep 06 — Completion of works / Opening

CapitaCommercial Trust

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Golden Shoe Car Park

CapitaCommercial Trust

GSCP - The New Look









CapitaCommercial Trust

22% Increase In Achieved Rates

Performance Update

Occupancy (%)	83

Average Rental Rate ($psf pm)	
Current committed @ 83% occupancy	13.50
Forecast @ 100% occupancy	13.80

Forecast rent is 22% above rent achieved before asset enhancement

CapitaCommercial Trust

Overwhelming Demand For Space

- Established names include Killiney Kopitiam, Old Chang Kee, 7-Eleven, Times Bookshop etc.
- New 24-hour air-conditioned Food Court with new look and concept
- 8% of space currently under negotiations
- Target to achieve full occupancy by end-2006
- Newly created air-conditioned space offers greater shopping comfort

Timeline

Mar 06 — Commence construction in phases

Jul 06

- Phases A & A1 completed
- Phases B & C are in progress
- Demolition, M&E and architectural works are ongoing

Q4 06 — Completion of upgrading of shops

1Q 07 — Completion of facade cladding

CapitaCommercial Trust

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Raffles City Acquisition

CapitaCommercial Trust

Raffles City




City Tower

Key Details [1]	
Gross Floor Area	320,738 sq m (3,452,42 6 sq ft)
Net Lettable Area	Office: 35,284 sq m (or 379,801 sq ft) Retail: 28,040 sq m (or 301,824 sq ft) **Total: 63,324 sq m (or 681,625 sq ft)**
Number of Leases	Office: 49 Retail: 144 Hotels and Convention Centre: 1 **Total: 194**
No. of Hotel Rooms	2,032
Car Park Lots	1,073
Title	Leasehold tenure of 99 years expiring 15 July 2078
Valuation (as at 16 March 2006)	S$2,166.0 million by CB Richard Ellis (Pte) Ltd S$2,151.0 million by Jones Lang LaSalle Property Consultants Pte Ltd
Total Purchase Consideration	S$2,166.0 million (S$622 psf)
Committed Occupancy	Office: 99.1% Retail: 99.4% **Total: 99.2%**

Note:
1. The gross floor area, net lettable area, number of leases, number of hotel rooms, car park lots and committed occupancy is as at 31 March 2006

CapitaCommercial Trust

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Highly Yield Accretive[1] Acquisition

Property Yield[2] of Raffles City is 4.9%[3] for 2006 and 5.1% for 2007

Issue Price per New Unit	Forecast Period (1 Sept - 31 Dec 2006 Ann.[3])[4] Existing Portfolio DPU	Forecast Period (1 Sept - 31 Dec 2006 Ann.[3])[4] Enlarged Portfolio DPU	Projection Year (Financial year ending 31 Dec 2007)[4] Existing Portfolio DPU	Projection Year (Financial year ending 31 Dec 2007)[4] Enlarged Portfolio DPU
S$1.50	6.76 ¢	7.09 ¢ *+4.9%*	6.84 ¢	7.30 ¢ *+6.7%*
S$1.65		7.34 ¢ *+8.6%*		7.56 ¢ *+10.5%*
S$1.80		7.57 ¢ *+12.0%*		7.79 ¢ *+13.9%*

Notes:
1. Based on the profit forecast and profit projection, the assumptions set out in the Unitholders' Circular dated 26 June 2006, and assuming that CCT's Gearing Level is increased to 33.0% after completion of the Acquisition and payment of CCT's 60% share of the asset management fee is in units. For the computation of DPU, the total number of Units issued includes the Existing Units, New Units to be issued pursuant to the Equity Fund Raising and Units issued for CCT's 60% share of the acquisition fee for the Acquisition and CCT's 60% share of the asset management fee
2. Based on Net Property Income of Raffles City over the Total Purchase Consideration of S$2,166 million
3. Annualised figure
4. The forecast DPU will vary to the extent that the New Units under the Equity Fund Raising are issued on a date other than 1 September 2006

CapitaCommercial Trust

Certainty Of Funding Obtained



Total Acquisition Cost
(Including estimated acquisition costs & acquisition fee)
S$2,194.2m
CMT RC Acquisition (40%)
CCT RC Acquisition (60%)
CapitaMall Trust
S$877.7m
CapitaCommercial Trust
S$1,316.5m[1]
Debt Financing
Long Term Borrowings
S$519.8m[2]
Equity Fund Raising
S$803.2m[3]
Placement to other investors of S$502.8m subject to CCID's[4] right to upsize[5]
CCID[4] undertaking to subscribe S$300.4m with the right to further subscribe an additional S$200m[5]

Notes:

1. Includes CCT's acquisition fee of S$13.0m which will be paid in New Units
2. CCT's 60% share of the S$866.4m borrowed through RCS Trust from the issue of secured floating rate notes of up to S$974.0m by a special purpose vehicle
3. Includes issue expenses of approximately S$19.6m
4. CapitaLand Commercial and Integrated Development Limited, a wholly-owned subsidiary of CapitaLand Limited
5. CapitaLand Group will subscribe such number of New Units under the Equity Fund Raising so as to maintain its pre-placement unitholdings of 37.4% which includes a minimum potential subscription of S$55.3m based on 37.4% of the preferential placement (at an illustrative issue price of S$1.65 per unit). CCID has an option, but not the obligation, to subscribe additional New Units which remain unsubscribed under the Private Placement at the Private Placement Issue Price up to an aggregate of S$200.0m. Subject to the right, but not the obligation, of the Joint Lead Managers to claw back a maximum of S$245.1m and reallocate to other investors

CapitaCommercial Trust

Equity Fund Raising Structure

New Equity

- Issue of New Units to raise gross proceeds of up to S$803.2m

1-for-10 Non Renounceable Preferential Offering[1]

- The Preferential Offering Issue Price will be at a further discount of up to 1% of the Private Placement discount
- The Preferential Offering Books Closure Date is 11 August 2006

Private Placement and ATM offering

- Private placement to institutional and other investors (underwritten by UBS Investment Bank[2] and HSBC[3])[4]
- ATM Offering to retail investors

Notes:
1. This figure does not take into account the additional New Units which will, where necessary, be allocated to Singapore Registered Unitholders to enable them to obtain, after acceptance of their provisional allocations of New Units under the Preferential Offering, aggregate unitholdings in integral multiples of 1,000 Units. Relevant Singapore Registered Unitholders are Unitholders as at the Preferential Offering Books Closure Date other than (a) those whose registered addresses with CDP are outside Singapore, and who have not, at least five Market Days prior to the Preferential Offering Books Closure Date, provided CDP with addresses in Singapore for the service of notices and documents and (b) the CapitaLand Group
2. UBS AG, acting through its business group, UBS Investment Bank
3. The Hongkong and Shanghai Banking Corporation Limited
4. Save for the New Units which CCID has undertaken to subscribe for pursuant to the undertaking

CapitaCommercial Trust

Key Dates and Times

Books Closure Date – Preferential Offering	11 August 2006
Commencement of the Equity Fund Raising	To be determined (but is expected to be no later than end August 2006)
Completion of the Acquisition	1 September 2006

CCT Tomorrow

2009 Target Asset Size - S$5b to S$6b

- Accretive acquisitions with long term sustainable growth
- Focus on premier quality buildings
- Singapore and overseas (Malaysia, China)
- Focus on continuous improvement to buildings and tenant relations
- Drive on non-rental income

CapitaCommercial Trust

CapitaCommercial Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65) 6536 1188
Fax: (65) 6533 6133
http://www.cct.com.sg

Investor & Analyst Contact:
Ho Mei Peng, (65) 6826 5586
Heng Hui Lin, (65) 6826 5841

Additional Information

CapitaCommercial Trust

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Valuation as at 1 June 2006

S$ million	Valuation (1 Dec 2005)	Valuation (1 Jun 2006)	Increase in Value
Capital Tower	730.0	775.0	45.0
6 Battery Road	648.3	691.0	42.7
HSBC Building	166.0	179.0	13.0
Starhub Centre	239.0	247.0	8.0
Robinson Point	106.0	114.0	8.0
Bugis Village	66.0	68.0	2.0
Golden Shoe Car Park	78.3	84.0	5.7
Market Street Car Park	42.5	44.0	1.5
CCT's Portfolio	**2,076.1**	**2,202.0**	**125.9**

Less additions for the period ended 30 Jun 2006	(5.2)
Net Increase in Valuations	**120.7**

CapitaCommercial Trust

Gross Revenue – By Asset

	1H 2006			1Q 2006	2Q 2006
	Actual S$'000	Forecast[1] S$'000	Var.	Actual S$'000	Actual S$'000
Capital Tower	**21,424**	21,365	0.3%	10,637	10,787
6 Battery Road	**15,753**	15,737	0.1%	7,776	7,977
HSBC Building[2]	**4,146**	4,146	-	2,051	2,095
Starhub Centre	**6,403**	6,377	0.4%	3,199	3,204
Robinson Point	**3,089**	3,077	0.4%	1,518	1,571
Bugis Village	**4,097**	4,090	0.2%	2,049	2,048
Golden Shoe Car Park[3]	**3,799**	3,714	2.3%	1,891	1,908
Market Street Car Park[3]	**1,101**	1,087	1.3%	544	557
Gross Revenue	**59,812**	59,593	0.4%	29,665	30,147

Notes:
1. Based on forecast, together with the accompanying assumptions, as stated in the Circular dated 26 June 2006 for the proposed acquisition of Raffles City and the proposed Equity Fund Raising
2. Based on Net Rent
3. Golden Shoe Car Park and Market Street Car Park are currently undergoing asset enhancement work

CapitaCommercial Trust

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Net Property Income – By Asset

	1H 2006			1Q 2006	2Q 2006
	Actual S$'000	Forecast[1] S$'000	Var.	Actual S$'000	Actual S$'000
Capital Tower	**15,079**	15,172	(0.6%)	7,480	7,599
6 Battery Road	**11,631**	11,449	1.6%	5,690	5,941
HSBC Building	**4,088**	4,088	-	2,000	2,088
Starhub Centre	**5,215**	5,162	1.0%	2,324	2,891
Robinson Point	**2,185**	2,122	3.0%	1,061	1,124
Bugis Village	**3,244**	3,236	0.2%	1,605	1,639
Golden Shoe Car Park[2]	**2,783**	2,644	5.3%	1,323	1,460
Market Street Car Park[2]	**723**	674	7.3%	344	379
Net Property Income	44,948	44,547	0.9%	21,827	23,121

Notes:
1. Based on forecast, together with the accompanying assumptions, as stated in the Circular dated 26 Jun 2006 for the proposed acquisition of Raffles City and the proposed Equity Fund Raising
2. Golden Shoe Car Park and Market Street Car Park are currently undergoing asset enhancement work

CapitaCommercial Trust

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Stable Portfolio Diversification

Portfolio by Gross Revenue[1]



Market Street Car Park, 1.8%
Capital Tower , 35.8%
6 Battery Road , 26.4%
HSBC Building, 6.9%
Starhub Centre , 10.7%
Robinson Point , 5.2%
Bugis Village , 6.8%
Golden Shoe Car Park, 6.4%

Note:
1. Based on Gross Revenue for the period 1 January 2006 to 30 June 2006

CapitaCommercial Trust

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Jul-2006 17:38:28
Announcement No.	00088

>> Announcement Details

The details of the announcement start here ...

Announcement Title * : Announcements by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited - "(1) Strata Titles to the Somerset Grand Fortune Garden Property; and (2) Formation of Board Committees"

Description: CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued announcements on the above matters, as attached for information.

Attachments:

ARTMLannc_Strata_Titles-Somerset_Grand_Fortune_26Jul06.pdf
ARTMLannc_Formation_of_Board_Committees_26Jul06.pdf
Total size = **46K**
(2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

STRATA TITLES TO THE SOMERSET GRAND FORTUNE GARDEN PROPERTY

We refer to the prospectus of Ascott Residence Trust ("ART") dated 6 March 2006 (the "Prospectus") issued by The Ascott Group Limited in connection with the preferential offering of 316,857,068 units in ART ("Preferential Offering").

As mentioned in the Prospectus, one of the subsidiaries of ART, namely Somerset FG Pte. Ltd. ("Somerset FG"), did not, as at the date of the Prospectus, own the strata titles to the 81 apartment units out of the 221 apartment units in Somerset Grand Fortune Garden ("Somerset Grand Fortune Garden Property") and only had contractual rights in respect of these apartment units. It was also stated in the Prospectus that an application for the issuance of the strata titles to the Somerset Grand Fortune Garden Property (the "Strata Titles"), together with the relevant documents, will be made to the real estate administrative authorities for the issuance of the Strata Titles.

The Board of Ascott Residence Trust Management Limited is pleased to announce that the certificates to the Strata Titles have been issued in the name of Somerset FG on 5 July 2006.

J.P. Morgan (S.E.A.) Limited was the joint financial advisor, sole global co-ordinator and sole lead underwriter of the Preferential Offering.

By Order of the Board
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary

Singapore, 26 July 2006

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

FORMATION OF BOARD COMMITTEES

Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust wishes to announce the formation of the following Board committees on 24 July 2006:

Executive Committee	
Mr. Liew Mun Leong	(Chairman)
Mr. S. Chandra Das	(Member)
Mr. Ong Ah Luan Cameron	(Member)
Corporate Disclosure Committee	
Mr. Lim Jit Poh	(Chairman)
Mr. S. Chandra Das	(Member)
Mr. Ong Ah Luan Cameron	(Member)

By Order of the Board
Ascott Residence Trust Management Limited
(Company Registration No. 200516209Z)
As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary

Singapore, 26 July 2006

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Jul-2006 18:10:18
Announcement No.	00104

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "CapitaCommercial Trust Presentation Slides"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT_presentation_26July06.pdf Total size = **2910K** (2048K size limit recommended) **Total attachment size has exceeded the recommended value**

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CapitaCommercial Trust



Presentation

July / August 2006

CapitaCommercial Trust

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Important Notice

THIS PRESENTATION IS AVAILABLE ONLY TO PERSONS WHO ARE NON-U.S. PERSONS, PERSONS WITH ADDRESSES OUTSIDE THE U.S. AND CANADA, AND TO EXISTING UNITHOLDERS IN JAPAN.

The information contained in this presentation is for information purposes only and does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for units in CapitaCommercial Trust ("CCT", and units in CCT, "Units") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever.

The past performance of the Units and CapitaCommercial Trust Management Limited (the "Manager") is not indicative of the future performance of CCT and the Manager. Predictions, projections or forecasts of the economy or economic trends of the markets are not necessarily indicative of the future or likely performance of CCT.

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

A circular dated 26 June 2006 (the "Unitholders' Circular") setting out the details of the proposed equity fund raising and the acquisition of Raffles City (as defined in the Unitholders' Circular), together with the notice of an extraordinary general meeting of the holders of Units ("Unitholders"), has been despatched to Unitholders. This presentation is qualified in its entirety by, and should be read in conjunction with, the full text of the Unitholders' Circular. Terms not defined in this presentation adopt the meanings in the Unitholders' Circular.

An offer information statement and a wrap-around document (together, the "Circular") in relation to the offer of new Units ("New Units") will also be made available if an offer is made subsequent to approval by the Unitholders of the acquisition of Raffles City and subsequent to approval by the Unitholders of the Equity Fund Raising. Any such Circular is expected to be available and a copy may be obtained on request, subject to availability, from the Underwriters appointed for the Equity Fund Raising. Any decision to purchase or subscribe for New Units should be made solely on the basis of information contained in the Circular and no reliance should be placed on any information other than that contained in the Circular.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events. All forecasts are based on a specified illustrative range of issue prices per Unit and on the Manager's assumptions as explained in the Unitholders' Circular. You are advised to read the Unitholders' Circular carefully. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the issue price range specified in the Unitholders' Circular. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the Manager to be appropriate and reasonable as at the date of the Unitholders' Circular. The forecast financial performance of CCT is not guaranteed and there is no certainty that it can be achieved. Investors should read the whole of the Unitholders' Circular and the Circular (if any), for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CCT.

This presentation has been prepared by the Manager. The information in this presentation has not been independently verified. No representation, warranty, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information and opinions in this presentation. None of the Manager or any of its agents or advisers, or any of their respective affiliates, advisers or representatives, shall have any liability (in negligence or otherwise) for any loss howsoever arising from any use of this presentation or its contents or otherwise arising in connection with this presentation.

CapitaCommercial Trust

Content

CapitaCommercial Trust

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Our Performance

CapitaCommercial Trust

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CCT – Singapore's First Commercial REIT

- Listed in May 2004 on Singapore Exchange Securities Trading Limited
- Portfolio of 8 premier office and car park assets in the Central Business District, Singapore. One prime office asset in Kuala Lumpur, Malaysia
- Total portfolio value of S$2.2 billion[1]
- Market capitalisation of S$1.6 billion[2]

Notes:
1. As at 1 June 2006
2. Based on CCT's closing price of S$1.83 on 25 July 2006

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Strong DPU Growth


Past Performance
Forecast and Projection[4]
DPU cents
8.00
7.50
7.00
6.50
6.00
5.50
5.00
24% Growth
(Listing - June 2006)
5.68
6.32
6.81
7.03
7.34
7.56
IPO Forecast[1]
15 May 2004 to 31 Dec 2004[2]
1 Jan 2005 to 31 Dec 2005
Ann. 1 Jan 2006 to 30 Jun 2006[3]
1 Jan to 31 Dec 2006 Forecast
1 Jan to 31 Dec 2007 Projection

Notes:
1. As stated in CCT's Introductory Document dated 16 March 2004
2. Annualised based on CCT's DPU of 3.99 cents for the period from 15 May 2004 to 31 December 2004
3. Annualised based on CCT's DPU of 3.49 cents for the period from 1 January 2006 to 30 June 2006
4. Based on the Profit Forecast and Profit Projection, together with the accompanying assumptions, as stated in the Unitholder's Circular dated 26 June 2006 at an illustrative issue price of $1.65 per New Unit

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Total Return – Sterling Outperformance

	Total return[1]		
	Since Listing[2]	Past 12 Months	YTD
CCT[3]	**97%**	**28%**	**26%**
SES Prop Index	110%	27%	10%
STI Index	46%	8%	3%

Source: Bloomberg as at 25 July 2006

CCT has rewarded unitholders handsomely by outperforming comparable Singapore property companies and indices

Notes:
1. Total return calculated based on unit/share price appreciation and dividends reinvested in stock/index
2. CCT's listing date was 11 May 2004
3. Total return is calculated based on CCT's unit price appreciation (comparing CCT's closing price of S$1.83 per unit on 25 July 2006 against the first day trading opening price of S$1.00 per unit/closing unit price 1 year ago/closing unit price on 1 Jan 2006) and distribution payout up to 30 June 2006

CapitaCommercial Trust

Asset Size Growth


S$m
4,000
3,000
2,000
1,000
0
77% Growth
S$2 b
S$2.1 b
S$3.6 b[1]
S$4.0 b[2]
HSBC Building
Raffles City (60%)
2004
2005
2006
2007 F
Acquisitions
Total Asset Size

Notes:
1. Inclusive of CCT's 60% interest in Raffles City which was approved by the Unitholders on 13 July 2006
2. Target asset size based on the CCT Manager's forecast

CapitaCommercial Trust

Singapore Office Market On Uptrend

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Rents Trending Upward

CBRE projecting Prime Office Rents to hit S$7.00 per sq ft per month by end 2006


Singapore Average Prime Office Rents
Rents (S$ per sq ft per mth)
12.0
10.0
8.0
6.0
4.0
2.0
0.0
10 year Historical Avg (96-05): S$6.3 per sq ft per mth
9.9
9.1
6.1
5.5
7.5
6.3
5.0
4.0
4.4
5.2
7.0
96
97
98
99
00
01
02
03
04
05
06

Source: CBRE & CapitaLand Research

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Capitalising On Limited Supply

Singapore Private Office Space (Central Area[1]) -- Demand & Supply


One Raffles Quay
(c. 1.3m sq ft)
BFC Phase 1
(c. 1.5m sq ft)
Ave. annual demand ('96-'05): 0.8m sq ft
1.97
2.07
0.42
Supply Forecast (CBRE)
Office Space Supply and Demand (m sq ft
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009/2010
Supplye
Demand
Supply Forecast

Source: URA, CBRE & CapitaLand Research

Note:
1. Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area' Planning Areas

CapitaCommercial Trust

High Quality Portfolio

CapitaCommercial Trust

Portfolio[1]: More than 70% Grade A by NLA







Property	Capital Tower	6 Battery Road	HSBC Building	Starhub Centre	Robinson Point
Description	52-storey Grade A office	42-storey Grade A office	21-storey Grade A office	10-storey office & retail	21-storey office
GFA (sq m)	95,505	66,408	27,061	30,915	15,724
NLA (sq m) [2]	68,925	45,942	18,624	25,982	12,356
No. of Leases	24	98	1	28	26
Car Park Lots	415	190	-	281	57
Title	Leasehold estate expiring 31 Dec 2094	Leasehold estate expiring 19 Apr 2825	Leasehold estate expiring 18 Dec 2849	Leasehold estate expiring 31 Jan 2095	Freehold
Valuation (as at 1 Jun 2006)	S$775.0 mil	S$691.0 mil	S$179.0 mil	S$247.0 mil	S$114.0 mil
Valuation (as at 1 Dec 2005)	S$730.0 mil	S$648.3 mil	S$166.0 mil	S$239.0 mil	S$106.0 mil
Committed Occupancy	100.0%	100.0%	100.0%	100.0%	100.0%

Notes:
1. The information on Gross Floor Area, Net Lettable Area, number of leases, car park lots and Committed Occupancy is as at 31 March 2006
2. Net Lettable Area includes licenced area

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Portfolio[1]

			
Property	Bugis Village	Golden Shoe Car Park	Market Street Car Park
Description	3-storey office & retail	1,067 car park lots	800 car park lots
GFA (sq m)	12,762	7,366[2]	7,822[3]
NLA (sq m)[4]	10,901	Retail space undergoing asset enhancement works	
No. of Leases	78	Retail space undergoing asset enhancement works	
Car Park Lots	-	1,049[5]	700[6]
Title	Leasehold estate expiring 30 Mar 2088[7]	Leasehold estate expiring 31 Jan 2081	Leasehold estate expiring 31 Mar 2073
Valuation (as at 1 Jun 2006)	S$68.0 mil	S$84.0 mil	S$44.0 mil
Valuation (as at 1 Dec 2005)	S$66.0 mil	S$78.3 mil	S$42.5 mil
Committed Occupancy	93.0%	Retail space undergoing asset enhancement works	

Notes:

1. The information on Gross Floor Area, Net Lettable Area, number of leases, car park lots and Committed Occupancy is as at 31 March 2006
2. This excludes the car park area of 37,567 sq m and the space on the second and third storeys granted to the Ministry of the Environment and Water Resources of Singapore, free of rent, for use as a food centre
3. This does not include the car park area of 20,560 sq m
4. Net Lettable Area includes licenced area
5. Approximately 1,049 car park lots after asset enhancement works. Prior to that, the number of car park lots was 1,067
6. Approximately 700 car park lots after asset enhancement works. Prior to that, the number of car park lots was 800
7. Takes into account the right of the President of the Republic of Singapore, as a lessor under the State Lease, to terminate the State Lease on 1 April 2019 upon payment of S$6,610,208.53 plus accrued interest. As the date of this document, the CCT Manager is not aware of any intention on the part of the lessor to exercise such right

CapitaCommercial Trust

Lease Expiries - Significant Potential[1]


Leases up for Renewal as a % of Gross Rent @ 30 June 2006
40.0%
30.0%
20.0%
10.0%
0.0%
13.1%
23.6%
36.8%
7.8%
18.2%
2006
2007
2008
2009
2010 and Beyond

Note:
1. Excludes Golden Shoe Car Park and Market Street Car Park as both are undergoing enhancement works

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Strong Positive Rent Reversions

- New leases[1] signed at 8.3% above forecast[2] rents
- Renewals[1] done at 6.9% above forecast[2] rents and 23.8% above preceding rents
- Achieved high tenant retention rate of 86.7%

Notes:
1. These are for leases committed in May 2006 and June 2006
2. Based on the Profit Forecast and Profit Projection, together with the accompanying assumptions, as stated in the Unitholder's Circular dated 26 June 2006

CapitaCommercial Trust

Consistently Outperforms Market

Office Space Average Gross Rents (Renewals and New Leases) vs Market Average


S$ psf pm
8.00
6.00
4.00
2.00
-
4.06 4.15 4.84 4.08
5.04 5.81 6.73 5.90
3.43 3.70 4.76 4.70
3.00 3.35 4.29 4.08
3.90 4.93 5.74
Capital Tower
6 Battery Road
Starhub Centre
Robinson Point
Portfolio 1
1H 2005
2H 2005
YTD 2006
1H 2006 Micro-market Avg Rent

Note:
1. Excludes HSBC Building which is leased to a single tenant and Bugis Village which is a non-conventional office space

CapitaCommercial Trust

Outperformed Market Average

2Q 2006 Office Space Committed Gross Rents (Renewals and New Leases) vs Market Average

	Committed Rent (S$ psf pm)	Micro-market Rent[1] (S$ psf pm)
Capital Tower	5.60	2.80 - 4.00
6 Battery Road	6.40 - 8.20	4.50 - 6.80
Robinson Point	3.75 - 5.00	3.30 - 4.80

Note:
1. Source: CB Richard Ellis Research (2Q 2006)

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More Rental Upside

S$ psf pm



Capital Tower
$7.00
$6.00
$5.00
$4.00
$3.00
2Q06 Committed Rent : S$5.60
$5.01
$4.20
$3.86
2006
2007
2008



6 Battery Road
$8.00
$7.00
$6.00
$5.00
$4.00
2Q06 Average Committed Rent : S$6.94 (S$6.40 - S$8.20)
$5.23
$5.55
$5.25
2006
2007
2008



Robinson Point
$6.00
$5.00
$4.00
$3.00
2Q06 Average Committed Rent : S$4.54 (S$3.75 - S$5.00)
$4.11
$3.29
$3.85
2006
2007
2008

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Expiry Profile - Growth Opportunities

Office Lease Expiry Profile[1]


80%
70%
60%
50%
40%
30%
20%
10%
0%
5%
25%
2%
8%
38%
15%
16%
17%
41%
29%
55%
72%
2006
2007
2008
Capital Tow er Expiring Leases
6 Battery Road Expiring Leases
Starhub Centre Expiring Leases
Robinson Point Expiring Leases

Note:
1. Based on gross rent of respective buildings as at 30 June 2006

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Occupancy Ahead Of Market



Committed Occupancy as at 30 June 2006
Portfolio[1]
Capital Tower
6 Battery Road
Starhub Centre
Robinson Point
Bugis Village
HSBC Building
99.6%
100.0%
100.0%
100.0%
100.0%
93.0%
100.0%
0%
20%
40%
60%
80%
100%
Core CBD Area[2] : 92.9%
CBRE 2Q 2006 Report

Notes:
1. Portfolio excludes Golden Shoe Car Park and Market Street Car Park as both properties are currently undergoing enhancement work
2. Core CBD Area includes Raffles Place, Shenton Way and Marina area

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Low Interest Rate Exposure

86% of CCT's interest expense is fixed until March 2009


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
88%
86%
86%
59%
59%
47%
47%
RCS Trust S$520m
2006
2007
2008
2009
2010
2011
2012

Debt	S$656 mil
Gearing[1]	28.9%
Interest Cover[2]	4.1 times
All-in-interest Rate	3.5%
Weighted Average Term to Expiry	4.8 years
Corporate Rating	"A3" by Moody's

Notes:
1. Ratio of borrowings over total deposited property as at 30 June 2006. The pro forma Gearing Level, after including the borrowings by RCS Trust, will be 33%
2. Ratio of net investment income before interest and tax over interest expenses

CapitaCommercial Trust

Raffles City – A Strategic Acquisition

CapitaCommercial Trust

Landmark Integrated Development

RAFFLES CITY ("RC")

One of Singapore's prime landmark integrated developments



Raffles City

Raffles City Tower ("RC Office Tower")

42-storey office tower with 35,284 sq m of office NLA[1]



Raffles City Tower

Raffles City Shopping Centre ("RC Shopping Centre")

4-storey shopping complex with 28,040 sq m of retail NLA



Swissôtel The Stamford

73-storey premier hotel with 1,263 rooms



Raffles The Plaza

28-storey premier hotel with 769 rooms



Raffles City Convention Centre

>6,500 sq m of meeting space including 3 ballrooms & 15 primary meeting rooms



Note:
1. NLA represents Net Lettable Area as at 31 March 2006

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Joint Ownership Structure

Joint Acquisition and Ownership of Raffles City[1]


CapitaCommercial Trust
60% of MC
60%
ownership
Management Committee[2] ("MC")
manages
RCS Trust[1]
owns
40% of MC
40%
ownership
CapitaMall Trust

Notes:

1. Raffles City will be held through a joint ownership vehicle in the form of an unlisted special purpose sub-trust ("RCS Trust"), with CCT holding an interest of 60% and CapitaMall Trust holding an interest of 40%
2. The management of the RCS Trust will be carried out by a MC comprising representatives appointed by CCT and CMT in proportion to their interest in the RCS Trust. The Chairman will be appointed by CCT, subject to CMT's consent

CapitaCommercial Trust

Certainty Of Funding Obtained


Total Acquisition Cost
(Including estimated acquisition costs & acquisition fee)
S$2,194.2m
CMT RC Acquisition (40%)
CCT RC Acquisition (60%)
CapitaMall Trust
S$877.7m
CapitaCommercial Trust
S$1,316.5m[1]
Debt Financing
Long Term Borrowings
S$519.8m[2]
Equity Fund Raising
S$803.2m[3]
Placement to other investors of S$502.8m subject to CCID's[4] right to upsize[5]
CCID[4] undertaking to subscribe S$300.4m with the right to further subscribe an additional S$200m[5]

Notes:
1. Includes CCT's acquisition fee of S$13.0m which will be paid in New Units
2. CCT's 60% share of the S$866.4m borrowed through RCS Trust from the issue of secured floating rate notes of up to S$974.0m by a special purpose vehicle
3. Includes issue expenses of approximately S$19.6m
4. CapitaLand Commercial and Integrated Development Limited, a wholly-owned subsidiary of CapitaLand Limited
5. CapitaLand Group will subscribe such number of New Units under the Equity Fund Raising so as to maintain its pre-placement unitholdings of 37.4% which includes a minimum potential subscription of S$55.3m based on 37.4% of the preferential placement (at an illustrative issue price of S$1.65 per unit). CCID has an option, but not the obligation, to subscribe additional New Units which remain unsubscribed under the Private Placement at the Private Placement Issue Price up to an aggregate of S$200.0m. Subject to the right, but not the obligation, of the Joint Lead Managers to claw back a maximum of S$245.1m and reallocate to other investors.

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Equity Fund Raising Structure

New Equity

- Issue of New Units to raise gross proceeds of up to S$803.2m

1-for-10 Non Renounceable Preferential Offering[1]

- The Preferential Offering Issue Price will be at a further discount of up to 1% of the Private Placement discount
- The Preferential Offering Books Closure Date is 11 August 2006

Private Placement and ATM offering

- Private placement to institutional and other investors (underwritten by UBS Investment Bank[2] and HSBC[3])[4]
- ATM Offering to retail investors

Notes:

1. This figure does not take into account the additional New Units which will, where necessary, be allocated to Singapore Registered Unitholders to enable them to obtain, after acceptance of their provisional allocations of New Units under the Preferential Offering, aggregate unitholdings in integral multiples of 1,000 Units. Relevant Singapore Registered Unitholders are Unitholders as at the Preferential Offering Books Closure Date other than (a) those whose registered addresses with CDP are outside Singapore, and who have not, at least five Market Days prior to the Preferential Offering Books Closure Date, provided CDP with addresses in Singapore for the service of notices and documents
2. UBS AG, acting through its business group, UBS Investment Bank
3. The Hongkong and Shanghai Banking Corporation Limited
4. Save for the New Units which CCID has undertaken to subscribe for pursuant to the Undertaking

CapitaCommercial Trust

Cumulative Distribution

- New Unit Price will be determined closer to the Equity Fund Raising commencement
- Distribution will be cumulative 1 January 2006 to day prior to issue of New Units
    - Estimated distribution of 4.58 to 4.63 cents per Unit

Cumulative distribution (payment expected by end September 2006)


Scheduled FY2006 1H distribution
Next distribution
1 January 2006
30 June 2006
Day prior to issue of New Units
31 December 2006

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A Compelling Investment

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Competitive Strengths of Raffles City

Integrated Development	▣ **Synergies drawn from integrated components** ▣ **Value creation opportunities through optimising office, retail, hotels and convention centre mix**
High occupancy	▣ **Close to 100% occupancy for both office and retail**
Diverse tenant base	▣ **Large and diversified tenant base** ▪ 49 office leases / 144 retail leases ▪ One long-term Hotels and Convention Centre Lease ▣ **Diverse and complementary tenant mix**
Government Tourism Initiatives	▣ **Commitment to transform Singapore into a major tourism hub by 2015** ▪ Primed to benefit from expected increase in tourist arrivals and tourism receipts

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Highly Yield Accretive[1] Acquisition

Property Yield[2] of Raffles City is 4.9%[3] for 2006 and 5.1% for 2007

	Forecast Period (1 Sept - 31 Dec 2006 Ann.[3]) [4]		Projection Year (Financial year ending 31 Dec 2007) [4]	
Issue Price per New Unit	Existing Portfolio DPU	Enlarged Portfolio DPU	Existing Portfolio DPU	Enlarged Portfolio DPU
S$1.50	6.76 ¢	7.09 ¢ *+4.9%*	6.84 ¢	7.30 ¢ *+6.7%*
S$1.65		7.34 ¢ *+8.6%*		7.56 ¢ *+10.5%*
S$1.80		7.57 ¢ *+12.0%*		7.79 ¢ *+13.9%*

Notes:

1. Based on the Profit Forecast and Profit Projection and the assumptions set out in the Unitholders' Circular dated 26 June 2006, and assuming that CCT's Gearing Level is increased to 33.0% after completion of the Acquisition and payment of CCT's 60% share of the asset management fee is in Units. For the computation of DPU, the total number of Units issued includes the Existing Units, New Units to be issued pursuant to the equity fund raising and Units issued for CCT's 60% share of the acquisition fee for the Acquisition and CCT's 60% share of the asset management fee
2. Based on Net Property Income of Raffles City over the Total Purchase Consideration of S$2,166 million
3. Annualised figure
4. The forecast DPU will vary to the extent that the New Units under the Equity Fund Raising are issued on a date other than 1 September 2006

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Value Creation Opportunities at Raffles City

Estimated Breakdown by GFA[1]


RC Office Tower 15%
Hotels and Convention Centre 70%
RC Shopping Centre 15%

Estimated Breakdown by NPI[2]


RC Office Tower 14%
Car ppark income 3%
Hotels and Convention Centre 40%
RC Shopping Centre 43%

Notes:
1. Area occupied by the RC Car Park is excluded in the computation of the GFA under the current planning guideline
2. Based on the projected Net Property Income of Raffles City for the Projection Year 2007

- Asset enhancement by converting low yielding space to higher yielding space
  - Conversion of 53,000 sq ft of hotel back-of-house into retail space in Basement 1
  - Other possibilities being reviewed for implementation

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Conversion To High Yielding Space

taste July 25 2005 •

Basement One



MUNCH ON THIS: Raffles City is the latest shopping mall to jump on the bandwagon. It converted the staff cafeteria and [illegible] rooms of the Raffles The Plaza and Swissôtel The Stamford hotels into The Raffles Marketplace.

FOOD HALLS WE LOVE

The Raffles Marketplace

Raffles City Shopping Centre, Basement 1

GET ready for delicious surprises at every turn.

The new $10-million basement [illegible] [illegible] so you never know what's round the next corner.

Two large plazas act as focal points, which are accented by generous skylights and soothing water features.

And, at a spacious 80,000 sq ft, or the size of 28 tennis courts, it's so big that you're likely to feel lost on your first visit.

Found among clothing and lifestyle stores are 34 food outlets ranging from high-end restaurants to takeaway kiosks.

Key tenants include Din Tai Fung xiaolongbao restaurant, Kuriya Japanese restaurant, Mix juice bar and Aerin's modern European restaurant – opened by the owner of Whitebait & Kale in Camden Medical Centre.

If you want something to eat on the go, there is Baguette Vietnamese-style cafe, Cedele by Bakery Depot, Chippy fish and chips shop, Pepe's Pies and Little Fingers, which specialises in takeaway canapes.

Good for... days when you can't decide what to eat. Here, you can dine-in, take-out, spend a bomb or just a handful of dollars on a meal

Bad for... days when you're in a hurry. The meandering layout may drive you nuts

Growth Opportunities - Raffles City

Enhanced Average Rental Rates

- RC Office Tower asking rent of S$7.00 to S$7.50 per sq ft per month (effective from June 2006)
- RC Shopping Centre average rental rates of only S$13.80 per sq ft per mth[1]
- Leverage CCT/CMT tenant network

Proactive Tenant Remixing

- Improve facilities and amenities of RC Office Tower
- Strengthen tenant profile
- Enhance retail offerings at RC Shopping Centre to maximize revenues

Note:
1. As at 31 March 2006

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Growth Opportunities – Hotels and Convention

- **Long-term lease to RC Hotels[1]**
  - 20 years to 2016, with option to renew for further 20 years
- **Cash flow stability**
  - More than 70%[2] of hotel lease income is fixed
- **Good organic growth**
  - Step-up minimum rent structure and variable rent pegged to hotels and convention space gross operating revenue

Rental Components of Long-term Lease

Minimum Rent	Nov 05 – Nov 11	Step-up from S$26m to S$44m
Variable Rent	Nov 05 – Nov 06	9.5% of gross operating revenue
	Nov 06 – Nov 11	8.5% of gross operating revenue up to S$250m and 13% of gross operating revenue over S$250m
Service Charge	Cost recovery basis	

Notes:
1. An indirect subsidiary of Colony Capital, LLC
2. Based on the forecast contribution from the minimum rent and service charge component for Forecast Period and Projection Year

CapitaCommercial Trust

Excellent Connectivity


Raffles City

- City Hall MRT station is one of Singapore's four major MRT interchange stations
- Direct connectivity to future Esplanade MRT station on the proposed Circle Line, expected to be fully operational by 2010
- Good connectivity to road and public transportation system
- Heavy human traffic

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Domination Of Singapore's Downtown Core



HSBC





- Further strengthens CCT's foothold in Singapore's Downtown Core
- CCT currently owns 8 properties in prime locations, with direct connectivity or close proximity to MRT stations
- Extends CCT's portfolio into the City Hall/Beach Road micro-market, a prime commercial district, directly linked to City Hall MRT station

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Collaboration with CMT

CapitaCommercial Trust

- Largest office REIT owner in Singapore[1] with approx. 2.0 million sq ft of NLA
- Owns eight top quality office and car park properties in Singapore, including the iconic Capital Tower and 6 Battery Road


Asset and property management synergies

CapitaMall Trust

- Largest retail mall owner in Singapore[1] with approx. 2.4 million sq ft of NLA
- Owns nine quality, urban and suburban retail malls in Singapore
- Track record of value creation through various asset enhancement initiatives

Note:
1. In terms of value of assets under management

CapitaCommercial Trust

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CapitaLand Sponsorship

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Strong Sponsorship

7 Listed Companies

Total Group Market Cap
(Net of common holdings of the listed entities):
S$17.68 Billion *(30 June 2006)*



CapitaLand
Real Estate
Hospitality
Financial Services
Residential
Retail
Commercial & Integrated Development
Integ. Leisure, Entertainment & Conventions
Mixed Development
Serviced Residences
Financial
CapitaLand Residential
CapitaLand Retail
CapitaLand Commercial
CapitaLand ILEC
Raffles HOLDINGS
THE ASCOTT GROUP
CapitaLand Financial
AUSTRALAND
CapitaMall Trust
CapitaCommercial Trust
ASCOTT RESIDENCE TRUST

One of Asia's largest listed property groups with businesses/operations spanning more than 70 cities in 18 countries

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Potential Acquisition Pipeline from CapitaLand

- Largest office manager in Singapore with office portfolio of more than 5 million sq ft
- International portfolio comprising commercial properties in Kuala Lumpur, Hong Kong, Shanghai, Beijing and London
- Significant commercial portfolio potentially providing acquisition pipeline for CCT

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CCT Tomorrow

CCT Today

- CCT has outperformed STI since listing
- High quality portfolio with robust growth
- Strong fundamentals for Singapore office property market
- Raffles City - a strategic acquisition with significant value creation
- CapitaLand sponsorship and strong acquisition pipeline

CapitaCommercial Trust

CCT Tomorrow

2009 Target Asset Size - S$5b to S$6b

- Accretive acquisitions with long-term sustainable growth
- Focus on premier quality buildings
- Singapore and overseas (Malaysia, China)
- Focus on continuous improvement to buildings and tenant relations
- Drive on non-rental income

CapitaCommercial Trust

Appendix I

CapitaCommercial Trust

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Raffles City
Property Details

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Raffles City - Summary


Raffles City



Key Details[1]	
Gross Floor Area	3,452,426 sq ft (or 320,738 sq m)
Net Lettable Area	Office: 35,284 sq m (or 379,801 sq ft) Retail: 28,040 sq m (or 301,824 sq ft) **Total: 63,324 sq m (or 681,625 sq ft)**
Number of Leases	Office: 49 Retail: 144 Hotels and Convention Centre: 1 **Total: 194**
No. of Hotel Rooms	2,032
Carpark Lots	1,073
Title	Leasehold tenure of 99 years expiring 15 July 2078
Valuation (as at 16 March 2006)	S$2,166.0 million by CB Richard Ellis (Pte) Ltd S$2,151.0 million by Jones Lang LaSalle Property Consultants Pte Ltd
Total Purchase Consideration	S$2,166.0 million (S$622 psf)
Committed Occupancy	Office: 99.1% Retail: 99.4% **Total: 99.2%**

Note:
1. The Gross Floor Area, Net Lettable Area, number of leases, number of hotel rooms, car park lots and Committed Occupancy is as at 31 March 2006

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Office Weighted

Major usage mix[1] for Enlarged Properties - Office[2], Retail, Hotels and Convention Centre



Hotels and Convention Centre 17.6%
Retail 19.5%
Office 2 62.9%

Notes:
1. Based on monthly Gross Rental Income (excluding turnover rent for the Existing Properties and the RC Shopping Centre) as at 31 March 2006
2. Includes car park income for the month ended 31 March 2006 from Golden Shoe Car Park and Market Street Car Park. The retail component of the Existing Properties are grouped together with the retail component of Raffles City to form the retail component of the Enlarged Properties

CapitaCommercial Trust

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Office Trade Mix Remains Strong

Existing Properties[1]



40.6%
12.0%
11.6%
6.7%
5.6%
4.7%
4.6%
3.8%
1.4%
2.9%
6.1%
Banking, Insurance & Financial Services
Government & Government Linked Office
Others
IT Services & Consultancy/Internet Trading
Real Estate & Property Services
Telcommunications
Food & Beverage
Legal
Business Management/Consultancy Services/Business Activities Education
Car Park Income

Note:
1. Based on monthly Gross Rental Income (excluding turnover rent) as at 31 March 2006 and including car park income from Golden Shoe Car Park and Market Street Car Park for the month ended 31 March 2006

After CCT RC Acquisition[1]



39.8%
16.1%
10.4%
8.0%
5.5%
4.5%
3.5%
3.2%
1.3%
2.1%
5.6%
Banking, Insurance & Financial Services
Government & Government Linked Office
Others
IT Services & Consultancy/Internet Trading
Real Estate & Property Services
Telcommunications
Food & Beverage
Legal
Business Management/Consultancy Services/Business Activities Education
Car Park Income

Note:
1. Based on monthly Gross Rental Income (excluding turnover rent) as at 31 March 2006 for the office component of the Enlarged Properties including car park income from Golden Shoe Car Park and Market Street Car Park for the month ended 31 March 2006

CapitaCommercial Trust

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Balanced Lease Expiry Profile

- Committed lease expiry profile by monthly Gross Rental Income (excluding turnover rent for the Existing Properties and the RC Shopping Centre) as at 31 March 2006



Lease Expiry Profile for the Enlarged Properties
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
14.3%
4.8%
14.7%
9.0%
20.1%
4.8%
3.3%
1.7%
8.8%
18.2%
2006
2007
2008
2009
2010 and Beyond
Office
Retail
Hotels and Convention Centre

CapitaCommercial Trust

Blue Chip Tenants

Tenant	Lease Expiry Date[2]	Percentage of Enlarged Properties[1] Monthly Gross Rental Income
RC Hotels (Pte) Ltd	Dec 2006, Feb 2007, Jun 2007, Jul 2008, Nov 2016	18.4%
Government of Singapore Investment Corporation Private Limited	Jan 2008	7.3%
Standard Chartered Bank	Jan 2008, Jan 2020	5.1%
The Hongkong and Shanghai Banking Corporation Limited	April 2012	4.6%
JPMorgan Chase Bank, N.A.	Dec 2007	4.3%
Robinson & Company (Singapore) Private Limited	Mar 2007	3.4%
Economic Development Board[3]	Jun 2006, Feb 2008	3.1%
Cisco Systems (USA) Pte. Ltd.	Feb 2007	2.3%
StarHub Ltd.	Nov 2007, Feb 2009	1.9%
CapitaLand Group[4]	Jul 2006, Jun 2008	1.8%
Top Ten Tenants		**52.2%**
Other Tenants		47.8%
TOTAL		**100.0%**

Notes:
1. Based on monthly Gross Rental Income from the Enlarged Properties (excluding turnover rent from the Existing Properties and the RC Shopping Centre) as at 31 March 2006
2. Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one tenancy expiry date for such tenants
3. Includes TIF Ventures Pte Ltd, an indirect wholly owned subsidiary of Economic Development Board which occupies 400 sq m
4. Refers to CapitaLand and CapitaLand Commercial and Integrated Development Limited as tenants of Capital Tower and Robinson Point respectively

CapitaCommercial Trust

Enlarged Portfolio — Profit Forecast

Enhanced DPU with the inclusion of Raffles City in CCT's Portfolio

Forecast and Projected Consolidated Statement of Net Income and Distribution of CCT[1] – Existing Portfolio and CCT RC Interest with New Units issued at S$1.65 per Unit

S$'000	Existing Portfolio		Forecast Period (1 September 2006 - 31 December 2006)			Projection Year (Financial year ending 31 December 2007)		
	Actual 2005[2]	Forecast 2006[3]	Existing Portfolio	CCTRC Interest	Enlarged Portfolio	Existing Portfolio	CCT RC Interest	Enlarged Portfolio
Total Gross Revenue	115,131	119,699	40,392	29,724	70,116	126,445	92,187	218,632
Total Property Operating Expenses	(30,879)	(31,225)	(10,854)	(8,397)	(19,251)	(34,068)	(25,720)	(59,788)
Net Property Income	84,252	88,474	29,538	21,327	50,865	92,377	66,467	158,844
Net income before tax	61,907	60,789	20,104		31,503	61,226		98,225
Net tax adjustments	(573)	432	160		2,666	103		7,257
Total income available for distribution to unitholders	61,334	61,221	20,264		34,169	61,329		105,482
Distributable income to unitholders	59,872	61,221	20,264		34,169	61,329		105,482
Distribution Per Unit (cents)	6.81[4,5]	6.83	2.26		2.45	6.84		7.56
Annualised Distribution Per Unit (cents)	6.81[4,5]	6.83	6.76		7.34	6.84		7.56

Notes:
1. Based on the assumptions stated in the Unitholders' Circular dated 26 June 2006
2. HSBC Building was acquired on 28 April 2005 and contributed to Net Income only from 29 April 2005
3. Based on CCT's actual results from 1 January 2006 to 31 March 2006 and the CCT Manager's forecast of CCT's results from 1 April 2006 to 31 December 2006
4. Distribution for the half year ended 30 June 2005 was based on 95.0 per cent. of taxable income. Distribution for the half year ended 31 December 2005 was based on 100.0 per cent. of taxable income
5. Based on weighted average number of approximately 877.8 million Units in issue as at 31 December 2005

CapitaCommercial Trust

82 - 4507

CapitaCommercial Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65) 6536 1188
Fax: (65) 6533 6133
http://www.cct.com.sg

Investor & Analyst Contact:
Ho Mei Peng, (65) 6826 5586
Heng Hui Lin, (65) 6826 5841

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	27-Jul-2006 18:05:56
Announcement No.	00085

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "Second Quarter Financial Statements for the three months ended 30 June 2006"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited ("Raffles"), has today issued an announcement and a news release on the above matter. For details, please refer to the announcement and news release posted by Raffles on the SGX website www.sgx.com.sg.
Attachments:	*Total size =* ***0*** *(2048K size limit recommended)*

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82 - 4507

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

(Regn No: 199506093G)

Second Quarter Financial Statements (Unaudited)

TABLE OF CONTENTS

RAFFLES HOLDINGS LIMITED

Raffles HOLDINGS
A Member of CapitaLand

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

		Group (Second Quarter)			Group (Year-to-Date)		
		Q2 2006	Q2 2005	Incr / (Decr)	30-Jun-06	30-Jun-05	Incr / (Decr)
		S$'000	S$'000	%	S$'000	S$'000	%
Continuing Operations [1]	Notes						
Turnover	i	**1,316**	**1,007**	31	**2,181**	**1,763**	24
Cost of sales		-	-	n.m.	-	-	n.m.
Gross profit		**1,316**	**1,007**	31	**2,181**	**1,763**	24
General & administration	ii	(2,926)	(2,177)	34	(4,932)	(3,572)	38
Property & maintenance	ii	(217)	(1)	n.m.	(378)	(2)	n.m.
Other operating income	iii	4,531	915	395	10,513	1,328	692
Profit/(Loss) from Continuing Operations	iv	**2,704**	**(256)**	n.m.	**7,384**	**(483)**	n.m.
Share of results of an associated company	v	11,522	11,233	3	22,500	21,888	3
Profit before interest and tax from Continuing Operations		14,226	10,977	30	29,884	21,405	40
Finance costs	vi	-	(795)	n.m.	-	(1,606)	n.m.
Profit before tax from Continuing Operations		14,226	10,182	40	29,884	19,799	51
Income tax expense	vii	(2,955)	(2,645)	12	(7,018)	(5,409)	30
Profit after tax from Continuing Operations		11,271	7,537	50	22,866	14,390	59
Discontinued Operations [2]							
Profit after tax from Discontinued Operations [3]	viii	14,333	15,259	(6)	14,333	19,305	(26)
Profit after tax		25,604	22,796	12	37,199	33,695	10
Attributable to:							
Shareholders of the Company ("PATMI")	ix	25,604	22,328	15	37,199	33,476	11
Minority interests		-	468	n.m.	-	219	n.m.
Total		25,604	22,796	12	37,199	33,695	10

n.m. – not meaningful

(1) Continuing Operations comprise of Raffles Holdings Limited ("RHL" or "the Company")'s 45% equity interest in Tincel Properties (Private) Limited ("Tincel Properties"), which owns Raffles City Complex, and the contract to manage the complex. The turnover under Continuing Operations comprised only the fee income as RHL does not consolidate turnover of Tincel Properties, which is a 45% associate.

(2) Discontinued Operations comprise of RHL's entire hotel business which it divested on 30 September 2005.

(3) The financial results relating to the hotel business, which was successfully divested on 30 September 2005, has been reclassified as a single amount under "Profit After Tax from Discontinued Operations" in accordance with FRS105 – Non Current Assets Held for Sale and Discontinued Operations.

Explanation Notes

Performance (Second Quarter 2006 (Q2 2006) versus Second Quarter 2005 (Q2 2005))

(i) Turnover

Turnover comprised fee income from retail marketing and management of the Raffles City Complex. This was $0.3 mil higher due to higher retail marketing fees earned from new leases and renewals during the period.

(ii) General & administration and property & maintenance

A portion of Q2 2005 general & administration expenses was allocated to the hotel business. With the divestment of the hotel business on 30 September 2005, all general & administration expenses were allocated to Continuing Operations, resulting in higher general & administration expenses in Q2 2006 as compared to Q2 2005.

Property & maintenance expenses include rental and depreciation expenses. The increase of $0.2 mil was due to rental and depreciation expenses associated with the set up of a replacement corporate office after the divestment of hotel business.

(iii) Other operating income

Other operating income increased by $3.6 mil mainly due to the increase in interest income earned from the balance of sale proceeds arising from the sale of the hotel business.

(iv) Profit/(Loss) from Continuing Operations

Profit from Continuing Operations increased by $3.0 mil mainly due to higher turnover and interest income, partially offset by higher operating expenses as mentioned above.

(v) Share of results of an associated company

Share of results of an associated company comprised earnings from the Group's 45% interest in Tincel Properties (Private) Limited ("Tincel Properties"), which owns the Raffles City Complex. This was higher than Q2 2005 due to better operating performance of Tincel Properties.

(vi) Finance costs

No finance cost was incurred in Q2 2006 as the Group had repaid all its borrowings.

(vii) Income tax expense

Income tax expense increased by $0.3 mil in tandem with higher profit before tax during the period.

(viii) Profit after tax from Discontinued Operations

On 30 September 2005, the Group completed the sale of its hotel business ("Discontinued Operations"). An analysis of the result of the Discontinued Operations is as follows:

	Discontinued Operations (Second Quarter)			Discontinued Operations (Year-to-Date)		
	Q2 2006	Q2 2005	Incr / (Decr)	30-Jun-06	30-Jun-05	Incr / (Decr)
	S$'000	S$'000	%	S$'000	S$'000	%
Turnover	-	**144,175**	n.m.	-	**282,034**	n.m.
Cost of sales	-	(68,742)	n.m.	-	(136,566)	n.m.
Gross profit		**75,433**	n.m.		**145,468**	n.m.
Advertising & promotion	-	(9,127)	n.m.	-	(16,584)	n.m.
General & administration	-	(13,091)	n.m.	-	(32,639)	n.m.
Property & maintenance	-	(34,986)	n.m.	-	(71,536)	n.m.
Other operating income	-	2,118	n.m.	-	4,842	n.m.
Profit from operating activities before exceptional items	-	**20,347**	n.m.	-	**29,551**	n.m.
Exceptional gains	14,333	-	n.m.	14,333	228	6,186
Profit before interest and tax	14,333	20,347	(30)	14,333	29,779	(52)
Finance costs	-	(1,909)	n.m.	-	(3,945)	n.m.
Profit before tax	14,333	18,438	(22)	14,333	25,834	(45)
Income tax expense	-	(3,179)	n.m.	-	(6,529)	n.m.
Profit after tax	14,333	15,259	(6)	14,333	19,305	(26)

In Q2 2006, exceptional gains of $14.3 mil comprises of $11.6 mil arising from final settlement of hotel divestment, net of transaction costs, and $2.7 mil arising from reversal of provisions no longer required.

(ix) Profit attributable to shareholders of the Company (PATMI)

Group PATMI increased from $22.3 mil in Q2 2005 to $25.6 mil in Q2 2006, due mainly to higher profit from Continuing Operations as discussed in 1(a)(iv) above, higher share of results of an associated company, partially offset by higher income tax expense as mentioned in 1(a)(vii) and lower PAT from Discontinued Operations.

(x) Additional Disclosure

	Group (Second Quarter)		
	Q2 2006	Q2 2005	Incr / (Decr)
	S$'000	S$'000	%
Continuing Operations			
Profit before tax was arrived at after:			
Charging			
Depreciation and amortisation	(147)	(7)	2,000
Interest expense	-	(795)	n.m.
Foreign exchange loss	(1,093)	-	n.m.
And crediting			
Interest income	5,439	266	1,945
Foreign exchange gain	-	463	n.m.
Discontinued Operations			
Profit before tax was arrived at after:			
Charging			
Depreciation and amortisation	-	(12,679)	n.m.
Allowance for doubtful debts	-	(113)	n.m.
Interest expense	-	(1,909)	n.m.
And crediting			
Interest income	-	266	n.m.
Net gain on disposal of property, plant and equipment	-	1,848	n.m.
Write-back of allowance for doubtful debts	-	1,510	n.m.
Foreign exchange gain	-	664	n.m.

(xi) Extraordinary items

Nil

(xii) Adjustments for under or over provision of tax in respect of prior year

In Q2 2006, the adjustment for under or over provision of tax in respect of prior years is immaterial (Q2 2005: immaterial).

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediate preceding financial year.

	Notes	Group		Company	
		30-Jun-06	31-Dec-05	30-Jun-06	31-Dec-05
		S$'000	S$'000	S$'000	S$'000
Current assets					
Cash and cash equivalents	i	661,842	593,798	634,451	567,137
Receivables	ii	5,937	83,786	5,556	84,084
Other current assets		106	107	89	107
		667,885	677,691	640,096	651,328
Non-current assets					
Receivables		-	135	-	135
Other investments and assets		2,963	2,963	2,963	2,963
Investment in an associated company		704,344	704,481	371,441	371,441
Investments in subsidiaries		-	-	16,198	16,198
Property, plant and equipment		216	439	58	78
		707,523	708,018	390,660	390,815
Total assets		**1,375,408**	**1,385,709**	**1,030,756**	**1,042,143**
Current liabilities					
Trade and other payables		19,783	29,275	19,154	29,175
Provision for income tax		21,044	19,357	16,404	14,797
Loan from a subsidiary		-	-	6	-
Provisions		1,951	2,925	1,951	2,925
		42,778	51,557	37,515	46,897
Non-current liabilities					
Deferred tax liabilities		9	-	-	-
Other non-current liabilities		1,703	1,621	1,703	1,621
Provisions		7,700	7,700	7,700	7,700
Loan from a subsidiary		-	-	4,267	4,277
		9,412	9,321	13,670	13,598
Total liabilities		**52,190**	**60,878**	**51,185**	**60,495**
Net assets	iii	**1,323,218**	**1,324,831**	**979,571**	**981,648**
Capital and reserves attributable to the Company's Equity holders					
Share capital		788,928	678,526	788,928	678,526
Reserves		534,290	646,305	190,643	303,122
Total equity		**1,323,218**	**1,324,831**	**979,571**	**981,648**

Explanatory Notes

(i) Cash and cash equivalents

Cash and cash equivalents increased by $68.0 mil to $661.8 mil, arising from receipt of additional consideration from sale of hotel business upon finalisation of completion accounts as well as interest income received in 2006, which more than funded dividend payment and operating expenses in the same period.

(ii) Receivables

Receivables decreased by $77.8 mil to $5.9 mil mainly due to receipt of additional consideration from sale of hotel business.

(iii) Net assets

The Group's net assets decreased by $1.6 mil to $1,323.2 mil as at 30 June 2006 compared to 31 December 2005. This was mainly due to payment of $42.6 mil dividend to shareholders in Q2 2006, partially offset by profit earned in first 6 months of 2006 and the proceeds from shares issued pursuant to the exercise of share options.

1(b) (ii) Aggregate amount of group's borrowings and debt securities

The Group has no outstanding borrowings as at 30 June 2006 (31 December 2005: Nil)

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

	Note	Group	
		Q2 2006	Q2 2005
		S$'000	S$'000
Cash flows from operating activities			
Profit before tax		28,559	28,620
Adjustments for :			
Exceptional gains		(14,333)	-
Mark-to-market gain on derivative financial instruments		-	(77)
Share-based payment expense		446	468
Depreciation and amortisation		147	12,686
Exchange difference		1,028	1,303
Interest income		(5,439)	(532)
Interest expense		-	2,704
Provision for retirement gratuity		41	63
Net loss on disposal of property, plant and equipment and other assets		-	(1,848)
Share of results of an associated company		(11,522)	(11,233)
OPERATING (LOSS)/PROFIT BEFORE WORKING CAPITAL CHANGES		(1,073)	32,154
Change in operating assets and liabilities :			
Inventories		-	386
Receivables		673	(4,428)
Payables		(3,065)	(7,315)
Cash generated from operations		(3,465)	20,797
Interest received from an associated company		20,127	20,127
Income tax paid		(5,363)	(4,804)
Long-term deposits refund		-	(227)
NET CASH INFLOW FROM OPERATING ACTIVITIES		11,299	35,893
Cash flows from investing activities			
Loans to owners of managed hotels		-	(4,429)
Purchase of property, plant and equipment		-	(1,990)
Other dividend and interest received		4,354	386
Proceeds from sale of property, plant and equipment		-	18,414
Payment of income support and profit warranty		(974)	-
Cash inflow arising from final settlement of hotel divestment		90,628	-
NET CASH INFLOW FROM INVESTING ACTIVITIES		94,008	12,381
Cash flows from financing activities			
Repayment of term borrowings		-	(24,752)
Interest paid		-	(3,476)
Proceeds from issue of shares under share option plan		1,591	785
Dividend paid to shareholders of the Company		(42,562)	(33,444)
NET CASH OUTFLOW USED IN FINANCING ACTIVITIES		(40,971)	(60,887)
Net increase/(decrease) in cash and cash equivalents held		64,336	(12,613)
Cash and cash equivalents at the beginning of the financial period		597,506	116,753
Cash and cash equivalents at the end of the financial period	i	661,842	104,140

Explanation Notes

i) For the purpose of the consolidated cash flow statement, the consolidated cash and cash equivalents at the end of the financial period comprised the following:

	Group	
	30-Jun-06	30-Jun-05
	S$'000	S$'000
Cash and cash equivalents	661,842	104,762
Less: Bank overdrafts	-	(622)
Cash and cash equivalents per consolidated cash flow statement	661,842	104,140

The balance of cash and cash equivalents as at 30 June 2006 increased by $557.7 mil as compared to the balance as at 30 June 2005. This was mainly due to net cashflow from operations as well as the balance of sale proceeds received from the divestment of hotel business in September 2005.

1 (d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

Group

	Total shareholders' equity					Minority interests	Total equity
	Share capital	Share premium	Investment revaluation reserve	Exchange fluctuation and other reserves	Retained profits		
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Apr 2006	787,337	-	225,245	5,229	319,453	-	1,337,264
Net currency translation adjustment	-	-	-	875	-	-	875
Net gains/(losses) not recognised in income statement	-	-	-	875	-	-	875
Net profit after tax	-	-	-	-	25,604	-	25,604
Total recognised(losses)/gains for the financial year	-	-	-	875	25,604	-	26,479
Value of employee service	-	-	-	446	-	-	446
Issue of shares under share option and performance shares plan	1,591	-	-	-	-	-	1,591
Dividend for 2005	-	-	-	-	(42,562)	-	(42,562)
As at 30 Jun 2006	788,928	-	225,245	6,550	302,495	-	1,323,218
As at 1 Apr 2005	668,560	105,233	232,103	(7,713)	581,296	54,377	1,633,856
Net currency translation adjustment	-	-	-	(6,360)	-	(1,448)	(7,808)
Net gains/losses not recognised in income statement	-	-	-	(6,360)	-	(1,448)	(7,808)
Net profit after tax	-	-	-	-	22,328	468	22,796
Total recognised gains for the financial year	-	-	-	(6,360)	22,328	(980)	14,988
Value of employee service	-	-	-	468	-	-	468
Issue of shares under share option and performance shares plan	702	83	-	-	-	-	785
Dividend for 2004	-	-	-	-	(33,444)		(33,444)
As at 30 Jun 2005	669,262	105,316	232,103	(13,605)	570,180	53,397	1,616,653

Company

	Share capital	Share premium	Exchange fluctuation and other reserves	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Apr 2006	787,337	-	4,025	202,987	994,349
Net profit after tax	-	-	-	25,747	25,747
Value of employee service	-	-	446	-	446
Issue of shares under share option and performance shares plan	1,591	-	-	-	1,591
Dividend for 2005				(42,562)	(42,562)
As at 30 Jun 2006	788,928	-	4,471	186,172	979,571
As at 1 April 2005	668,560	105,233	1,971	617,591	1,393,355
Net profit after tax	-	-	-	7,078	7,078
Value of employee service	-	-	456	-	456
Issue of shares under share option and performance shares plan	702	83	-	-	785
Dividend for 2004	-	-	-	(33,444)	(33,444)
As at 30 June 2005	669,262	105,316	2,427	591,225	1,368,230

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Share options
In Q2 2006, the Company issued 4,971,835 ordinary shares of S$0.32 each (Q2 2005: 1,881,580 ordinary shares of S$0.32 each) for cash upon the exercise of options granted under the Raffles Holdings Share Option Plan (the "Share Option Plan").

As at 30 June 2006, there were 17,441,360 (Q2 2005: 40,087,708) unissued shares under the Share Option Plan.

	Share options
Movements are as follows:	
As at 1 April 2006	22,545,954
Granted during the financial period	-
Cancelled during the financial period	(132,759)
Exercised during the financial period	(4,971,835)
As at 30 June 2006	17,441,360

Performance Shares
The Performance Share Plan contemplates the award of fully-paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company (the "Conditional Awards"). Performance shares are only released (the "Release") against the Conditional Awards at the end of the performance period and when the pre-determined targets are achieved. As at 30 June 2006, there were no Conditional Awards outstanding (Q2 2005: 3,618,856).

The details of the Performance Share Plan can be found in the 2005 Annual Report.

2. **Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice.**

The figures have not been audited nor reviewed by the Group's auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting year compared with the audited financial statements for the year ended 31 December 2005.

5. **If there are any changes in the accounting polices and method of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

Not applicable.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	Group (Second Quarter)		Group (Year-To-Date)	
	Q2 2006	Q2 2005	30-Jun-06	30-Jun-05
Continuing Operations				
(a) Based on the weighted average number of ordinary shares in issue (cents)	0.53	0.35	1.08	0.68
(b) On fully diluted basis (cents)	0.53	0.35	1.07	0.68
Discontinued Operations				
(a) Based on the weighted average number of ordinary shares in issue (cents)	0.67	0.72	0.67	0.92
(b) On fully diluted basis (cents)	0.67	0.71	0.67	0.91
Group				
(a) Based on the weighted average number of ordinary shares in issue (cents)	1.20	1.07	1.75	1.60
(b) On fully diluted basis (cents)	1.20	1.06	1.74	1.59

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the :-
(a) current financial period reported on; and
(b) immediately preceding financial year

	Group		Company	
	30-Jun-06	31-Dec-05	30-Jun-06	31-Dec-05
Net assets value* per ordinary shares (S$)	0.62	0.62	0.46	0.46

* Represents total assets minus total liabilities as defined in Chapter 1002 of the SGX Listing Manual.

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

(i) <u>Review of Financial Performance for Continuing Operations (Q2 2006 vs Q2 2005)</u>

The main activities of the Group's Continuing Business are its 45% interest in its associated company, Tincel Properties which owns the Raffles City Complex and the contract to manage the complex.

The Group achieved a PATMI from Continuing Operations of $11.3 mil in Q2 2006, a 51% increase compared to Q2 2005. This was mainly due to higher interest income earned from the balance of proceeds of hotel divestment and better performance of Tincel Properties.

PATMI from Discontinued Operations comprised of RHL's hotel business which was divested in 30 September 2005. In Q2 2006, PATMI from Discontinued Operations of $14.3 mil comprised exceptional gain of $11.6 mil arising from final settlement of hotel divestment, net of transaction expenses, as well as $2.7 mil arising from reversal of provisions no longer required.

The detail turnover and profitability of the Group are as outlined in the table below:

	Group (Second Quarter)				Group (Year-To-Date)			
	Q2 2006	Q2 2005	Incr / (Decr)		30-Jun-06	30-Jun-05	Incr / (Decr)	
Continuing Operations	S$'mil	S$'mil	S$'mil	%	S$'mil	S$'mil	S$'mil	%
Turnover	1.3	1.0	0.3	30	2.2	1.8	0.4	22
Profitability								
Earnings before interest, tax, depreciation & amortisation (EBITDA)	14.4	11.0	3.4	31	30.1	21.4	8.7	41
Profit after tax and minority interests attributable to shareholders (PATMI)	**11.3** *	**7.5**	**3.8**	**51**	**22.9** **	**14.4**	**8.5**	**59**
Discontinued Operations								
Profit after tax and minority interests attributable to shareholders (PATMI)	14.3	14.8	(0.5)	(3)	14.3	19.1	(4.8)	(25)
Total PATMI	25.6	22.3	3.3	15	37.2	33.5	3.7	11

* Includes interest income of $4.4 mil (Q2 2005: $0.2 mil) (net of tax).

** Includes interest income of $8.3 mil (YTD 30 June 2005: $0.6 mil) (net of tax)

(ii) Review of Operating Performance (Q2 2006 vs Q2 2005)

The main activities of the Group's Continuing Business are its 45% interest in Tincel Properties which owns Raffles City Complex and the contract to manage the complex. The Raffles City Complex comprises the 2 hotels, namely Raffles The Plaza and Swissotel The Stamford, with 2032 guest rooms, Raffles City Shopping Centre with 28,382 square metres of retail space and Raffles City Tower with 34,852 square metres of office space.

Lease Rental from Raffles The Plaza and Swissotel The Stamford

As at Q2 2006, rental revenue from the lease of the hotels increased by 4.8% over Q2 2005. This was due to higher contribution from variable rent arising from growth in the hotels' gross revenue and higher service charge contribution.

The two hotels continue to benefit from the improvement in visitor arrivals to Singapore, which as at 31 May 2006 exceeded the corresponding period in 2005 by 11.7% to reach 3.44 million arrivals.

Raffles City Shopping Centre ("RCSC")

Leasing demand remained strong in Q2 2006 as retail space in various new & refurbished retail developments reported high commitment rates of more than 80%, well ahead of their opening dates. Against this active market, prime Orchard Road rent rose 0.9% to $33.60 psf pm while suburban prime rent remained steady at $27.20 psf pm quarter-on-quarter.

As at Q2 2006, average occupancy at RCSC rose to 99.05% from 97.5% in the preceding quarter. This was also an improvement over the 98.5% achieved as at Q2 2005. The increase in occupancy rate resulted from the introduction of a number of new fashion brands notably Coach, Francesco Biasia, EQIQ, L.S.D., Giordano Ladies, Beauty De Quest and I AM as well as F&B outlets such as Sushi-Tei and Spinelli. RCSC continued to be successful in maintaining its premium positioning with a fashion and lifestyle focus. Shopper traffic remained consistently strong year-on-year, averaging 2.2 million shoppers per month.

In Q2 2006, RCSC's rental revenue increased by 4.9% over Q2 2005 as a result of the increase in retail space arising from asset enhancement initiatives, higher occupancy rate as well as higher renewal rents.

Implementation of asset enhancement initiatives together with the opening of Phase 1 of the Raffles MarketPlace on 5 May 2006 resulted in the addition of 650 square metres of retail space over Q1 2006.

Phase II of The Raffles MarketPlace opens in mid July 2006. It features trendy lifestyle, fashion and F&B offerings in an informal and organic setting. The Raffles MarketPlace was 86% pre-committed as at end June 2006.

Raffles City Tower ("RCT")

In Q2 2006, demand for space was fuelled mainly by financial institutions expanding their global operations in Singapore. Rentals continued to trend upwards during the quarter. As at end June, average prime rents grew 7.1% to $6.00 psf from Q1 2006 while Grade A rents rose 13.3% to $6.80 psf quarter-on-quarter. Occupancy for Grade A buildings improved by 2.7% to 97.3% in Q2 2006.

RCT achieved occupancy of 99.1% as at Q2 2006, 0.4 percentage points above Q1 2006 and 6.1 percentage points higher than the corresponding period in 2005. Revenue for the quarter was 4.9% higher than the corresponding period in 2005.

(iii) Awards and Accolades

In Q2 2006, Raffles Holdings Limited came in second in the latest Business Times Corporate Transparency Index 2006, out of a total of 431 listed companies assessed.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

In its Q1 2006 results announcement, it was stated that:

"The Group expects its performance in Q2 2006 to be profitable."

The current announced results are in line with the prospect statement disclosed to the shareholders in the last announcement.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

(i) <u>Group's Outlook on Operating Performance for Q3 2006 and Full Year 2006</u>

The Group expects its performance in Q3 2006 and the whole of 2006 to be profitable.

As mentioned in its Extraordinary General Meeting ("EGM") circular dated 15 June 2006, upon completion of the sale of Raffles City Complex, the Group's share of the gain arising from the sale, on a pro forma basis assuming the sale had taken place on 31 December 2005, is estimated to be $435.1 mil, including realization of revaluation reserves and net of transaction expenses.

(ii) <u>Sale of Raffles City by the Group's 45% Equity Interest Associate</u>

At the EGM of the Company held on 13 July 2006, a resolution was duly passed to approve the sale of Raffles City Complex by the Company's 45% equity interest associated company, Tincel Properties (Private) Limited (the "Sale"). The completion of the Sale will take place on 1 September 2006, 45 days after the date of the Sale and Purchase Agreement.

(iii) <u>Capital Reduction and Capital Distribution to Shareholders</u>

At the same EGM, a special resolution to approve the reduction of the issued share capital of the Company by an amount of up to S$794.0 mil and that such reduction be effected by returning to shareholders of the Company $0.37 in cash for each share held at the books closure date was duly passed. The expected payment date for the capital reduction and capital distribution is 13 October 2006.

(iv) <u>Payment of Special Interim Dividend</u>

On 13 June 2006, the Company announced that a special interim dividend of up to $0.33 in cash for each share held at the books closure date would be returned to shareholders. As mentioned in the EGM circular dated 15 June 2006, based on the number of shares in issue as at the Latest Practicable Date and on the basis of the special interim dividend of $0.33 per share, assuming all share options outstanding are exercised, the aggregate amount of the special interim dividend will be approximately $708.0 mil. The expected date of payment is 13 October 2006.

(v) **Clean Exit for Shareholders**

As stated in its announcement on 24 April 2006 and the EGM circular dated 15 June 2006, the Company is exploring various options to provide its shareholders with a clean exit from their shares in the Company ("Shares") upon completion of the Sale and the distribution of all available cash, including but not limited to a voluntary de-listing of the RHL shares with an exit offer in cash to be made to the shareholders. The Company expects to be in a position to finalise and announce the terms of such exit for its shareholders in the fourth quarter of 2006, after receiving the proceeds from the Sale and after the distribution of cash.

(vi) **Continued Trading of Shares after Completion of the Sale of Raffles City**

On 22 June 2006, the Company announced that the SGX-ST has on 21 June 2006 granted the Company's application for a waiver from compliance with Rule 1018 and 1303(2) and has no objection for the RHL shares to continue to trade from completion of the Sale to the completion of the clean exit for its shareholders.

The SGX-ST's grant of such waiver is subject to:

a) the Company announcing details of the clean exit to its shareholders on or before 13 October 2006, being the expected date of the completion of capital reduction and capital distribution;

b) the Company making an announcement as required under Rule 107 of the SGX-ST Listing Manual of the waiver granted, disclosing the reasons for the waiver and the conditions attached; and

c) the Company making the necessary announcements to update its shareholders regularly to enable the shareholders to make informed decisions in respect of the trading of RHL shares.

11. Dividend

(a) Current Financial Period Reported On
Any dividend declared for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year
Any dividend declared for the corresponding period of the immediately preceding financial year? No

(c) Date Payable
NA

(d) Book Closure Date
NA

12. If no dividend has been declared / recommended, a statement to that effect.

NA

13. Interested persons transactions disclosure pursuant to Shareholders' Mandate*

Interested Persons	Aggregate value of all interested persons transactions during the financial quarter under review (excluding transactions less than S$100,000 and transactions conducted under Shareholders' Mandate*)	Aggregate value of all interested persons transactions conducted under Shareholders' Mandate* (excluding transactions less than S$100,000)
	S$'000	S$'000
CapitaLand Limited Group	-	-
Temasek Group	-	-
Total	-	-

* As renewed at Annual General Meeting on 27 April 2006.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Ng Lai Leng
Company Secretary
27 July 2006

Raffles HOLDINGS
A Member of CapitaLand

NEWS RELEASE

Raffles Holdings' Financial Results (Unaudited) for the Second Quarter ended 30 June 2006

SINGAPORE, 27 JULY 2006 – Raffles Holdings Limited today reported its financial results (unaudited) for the second quarter ended 30 June 2006.

FINANCIAL HIGHLIGHTS

	Second Quarter 2006 (Q2 2006) S$'million	Second Quarter 2005 (Q2 2005) S$'million	Growth %
Continuing Operations[1] Turnover	1.3	1.0	30 ↑
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	14.4	11.0	31 ↑
Profit after tax and minority interests attributable to shareholders (PATMI)	11.3 [3]	7.5	51 ↑

Group Profit after tax and minority interests attributable to shareholders (PATMI)	25.6	22.3	15 ↑
Comprises:			
Continuing Operations	*11.3* [3]	*7.5*	*51* ↑
Discontinued Operations[2]	*14.3*	*14.8*	*3* ↓

Group EPS (cents)	1.20	1.07	12 ↑
Comprises:			
Continuing Operations	*0.53*	*0.35*	*51* ↑
Discontinued Operations	*0.67*	*0.72*	*7* ↓

n.m. not meaningful

Notes:

(1) Continuing Operations comprise of Raffles Holdings Limited ("RHL" or "the Company")'s 45% equity interest in Tincel Properties (Private) Limited ("Tincel Properties"), which owns Raffles City Complex, and the contract to manage the complex.

(2) Discontinued Operations comprise of RHL's entire hotel business which it divested on 30 September 2005.

(3) Includes interest income of $4.4 mil (Q2 2005: $0.2 mil) (net of tax).

- **GROUP PATMI INCREASED BY 15% IN Q2 2006**

  - The Group achieved a PATMI from Continuing Operations of $11.3 mil in Q2 2006, a **51%** increase compared to Q2 2005. This was mainly due to higher interest income earned from the balance of proceeds of hotel divestment and better performance of the Group's associated company, Tincel Properties (Private) Limited ("Tincel Properties").

  - Higher PATMI was also due to exceptional gains of $14.3 mil which comprised of $11.6 mil arising from final settlement of hotel divestment, net of transaction costs.

- **STRONG PERFORMANCE IN THE SECOND QUARTER OF 2006**

  "The Group has achieved stronger operating performance in the second quarter of 2006.

  Boosted by higher demand for office space and increase in visitor arrivals, our 45% associated company, Tincel Properties recorded higher contributions from the Raffles City Shopping Centre, Raffles City Tower as well as higher lease rental from the two hotels – Raffles The Plaza and Swissotel The Stamford."

  Ms Jennie Chua, President & CEO, Raffles Holdings Limited

- **RAFFLES CITY SALE APPROVED - CASH TO BE RETURNED TO SHAREHOLDERS**

  "The Sale of Raffles City by Tincel Properties was duly approved by shareholders at the Extraordinary General Meeting held on 13 July 2006. The Board wishes to thank all shareholders for their valuable feedback on the Sale of Raffles City and unwavering support all these years.

  As announced, the Company will be returning up to S$0.70 cash per share to shareholders. The expected date of payment is 13 October 2006.

  The Company is exploring various options to provide shareholders with a clean exit from their shares in the Company, including but not limited to a voluntary de-listing of RHL shares with an exit offer in cash to be made to shareholders."

  Mr Cheng Wai Keung, Chairman, Raffles Holdings Limited

# # # #

About Raffles Holdings Limited (Ticker: Bloomberg – RHL SP EQUITY, Reuters – RHLT.SI)

Raffles Holdings Limited is a company headquartered in Singapore and listed on the Singapore Stock Exchange. It has a 45% direct equity interest in Tincel Properties (Private) Limited, which owns Raffles City Complex, a multi-use development located in Singapore's prime business district which the Company manages.

The Raffles City Complex comprises two hotels (with a total of 2,032 rooms), an office tower block (with a net leaseable space of 34,852 square metres), a retail complex (with a net leaseable space of 28,382 square metres) and a convention centre.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 70 cities in 18 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

For more information, please contact:

Khoo Li Ching (Ms)
Assistant Manager, Corporate Secretariat / Investor Relations

Raffles Holdings Limited
(Regn. No.: 199506093G)
250 North Bridge Road #15-03/04
Raffles City Tower
Singapore 179101
Tel: (65) 6398 5774
Fax: (65) 6398 5767
E-mail: investor@rafflesholdings.com

Or visit our website at www.rafflesholdings.com

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	28-Jul-2006 12:34:56
Announcement No.	00015

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand - "Report for the half year ended 30 June 2006"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter. For details, please refer to the announcement posted by Australand on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138
Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde
T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

ASX ANNOUNCEMENT

28 July 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

REPORT FOR THE HALF YEAR ENDED 30 JUNE 2006

Attached is Australand's half year results information required by ASX Listing Rule 4.2A. It should be read in conjunction with the company's financial report for the year ended 31 December 2005. Also attached are the slides for Australand's results presentation. The results presentation will be available via audio webcast from our website www.australand.com.au commencing at 10.00am Friday 28 July 2006.

The attachments comprise:

- Appendix 4D and Financial Report for Half Year Ended 30 June 2006
- Slides for presentation

For further information, please contact:

Michael Newsom
Company Secretary
Tel: +61 2 9767 2177
Email: mnewsom@australand.com.au

APPENDIX 4D

For the half-year ended 30 June 2006

AUSTRALAND COMPRISES AUSTRALAND HOLDINGS LIMITED, AUSTRALAND PROPERTY TRUST, AUSTRALAND PROPERTY TRUST NO.4 AND AUSTRALAND PROPERTY TRUST NO.5.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

		Consolidated	
		June 2006	June 2005
		$'000	$'000
Revenue from continuing operations[1]	**Down 52% to**	**442,162**	912,969
Net profit attributable to stapled security holders	**Down 1% to**	**89,256**	89,821

Distributions/Dividends	**Total Dividends/ Distributions**	**Distribution per trust units**	**Dividend per share**	**Franked amount per share**
Interim distribution – June 2006 half-year:				
March 2006 quarter – paid	**4.00**	1.59	2.41	2.41
June 2006 quarter – declared (to be paid on 3 August 2006)	**4.00**	2.45	1.55	1.55
Total	**8.00**	4.04	3.96	3.96

Record date for determining entitlements to the dividend / distribution 5.00pm, 30 June 2006

Explanation of results

[1] The comparative revenue for the six months ended 30 June 2005 includes one-off AIFRS adjustments, including $342 million in respect to the Commercial and Industrial sale of properties into the Australand Wholesale Property Trust No. 4 (AWPT4).

Please refer to the attached commentary for further explanation of the results

AUSTRALAND

Australand

Australand is a stapled entity that comprises Australand Holdings Limited (ABN 12 008 443 696), Australand Property Trust (ARSN 106 680 424), Australand Property Trust No. 4 (ARSN 108 254 413) and Australand Property Trust No. 5 (ARSN 108 254 771) and their respective controlled entities.

Appendix 4D and Financial Report for the Half-year ended 30 June 2006

This half-year financial report constitutes the Appendix 4D prepared in accordance with the Australian Stock Exchange Listing Rules and the half-year financial report in accordance with the Corporations Act 2001. This report does not include all of the notes normally included in an annual financial report. Accordingly, it is recommended that this report be read in conjunction with the financial report for the year ended 31 December 2005 and any public announcements made by Australand during the half-year to 30 June 2006.

APPENDIX 4D

For the half-year ended 30 June 2006

AUSTRALAND COMPRISES AUSTRALAND HOLDINGS LIMITED, AUSTRALAND PROPERTY TRUST, AUSTRALAND PROPERTY TRUST NO.4 AND AUSTRALAND PROPERTY TRUST NO.5.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

		Consolidated	
		June 2006	June 2005
		$'000	$'000
Revenue from continuing operations[1]	**Down 52% to**	**442,162**	912,969
Net profit attributable to stapled security holders	**Down 1% to**	**89,256**	89,821

Distributions/Dividends	**Total Dividends/ Distributions**	**Distribution per trust units**	**Dividend per share**	**Franked amount per share**
Interim distribution – June 2006 half-year:				
March 2006 quarter – paid	**4.00**	1.59	2.41	2.41
June 2006 quarter – declared (to be paid on 3 August 2006)	**4.00**	2.45	1.55	1.55
Total	**8.00**	4.04	3.96	3.96

Record date for determining entitlements to the dividend / distribution 5.00pm, 30 June 2006

Explanation of results

[1] The comparative revenue for the six months ended 30 June 2005 includes one-off AIFRS adjustments, including $342 million in respect to the Commercial and Industrial sale of properties into the Australand Wholesale Property Trust No. 4 (AWPT4).

Please refer to the attached commentary for further explanation of the results

AUSTRALAND ANNOUNCES NET PROFIT OF $89.3 MILLION FOR THE HALF YEAR ENDED 30 JUNE 2006

Australand today announced a net profit after tax and minority interests of $89.3 million for the half year ended 30 June 2006, in line with the prior corresponding period. The result was achieved following a strong performance from the Commercial & Industrial Division, where profitability was in line with last year and the Investment Property Portfolio which generated a 32% increase in profitability attributable to the first full six month accounting period following the Group's merger with APT4 and APT5. These strong results offset the Residential Division's decline in profitability.

Earnings per stapled security fell 2.8% to 10.3 cents whilst Dividend/Distributions have been maintained at 8 cents per stapled security reflecting the expected higher Residential Division contribution in the second half.

Net tangible assets per stapled security increased 7% to $1.46.

FINANCIAL RESULTS SUMMARY

Half year ended June 2006:	2006	2005	Change
Gross revenue, excluding joint ventures ($m)	**442.2**	913.0	-52%
Net profit attributable to stapled security holders ($m)	**89.3**	89.8	-1%
Key Metrics:			
Earnings per stapled security[1] (cents)	**10.3**	10.6	-3%
Distribution/dividend per stapled security[1] (cents)	**8.0**	8.0	-
Return on shareholders funds[2] (%)	**7.2**	7.7	-6%
Net tangible asset backing per stapled security	**$1.46**	$1.37	+7%

1 EPS and DPS calculation includes all interests of the stapled security holders in the Australand Group. This includes APT4 and APT5 from the date of stapling which technically is treated as minority interest pursuant to accounting standards

2 Net profit after tax ÷ Total stapled group equity interest (weighted average)

DIRECTORS' REPORT

Australand Holdings Limited (AHL), Australand Property Limited (APL) (as the responsible entity of Australand Property Trust and Australand ASSETS Trust) and Australand Investments Limited (AIL) (as the responsible entity of Australand Property Trust No. 4 and Australand Property Trust No. 5) have identical boards of directors. The term board herein should be read as references to these boards.

The Directors of the Board present their Report, together with the consolidated Financial Report of Australand Holdings Limited and its controlled entities for the half-year ended 30 June 2006, and the Independent Review Report thereon. The Financial Report includes the consolidated entity, represented by AHL and its controlled entities including, Australand Property Trust and its controlled entities, Australand Property Trust No. 4 and its controlled entities and Australand Property Trust No. 5 and its controlled entities (collectively, the Trusts).

REVIEW OF OPERATIONS

Finance

As highlighted last year, there was a one-off AIFRS impact in the first half of last year which saw the recognition of $342 million of revenue and $8 million of profit before tax in the Commercial & Industrial Division from the sale of properties into the Australand Wholesale Property Trust No. 4 (AWPT4). This revenue had previously been recorded under Australian Generally Accepted Accounting Principles (AGAAP) progressively during 2003 and 2004. The following table demonstrates the impact of this:

	For the 6 month periods ended			
	June 2006 AIFRS	June 2005 Normalised	June 2005 AIFRS	June 2004 AIFRS
Revenue	442.2	571.0	913.0	388.6
Profit before tax	105.7	95.5	103.5	58.3
Net profit after tax and minorities	89.3	84.2	89.8	49.8

During the period, the Group negotiated the termination of a large joint venture, which resulted in the Group gaining control of, and consolidating, $95 million of additional assets and debt. This, combined with strategic acquisitions, timing of completions and some slowing in turnover of finished stock has seen development assets increase from $1,603.9 million at December 2005 to $1,855.4 million at June 2006.

Gearing (total liabilities : total tangible assets, cash adjusted) has reduced from 51.2% at December 2005 to 51.0% at June 2006.

In March, $95.1 million of net proceeds were received from the final instalment of the ASSETS hybrid equity and the Group issued a further $267 million of Commercial Mortgage Backed Securities (CMBS), which helped to reduce the cost of debt to a margin of 0.7% above the 90 day bank bill rate (BBSW).

Residential

The Residential Division earned a profit before tax of $32.7 million from wholly owned sales revenue of $328 million and joint venture profit entitlements, for the 6 months ended 30 June 2006. The following table identifies unit sales and revenue for each product category.

	Lots No.	Houses No.	Apartments No.	Total Revenue $m
Wholly Owned Projects	439	295	145	328
Joint Venture Projects*	116	7	83	85
Total	**555**	**302**	**228**	**413**

* Numbers represent Australand's 50% interest in these joint ventures.

The Division's profit before tax was lower than the corresponding period last year by 37.5%, due to:

1. Lower margin contributions in respect of apartment projects for which settlements were brought to account during the period;
2. Lower joint venture profits; and
3. A smaller contribution from the highly profitable Perth business unit as a consequence of a reduction in the number of projects on the market.

Market conditions differ significantly across the geographic, price and product segments in each of the cities to the extent that:

1. Land sales continue to be strong in the eastern and southern suburbs of Melbourne;
2. There continues to be steady demand for land in the southern Brisbane suburbs and for some mid-range priced Gold Coast projects';
3. There is significantly more demand for land than supply in Perth; and
4. Housing sales across Melbourne and Sydney and the northern suburbs of Brisbane have been below expectation.

As foreshadowed, the level of sales being generated by South East Queensland and Sydney apartment projects continues to be lower than in previous years, partly due to the fact that a much smaller number of projects are now on the market and partly due to the weaker market sentiment. However, the Group's landmark Freshwater apartment project has experienced a lift in both enquiry and sales to levels not seen since 2004. Management has continued to reduce the level of investment in Apartment projects and hopes to reduce the Group's exposure to the sector to $300 million by mid 2007. This will result in approximately $200 million being reinvested in higher yielding land and housing projects.

The continuing decline in rental vacancy rates and improved rental yields will inevitably lead to an improvement in market sentiment and the Division is anticipating better enquiry and sales over the next twelve months. Residential vacancy rates are now close to historical lows at approximately 2.0% in Sydney, 1.8% in Melbourne, 1.5% in Brisbane and 1.4% in Perth. It should be noted that of the 1,222 apartments managed by Australand, only 5 or 0.4% were vacant at the end of June.

As part of the restocking strategy, Australand has committed over $133 million to the acquisition of new residential projects over the last 6 months. The Residential Division's projected longer term yields and sales revenue from existing residential projects is currently anticipated to be as follows:

Residential Division: Future yields and revenue (existing projects)

	No. of projects	Future Yield			Future Revenue $'m			Trading life
		Land Lots	Houses	Apartments	Land	Houses	Apartments	
1. Split By State								
Sydney	26	939	1,031	1,095	325	630	742	Up to 8 years
Melbourne	43	3,044	2,050	375	488	814	304	Up to 10 years
South East Qld	17	495	1,010	354	119	583	310	Up to 7 years
Perth	12	1,105	548	796	509	176	700	Up to 5 years
Total	**98**	**5,583**	**4,639**	**2,620**	**1,441**	**2,203**	**2,056**	
2. Split between wholly owned and joint venture								
Wholly Owned	78	3,103	3,803	1,975	914	1,746	1,626	
Australand share of Joint Ventures	20	2,480	836	645	527	457	430	
Total	**98**	**5,583**	**4,639**	**2,620**	**1,441**	**2,203**	**2,056**	

Commercial & Industrial

During the June 2006 half year, the Commercial & Industrial Division generated a net profit before tax, of $15.5 million, from the sale of Industrial land and the construction of Industrial & Commercial projects, with an aggregate value of $128.6 million, in respect of which joint venture projects contributed $50.6 million.

Industrial projects with a total net lettable area of 70,800 sq. metres and a market value of $59.1 million were completed during the half-year and transactions involving 254,929 sqm of industrial land and 251,910 sqm of new industrial building pre-commitments were finalised.

Operational highlights for the June 2006 half year included:

- Tenant commitment for the remaining vacant space within the Freshwater Commercial Office Tower in Southbank, Melbourne;
- Unconditional acquisition of new industrial landbanks totalling approximately 207 hectares including wholly owned properties at Erskine Park in NSW and Derrimut in Victoria as well as joint venture interests in properties, located in Clayton South in Victoria and Parkinson in Queensland;
- The Group's development pipeline at 30 June 2006 has increased 33% on 31 December 2005 and is summarised as follows:

	sqm
Pre-leased projects under construction	127,000
Owner-occupier projects under construction	36,000
Pre-leased projects awaiting planning consents	118,000
Total	281,000

- The construction of Coles Myer Limited's new distribution centre (45,000 square metres) at Goulburn, NSW, is slightly ahead of schedule and will be completed during the December quarter of 2006 and, following completion, retained by APT.

Investment Property

The Investment Property division generated a net profit before tax of $89.4 million, for the 2006 half year comprising net property income of $47.7 million and a gain from the revaluation of the Trusts' investment portfolio of $41.7 million.

During the half-year the assets of the investment portfolio grew from approximately $1.3 billion to $1.4 billion, with the addition of 4 industrial properties, expansion of one property and revaluations. The portfolio now totals 53 commercial office and industrial properties, located predominantly along the eastern seaboard.

Properties Completed during half-year

Property	Suburb	State	Tenant	Property Type	Lettable Area m^2	Value $m
120 Link Road	Tullamarine	VIC	The Reject Shop	Industrial	26,517	16.8
23 Scanlon Drive	Epping	VIC	Sumitomo Australia Limited	Industrial	12,361	13.2
34-78 South Park Drive	Dandenong South	VIC	Clifford Hallam Healthcare Pty Ltd	Industrial	10,998	9.6
10 Bulter Boulevard	Adelaide Airport	SA	Toll Holdings Limited	Industrial	8,461	7.3
91 Transport Avenue[1]	Adelaide Airport	SA	LG Electronics Pty Ltd	Industrial	2,142	2.3
Total					**60,479**	**49.2**

[1] Expansion of existing facility

Part of the investment property portfolio was independently valued as at 30 June 2006 and this information was used by the directors to form a view as to the market value of the remainder of the portfolio to determine the aggregate value as at 30 June 2006 of $1.409 billion. The balance of the portfolio will be the subject of independent valuations prior to 31 December 2006.

Investment property portfolio by state and type

1. Split by State				**2. Split by Property Type**			
	Value $m	**Portfolio %**	**Properties No.**		**Value $m**	**Portfolio %**	**Properties No.**
NSW	783.5	55%	19	Office	712.1	50%	12
VIC	473.0	34%	20	Industrial	684.2	49%	40
QLD	113.3	8%	9	Car Park	13.1	1%	1
SA	31.5	2%	4				
WA	8.1	1%	1				
Total	**1,409.4**	**100%**	**53**	**Total**	**1,409.4**	**100%**	**53**

Highlights during the half-year included the progress in leasing the balance of Freshwater Place Office Tower, Southbank, as noted, plus a further full floor being committed at 66 Goulburn St., Sydney and Amcor Packaging's lease renewal at their Rocklea, Queensland facility.

The portfolio continues to expand via Commercial & Industrial pipeline developments whilst rental cash flow security and lease terms continue to improve (the weighted average lease expiry by base rent is 7.4 years).

RETIREMENT OF MANAGING DIRECTOR

In response to the current Managing Director's advice to the Board that he intends to retire about mid 2007, the Board has appointed executive search consultants to identify both internal and external candidates who have the appropriate experience, qualifications and personal attributes to fill this role. It is anticipated that the appropriate person will be appointed by the end of 2006 to the position of Chief Operating Officer – Managing Director Designate to facilitate a smooth transfer of responsibilities.

OUTLOOK

While there was a noticeable upturn in enquiry and sales across most residential projects during the March quarter, the combined effect of petrol price increases and the 25bps increase in interest rates which occurred in May, has significantly dampened residential market sentiment and sales activity.

The size of the full time employment base in Sydney and Melbourne has contracted by 0.6% and 0.8% respectively over the last twelve months and, despite increases in the size of the part-time work-force of 2% and 6% respectively, this also may cause demand for owner occupier residential property to be subdued.

By contrast, residential rental property vacancy rates in all capital cities continue to fall to levels which will inevitably force some families to buy houses rather than rent within the next 6 months, because the demand for rental properties is about to exceed supply in all the major capital cities. However, this factor may have a bigger positive impact on demand from owner occupiers in 2007 than in 2006.

Australand expects that the weaker demand as a consequence of higher fuel prices and the May interest rate increase may reduce the Residential Division's full year result by approximately 10% to 20% below the 2005 result, depending on the extent of future interest rate increases (if any). Higher interest rates usually lead to reduced rates of sale and effectively defer profit from 2006 to later years, though underlying project profit margins remain satisfactory. This, together with a higher level of sales from new Perth projects, should enable the Residential Division to produce an improved 2007 result.

The full year result will reflect the significant increase in investment property income, the expected strong profit contribution from the Commercial and Industrial Division and the already identifiable Residential Division profit. Potential increases in interest rates may slightly reduce the profit after tax and minorities, but before revaluations, compared to the corresponding 2005 result. However, we expect the Group's full year profit after tax and minorities to be approximately 5 – 10% above last year's $201 million.

As previously advised, dividends/distributions will continue at the level of 16.5 cents per stapled security for 2006.

DIRECTORS

The following persons were directors of the Board of Australand Holdings Limited and Australand Property Limited during the half-year ended 30 June 2006 and up to the date of this report:

THAM Kui Seng (Chairman)
James Glen SERVICE, AO (Deputy Chairman)
Brendan Patrick CROTTY (Managing Director)
William John BEERWORTH
Lt Gen (Ret'd) Winston CHOO
Ian Farley HUTCHINSON
Paul Dean ISHERWOOD, AO
KEE Teck Koon (resigned 29 June 2006)
LUI Chong Chee
WEN Khai Meng (appointed 29 June 2006)

DISTRIBUTIONS

Dividends paid or declared by Australand Holdings Limited and distributions paid or declared by Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 to security holders since the end of the previous financial year were:

Type	Payment per stapled security	Total amount $'000	Date of payment
Final for 2005	4.5	39,287	8 February 2006
Interim for March quarter 2006	4.0	35,419	4 May 2006
Interim for June quarter 2006	4.0	35,927	3 August 2006

Dividends on ordinary shares were fully franked at the prevailing tax rate of 30% (2005: 30%).

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

There were no significant changes in the state of affairs of Australand Property Group during the financial period.

AUDITORS' INDEPENDENCE DECLARATION

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 9.

ROUNDING OF AMOUNTS

Australand is an entity of the kind referred to in Class Order 98/100 dated 10 July 1998 issued by the Australian Securities and Investments Commission relating to the rounding off of amounts in the Directors' Report and consolidated Financial Report. In accordance with that Class Order, amounts in the Directors' Report and consolidated Financial Report have been rounded off to the nearest thousand dollars unless otherwise stated.

Dated at Sydney this 28th day of July 2006.

Signed in accordance with a resolution of the Directors.

Brendan Crotty
Managing Director

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the review of Australand Holdings Limited for the half year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Australand Holdings Limited and the entities it controlled during the period.

Matthew Lunn
Partner
PricewaterhouseCoopers

Sydney
28 July 2006

CONSOLIDATED INCOME STATEMENT

For the Half-Year Ended 30 June 2006

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000
Revenue from continuing operations		**442,162**	912,969
Cost of properties sold		**(283,667)**	(759,532)
Development profit recognised through valuation of properties transferred to Australand Property Trusts		**1,299**	-
Share of net profits of joint ventures accounted for using the equity method		**14,665**	5,399
Investment property expenses		**(10,691)**	(4,489)
Employee expenses		**(43,136)**	(45,791)
Depreciation		**(1,727)**	(1,038)
Finance cost - net		**(27,915)**	(17,702)
Other expenses		**(24,424)**	(22,571)
Net gains from fair value adjustments on investment property		**39,135**	36,215
Profit before income tax		**105,701**	103,460
Income tax expense		**(7,506)**	(12,577)
Net profit		**98,195**	90,883
Net profit attributable to other equity holders of development projects (minority interest)		**-**	(1,062)
Net profit attributable to ASSETS hybrid equity holders (minority interest)		**(8,939)**	-
Profit attributable to stapled security holders of Australand		**89,256**	89,821
Attributable to:			
Equity holders of AHL and APT		**71,809**	89,821
Equity holders of other stapled entities (minority interest):			
- Australand Property Trust No.4 (APT4)		**13,697**	-
- Australand Property Trust No.5 (APT5)		**3,750**	-
Profit attributable to stapled security holders of Australand		**89,256**	89,821
Earnings per stapled security share for profit attributable to the ordinary equity holders of AHL and APT (parent entity)			
Basic earnings per stapled security	2	**8.3 cents**	10.6 cents
Diluted earnings per stapled security	2	**8.2 cents**	10.5 cents
The above income statement should also be read in conjunction with the accompanying notes, including note 2 which presents the following earnings per stapled security for profit attributable to the stapled equity holders:			
Basic earnings per stapled security	2	**10.3 cents**	10.6 cents
Diluted earnings per stapled security	2	**10.2 cents**	10.5 cents

The above consolidated income statement should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET
As at 30 June 2006

	Notes	Consolidated June 2006 $'000	Consolidated Dec 2005 $'000
Current Assets			
Cash and cash equivalents		**19,448**	17,640
Receivables		**126,789**	272,598
Inventories		**710,444**	484,964
Other assets		**5,479**	6,036
Derivative financial instruments		**16,595**	-
Total Current Assets		**878,755**	781,238
Non-Current Assets			
Inventories		**739,416**	707,949
Investments accounted for using the equity method		**190,548**	226,380
Other financial assets		**-**	-
Investment properties		**1,412,630**	1,318,605
Property, plant and equipment		**38,471**	38,796
Deferred tax assets		**-**	8,297
Total Non-Current Assets		**2,381,065**	2,300,027
Total Assets		**3,259,820**	3,081,265
Current Liabilities			
Payables		**100,456**	138,074
Interest bearing liabilities		**-**	335,482
Derivative financial instruments		**-**	4,193
Current tax liabilities		**1,312**	27,116
Provisions		**70,656**	68,817
Land vendor liabilities		**103,744**	46,785
Total Current Liabilities		**276,168**	620,467
Non-Current Liabilities			
Interest bearing liabilities		**1,330,500**	898,000
Deferred tax liabilities		**10,435**	-
Provisions		**11,657**	8,481
Land vendor liabilities		**43,500**	57,826
Total Non-Current Liabilities		**1,396,092**	964,307
Total Liabilities		**1,672,260**	1,584,774
Net Assets		**1,587,560**	1,496,491
Equity			
Equity holders of AHL and APT			
Contributed equity		**939,252**	899,820
Reserves		**18,647**	(2,306)
Retained profits	4	**155,607**	144,558
		1,113,506	1,042,072
Equity holders of APT4 and APT5 (minority interest)		**205,396**	185,761
Stapled security holders interest in the Group		**1,318,902**	1,227,833
ASSETS hybrid equity		**268,658**	268,658
Total Equity		**1,587,560**	1,496,491

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Half-year Ended 30 June 2006

	Consolidated June 2006 $'000	Consolidated June 2005 $'000
Total equity at the beginning of the half-year	**1,496,491**	1,142,127
Net profit for the half-year	**98,195**	90,883
Changes in the fair value of cash flow hedges, net of tax	**20,653**	(6,315)
Net income / (expense) recorded directly in equity	**20,653**	(6,315)
Total profit for the half-year and net income / (expense) recorded directly in equity	**118,848**	84,568
Transactions with equity holders		
Contributions of equity, net of transaction costs	**51,827**	44,480
Security based payments	**300**	1,687
Dividends and distributions provided for or paid (note 3)	**(70,967)**	(69,313)
ASSETS hybrid equity and minority interest in development projects	**(8,939)**	(7,791)
	(27,779)	(30,937)
Total equity at the end of the half-year	**1,587,560**	1,195,758
Total profit for the half-year and net income / (expense) recorded directly in equity is attributable to:		
Equity holders of AHL and APT	**92,462**	83,506
Equity holders of other stapled entities (minority interest):		
- Australand Property Trust No.4 (APT4)	**13,697**	-
- Australand Property Trust No.5 (APT5)	**3,750**	-
Other minority interests	**8,939**	1,062
	118,848	84,568

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CONSOLIDATED CASH FLOW STATEMENT

For the Half-year Ended 30 June 2006

	Consolidated	
	June 2006 $'000	June 2005 $'000
Cash Flows from Operating Activities		
Receipts from customers (inclusive of goods and services tax)	**519,357**	801,321
Payments to suppliers and employees (inclusive of goods and services tax)	**(502,026)**	(671,710)
Interest received	**3,042**	1,603
Dividends and trust distributions received	**-**	375
Interest paid	**(45,097)**	(33,823)
Income tax paid	**(14,578)**	(6,712)
Net cash flows (used in) / provided by operating activities	**(39,302)**	91,054
Cash Flows from Investing Activities		
Joint venture equity investments - net distributions/ (payments)	**(62,644)**	2,412
Proceeds from sale of investment property	**-**	14,400
Payments for acquisition and improvement to investment properties	**(54,890)**	(59,640)
Payments for plant and equipment	**(1,401)**	(1,630)
Net cash flows (used in) investing activities	**(118,935)**	(44,458)
Cash Flows from Financing Activities		
Proceeds from borrowings	**587,798**	122,000
Repayment of borrowings	**(490,916)**	(123,000)
Dividends and trust distributions paid	**(24,190)**	(28,752)
Distributions to minority interests - ASSETS	**(8,939)**	(4,505)
Proceeds from issue of units/shares (net of equity raising costs)	**1,149**	849
Net contribution from ASSETS raising	**95,143**	-
Net cash flows provided by / (used in) financing activities	**160,045**	(33,408)
Net increase in cash held	**1,808**	13,188
Cash at the beginning of the half-year	**17,640**	7,786
Cash at the end of the half-year	**19,448**	20,974

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

1. BASIS OF PREPARATION OF HALF-YEAR REPORT

This financial report for the half-year reporting period ended 30 June 2006 has been prepared in accordance with Accounting Standard AASB 134, *Interim Financial Reporting* and the Corporations Act 2001. Australand's financial report represents the consolidated financial report of Australand Holdings Limited and its controlled entities in accordance with Urgent Issues Group (UIG) Consensus View 1013, *Consolidated Financial reports in relation to Pre-Date-of-Transition Stapling Arrangements.*

The half-year financial report does not include all notes normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 31 December 2005 and any public announcements made by Australand during the half-year to 30 June 2006 in accordance with continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2. EARNINGS PER STAPLED SECURITY

		Consolidated June 2006	Consolidated June 2005
i.	Basic earnings per stapled security	10.3 cents	10.6 cents
ii.	Diluted earnings per stapled security	10.2 cents	10.5 cents
iii.	Basic earnings per stapled security (Parent Entity)	8.3 cents	10.6 cents
iv.	Diluted earnings per stapled security (Parent Entity)	8.2 cents	10.5 cents

(a) Reconciliation of earnings used in calculating earnings per stapled security

Consolidated	**$'000**	**$'000**
(i) Basic earnings per stapled security		
Net profit after tax	89,256	89,821
Earnings used in calculating basic earnings per stapled security	89,256	89,821
(ii) Diluted earnings per stapled security		
Net profit after tax	89,256	89,821
Earnings used in calculating diluted earnings per stapled security	89,256	89,821
Parent Entity*		
(iii) Basic earnings per stapled security		
Net profit after tax	71,809	89,821
Earnings used in calculating basic earnings per stapled security	71,809	89,821
(iv) Diluted earnings per stapled security		
Net profit after tax	71,809	89,821
Earnings used in calculating diluted earnings per stapled security	71,809	89,821

*For the purpose of earnings per stapled security, the parent entity is defined as AHL and APT

(a) Weighted average number of stapled securities used

The weighted average number of stapled securities on issue used in the calculation of basic earnings per stapled security was 870,155,357 stapled securities (2005: 848,596,964).
The weighted average number of stapled securities on issue used in the calculation of diluted earnings per stapled security was 877,064,089 stapled securities (2005: 855,322,943).

Weighted average number of ordinary securities used as the denominator in calculating basic earnings per stapled security	870,155,357	848,596,964
Australand Employee Securities Ownership Plan	6,908,732	6,725,979
Weighted average number of ordinary securities and potential ordinary securities used as the denominator in calculating diluted earnings per stapled security	877,064,089	855,322,943

(b) Information concerning the classification of securities

Securities granted to employees under the Australand Employee Securities Ownership Plan are considered to be potential ordinary securities and have been included in the determination of diluted earnings per stapled security to the extent to which they are dilutive. The securities have not been included in the determination of basic earnings per stapled security.

3. DIVIDENDS/DISTRIBUTIONS

Dividends/distributions recognised in the current period by Australand Holdings Limited, Australand Property Trust, Australand Property Trust No. 4 and Australand Property Trust No. 5 are:

June 2006	Payment per Share/Unit	Total Amount $'000	Date of Payment	Tax Rate for Franking Credit or Tax Deferred %	Percentage Franked %
Ordinary shares					
Interim dividend	**2.4 cents**	**21,340**	04-05-06	30	100
Interim dividend	**1.6 cents**	**13,449**	03-08-06	30	100
Total dividend	**4.0 cents**	**34,789**			
Units					
Interim distribution	**1.6 cents**	**14,079**	04-05-06		
Interim distribution	**2.4 cents**	**22,477**	03-08-06		
Total distribution	**4.0 cents**	**36,556**			

The Distribution Reinvestment Plan was in operation for each of the interim distributions for the quarters ended 31 March and 30 June 2006 each of 4.0 cents per stapled security.

June 2005	Payment per Share/Unit	Total Amount $'000	Date of Payment	Tax Rate for Franking Credit or Tax Deferred %	Percentage Franked %
Ordinary shares					
Interim dividend	2.2 cents	18,958	04-05-05	30	100
Interim dividend	2.3 cents	20,076	03-08-05	30	100
Total dividend	4.5 cents	39,034			
Units					
Interim distribution	1.8 cents	15,440	04-05-05		
Interim distribution	1.7 cents	14,839	03-08-05		
Total dividend	3.5 cents	30,279			

3. DIVIDENDS/DISTRIBUTIONS (CONTINUED)

Franking credits

	Consolidated	
	June 2006 $'000	June 2005 $'000
Franking credits available for subsequent financial year based on a tax rate of 30% (2005: 30%)	**73,340**	79,681

Franking credits are available at the 30% corporate tax rate after allowing for tax payable in respect of the current period's profit, payment of proposed dividends/distributions and receipt of dividends receivable. The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends/distributions. The above amounts represent the balances of the franking accounts as at the end of the financial period, adjusted for:

a) franking credits that will arise from the payment of the current tax liability;
b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and
c) franking credits that may be prevented from being distributed in subsequent financial years.

4. EQUITY

Australand is a stapled entity in which the security holders hold direct interests and an equal number of securities in each of Australand Holdings Limited (AHL), Australand Property Trust (APT), Australand Property Trust No.4 (APT4) and Australand Property Trust No.5 (APT5).

As the securities of AHL and APT were stapled before the introduction of AIFRS, UIG 1013 *Pre date of transition stapling arrangements* applies. This deems that AHL is identified as the acquirer and the parent and the results and net assets of AHL and APT are combined when presenting the consolidated financial statements.

However, as the stapling of APT4 and APT5 occurred after the introduction of AIFRS, AASB Interpretation 1002 *Post date of transition stapling arrangements* applies. For the purposes of AASB 1002, APT has been identified as the acquirer and the results and equity of APT4 and APT5 are presented as minority interest in the consolidated financial statements on the basis that neither APT or AHL has obtained an ownership interest as a result of the stapling.

Whilst the results and equity of APT4 and APT5 are disclosed as minority interest, the stapled security holders of AHL and APT are the same as the stapled security holders of APT4 and APT5.

4. EQUITY (CONTINUED)

Capital, Reserves and Retained Profits		Consolidated	
		June 2006 $'000	Dec 2005 $'000
Equity			
Capital and Reserves attributable to stapled security holders as:			
Equity holders of AHL and APT			
Contributed equity		**939,252**	899,820
Reserves		**18,647**	(2,306)
Retained profits		**155,607**	144,558
Parent interest		**1,113,506**	1,042,072
Equity holders of other stapled entities – APT4 and APT5 (minority interest)			
Contributed equity		**204,741**	192,346
Reserves		**(10,601)**	(10,601)
Retained profits		**11,256**	4,016
Equity holders of other stapled entities – APT4 and APT5 (minority interest)		**205,396**	185,761
Stapled security holders interest in the Group		**1,318,902**	1,227,833
a) Reserves			
Hedging reserve			
Hedging reserve – cash flow hedges – AHL and APT		**16,660**	(3,993)
Total Hedging reserve – cash flow	(i)	**16,660**	(3,993)
Share based payments reserve			
Share based payments reserve – AHL	(ii)	**1,987**	1,687
Capital redemption reserve			
Capital redemption reserve – APT4 and APT5	(iii)	**(10,601)**	(10,601)
Total reserves – stapled security holders		**8,046**	(12,907)

4. EQUITY (CONTINUED)

	Consolidated June 2006 $'000	Consolidated Dec 2005 $'000
Movements in above stapled security holders reserves comprise:		
(i) Hedging reserve – cash flow hedges		
Opening balance adjustment on adoption of AASB 132 and AASB 139, net of tax	**(3,993)**	(5,380)
Changes in fair value of cash flow hedges	**20,653**	1,387
Closing balance	**16,660**	(3,993)
(ii) Security-based payments reserve		
Opening balance	**1,687**	1,687
Expense relating to security based payments	**300**	-
Closing balance	**1,987**	1,687
(iii) Capital redemption reserve		
Opening balance	**(10,601)**	-
Capital redemption reserve – stapling of APT4 and APT5	**-**	(10,601)
Closing balance	**(10,601)**	(10,601)
b) Retained Profits		
Equity holders of AHL and APT		
Retained profits	**155,607**	144,558
Other stapled entities		
- Australand Property Trust No.4	**7,318**	918
- Australand Property Trust No.5	**3,938**	3,098
	11,256	4,016
Stapled security holders interest in retained profits	**166,863**	148,574
Movements in above total stapled security holders interests in retained profits:		
Opening balance	**148,574**	98,077
Pre acquisition adjustment - Australand Property Trust No.5	**-**	992
Net profit attributable to the stapled security holders of Australand	**89,256**	201,002
Dividends / distributions	**(70,967)**	(151,497)
Closing balance	**166,863**	148,574

4. EQUITY (CONTINUED)

c) Nature and purpose of reserves

(i) Hedging reserve – cashflow hedges
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity. Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.

(ii) Security-based payments reserve
The security-based payments reserve is used to recognise the fair value of equity settled share based payments granted to employees.

(iii) Capital redemption reserve
The capital redemption reserve arises in APT4 and APT5 as a result of the redemption of units upon stapling with AHL and APT.

MOVEMENTS IN CONTRIBUTED EQUITY

	Half-year		Half-year	
	2006 Stapled securities	**2005 Stapled Securities**	**2006 $'000**	**2005 $'000**
Issues of Stapled Securities during the half-year				
Exercise of options	**343,400**	63,250	**558**	121
Australand employee Securities Ownership Plan	**441,000**	378,063	**1,132**	628
Distribution reinvestment plan issue	**24,757,912**	25,141,188	**50,137**	43,731
	25,542,312	25,582,501	**51,827**	44,480

5. CONTINGENCIES

Details and estimated maximum amounts of contingent liabilities (for which no amounts are recognised in the financial statements) are as follows:

(a) The Group has given indemnities for land development contract performance in the form of bank guarantees and insurance bonds.

	June 2006 $'000	Dec 2005 $'000
Performance bank guarantees outstanding	**44,075**	42,342
Financial bank guarantees outstanding	**14,868**	14,868
Insurance bonds outstanding	**27,632**	26,560
	86,575	83,770

(b) In the ordinary course of business, the Group provides rental guarantees to tenants and owners of various residential buildings, which the Group is developing or has completed. These arrangements require the Group to guarantee the rental income of these properties for certain periods of time. As at the date of this report, the Directors are of the opinion that based on the current lease commitments, together with the allowances made within the development budgets for these property developments, adequate allowance has been made in the financial statements for these obligations.

(c) In the ordinary course of business, the Group becomes involved in litigation, some of which falls within the Group's insurance arrangements. Whilst the outcomes are uncertain, these contingent liabilities are not considered to be material to the Group. A claim has been made by 85 owners of certain interests in the Sovereign Australis Hotel on the Gold Coast seeking to avoid their obligations under various contracts for sale. The Group has been advised that it has strong prospects of successfully defending this claim.

6. SEGMENT REPORTING

The consolidated entity operates wholly within Australia and is an organised into the following divisions:

- Residential
- Commercial and Industrial; and
- Investment Property

June 2006

Business Segment Summary ($'000)	Residential	Commercial & Industrial	Total Developer	Investment Property	Unallocated	Elim	Consolidated
Revenue	**413,477**	**120,060**	**533,537**	**64,701**	**1,744**	**(38,587)**	**561,395**
Less: Property development sales revenue from joint venture entities	(85,449)	(50,557)	(136,006)	-	-	16,773	**(119,233)**
Segment Revenue	**328,028**	**69,503**	**397,531**	**64,701**	**1,744**	**(21,814)**	**442,162**
Segment result before interest expense and interest in cost of goods	44,001	5,939	49,940	51,228	-	(5,366)	**95,802**
Development profit through valuation of properties transferred to Australand Property Trusts	-			-	-	1,299	**1,299**
Capitalised interest in cost of goods sold & other interest	(17,254)	(1,770)	(19,024)	(9,241)	(8,255)	252	**(36,268)**
Revaluation of Investment Property	-	-	-	41,661	-	(2,526)	**39,135**
Other fees charged between developer and Trust	-	-	-	5,750	(5,750)	-	-
Net segment result after interest expense	26,747	4,169	30,916	89,398	(14,005)	(6,341)	**99,968**
Interest revenue	-	-	-	-	-	-	-
Share of net profits of associates and partnerships joint ventures accounted for using the equity method	5,937	11,386	17,323	-	-	(2,658)	**14,665**
Unallocated corporate costs	-	-	-	-	(8,932)	-	**(8,932)**
Profit before income tax	**32,684**	**15,555**	**48,239**	**89,398**	**(22,937)**	**(8,999)**	**105,701**
Income tax expense							**(7,506)**
Net Profit							**98,195**

All revenue eliminated relates to the Commercial and Industrial division.

Business Segment Summary ($'000)	Residential	Commercial & Industrial	Total Developer	Investment Property	Unallocated	Elim	Consolidated
Total segment assets	1,420,934	349,929	1,770,863	1,462,087	83,744	(56,874)	**3,259,820**
Depreciation and amortisation expense	98	25	123	-	881	723	**1,727**

6. SEGMENT REPORTING (CONTINUED)

June 2005

Business Segment Summary ($'000)	Residential	Commercial & Industrial	Total Developer	Investment Property	Unallocated	Elim	Consolidated
Revenue	**471,820**	**500,166**	**971,986**	**30,700**	**3,439**	**(41,792)**	**964,333**
Less: Property development sales revenue from joint venture entities	(32,391)	(18,973)	(51,364)	-	-	-	**(51,364)**
Segment Revenue	**439,429**	**481,193**	**920,622**	**30,700**	**3,439**	**(41,792)**	**912,969**
Segment result before interest expense and interest in cost of goods sold	73,272	45,458	118,730	25,118	(6,869)	(7,618)	**129,361**
Development profit through valuation of properties transferred to Australand Property Trusts	-	-	-	-	-	-	-
Capitalised interest in cost of goods sold & other interest	(25,783)	(30,463)	(56,246)	-	(6,777)	-	**(63,023)**
Revaluation of Investment Property	-	-	-	36,215	-	-	**36,215**
Interest & other fees charged between developer and Trust*	-	-	-	5,718	(5,718)	-	-
Net segment result after interest expense	47,489	14,995	62,484	67,051	(19,364)	(7,618)	**102,553**
Interest revenue	-	-	-	617	1,216	-	**1,833**
Share of net profits of associates joint ventures partnerships accounted for using the equity method	4,837	562	5,399	-	-	-	**5,399**
Unallocated corporate costs	-	-	-	-	(6,325)	-	**(6,325)**
Profit before income tax	**52,326**	**15,557**	**67,883**	**67,668**	**(24,473)**	**(7,618)**	**103,460**
Income tax expense							**(12,577)**
Net Profit							**90,883**

All revenue eliminated relates to the Commercial and Industrial division.

Business Segment Summary ($'000)	Residential	Commercial & Industrial	Total Developer	Investment Property	Unallocated	Elim	Consolidated
Total segment assets	1,184,106	279,047	1,463,153	757,712	69,608	(39,142)	**2,251,331**
Depreciation and amortisation expense	753	42	795	24	-	219	**1,038**

7. EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

There have been no significant events or transactions that have arisen since the end of the financial period which, in the opinion of the Directors, would significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity.

8. OTHER INFORMATION

a) Control gained over entities having material effect:

Name of entity	Date gained
Glebe Finance Pty Limited	7 Mar 06
Glenwood Land Pty Ltd	25 May 06
Camden Green Pty Limited	25 May 06
Glenwood Land Unit Trust	10 May 06
Land and Housing No. 1 Unit Trust	17 May 06
Freshwater Residential Unit Trust	12 May 06

b) Control lost over entities having material effect:

During the half-year the interest in the following material entities (and their wholly owned subsidiaries) were disposed of:

Name of entity	Date of disposal	Ownership interest disposed of	Profit recognised on disposal $'000
Property Investment Management Limited	27 Jun 06	100%	-

c) Details of aggregate share of profits of associates and joint venture entities:

	2006 $'000	2005 $'000
Profit before income tax	14,665	5,399
Income tax expense	(4,400)	(1,620)
Net profit	10,265	3,779
Share of net profit of associates and joint venture entities	10,265	3,779

8. OTHER INFORMATION (CONTINUED)

d) Material Interests In Entities Which Are Not Controlled Entities

Name of entity Equity accounted associates and joint venture entities	Note	Percentage of ownership interest held at end of period or date or disposal Current period %	 Previous corresponding period %	Contribution to net profit (loss) Current period $'000	 Previous corresponding period $'000
Australand Holdings Limited & BMD Constructions Pty Ltd		50	50	-	-
Australand Land and Housing No. 5 (Hope Island) Pty Limited		50	50	(24)	-
Australand Land and Housing No. 7 (Hope Island) Pty Limited		50	50	-	-
Australand Land and Housing No. 8 (Hope Island) Pty Limited		50	50	-	-
Avon Road Pymble Pty Ltd		50	50	-	-
Baldi Unit Trust		50	50	124	-
Brisun Pty Ltd		50	50	3	-
Camden Green Pty Limited	(c)	100	50	130	-
Chymont Pty Limited		50	50	233	1,500
Chymont Unit Trust		50	50	-	-
Port Melbourne Unit Trust		50	50	-	-
CIP ALZ (BBP) Trust		50	50	578	-
CIP ALZ Goulburn Industrial Unit Trust		50	50	3,121	
CIP ALZ (Horrie Miller Drive) Pty Limited	(a)	50	-	-	-
CIP ALZ Horrie Miller Drive Industrial Unit Trust	(a)	50	-	-	-
CIP ALZ (MA) Trust		50	50	960	-
Commercial & Industrial Property (Mt Waverley) Trust		50	50	2,321	1,800
Commercial & Industrial (Pinkenba) Trust		50	50	-	-
Commercial & Industrial Property (Port Melbourne) Trust		50	50	-	1,100
Croydon Development Trust		50	50	-	-
Deer Park Development Trust No. 1		100	100	740	-
Discovery Point Pty Limited and Landcom		50	50	2,195	-
Freshwater Residential Unit Trust		50	50	-	-
Glebe Finance Pty Limited	(c)	100	50	-	-
Glebe Harbour Unit Trust		50	50	-	-
Glenwood Land Unit Trust	(c)	100	50	-	1,500
Kellyville Construction Partnership		50	50	336	-
Land and Housing No.1 Unit Trust	(c)	100	50	-	-
LMMBI Pty. Ltd.		50	50	-	-
LMMBI Unit Trust		50	50	-	-
Minto Industrial Developments Trust		50	50	-	-
Australand Holdings Limited and Morton Homestead Pty Ltd		50	50	1,000	-
Motorway Business Park Pty Ltd		50	50	4,174	-
Port Coogee Co Venture		50	50	(9)	-
Sur-Mer (Cronulla) Pty Ltd		50	50	-	-
Torquay Nominee Pty Limited		50	50	644	-

8. OTHER INFORMATION (CONTINUED)

d) Material Interests In Entities Which Are Not Controlled Entities (continued)

Name of entity		Percentage of ownership interest held at end of period or date or disposal		Contribution to net profit (loss)	
Equity accounted associates and joint venture entities	Note	Current period %	Previous corresponding period %	Current period $'000	Previous corresponding period $'000
Lincoln Heath Estate Pty Ltd	(b)	50	-	-	-
Trust Project No.9 Trust		50	50	797	-
Trust Project No.11 Trust	(d)	100	50	-	1,400
Village Park Consortium		50	50	-	-
Woolloomooloo Unit Trust		50	50	-	-
Total				17,323	7,300
Other material interests				(2,658)	(1,901)
Total				**14,665**	5,399

a) Joint venture entities created during the period
b) Joint venture entities created during the previous half-year
c) Joint venture interest acquired during the period
d) Joint venture interest acquired during the previous period

DIRECTORS' DECLARATION

For the half-year ended 30 June 2006

In the directors' opinion:

(a.) the financial statements and notes set out on pages 10 to 25 are in accordance with the *Corporations Act 2001*, including:

i.) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

ii.) giving a true and fair view of the consolidated entity's financial position as at 30 June 2006 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the half-year ended on that date; and

(b.) there are reasonable grounds to believe that the consolidated entity will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Brendan Crotty
Managing Director

Sydney
28 July 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent review report to the members of Australand Holdings Limited

Matters relating to the electronic presentation of the reviewed financial report

This review report relates to the financial report of Australand Holdings Limited (the Company) for the half-year ended 30 June 2006 included on Australand's website. The Company's directors are responsible for the integrity of Australand's web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the financial report identified below. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from the electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Australand Holdings Limited:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the Australand Holdings Limited Group (defined below) as at 30 June 2006 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for the Australand Holdings Limited Group (the consolidated entity), for the half-year ended 30 June 2006. The consolidated entity comprises both Australand Holdings Limited (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*.This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

PRICEWATERHOUSECOOPERS

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations, changes in equity and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel, and
- analytical procedures applied to financial data.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Matthew Lunn
Partner

Sydney
28 July 2006


STRENGTH
THROUGH
DIVERSITY

28 July 2006

Results Briefing
Half Year ended 30 June 2006

Overview

- Highlights
- Financial review
- Divisional performance
  - Residential
  - Commercial & Industrial
  - Investment Property
- Strategy & outlook

Highlights

- Net profit after minorities of $89.3m
  - testament to the group's diversification strategy
- Underlying operating profit after minorities of $50.1m, excluding revaluations
- 53 Investment properties > $1.4 billion, enabled the trusts to deliver $65m of recurrent income and $42m of revaluations (before Rhodes C elimination)
- 106 development projects expected to contribute to profit in 2006
- Current C&I pipeline of 281,000 sqm – 33% higher than December 2005


AUSTRALAND
PROPERTY PORTFOLIO JUNE 2006

AUSTRALAND

Property portfolio as at June 2006

- Australand investment property portfolio, 53 properties at $1.413bn
  - Commercial
  - Industrial
  - Car Park
- Australand development portfolio
  - Residential – land and land & housing projects
  - Apartments
  - Industrial
  - Commercial


AUSTRA
STRENGTH
THROUGH
DIVERSITY

David Craig

Financial Review

Financial highlights

	June 2006	Normalised June 2005*	AIFRS June 2005
Revenue (excluding JVs)	$442.2m	$571.0m	$913.0m
Revenue (including JVs)	$561.4m	$622.3m	$964.3m
Net profit	$98.2m	$82.9m	$90.9m
Net profit (after minorities)	$89.3m	$81.8m	$89.8m
EPS	10.3c	9.6c	10.6c
NTA per security	$1.46	$1.37	$1.37
Total assets	$3,260m	$2,251m	$2,251m

*** After deducting one-off AIFRS adjustment for APT4**

Half year net profit (after minorities)



90
80
70
60
50
40
30
20
10
0
AAS
AIFRS
$89.3m
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Group financial performance

	Developer Including JV	Developer	Trusts	Unallocated Elimination	**June 2006**	June 2005
Revenue	534	398	65	(20)	**442**	913
Expenses	(485)	(367)	(23)	(1)	**(390)**	(851)
Joint ventures	–	17	–	(3)	**15**	5
Inter entity fees	–	–	6	(6)	**-**	–
Fair value adjustment	–	–	42	(3)	**39**	36
Profit before tax	48	48	89	(32)	**106**	103
Tax	(8)	(8)	–	–	**(8)**	(12)
Net profit	41	41	89	(32)	**98**	91
Minority interest	–	–	(9)	–	**(9)**	(1)
PATMI	41	41	80	(32)	**89**	90

Dividend/ distributions to be maintained



DPS (cents)
12.0
12.0
13.4
16.5
16.5
16.5
8.5
8.0
2001
2002
2003
2004
2005
2006

Distributions will continue at 16.5 cents for 2006

June 2006 – 8.0 cents

Group financial position

	Developer	Trusts	Group*	Dec 2005
Development assets	1,767	-	**1,767**	1,603
Investment properties	3	1,452	**1,413**	1,319
Other	84	10	**80**	159
Total assets	1,855	1,462	**3,260**	3,081
Non-debt liabilities	294	48	**342**	352
Debt	1,281	50	**1,331**	1,233
Inter entity	(251)	251	**-**	-
Net assets	531	1,113	**1,588**	1,496
NTA per security			**$1.46**	$1.41

* After elimination of inter-entity balances and investments

Capital management

- ASSETS Hybrid – $96m second instalment
- Continuation of DRP – 68% participation
- New pricing benchmark set for $267m CMBS Issue in March 2006
- Renegotiation of $600m Multi Option Facility for further two years
- Continued to reduce cost of debt


Margin over 90 day BBSW
2.2%
1.3%
0.9%
0.7%
2003
2004
2005
Jun-06

Capital management

	June 2006	Dec 2005	Dec 2004
Net interest bearing debt ($m)*	$1,311	$1,216	$1,194
% fixed or hedged	87%	71%	71%
Fixed interest maturity	4.4yrs	4.1yrs	3.9yrs
Margin over 90 day bills (annual average including hedging)	0.73%	0.90%	1.32%
Gearing:			
Interest bearing debt/tangible assets*	40.5%	39.7%	46.6%
Total liabilities/ tangible assets*	51.0%	51.2%	55.4%

* Cash adjusted

Divisional profit before tax

	June 2006	Norm June 2005*	June 2005	June 2004
Residential	**33**	52	52	61
Commercial & Industrial	**16**	8	16	(13)
Investment Property	**89**	68	68	28
Corporate/ unallocated	**(23)**	(25)	(25)	(17)
Eliminations	**(9)**	(8)	(8)	-
Group PBT	**106**	95	103	58



C&I 11%
Investment 35%
Residential 24%
Fair value adj 30%

* After deducting one-off AIFRS adjustment for APT4


STRENGTH
THROUGH
DIVERSITY

Peter Burke

Residential

Residential performance

	June 2006	June 2005
Revenue (excluding JV)	328	439
Profit before tax	33	52
Gross assets	1,421	1,184
Number of active projects	77	73

Revenue split by product



Land
25%
Housing
35%
Apartment
40%

Unit sales split by business unit



NSW
10%
WA
35%
VIC
33%
QLD
22%

Residential pipeline – $5.7 billion

Pipeline by business unit


WA
$1,385m
NSW
$1,697m
QLD
$1,012m
VIC
$1,606m

94% of total land bank has DA's

Figures include Australand's share of joint ventures

Residential highlights

- Civil construction commenced at Port Coogee (WA) Marina project
- DA for 185 apartments at St Leonards (NSW)
- Approval to construct 27 hole golf course at Coowerp (VIC) enabling construction of 600 lots at old Croydon Golf Course
- Construction commenced on Stage 1 at Burleigh Heads apartments (QLD)
- DA for 1,000 lots at Second Ponds Creek (NSW)
- Residential profit margins satisfactory





Residential market conditions

- March quarter – improved enquiry and sales
- June quarter – impacted heavily by rising interest rates and petrol prices falling consumer confidence

SYDNEY	MELBOURNE
Weakening employment growth	Weakening employment growth
Low demand	Introduction of levies
Affordability issue	Steady demand for developed lots
Large land levies	Demand for completed homes only
Shortage of zoned land	Some affordability issues
Falling vacancy rates 2.0%	Falling vacancy rates 1.8%
Increase in rents: - houses 1.9% - other 3.4%	Increase in rents: - houses 4.5% - other 4.5%

Residential market conditions

SOUTH EAST QUEENSLAND	PERTH
Slower employment growth	Strong employment growth
Lower population growth	Solid population growth
Segmented market	Land constraints
Brisbane North and Sunshine Coast - modest demand	Construction capacity constraints
Brisbane South and Gold Coast - solid demand	Affordability under pressure Strong price growth
Falling vacancy rates 1.5%	Falling vacancy rates 1.4%
Strong increase in rents: - houses 6.3% - other 11.1%	Significant increase in rents: - houses 20.0% - other 29.4%

Residential outlook

- Weakening employment growth will impact Sydney, Melbourne and Brisbane
- Resource boom will continue to drive Perth market
- Affordability is a key issue in Sydney and now Perth
- Lack of apartment construction and zoned land constraints will continue to add pressure to the supply chain
- Capital city vacancy rates will continue to fall
- Capital city rents will continue to rise
- Continue to move capital from apartments to higher return projects
- Sales rates will be further impacted by interest rate and fuel price increases
- As usual, profits skewed to second half (2005 - 61%)


STRENGTH
THROUGH
DIVERSITY

John Thomas

Commercial & Industrial

C&I performance

	June 2006	Normalised June 2005*	AIFRS June 2005
Revenue (excluding JV)	70	139	481
Profit before tax	16	8	16
Gross assets	350	279	279
Number of active projects	29	23	23

Revenue by geography


QLD
4%
4%
WA
NSW
36%
VIC
56%

Land bank distribution – including JVs ('000sqm)


QLD
576
VIC
433
WA/SA
201
NSW
825

* After deducting one-off AIFRS adjustment for APT4

C&I highlights

- Substantial improvement in profit before tax on 2005 half year
- Land banks expanding with 139 ha acquired unconditionally across NSW, VIC, QLD
- 24 pre-committed projects and 5 subdivisions in production
- Pre-committed industrial projects totalling 281,000 sqm under construction or awaiting approvals
- Freshwater Place, Southbank - 100% committed





C&I outlook

- Continuing strength in industrial markets - pre-lease enquiry and land sales remain buoyant
- NSW enquiry for commercial & industrial showing signs of improvement - land values have stabilised
- Victorian industrial markets at peak levels for 2nd year running
- QLD / WA / SA land prices continue to rise
- C&I development pipeline of 281,000 sqm, 33% higher than December 2005, includes:
  - Pre-leased projects under construction 127,000 sqm
  - Owner-occupier projects under construction 36,000 sqm
  - Pre-leased projects awaiting planning consents 118,000 sqm

Investment pipeline* – 2006

Property	State	Tenant	Value ($m)
Burbridge Business Park	SA	Toll Holdings Ltd	10
West Park, Derrimut	VIC	CHEP	17
Melbourne Airport	VIC	Reject Shop	17
South Park, Dandenong	VIC	Capelle	8
South Park, Dandenong	VIC	Gregory's Transport	17
South Park, Dandenong	VIC	Clifford Hallam Healthcare	10
Goulburn	NSW	Coles Myer	73
Various expansions		LG, Priceline	13
			165

* Excluding any potential acquisitions


STRENGTH
THROUGH
DIVERSITY

Investment Property

Investment Property performance

	June 2006	June 2005
Profit before fair value adjustment	48	31
Unrealised fair value adjustment	42	36
Net profit	**89**	**68**

Net profit – movement to June 2006



$ m
100
80
60
40
20
0
31
2
14
42
89
Jun-05
Like for like growth
New acquisitions
Fair value adj
Jun-06

- Increased portfolio net income – up 55% on corresponding half year
- Increased net profit contribution – up 31% on corresponding half year

Investment Property highlights

	June 2006	December 2005
Investment portfolio	$1,452m	$1,357m
No. of tenants	84	72
No. of properties	53	49

Property portfolio growth – movement to June 2006



$m
1500
1400
1300
1200
1100
1000
900
1,319
13
36
0
42
1,409
Dec-05
Acquisitions
Delivered internally
Disposals
Fair value adj
Jun-06

- Increased portfolio assets – up $95m since December 2005
- Growing pipeline of investment assets – expected C&I completions to December 2006 of $197m

Diversified investment portfolio


WA
1%
SA
2%
QLD
8%
NSW
55%
VIC
34%


Car park
1%
Industrial
49%
Office
50%

Average age of property (weighted by value) - 3.4 years

Lease expiry 7.4 years


Weighted average lease expiry (by base rent)
30%
25%
20%
15%
10%
5%
0%
1%
4%
1%
1%
5%
20%
8%
28%
8%
8%
17%
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
2015 +

- Leases provide for a growing rental income
- Major blue chip tenants including Commonwealth Government, Nestle, Coles Myer, PwC, State Government of NSW, LG Electronics, Toll, Cadbury Schweppes

Comparison to industry average

	Australand	LPT peer averages		
		Diversified	**Office**	**Industrial**
Income growth (yoy)	3.8%	3.3%	1.8%	2.9%
Portfolio occupancy	99.2%	97.3%	94.9%	97.3%
Average lease expiry	7.4 yrs	4.0 yrs	5.4 yrs	4.9 yrs
Average cap rate	7.6%	7.4%	7.2%	8.3%
Average age of property	3.4 yrs			

Source: UBS estimates except for income growth (Dec 05 results) data is as last reported

C&I and Investment – strategy

- Continued growth in access to C&I investment properties
- Broadening geographic focus to meet market demand
- Improving profitability and margins as co-venture and diversification strategies deliver
- Increasing focus on delivery capacity and asset management

Commercial & Industrial				Investment Division
Deal origination				Asset management
Land banks	→	Wholly owned Joint/co-venture	←	Tenant retention
Design/devt mgt				Exit/holding strategy
Delivery capability				External acquisitions


AUST
STRENGTH
THROUGH
DIVERSITY

Brendan Crotty

Strategy & Outlook

Direction & strategy - Residential

- Continue to significantly reduce exposure to apartment sector over the next 18 months
- Increase working capital allocation to Melbourne and Perth land and housing projects by approximately $200m over the same period
- Continue to focus on mainstream market segments with product that meets the needs of demographic target markets

Direction & strategy - C&I

- Increase capital for large scale industrial land estates
- Target land purchase, owner-occupier and pre-lease market segments
- Selectively invest in suburban commercial office sites
- Use co-ventures to source opportunities with capital efficiency
- Increase market share by broadening geographic spread

Direction & strategy – Investment Property

- Identify one additional income producing sector
- Capitalise on the synergistic relationship with C&I
- Selectively acquire commercial offices
- Grow portfolio to approximately $2bn by end 2007

Outlook - Residential

- Petrol prices and interest rates have dampened demand
- Full-time employment has contracted in Sydney and Melbourne in last year
- Vacancy rates falling in all capital cities
- Shortage of rental supply may force house purchases - more in 2007 than 2006
- Underlying Residential profit margins satisfactory
- As usual, Residential profits skewed to second half (2005 - 61%)
- Higher sales from new Perth projects should enable Residential to produce an improved 2007 result

Outlook - Group

- 2006 Residential result may be 10% to 20% below 2005, depending on future interest rate increases
- Higher interest rates tend to defer sales - effectively deferring profit from 2006 to later years
- Significant increase in investment property income
- Strong profit contribution likely from C&I
- PATMI, including revaluations, 5% - 10% above 2005
- Full year distributions will be maintained at 16.5 cents

Summary

- Pursue a range of initiatives to improve profit margins and inventory turnover within Residential, despite potential interest rate constraints
- Continue to increase activity in C&I, via increased capital allocations, to grow pipeline to investment property portfolio
- C&I pipeline of 281,000 sqm will underpin 2006 forecast and provide strong base for 2007
- Substantial increase in investment property income should offset reduction in Residential profit in 2006


AUST
STRENGTH
THROUGH
DIVERSITY

28 July 2006

Questions


AUSTRAL
STRENGTH
THROUGH
DIVERSITY

Annexures

Residential developments


NSW
VIC
Land/Land &
Housing
Apartments
Terrigal, Blue Point
Warriewood, Seagreen on the Park
Glenhaven, The Grove
Kellyville Ridge, Braemont
Belrose, Paramount
Baulkham Hills, Highlands at Castle Pines
Forestville, Russet Place
Sydney CBD
Lidcombe, Botanica
Glebe, Glebe Harbour
Ultimo, Bullecourt
West Hoxton, Greenway Views
Picnic Point, Tree Tops
Wolli Creek, Greenbank & Verge
Shellharbour, Shell Cove
Doreen, Vantage Point
South Morang, Hillcroft
Taylors Hill, Callista Close, Watervale, Taylors Hill & Springside
Deer Park, Hart's Place & St Andrew's Field
Parkville, Parkville Gardens
Melbourne CBD
Southbank, Freshwater Place
Point Cook, Piper Place & Lincoln Heath
Scoresby, Monterey
Bonbeach, La Perouse
Cranbourne North, Camden Green
Cranbourne, Carlisle Park & The Gables
Carlisle Park, Kirren Close
Torquay, The Quay

Residential developments

QLD



Caloundra, Aspect
Alexandra Headland, Seaforth
Caloundra, Ivadale Lakes
Bald Hills, Greenwich
Carseldine, Somerset
Milton, Edge
Brisbane CBD
Solito, Carindale
Mount Gravatt East, East Ridge
Hillcroft, Belmont
Calamvale, Kings Gate & Aldea Green
Runaway Bay, Runaway Lagoons
Mudgeeraba, Crestwood Heights
Burleigh Heads, Ambience

WA



West Perth, CBH Apartments
Perth CBD
Munster, Cable Park
Hammond Park, Frankland Springs
Rockingham, The Anchorage
Baldivis, Baldivis Central, East Baldivis

□ Land/Land &
■ Housing

Commercial & Industrial

NSW


Seven Hills
Eastern Creek
Greystanes
Erskine Park
Granville
Rhodes
Sydney CBD
Botany
Moorebank
Minto

VIC


Melbourne Airport Business Park
Melbourne CBD
Derrimut
Southbank
Port Melbourne
Clayton South
Mulgrave
Dandenong

Commercial & Industrial

SA


Adelaide CBD
Adelaide Airport

WA


Perth CBD
Welshpool
Banjup

QLD


Brisbane Airport
Brisbane CBD
Parkinson
Larapinta

Asset allocation spreading risk


June 2006
C&I
11%
Residential
44%
Investment
45%


Dec 2005
C&I
7%
Residential
45%
Investment
48%


June 2005
C&I
13%
Residential
53%
Investment
34%

Employment statistics (000's)

		3 month average to				Trend over last 12 months
		June 2003	June 2004	June 2005	June 2006	
Sydney	Full Time	1,531	1,564	1,587	1,577	–0.62%
	Part Time	535	541	563	575	2.00%
Melbourne	Full Time	1,219	1,284	1,316	1,306	–0.76%
	Part Time	499	489	522	554	6.09%
Brisbane	Full Time	597	627	668	681	1.98%
	Part Time	250	246	263	273	3.82%
Perth	Full Time	491	512	536	549	2.31%
	Part Time	210	219	229	231	0.95%
Adelaide	Full Time	368	358	376	375	–0.46%
	Part Time	160	171	170	176	3.43%

Reduction in discretionary spending power

	Monthly impact on a typical family		
	Sydney $450k mortgage	Melbourne $350k mortgage	Brisbane, Perth or Adelaide $250k mortgage
March 2005 interest rate increase	$72 (to $3,273)	$56 (to $2,546)	$40 (to $1,819)
May 2006 interest rate increase	$73 (to $3,346)	$57 (to $2,603)	$40 (to $1,859)
Petrol price increase of $0.20 / litre	$63	$63	$63
Total	$208	$176	$143
Reduction in house purchasing power	$28,000	$23,500	$19,000

Composition of Australia's dwelling stock

	Fully owned	Owned but mortgaged	Public housing	Private rental housing	Other tenures	Total dwellings 2001 Census
Brisbane	35%	30%	4%	26%	5%	601,146
Sydney	39%	24%	5%	24%	8%	1,438,394
Melbourne	42%	28%	3%	20%	7%	1,243,373
Adelaide	39%	30%	8%	18%	5%	430,239
Perth	36%	34%	4%	20%	7%	511,199

Falling rental vacancies

	Estimated total no. of rental properties at June 2006*	Residential vacancy rate	Estimated no. of vacant private rental dwellings	Projected annual shortfall between housing supply and demand
Sydney	380,000	2.0%	7,600	12,000
Melbourne	270,000	1.8%	4,900	3,600
Brisbane	175,000	1.5%	2,650	3,000
Adelaide	85,000	1.7%	1,450	Nil
Perth	112,000	1.4%	1,600	3,000
Darwin	125,000	3.3%	415	Insufficient reliable information

* After allowance for estimated private rental accommodation provided since mid 2001

AUSTRALAND

Australand Holdings Limited (ABN 12 008 443 696)

Australand Property Limited (ABN 90 105 462 137; AFSLN 231 130) as the responsible entity of Australand Property Trust (ARSN 106 680 424) and Australand ASSETS Trust (ARSN 115 338 513)

Australand Investments Limited (ABN 12 086 673 092; AFSLN 228 837) as the responsible entity of Australand Property Trust No.4 (ARSN 108 254 413) and Australand Property Trust No.5 (ARSN 108 254 771)

Level 3, 1C Homebush Bay Drive
Rhodes NSW 2138
Ph: +61 2 9767 2000
Fax: +61 2 9767 2900

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	28-Jul-2006 17:27:26
Announcement No.	00072

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "(1) Unaudited results for the period ended 30 June 2006; and (2) Ascott achieves S$80.9 million in net profit, four-fold over 1H 2005"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by Ascott on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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82 - 4507

THE ASCOTT GROUP
A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)
UNAUDITED RESULTS FOR THE PERIOD
ENDED 30 JUNE 2006
TABLE OF CONTENTS

1(a)(i) **INCOME STATEMENT**

	Note	GROUP 2Q 2006 S$'000	GROUP 2Q 2005 S$'000	% +/-	GROUP 1H 2006 S$'000	GROUP 1H 2005 S$'000	% +/-
Revenue	A.1	97,973	119,512	-18%	204,513	219,174	-7%
Cost of sales		(69,926)	(76,118)	-8%	(144,912)	(149,672)	-3%
Gross profit	A.1	28,047	43,394	-35%	59,601	69,502	-14%
Other operating income	A.2	1,852	565	228%	2,411	1,371	76%
Administrative expenses		(7,445)	(8,046)	-7%	(17,536)	(17,057)	3%
Other operating expenses		(55)	(66)	-17%	(193)	(188)	3%
Profit from operations		**22,399**	**35,847**	**-38%**	**44,283**	**53,628**	**-17%**
Share of results of associates and jointly controlled entities	A.3	1,992	76	*n.m.*	(930)	(1,660)	-44%
Comprising:							
Operating results		*2,187*	*355*	*516%*	*74*	*(1,115)*	*107%*
Taxation		*(689)*	*(279)*	*147%*	*(802)*	*(545)*	*47%*
Non-operating results		*494*	*-*	*n.m.*	*(202)*	*-*	*n.m.*
Non-operating income	A.4	21,355	2,035	949%	62,598	2,035	*n.m.*
Foreign exchange gain/(loss)	A.5	1,502	332	352%	968	(717)	235%
Interest income		1,793	2,416	-26%	4,408	4,610	-4%
Finance costs	A.6	(8,423)	(14,841)	-43%	(22,369)	(26,300)	-15%
Profit from ordinary activities before taxation	A.7	**40,618**	**25,865**	**57%**	**88,958**	**31,596**	**182%**
Taxation		(2,606)	(6,755)	-61%	(5,311)	(7,903)	-33%
Profit from ordinary activities after taxation		**38,012**	**19,110**	**99%**	**83,647**	**23,693**	**253%**
Attributable to:							
Shareholders		37,073	17,005	118%	80,871	19,441	316%
Minority interests		939	2,105	-55%	2,776	4,252	-35%
		38,012	19,110	99%	83,647	23,693	253%

n.m – not meaningful

1(a)(ii) **Explanatory Notes to Income Statement**

The results of the Group for 1H 2006 included the effects of the following events:

1. Hemliner Real Estate (Beijing) Co Ltd ("Hemliner") which owns The Ascott Beijing in China and Greenpark Investments (Guernsey) Limited ("Greenpark") which owns The Ascott Mayfair in UK became wholly owned subsidiaries of the Group with effect from late December 2005. Mekong-Hacota Joint Venture Company Ltd ("Mekong-Hacota") which owns Somerset Ho Chi Minh City in Vietnam also became a subsidiary of the Group with effect from late April 2005.

   Thereafter, pursuant to the transaction as described in the following explanatory note, both Hemliner and Mekong-Hacota were divested to the Ascott Residence Trust ("ART") at the end of March 2006. Accordingly, the operating results of Hemliner and Mekong-Hacota were consolidated for 1Q 2006, and thereafter equity accounted for as part of ART with effect from 1 April 2006. In 1H 2005, Hemliner was accounted for as an associate and Mekong-Hacota was accounted for as a jointly controlled entity for the first four months of 2005.

As for Greenpark, the operating results were consolidated for 1H 2006 vis-à-vis being accounted for as a jointly controlled entity in 1H 2005.

2. On 19 January 2006, the Group established a new Pan-Asian serviced residence REIT known as Ascott Residence Trust ("ART").

In conjunction with the above, the Group divested 12 of its serviced residences to ART, either directly (in the case of properties situated in Singapore) or through the sale of its equity interests in subsidiaries which own the properties (in the case of properties situated outside Singapore). On completion of the divestment, the Group received an aggregate consideration of approximately S$661.2 million from ART which was satisfied in part by the issuance of 454,000,000 new units of ART at an issue price of $1.32 per unit and the balance in cash.

Upon the completion of the abovementioned divestment, the Group offered up to 340,500,000 units to its shareholders on a renounceable basis of 200 units in ART for every 1,000 shares held by the shareholders in the Company on the books closure date at the price of $0.68 per unit ("Preferential Offering"). At the close of the Preferential Offering, the shareholders of the Group were allocated with 317,156,704 of the units offered and the Group's interest in ART was then reduced to 30%, or 136,843,296 units in ART.

On 31 March 2006, all units of ART became quoted and listed on the Main Board of SGX-ST.

On 3 May 2006, upon the obtaining of the sanction of the Singapore High Court, the Company carried out a capital reduction exercise to reduce its shareholders' equity by approximately S$203.0 million which is the value deemed returned to shareholders of the Company in the form of the discount to the net asset value of ART units sold pursuant to the Preferential Offering.

3. As part of the Group's on-going strategy to divest its non-core assets, the Group's wholly-owned subsidiary, Somerset Investments Pte Ltd ("SIPL"), entered into an agreement relating to the sale of Liang Court Shopping Centre ("LCSC") with ARMF II (Liang Court) Pte Ltd ("ARMF") on 20 March 2006, to sell LCSC for a total cash consideration of S$175.0 million. The above transaction was completed in May 2006 and after taking into account the associated costs of disposal, the Group realised a net gain of S$36 million from the transaction.

A.1 Revenue and Gross profit

Revenue

Revenue for 2Q 2006 of S$98.0 million decreased by 18% over that of the corresponding period last year. The decrease in revenue was attributable mainly to the Group's divestment of 12 of its serviced residences to ART in March 2006. Without the ART divestment, the revenue for 2Q 2006 would have been S$121.4 million, an increase of 2% over the corresponding period last year.

This increase of 2% as mentioned above was underpinned by overall revenue per available apartment unit ("REVPAU") growth on a same store basis, with the serviced residence operations in Singapore, Philippines and the United Kingdom achieving double digit REVPAU increases. The consolidation of results from The Ascott Beijing in China and The Ascott Mayfair in UK also contributed to this increase in revenue.

In addition to the above, the revenue for 2Q 2006 would have increased further to S$126.1 million, yielding an overall increase of 6% if the translation differences of Europe accounts at lower exchange rates for this quarter were excluded.

Similarly, arising from the ART divestment, revenue for 1H 2006 of S$204.5 million also decreased by 7% over that of the corresponding period last year. Without the ART divestment, the revenue for 1H 2006 would have been S$227.9 million, an increase of 4% over the corresponding period last year. In addition to the above, the revenue for 1H 2006 would have increased further to S$237.5 million, yielding an overall increase of 8% if the translation differences of Europe accounts at lower exchange rates for this half year were excluded.

Gross profit

As explained above, due to the Group's divestment of 12 of its serviced residences to ART in March 2006, gross profit for 2Q 2006 of S$28.0 million decreased by 35% over that of the corresponding period last year. Similarly, gross profit for 1H 2006 of S$59.6 million also decreased by 14% over that of the corresponding period last year. Without the ART divestment, the gross profit for 2Q 2006 would have been S$43.5 million which was at the same level as 2Q 2005 and 1H 2006 gross profit would have been S$75.0 million, an increase of 8% over the corresponding period last year.

A.2 Other operating income

The higher other operating income in 2Q 2006 and 1H 2006, as compared to the corresponding periods last year, was mainly due to the dividend income received from a long term investment in China.

A.3 Share of results of associates and jointly controlled entities

	GROUP 2Q 2006 S$'000	GROUP 2Q 2005 S$'000	% +/-	GROUP 1H 2006 S$'000	GROUP 1H 2005 S$'000	% +/-
The Group's share of results of :						
Associates:	**1,944**	**903**	**115%**	**2,196**	**1,816**	**21%**
Comprising:						
- Operating results	*2,633*	*1,106*	*138%*	*2,998*	*2,166*	*38%*
- Taxation	*(689)*	*(203)*	*239%*	*(802)*	*(350)*	*129%*
Jointly controlled entities	**48**	**(827)**	***106%***	**(3,126)**	**(3,476)**	**-10%**
Comprising:						
- Operating results	*(446)*	*(751)*	*-41%*	*(2,924)*	*(3,281)*	*-11%*
- Taxation	-	*(76)*	*n.m.*	-	*(195)*	*n.m.*
- Non-operating income	*494*	-	*n.m.*	*(202)*	-	*n.m.*
Total share of results	**1,992**	**76**	**n.m.**	**(930)**	**(1,660)**	**-44%**

Associates

In 1H 2005, the Group's operating results in associates included 30% share of Hemliner's operating results. In 1H 2006, Hemliner's operating results were no longer equity accounted for under associates as it has been consolidated as a wholly-owned subsidiary of the Group in 1Q 2006 until it was divested to ART at the end of March 2006. In addition to the above, the Group has also commenced equity accounting for its 30% interest in ART with effect from April 2006.

Jointly controlled entities

(1) In 1H 2005, the Group's operating results in jointly controlled entities included 50% share of Greenpark's operating results as well as those of Queensgate Gardens (C.I.) Limited ("Queensgate") which owns Somerset Queensgate. As at late December 2005, the Group acquired the remaining 50% interest in Greenpark and disposed of its 50% interest in Queensgate via an asset swap transaction.

In 1H 2005, the Group's operating results in jointly controlled entities also included the share of Mekong-Hacota's operating results, until it became a 69% owned subsidiary of the Group with effect from late April 2005.

Other than the above, the Group's share of operating loss of S$2.9 million recorded in 1H 2006 largely pertained to the serviced residences in London held under a jointly controlled entity. The interest income earned on shareholder's loans extended to jointly controlled entities amounting to S$3.4 million has been separately reflected under "Interest Income". The Group's share of results from jointly controlled entities, net of the associated interest income, was positive at S$0.5 million.

(2) In 1H 2006, the portfolio loss related to the loss on disposal of the investment property, Somerset Roland Garden, previously held under a jointly controlled entity in UK.

A.4 Non-operating income

	GROUP 2Q 2006 S$'000	GROUP 2Q 2005 S$'000	% +/-	GROUP 1H 2006 S$'000	GROUP 1H 2005 S$'000	% +/-
Profit/(loss) from disposal of serviced residence properties / investments *(1)*	(45)	-	n.m.	41,190	-	n.m.
Profit/(loss) from disposal of non-core properties *(2)*	36,075	297	n.m.	36,075	297	n.m.
Revaluation deficits *(3)*	(14,675)	-	n.m.	(14,675)	-	n.m.
Writeback of impairment of investment (4)	-	917	n.m.	8	917	-99%
Negative goodwill (5)	-	821	n.m.	-	821	n.m.
	21,355	**2,035**	**949%**	**62,598**	**2,035**	**n.m.**

(1) The profit from disposal of serviced residence properties and investments related to the realisation of certain revaluation reserve, foreign currency translation reserve and hedging reserve, net of transaction costs, in relation to the Group's divestment of 12 serviced residences to ART and the subsequent Preferential Offering.

(2) In 1H 2006, the profit of $36.1 million related to the gain derived from the sale of LCSC in Singapore. In 1H 2005, the profit from disposal of non-core properties of $0.3 million related to the gain derived from the sale of non-serviced residence townhouses in Malaysia.

(3) The revaluation deficit of S$14.7 million in 1H 2006 pertained to revaluation deficits of certain remaining properties in Singapore which have to be taken into the profit & loss account following the sale of LCSC whose revaluation surplus was used to cushion the said deficits of the other properties.

(4) Full provision for diminution in value of the Group's long-term investment in a non-serviced residence project in India was made in 1999. The S$0.9 million write-back in 1H 2005 was due to a return of capital and dividends received arising from the investee's disposal of its assets at a profit.

(5) In 1H 2005, the negative goodwill arose from the Group's increase in equity interest in its investment in Vietnam, Mekong-Hacota Joint Venture Company Ltd ("Mekong-Hacota"). The S$0.8 million gain represented the excess of fair value of assets acquired over the purchase consideration paid for an additional 5% stake.

A.5 Foreign exchange gain/(loss)

The foreign exchange gain recognised in 2Q 2006 was largely due to revaluation gain on the Group's net foreign currency receivables, mainly denominated in Sterling Pound ("GBP"), as a result of the appreciation of the GBP against S$. The foreign exchange gain recognised in 1H 2006 was lower as the above mentioned gain was partially offset by revaluation loss on the Group's net receivables denominated in United States Dollars ("US$") as a result of the depreciation of the US$ against S$.

A.6 Finance costs

The lower finance costs in 2Q 2006 and 1H 2006, as compared to the corresponding periods last year, were mainly due to the lower interest expenses incurred in 2Q 2006. The reduction in interest expenses arose predominantly from the repayment of the Group's borrowings with proceeds from the Preferential Offering of 70% interest in ART in 1Q 2006 and the sale of LCSC in 2Q 2006.

A.7 Profit from ordinary activities before taxation includes the following significant items:

	GROUP 2Q 2006 S$'000	GROUP 2Q 2005 S$'000	% +/-	GROUP 1H 2006 S$'000	GROUP 1H 2005 S$'000	% +/-
Depreciation and amortisation	(4,516)	(3,132)	44%	(10,657)	(8,872)	20%
Staff costs	(26,220)	(25,111)	4%	(54,066)	(52,112)	4%
Operating lease rental	(15,272)	(17,266)	-12%	(31,063)	(33,861)	-8%

A.8 Operating earnings before interest, taxation, depreciation and amortisation ("Operating EBITDA"):

	GROUP 2Q 2006 S$'000	GROUP 2Q 2005 S$'000	% +/-	GROUP 1H 2006 S$'000	GROUP 1H 2005 S$'000	% +/-
Profit from ordinary activities before taxation	**40,618**	**25,865**	**57%**	**88,958**	**31,596**	**182%**
Add:						
Finance costs *(A.6)*	8,423	14,841	-43%	22,369	26,300	-15%
Group EBIT	**49,041**	**40,706**	**20%**	**111,327**	**57,896**	**92%**
Add:						
Depreciation and amortisation *(A.7)*	4,516	3,132	44%	10,657	8,872	20%
Group EBITDA	**53,557**	**43,838**	**22%**	**121,984**	**66,768**	**83%**
Add:						
Share of taxation of associates and jointly controlled entities *(A.3)*	689	279	147%	802	545	47%
Less:						
Share of non-operating results of associates and jointly controlled entities *(A.3)*	(494)	-	n.m.	202	-	n.m.
Non-operating income *(A.4)*	(21,355)	(2,035)	949%	(62,598)	(2,035)	n.m.
Net portfolio gain	(21,849)	(2,035)	974%	(62,396)	(2,035)	n.m.
Operating EBITDA	**32,397**	**42,082**	**-23%**	**60,390**	**65,278**	**-8%**

1(b)(i) BALANCE SHEET

	Note	GROUP 30/06/2006 S$'000	GROUP 31/12/2005 S$'000	COMPANY 30/06/2006 S$'000	COMPANY 31/12/2005 S$'000
Non-Current Assets					
Property, plant and equipment		111,011	123,554	1,103	779
Intangible assets		28,463	28,972	-	-
Investment properties	1(b)(ii)	1,206,400	2,233,737	-	-
Properties under development		11,617	11,986	-	-
Interest in subsidiaries		-	-	255,800	311,621
Interest in associates and jointly controlled entities	1(b)(ii)	255,019	104,729	183,838	3,234
Long term receivables		1,139	1,158	5,066	60,123
Other financial assets		3,306	3,288	26	26
Deferred tax assets		12,306	11,342	-	-
		1,629,261	2,518,766	445,833	375,783
Current Assets					
Properties held for sale		9,223	14,659	-	-
Inventories		501	866	-	-
Trade receivables		41,691	43,794	-	-
Other receivables		112,361	101,752	119,151	177,032
Cash and bank balances		119,050	101,177	372	928
		282,826	262,248	119,523	177,960
Total Assets		1,912,087	2,781,014	565,356	553,743
Equity attributable to equity holders of the Parent					
Share capital	1(b)(iii)	263,524	314,416	263,524	314,416
Reserves	1(b)(iii)	769,889	952,656	47,291	185,845
Shareholders' Equity		1,033,413	1,267,072	310,815	500,261
Minority interests		75,843	125,972	-	-
Total Equity		1,109,256	1,393,044	310,815	500,261
Non-Current Liabilities					
Interest bearing liabilities	1(b)(iv)	416,478	778,975	-	-
Amount due to minority shareholders of subsidiaries		3,891	4,114	-	-
Other long term payables		-	-	200,378	-
Deferred income		7,735	8,079	-	-
Deferred tax liabilities		20,964	20,752	883	883
		449,068	811,920	201,261	883
Current Liabilities					
Bank overdraft (unsecured)	1(b)(iv)	-	6,260	-	-
Trade payables		36,061	22,883	728	45
Other payables		146,348	200,043	49,071	48,109
Interest bearing liabilities	1(b)(iv)	164,841	334,420	-	-
Current tax payable		6,513	12,444	3,481	4,445
		353,763	576,050	53,280	52,599
Total Liabilities		802,831	1,387,970	254,541	53,482
Total Equity and Liabilities		1,912,087	2,781,014	565,356	553,743

1(b)(ii) Group's investment properties and interest in associates and jointly controlled entities

In connection with the Group's establishment of ART, the Group and the Company divested 12 of its serviced residences to ART, either directly (in the case of properties situated in Singapore) or through the sale of its equity interests in subsidiaries which own the properties (in the case of properties situated outside Singapore). On completion of the divestment, the Group received an aggregate consideration of approximately S$661.2 million from ART which was satisfied in part by the issuance of 454,000,000 new units of ART at an issue price of $1.32 per unit and the balance in cash.

Upon the completion of the subsequent Preferential Offering, 70% or 317,156,704 units in ART were allocated to shareholders. The Group retained 30% or 136,843,296 units in ART. As such, the balance sheet in relation to the ART entities was de-consolidated on 31 March 2006. ART was then accounted for as an associate of the Group prospectively, which resulted in an increase of approximately S$181 million in the investment in associates and jointly controlled entities.

In addition to the above, the Group's investment properties have further decreased in 2Q 2006 arising from the Group's disposal of LCSC to ARMF during the current quarter.

1(b)(iii) Group share capital and reserves

Arising from the abolition of the par value concept in the Companies (Amendment) Act 2005 which became effective on 30 January 2006, the share premium of the Company was reclassified from reserves into the issued and paid-up share capital of the Company. As such, this led to an increase in the share capital of the Company in 1Q 2006.

In 2Q 2006, the reserves of the Company and of the Group decreased as a result of the capital reduction exercise which the Company carried out to reduce its shareholders' equity by approximately S$203.0 million. Approximately S$107.9 million and S$95.1 million were applied against the Company's paid-up share capital and capital reduction reserves respectively when the sanction of the Singapore High Court pursuant to Section 78G of the Companies Act was obtained on 3 May 2006 for the capital reduction.

1(b)(iv) Group borrowings (including finance leases)

		As at 30/06/2006 S$'000	As at 31/12/2005 S$'000
Repayable in one year or less or on demand			
- Secured		16,058	87,417
- Unsecured		148,783	253,263
		164,841	340,680
Repayable after one year			
- Secured		416,478	778,975
		416,478	778,975
Total	(1)	581,319	1,119,655

(1) The decrease of about S$538.3 million in the Group's borrowings as at 30 June 2006 was mainly due to the Group's repayment of bank loans with the Preferential Offering proceeds of approximately S$215 million and the Group's de-consolidation of companies injected into ART, as well as proceeds of approximately S$175 million from the Group's disposal of LCSC as mentioned in 1(b)(ii) above.

Details of collateral

The borrowings of the Group are generally secured by:
- Mortgage on subsidiaries' land and buildings, investment properties and properties under development; and
- Pledge of shares of some subsidiaries.

1(c) CONSOLIDATED CASH FLOW STATEMENT

	2Q 2006 S$'000	2Q 2005 S$'000	1H 2006 S$'000	1H 2005 S$'000
Operating Activities				
Profit from ordinary activities before taxation	40,618	25,865	88,958	31,596
Adjustments for:				
Accretion of deferred income	(576)	(721)	(1,230)	(1,411)
Depreciation and amortisation	4,516	3,132	10,657	8,872
Gain on disposal of:				
- property, plant and equipment	(7)	(41)	(16)	(5)
- properties held for sale	(50)	(977)	(50)	(977)
Non-operating income	(21,355)	(2,035)	(62,598)	(2,035)
Dividend income	(1,597)	-	(1,597)	-
Interest expense	8,211	14,787	21,958	26,218
Interest income	(1,793)	(2,416)	(4,408)	(4,610)
Share of results of associates and jointly controlled entities	(1,992)	(76)	930	1,660
Share option and performance share expense	275	311	550	598
Operating profit before working capital changes	**26,250**	**37,829**	**53,154**	**59,906**
Changes in working capital	(3,229)	9,501	(16,384)	(5,640)
Cash generated from operations	**23,021**	**47,330**	**36,770**	**54,266**
Income tax paid	(4,501)	(2,573)	(9,238)	(7,032)
Proceeds from sale of golf memberships	370	1,168	1,152	1,302
Cash flows from operating activities	**18,890**	**45,925**	**28,684**	**48,536**
Investing Activities				
Interest received	1,383	2,416	4,265	4,797
Acquisition of property, plant and equipment	(12,564)	(1,552)	(17,939)	(9,972)
Acquisition of subsidiary company, net of cash	-	(2,593)	(2,149)	(2,593)
Disposal of subsidiaries, net of cash	(13,820)	-	253,658	-
Proceeds from disposal of:				
- property, plant and equipment	206	128	206	164
- investment property	175,000	2,690	175,000	2,690
- a jointly controlled entity	-	-	-	-
Investment in associates and jointly controlled entities	4,226	13	(3,502)	(6,681)
Dividends from associates and jointly controlled entities	302	1,353	418	1,619
Dividends from other investment	1,597	-	1,597	-
Acquisition of investment properties and properties under development	(38,997)	(6,849)	(38,997)	(6,849)
Proceeds from repayment of loan previously assigned on disposal of subsidiary	-	3,730	-	3,730
Other investing cashflow	(24)	-	(286)	-
Cash flows from investing activities	**117,309**	**(664)**	**372,271**	**(13,095)**
Financing Activities				
Proceeds from shares issued under share option scheme	938	1,524	5,061	3,570
Interest paid	(9,855)	(13,676)	(24,269)	(24,041)
Loan related expenses paid	41	(107)	-	(6,127)
Dividends paid	(30,458)	(30,037)	(30,458)	(30,037)
Dividends paid to minority interest	(404)	-	(474)	(2,247)
(Repayments of)/proceeds from bank borrowings	(50,569)	(24,463)	(321,836)	26,751
Repayment of finance lease liabilities	(934)	(783)	(1,779)	(1,632)
Prepaid interest rate hedging cost	-	(263)	-	(263)
Fixed deposits pledged as securities	-	107	-	528
Cash flows from financing activities	**(91,241)**	**(67,698)**	**(373,755)**	**(33,498)**
Increase/(decrease) in cash & cash equivalents	**44,958**	**(22,437)**	**27,200**	**1,943**
Cash and cash equivalents at beginning of the period	**73,774**	**111,761**	**94,917**	**86,832**
Effect of exchange rate changes on balances held in foreign currencies	318	(108)	(3,067)	441
Cash and cash equivalents at end of the period	**119,050**	**89,216**	**119,050**	**89,216**

Cash and cash equivalents at end of period comprise:

	30/6/2006 S$'000	30/6/2005 S$'000
Cash & Bank Balances	119,050	117,975
Fixed deposits pledged as security for term loan	-	(16,713)
Bank overdraft	-	(12,046)
Cash and cash equivalents at end of the period	**119,050**	**89,216**

The operating cashflow of the Group has decreased by 59% from S$45.9 million in 2Q 2005 to S$18.9 million in 2Q 2006. Similarly, the operating cashflow of the Group has also decreased by 41% from S$48.5 million in 1H 2005 to S$28.7 million in 1H 2006. The decrease in operating cashflow was attributable mainly to the deconsolidation of the operations of the 12 serviced residences injected into ART in March 2006.

82 - 4507

1(d)(i) STATEMENTS OF CHANGES IN EQUITY

S$'000	Share Capital	Share Premium	Revaluation Reserve	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority Interests	Total Equity
GROUP														
At 1 January 2006	314,416	294,278	80,867	603	95,136	396,000	2,754	5,474	(3,805)	1,406	79,943	1,267,072	125,972	1,393,044
Issue of shares under the Share Option Plan	5,061	-	-	-	-	-	-	-	-	-		5,061	-	5,061
Issue of shares under the Performance Share Plan	109	-	-	-	-	-	(109)	-	-	-		-	-	
Stock option expense	-	-	-	-	-	-	258	-	-	-		258	-	258
Performance shares expense	-	-	-	-	-	-	292	-	-	-		292	-	292
Hedging movement for the period	-	-	-	-	-	-	-	-	5,197	-		5,197	-	5,197
Foreign exchange differences	-	-	-	-	-	-	-	-	-	(13,981)		(13,981)	-	(13,981)
Translation adjustment	-	-	(4,548)	(51)	-	-	-	(14)	-	-		(4,613)	(769)	(5,382)
Revaluation surplus on share of associates and jointly controlled entities	-	-	852	-	-	-	-	-	-	-		852	-	852
Disposal of subsidiaries and investment properties	-	-	(52,878)	(98)	-	-	-	-	(1,994)	(13,036)		(68,006)	(51,662)	(119,668)
Profit for the period	-	-	-	-	-	-	-	-	-	-	80,871	80,871	2,776	83,647
Transfer (to)/from	51,798	(294,278)	-	-	-	-	-	242,480	-	-		-	-	
Dividends paid	-	-	-	-	-	-	-	-	-	-	(30,458)	(30,458)	(474)	(30,932)
Expenses in relation to capital distribution	-	-	-	-	-	-	-	-	-	-	(6,136)	(6,136)	-	(6,136)
Capital distribution to *shareholders*	(107,860)	-	-	-	(95,136)	-	-	-	-	-		(202,996)	-	(202,996)
At 30 June 2006	263,524	-	24,293	454	-	396,000	3,195	247,940	(602)	(25,611)	124,220	1,033,413	75,843	1,109,256

S$'000	Share Capital	Share Premium	Revaluation Reserve	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority Interests	Total Equity
At 1 January 2005	310,988	291,812	74,231	504	95,136	396,000	-	5,474	-	(31,575)	91,548	1,234,118	115,695	1,349,813
Effect of adopting FRS 102	-	-	-	-	-	-	1,843	-	-	-	(882)	961	-	961
	310,988	291,812	74,231	504	95,136	396,000	1,843	5,474	-	(31,575)	90,666	1,235,079	115,695	1,350,774
Effect of adopting FRS 39	-	-	-	-	-	-	-	-	(10,204)	24,656	(22,486)	(8,034)	-	(8,034)
As restated	310,988	291,812	74,231	504	95,136	396,000	1,843	5,474	(10,204)	(6,919)	68,180	1,227,045	115,695	1,342,740
Issue of shares under the Share Option Plan	2,058	1,512	-	-	-	-	-	-	-	-		3,570	-	3,570
Issue of shares under the Performance Share Plan	44	-	-	-	-	-	-	-	-	-		44	-	44
Stock option expense	-	-	-	-	-	-	500	-	-	-		500	-	500
Performance shares expense	-	-	-	-	-	-	98	-	-	-		98	-	98
Hedging movement for the period	-	-	-	-	-	-	-	-	3,454	-		3,454	-	3,454
Foreign exchange differences	-	-	-	-	-	-	-	-	-	(460)		(460)	-	(460)
Translation adjustment	-	-	99	(2)	-	-	-	-	-	-		97	(1,194)	(1,097)
Acquisition of subsidiary	-	-	-	-	-	-	-	-	-	-		-	19,232	19,232
Profit for the period	-	-	-	-	-	-	-	-	-	-	19,441	19,441	4,252	23,693
Dividends paid	-	-	-	-	-	-	-	-	-	-	(30,037)	(30,037)	(2,247)	(32,284)
Disposal of investment property	-	-	123	-	-	-	-	-	-	-		123	-	123
At 30 June 2005	313,090	293,324	74,453	502	95,136	396,000	2,441	5,474	(6,750)	(7,379)	57,584	1, 223,875	135,738	1,359,613

S$'000	Share Capital	Share Premium	Capital Reduction Reserve	Foreign Currency Translation Reserve	Equity Compensation Reserve	Revenue Reserve	Shareholders' Equity
COMPANY							
At 1 January 2006	314,416	51,798	95,136	-	2,754	36,157	500,261
Issue of shares under the Share Option Plan	5,061	-	-	-	-	-	5,061
Issue of shares under the Performance Share Plan	109	-	-	-	(109)	-	-
Stock option expense	-	-	-	-	258		258
Performance shares expense	-	-	-	-	292	-	292
Transfer (to)/from	51,798	(51,798)	-	-	-		-
Expenses in relation to capital distribution	-	-	-	-	-	(6,136)	(6,136)
Capital distribution to shareholders	(107,860)	-	(95,136)	-	-	-	(202,996)
Profit for the period	-	-	-	-	-	44,533	44,533
Dividends paid	-	-	-	-	-	(30,458)	(30,458)
At 30 June 2006	263,524	-	-	-	3,195	44,096	310,815
At 1 January 2005	310,988	49,332	95,136	(1,449)	-	62,516	516,523
Effect of adopting revised FRS 21	-	-	-	1,449	-	(1,449)	-
Effect of adopting FRS 102	-	-	-	-	1,843	(882)	961
As restated	310,988	49,332	95,136	-	1,843	60,185	517,484
Issue of shares under the Share Option Plan	2,058	1,512	-	-	-	-	3,570
Issue of shares under the Performance Share Plan	44	-	-	-	-	-	44
Stock option expense	-	-	-	-	500	-	500
Performance shares expense	-	-	-	-	98	-	98
Profit for the period	-	-	-	-	-	(5,976)	(5,976)
Dividends paid	-	-	-	-	-	(30,037)	(30,037)
At 30 June 2005	313,090	50,844	95,136	-	2,441	24,172	485,683

1(d)(ii) Share Capital

Since the last financial year ended 31 December 2005, the issued and paid up capital of the Company decreased by S$50.9 million to S$263.5 million.

The decrease in issued and paid up capital of the Company was due to the capital reduction exercise mentioned above in 1(b)(iii), which reduced the share capital by S$107.9 million. The decrease is partially offset by the share options exercised amounting to S$5.1 million under The Ascott Share Option Plan ("TASOP"), the issue of performance shares amounting to S$0.1 million under The Ascott Performance Share Plan ("TAPSP"), and the reclassification of share premium of the Company amounting to S$51.8 million pursuant to the abolishment of the par value concept.

Share Options

As at 30 June 2006, there were 36,921,250 (31 December 2005: 40,348,300) unissued ordinary shares of the Company under TASOP. The movements are as follows:

As at 1 January 2006	40,348,300
Granted during the financial period	14,047,000
Cancelled/Lapsed during the financial period	(1,949,000)
Exercised during the financial period	(15,525,050)
As at 30 June 2006	36,921,250

Performance Shares

As at 30 June 2006, there were 3,510,000 (31 December 2005: 4,082,223) awards outstanding. Awards granted are only released when the pre-determined targets are achieved. The movements are as follows:

As at 1 January 2006	4,082,223
Issued during the financial period	(572,223)
As at 30 June 2006	3,510,000#

- The actual number of performance shares to be delivered will depend on the achievement of set targets over a three-year period. For achievements that are below 80% of the targets, no performance shares will be given while for achievements that exceed targets by more than 100%, more performance shares than the original award could be delivered up to a maximum of 200% of the original award.

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the Group's most recently audited financial statements for the financial year ended 31 December 2005.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

Not applicable.

6. **Earnings per ordinary share based on profits attributable to Members of the Company (in cents)**

	GROUP		GROUP	
	2Q 2006	2Q 2005	1H 2006	1H 2005
(i) Based on existing issued share capital #	2.34	1.09	5.10	1.24
(ii) On a fully diluted basis +	2.30	1.08	5.02	1.23

Net earnings per share calculation for 2Q 2006 is based on the weighted average number of 1,587,630,884 shares in issue in 2Q 2006 (2Q 2005: 1,564,984,142 shares). Net earnings per share calculation for 1H 2006 is based on the weighted average number of 1,584,386,375 shares in issue in 1H 2006 (1H 2005: 1,561,883,867 shares). These are arrived at after taking into consideration the issue of ordinary shares upon exercise of share options and performance shares.

+ The fully diluted earnings per share calculation for 2Q 2006 is based on the weighted average number of 1,614,094,254 shares in issue for 2Q 2006 (2Q 2005: 1,578,105,197 shares). The fully diluted earnings per share calculation for 1H 2006 is based on the weighted average number of 1,611,282,296 shares in issue for 1H 2006 (1H 2005: 1,576,572,349 shares). These are arrived at after taking into account the potential shares arising from the exercise of share options and performance shares which would dilute the basic earnings per share.

7. **Net asset value per ordinary share (cents)**

	GROUP	
	30/06/2006 (in cents)	31/12/2005 (in cents)
NAV per share	65.1	80.6

Net asset value per share calculation is based on the issued shares of 1,588,313,592 as at 30 June 2006 (31 December 2005: 1,572,081,542 shares). The decrease in NAV per share was mainly due to value returned to shareholders as mentioned in 1(b)(iii).

8(i) **Group Performance Review**

8(i)(a) **Revenue and Operating EBITDA Analysis – 2Q 2006 vs 2Q 2005**

	Ref	Revenue				Ref	Operating EBITDA			
		2Q 2006	2Q 2005	Variance			2Q 2006	2Q 2005	Variance	
		S$'million		S$M	%		S$'million		S$'M	%
Serviced Residence		93.5	110.0	(16.5)	-15%		28.7	38.7	(10.0)	-26%
Retail and Others		4.5	9.5	(5.0)	-53%		3.7	3.4	0.3	9%
	A.1	98.0	119.5	(21.5)	-18%	A.8	32.4	42.1	(9.7)	-23%
Serviced Residence										
Singapore		8.2	9.2	(1.0)	-11%		1.9	4.2	(2.3)	-55%
South East Asia		4.0	15.3	(11.3)	-74%		2.2	9.5	(7.3)	-77%
North Asia		4.5	6.0	(1.5)	-25%		2.7	4.4	(1.7)	-39%
Australia and New Zealand		10.1	10.8	(0.7)	-6%		(1.4)	(2.4)	1.0	42%
Europe		66.7	68.7	(2.0)	-3%		25.3	26.3	(1.0)	-4%
ART		-	-	-	-		1.7	-	1.7	n.m.
Unallocated items (including foreign exchange differences)		-	-	-	-		(3.7)	(3.3)	(0.4)	-12%
		93.5	110.0	(16.5)	-15%		28.7	38.7	(10.0)	-26%

Revenue for 2Q 2006 of S$98.0 million decreased by 18% over that of the corresponding period last year. The decrease in revenue was attributable mainly to the Group's divestment of 12 of its serviced residences to ART in March 2006. Without the ART divestment, the revenue for 2Q 2006 would have been S$121.4 million, an increase of 2% over the corresponding period last year.

This increase of 2% as mentioned above was underpinned by overall revenue per available apartment unit ("REVPAU") growth on a same store basis, with the serviced residence operations in Singapore, Philippines and the United Kingdom achieving double digit REVPAU increases. The consolidation of results from The Ascott Beijing in China and The Ascott Mayfair in UK also contributed to this increase in revenue.

In addition to the above, the revenue for 2Q 2006 would have increased further to S$126.1 million, yielding an overall increase of 6% if the translation differences of Europe accounts at lower exchange rates for this quarter were excluded.

In tandem with the lower revenue, operating EBITDA for 2Q 2006 at S$32.4 million was also lower by S$9.7 million or 23% than 2Q 2005. Excluding the ART divestment and effects of lower exchange rate for Euro dollars, the operating EBITDA would have increased by 5%.

In Singapore, South East Asia and North Asia, the decrease in revenue and operating EBITDA of the Group's serviced residence operations in 2Q 2006 vs 2Q 2005 was due mainly to the Group's divestment of 12 of its serviced residences (2 from Singapore, 7 from South East Asia and 3 from North Asia) to ART in March 2006.

In Europe, the Group's serviced residences in 2Q 2006 recorded S$66.7 million in revenue, which was a decrease of S$2.0 million or 3% over the revenue of S$68.7 million recorded in 2Q 2005. The decrease in revenue was mainly due to refurbishments and renovation works being carried out in 6 Citadines properties in France during 1H 2006, as well as the translation of Europe accounts at lower exchange rates from Euro to S$ during the current quarter. This was partially offset by the additional contribution from the consolidation of The Ascott Mayfair in 2Q 2006.

Despite the reduction in available units for rent from the properties under refurbishments, on a same-store basis, the operating performance of the European serviced residence operations improved with the REVPAU increasing by 4% from S$146 in 2Q 2005 to S$151 in the current quarter.

For Australia and New Zealand's operations, the Group reduced the losses significantly by 42% to S$1.4 million in 2Q 2006 compared to a loss of S$2.4 million for the same period last year. This was achieved through a combination of higher average daily rates achieved, as well as rigorous implementation of cost control measures by the Group.

8(i)(a) Revenue and Operating EBITDA Analysis – 1H 2006 vs 1H 2005

	Ref	Revenue 1H 2006 S$'million	Revenue 1H 2005 S$'million	Variance S$M	Variance %	Ref	Operating EBITDA 1H 2006 S$'million	Operating EBITDA 1H 2005 S$'million	Variance S$'M	Variance %
Serviced Residence		193.9	204.4	(10.5)	-5%		53.6	60.0	(6.4)	-11%
Retail and Others		10.6	14.8	(4.2)	-28%		6.8	5.3	1.5	28%
	A.1	204.5	219.2	(14.7)	-7%	A.8	60.4	65.3	(4.9)	-8%
Serviced Residence										
Singapore		18.6	18.2	0.4	2%		6.1	7.9	(1.8)	-23%
South East Asia		20.9	29.2	(8.3)	-28%		12.3	18.6	(6.3)	-34%
North Asia		15.6	11.1	4.5	41%		8.3	8.7	(0.4)	-5%
Australia and New Zealand		22.5	23.3	(0.8)	-3%		(1.5)	(3.3)	1.8	55%
Europe		116.3	122.6	(6.3)	-5%		35.6	36.9	(1.3)	-4%
ART		-	-	-	-		1.7	-	1.7	n.m.
Unallocated items (including foreign exchange differences)		-	-	-	-		(8.9)	(8.8)	(0.1)	-1%
		193.9	204.4	(10.5)	-5%		53.6	60.0	(6.4)	-11%

Similarly, arising from the ART divestment, revenue for 1H 2006 of S$204.5 million also decreased by 7% over that of the corresponding period last year. Without the ART divestment, the revenue for 1H 2006 would have been S$227.9 million, an increase of 4% over the corresponding period last year. In addition to the above, the revenue for 1H 2006 would have increased further to S$237.5 million, yielding an overall increase of 8% if the translation differences of Europe accounts at lower exchange rates for this half year were excluded.

In tandem with the lower revenue, operating EBITDA for 1H 2006 at S$60.4 million was also lower by S$4.9 million or 8% than 1H 2005. Excluding the ART divestment and effects of lower exchange rate for Euro dollars, the increase in operating EBITDA would have been 11%.

8(i)(c) Net Profit

Net Profit	2Q 2006 S$'000	2Q 2005 S$'000	Variance S$'000	Variance %	1H 2006 S$'000	1H 2005 S$'000	Variance S$'000	Variance %
Net profit from operations	15.2	15.0	0.2	2%	18.5	17.4	1.1	6%
Net portfolio gains	21.9	2.0	19.9	974%	62.4	2.0	60.4	n.m.
Net profit attributable to shareholders	37.1	17.0	20.1	118%	80.9	19.4	61.5	316%

The Group achieved net profit of S$80.9 million for 1H 2006, four-fold of the net profit of S$19.4 million posted for the corresponding period last year. This also surpassed the full year 2005 net profit of S$41.9 million. The strong profit was not only underpinned by the realization of portfolio gains from the Group's divestment of 12 serviced residences to ART and the disposal of LCSC, it was also supported by strong fundamental operating performances. This net profit is set to climb higher when the estimated gain of S$78.3 million for The Ascott Mayfair's divestment is booked in 3Q 2006.

Notwithstanding the ART divestment and the sale of LCSC, the Group's net profits from operations in 2Q 2006 exceeded that of 2Q 2005 by 2% from S$15.0 million in 2Q 2005 to S$15.2 million for the current quarter.

Similarly, the Group's net profits from operations in 1H 2006 also exceeded that of the comparative period in 1H 2005. Excluding the portfolio gains, the Group's net profits from operations in 1H 2006 was in fact S$18.5 million vs S$17.4 million in 1H 2005, an improvement of S$1.1 million or 6%.

8(ii) Additional Information:-

8(ii)(a) Operational Review

The following operational review covers the Group's serviced residence business in which the Group has a presence, which includes the full results of the Group's owned, leased and managed properties (i.e. System-Wide).

System-wide revenue analysis

Revenue Analysis (System-Wide)	2Q 2006 S$' million	2Q 2005 S$' million	%	1H 2006 S$' million	1H 2005 S$' million	%
Singapore	14.2	12.3	15%	27.6	23.7	16%
South East Asia@	27.8	27.0	3%	55.6	53.1	5%
North Asia^	25.6	26.3	-3%	49.1	49.7	-1%
Australia and New Zealand	10.5	10.1	4%	22.5	21.8	3%
Europe#	75.4	72.9	3%	131.7	128.7	2%
Overall same store revenue	**153.5**	**148.6**	**3%**	**286.5**	**277.0**	**3%**

Revenue per available apartment unit ("REVPAU") analysis

REVPAU Analysis (System-Wide)	2Q 2006 S$/day	2Q 2005 S$/day	%	1H 2006 S$/day	1H 2005 S$/day	%
Singapore	**159**	**137**	**16%**	**155**	**132**	**17%**
South East Asia@	**79**	**77**	**3%**	**80**	**77**	**4%**
- Vietnam	108	106	2%	110	108	2%
- Thailand	72	77	-6%	76	76	-
- Indonesia	63	60	5%	63	60	5%
- Philippines	85	70	22%	85	68	25%
- Malaysia	92	92	-	90	90	-
North Asia^	**150**	**154**	**-3%**	**144**	**148**	**-3%**
- China	148	153	-3%	143	146	-2%
- Japan	177	173	2%	161	166	-3%
Australia / New Zealand	**111**	**106**	**5%**	**120**	**116**	**3%**
Europe #	**151**	**146**	**3%**	**133**	**129**	**3%**
- France	136	134	1%	119	120	-1%
- United Kingdom	223	203	10%	195	176	11%
- Other Europe	121	115	5%	104	104	-
Overall same store REVPAU	**129**	**125**	**3%**	**121**	**117**	**3%**

@ The revenue and REVPAU of South East Asia did not include those of Somerset Park Suanplu in Thailand, a 223-apartment units serviced residence which was only officially opened in 3Q 2005; and Somerset Seri Bukit Ceylon in Malaysia, a 96-apartment units serviced residence which was only officially opened in 1Q 2006.

^ The revenue and REVPAU of North Asia did not include those of Somerset Palace Seoul in Korea, a 402-apartment units serviced residence which was only officially opened in 4Q 2005; and Springdale in China, a 175-apartment units serviced residence whereby the management contract only began in 4Q 2005.

The revenue and REVPAU of Europe did not include those of the 271 apartment units in United Kingdom and France whose management contracts were not renewed in the second half of 2005.

System-wide Revenue and REVPAU Analysis

The Group's same-store system-wide revenue in 2Q 2006 grew to S$153.5 million, representing a 3% increase vis-à-vis the same period in 2005. This was supported by an increase of S$4 in the overall same store REVPAU from S$125 in 2Q 2005 to S$129 in 2Q 2006. In addition, the majority of the regions in which the Group has serviced residence operations still continued to experience improvements in the REVPAU in 2Q 2006, with Singapore, Philippines and United Kingdom achieving double digit increases. This was despite the Group having to operate within challenging business environments with ongoing political instability around the region, slower market growth in the North Asia and renovation and refurbishment projects in Europe, Vietnam and Thailand.

Key Market Review

Singapore

The Group's serviced residence operations in Singapore continued to excel in 2Q 2006 with a REVPAU of $159, representing a 16% increase over the same period in 2005. Driven by the strong REVPAU in 2Q 2006, the Group's serviced residence operations in Singapore recorded in 1H 2006 a REVPAU of $155, representing a 17% increase over the same period in 2005. Tapping on the continuing strong market conditions in Singapore, the Group continued with increases in average daily rates and occupancy through a combination of the right market mix and forward-looking sales strategies. In light of Singapore's favorable business environment, the outlook of the serviced residence industry continues to be positive for 2006.

South East Asia
(Vietnam, Thailand, Indonesia, Philippines and Malaysia)

In Vietnam, the REVPAU for 2Q 2006 was S$108, which represented an increase of 2% as compared to S$106 in 2Q 2005. The REVPAU of the Vietnam serviced residence operations for 1H 2006 has also similarly increased to S$110 from S$108 in 1H 2005. These increases were achieved with higher average daily rates through strategies implemented by management to increase rental rates of long stay tenants upon renewal of lease. The rate increases was also bolstered by favorable market conditions for serviced residences with strong demand due to Vietnam's steady growth with the much anticipated admission to WTO, and limited supply of internationally managed serviced residences. This was partially offset by lower occupancies experienced in 2 properties which commenced major renovations during the current quarter to streamline room configurations and improve rental yields.

In Thailand, the REVPAU of the Group's serviced residence operations for 2Q 2006 fell from S$77 in 2Q 2005 to S$72 in 2Q 2006 on a same store basis. However, the Group maintained its REVPAU in Thailand for 1H 2006 with that of 1H 2005 at S$76 on a same store basis. This was in spite of increased political tension during this half year and its resultant impact on short-stay business traffic as well as long-stay business due to companies postponing their business plans. Despite the unsettled political situation, the Group's Ascott property in Bangkok managed to increase its REVPAU by 13% compared to the same period last year. This was partially offset by lower occupancies experienced in 2 Somerset properties which have been undergoing or preparing to undergo refurbishment during the current quarter. These planned property refurbishments were designed to enable the Group to further improve its penetration of the Bangkok market in the future. In conjunction with the above, the Group will also be launching its first Citadines brand property in the second half of 2006 to tap on the growing mid-tier serviced residence market in Thailand. An additional 3 Citadines properties are expected to open in the Sukhumvit area before the end of 2008.

In Indonesia, the improvement in the REVPAU of the Group's serviced residence operations for 2Q and 1H 2006 was 5% to S$63, as compared to S$60 in 2Q and 1H 2005. These increases were mainly attributable to increased overall demand and strong corporate client base. This was despite slow recovery in the Indonesian economy at the macro level and temporary adverse environmental conditions affecting one property at the micro level. The Group has adopted the dual strategy of increasing occupancy on the one hand and exercising cost controls on the other while awaiting for the Indonesian market to pick up. The anticipated impact of increased competitive pressures in the coming years is expected to be mitigated by the commencement of multi-billion dollar mega projects such as gas exploration and nickel mining which the Indonesian government is striving urgently to kick start.

In the Philippines, the REVPAU of the Group's serviced residence operations for 2Q 2006 was S$85, which reflected a significant increase of 22% when compared with S$70 in 2Q 2005. Mirroring this performance, the Group's 1H 2006 REVPAU in the Philippines also notched at S$85, a 25% increase compared to S$68 in 1H 2005. This strong growth was driven by healthy increases in both occupancy rates and average daily rates. Year on year increases in the industrial & services sector as well as continued growth in the communications & IT industry have fueled the economy leading to an increased demand for accommodation. This was despite a temporary downturn in March 2006 which arose from the government's declaration of state of emergency towards the end of February 2006. In light of the favorable business environment, the Group's serviced residence operations in the Philippines are expected to be positive through the continual building of new accounts and improved brand awareness.

In Malaysia, the Group's serviced residence operations in 2Q 2006 and 1H 2006 remained consistent in performance with that of 2Q 2005 at S$92 and 1H 2005 at S$90 respectively on a same store basis. This was despite the growth in supply of hotels and serviced residences in Malaysia coupled with pressures on the average daily rates. At the same time, Group's serviced residence operations in Malaysia also continued to retain its market leadership role in the Malaysian hospitality industry. This is bolstered by continuing growth from key sectors such as oil and gas, and financial services industries.

North Asia
(China, Japan and Korea)

In China, the REVPAU of the Group's serviced residence operations for 2Q 2006 at S$148 and for 1H 2006 at S$143 were lower as compared to the REVPAU of the same period last year on a same store basis. This was primarily due to expiry of leases for a few key accounts of the Beijing properties and lower demand for bigger apartment units. This resulted in lower average daily rates while occupancy remained high. The Group would continue to focus on improving its overall product and service proposition to enhance lasting relationships with its corporate customers and its brand equity in China. In addition to the above, the Group will also be launching its Citadines brand properties in Shanghai in the second half of 2006 to tap on the budding mid-tier serviced residence market in China.

In Japan, the REVPAU of the Group's serviced residence operations for 2Q 2006 was higher at S$177, which represented a 2% increase as compared to 2Q 2005, albeit lower REVPAU of S$161 for 1H 2006 as compared to S$166 in 1H 2005. While occupancy was lower, the Group achieved higher average daily rates for its serviced residence operations in Japan in 1H 2006 as compared to 1H 2005. The Group will continue to pursue focused sales and marketing activities to further enhance its performance for the year.

In Korea, the REVPAU for 2Q 2006 was higher at S$120, which represented an increase as compared to S$89 for 1Q 2006. The awareness of Somerset Palace Seoul as a serviced residence has been improving with the implementation of the various innovative sales and marketing strategies. Accordingly, the REVPAU have steadily increased since 1Q 2006 and the Group expects the REVPAU to further improve in the second half of 2006.

Australia and New Zealand

In Australia and New Zealand, the REVPAU of the Group's serviced residence operations for 2Q 2006 was higher at S$111, which represented a 5% increase as compared to 2Q 2005. The Group's REVPAU for 1H 2006 of $120 also showed an increase of 3% over S$116 for 1H 2005. The improved performance of the Group's serviced residence operations in Australia came despite an expected slump after the Commonwealth Games in 1Q 2006. This reflected the results of the ongoing efforts to increase long-stay business and corporate accounts, as well as increased share of the leisure market. The performance of the Group's properties in Sydney, Melbourne & Hobart for the current period continued to be ahead as compared to those of the previous period. However, this was partially offset by lower performance of the Group's property in Auckland due to tougher operating conditions.

Europe

REVPAU of the Group's serviced residence operations in Europe for 2Q 2006 was S$151. This represented an improvement of 3% over the REVPAU of S$146 in 2Q 2005 on a same store basis. Sales strategies, consisting of focusing efforts on the corporate market and maintaining rate integrity, have improved the Group's REVPAU in Europe for 1H 2006 to S$133, a 3% increase over the REVPAU of S$129 in 1H 2005 on a same store basis.

In France, refurbishments and renovation works were being carried out in five Citadines properties in 1Q 2006, two of which are in Paris (Paris-Didot and Paris-Trocadero) and the remaining three are in the French provincial cities (Montpellier Antigone, Bordeaux and Toulouse). These refurbishments and renovation works were completed only in 2Q 2006. In addition to the above, new refurbishments and renovation works have just commenced in a Citadines property in Paris (Paris-Saint Germain) in May 2006. All these activities had restricted the inventory available to generate revenue during the first half of this year. Despite this, REVPAU for 2Q 2006 at S$136 saw an increase by 1% from S$134 in 2Q 2005, and REVPAU for 1H 2006 at S$119 was close to the REVPAU of the same period last year.

In United Kingdom, the Group's sales strategies continued to reap significant results for the Group's serviced residence operations. This was evident from the 10% improvement in its REVPAU from S$203 in 2Q 2005 to S$223 in 2Q 2006. UK's REVPAU for 1H 2006 at S$195 also represented an improvement of 11% over the REVPAU of S$176 in 1H 2005. In addition, the Group improved the yield from The Ascott Mayfair, which was fully acquired at the end of 2005 through an asset-swap transaction.

For the rest of Europe, the REVPAU increased by 5% from $115 in 2Q 2005 to $121 in 2Q 2006. This improvement in performance was mainly contributed by the Group's operations in Germany which benefited from the World Cup event in the country. The Group's operations in Spain and Belgium continued to perform well with increases in the average daily rates despite the slower market sentiments and heightened competition as a result of oversupply in the market. REVPAU for 1H 2006 at S$104 was close to the REVPAU of the same period last year.

Note : The system-wide revenue and REVPAU for 2005 have been translated at 2006 exchange rates for analysis purposes.

Awards and Accolades

For 1H 2006, the Group had benefited from the various initiatives undertaken. In addition to its ongoing expansion of its serviced residence operations, the Group has improved its operating margins, as well as enhanced its brand equity and reinforced its customer-focused strategy to deliver innovative products and quality services. In this respect, the Group continues to build alliances with strategic partners through joint promotions to strengthen its brand recognition and at the same time enlarge its customer base. As a result, the Group was accorded with numerous honours worldwide, among which included the following:

Serviced residence awards

1. The Ascott Group clinched the top spot in China's 2006 'Top 100 Serviced Apartments Award'. For the third consecutive year, Ascott beat more than 1,000 industry players for the coveted award which recognises outstanding accomplishments and exceptional service provided by serviced residences in China. The serviced residence operators were rated primarily on the effectiveness of their branding and marketing strategies, sales channels and service standards.

2. The Ascott Jakarta was the sole recipient from the hospitality and apartment industry which walked away with the prestigious 'Indonesia Product and Service Excellence' award. This award is recognized by the 'World Achievement Association' and 'International Professional Organisation' with support from the Governor of Jakarta and the Ministry of Social Affairs of Indonesia.

3. The Vietnam Economic Times which organises the annual Vietnam Guide Awards presented the Somerset Chancellor Court in Ho Chi Minh City and the Somerset Grand Hanoi with the 'Best Service In Serviced Apartments' awards and the Somerset Ho Chi Minh City with the 'Excellent Service In Serviced Apartments' award.

4. In a travel survey conducted by Asian Legal Business, a monthly publication read by the legal professionals and senior executives in Asia Pacific, Ascott was found to be in one of the top 5 positions for 'Best Serviced Apartments in Asia' for 2005.

5. The Group's serviced residence operations in Thailand were accorded with the 'Best Serviced Residence Brand' award for its 'The Ascott' and 'Somerset' brands in Bangkok, Thailand by the 'Lifestyle + Travel' magazine, which is a regional travel publication in Asia and the Middle East.

Corporate awards / recognition

1. The Group achieved ninth position among 644 companies listed on SGX (Singapore Exchange) in the 'Business Times Corporate Transparency Index' as published by The Business Times in Singapore.

2. For the second consecutive year, Ascott was the only Singapore company among the 7 companies cited for Good Practices in Corporate Reporting by PricewaterhouseCoopers. The companies were short-listed from thousands of listed companies worldwide.

3. Ascott won the Bronze award under the Best Annual Report (for companies with ≥ S$500m in market capitalization) category. The Annual Report Award Competition is co-sponsored by the Institute of Certified Public Accountants of Singapore, Securities Investors Association (Singapore), the Singapore Exchange Ltd, the Singapore Institute of Management, the Singapore Institute of Directors, The Business Times and the Investment Management Association (Singapore).

4. The Group was presented with the 'Innovative Capital Venture' award at the 2006 China Hotel Investment Summit (CHIS) in Shanghai, China. Ascott was recognized for its pioneering spirit and innovativeness, which was demonstrated through the successful listing of the first Pan-Asian serviced residence real estate investment trust, Ascott Residence Trust, on 31 March 2006.

82 - 4507

8(ii)(b) Investment and Business Development Review – 1H 2006

For 1H 2006, the Group invested in two serviced residence developments in China, one serviced residence in Hong Kong and three serviced residence developments in Thailand. In addition, the Group also secured one management contract in China during the period.

	Name of property	No. of units	Description
1Q 2006 South East Asia Thailand	Citadines Bangkok Sukhumvit 23	140	In a development framework agreement signed in 2005 with the Thakral family in Thailand, the Group has committed to form joint ventures with the Thakral family, in which the Group will invest 49% interest, to develop five Citadines serviced residences in the Sukhumvit area, Bangkok's thriving business district and a prime shopping belt. This is the second Citadines serviced residence to be developed under the agreement and is targeted to be opened in the second half of 2007.
1Q 2006	TOTAL	140	
2Q 2006 North Asia China	Citadines Hongkong Tsimshatsui Ashley	36	The Group acquired a serviced residence located in the prime area of Tsimshatsui in Kowloon, Hong Kong. It will be refurbished and is targeted to commence operations in the second half of 2006.
	Citadines Suzhou Xinghai	167	The Group acquired a 80% interest in Suzhou Chong Rui New Century Real Estate Development Co Ltd, which is the developer of the proposed Citadines Xinghai in the Suzhou Industrial Park. This is targeted to open in the first half of 2007.
	Citadines Suzhou Lejia	250	The Group established a joint venture, Suzhou Jiale Real Estate Co Ltd, in which it has 30% equity interest, together with two other joint venture partners to invest, develop, operate and manage the proposed Citadines Lejia in Hudong, Suzhou Industrial Park. The property is expected to open by the second half of 2008.
	Citadines Xi'an Central	133	A management contract was secured with Shaanxi New Trend Real Estate Co Ltd for a period of 10 years. The property is situated in the Beilin District and is targeted to open in the second half of 2006.
South East Asia Thailand	Citadines Bangkok Sukhumvit 11	128	This is the third Citadines serviced residence to be developed under the development framework agreement with the Thakral family and is slated to open in the second half of 2007.
	Citadines Bangkok Sukhumvit 8	130	This is the fourth Citadines serviced residence to be developed under the development framework agreement with the Thakral family and is targeted to open in the second half of 2008.
2Q 2006	TOTAL	844	
1H 2006	TOTAL	984	

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain why any variance between the forecast or prospect statement and the actual results**

None.

10. **Prospects**

The business environment in Asia and Europe remains positive. Demand for business and leisure accommodation is expected to continue to be strong.

The Group has transformed its business model into a comprehensive platform where ART is a capital-efficient and asset-owning vehicle while the Group will focus on growing fee-based income and incubating assets for ART. With this new business model, the Group is well-poised to capitalise on attractive investment opportunities. In line with the Group's strategy to achieve higher value-add in the property value chain, the Group has increasingly taken equity stakes in the development of serviced residences.

The full year net profit will include the net portfolio gain of S$78.3 million from the divestment of The Ascott Mayfair, upon completion in the second half of 2006.

11. **Dividends**

No interim dividend for the period ended 30 June 2006 is recommended.

12. **Interested Person Transactions**

Name of Interested Person	Aggregate value* of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value* of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	YTD June 2006	YTD June 2006
	S$'000	S$'000
CapitaLand Ltd and its associates		
Management & support services fee expense	-	720
Financial advisory services for the creation of Ascott Residence Trust	-	400
Purchase of 34 units of serviced apartments in Australia	8,912	-
Temasek Holdings (Private) Ltd and its associates		
Rental of serviced apartments	-	784

*The aggregate value is for the contract period

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
Hazel Chew / Doreen Nah
Joint Company Secretaries

Singapore
28 July 2006

82 - 4507

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT ACHIEVES S$80.9 MILLION IN NET PROFIT, FOUR-FOLD OVER 1H 2005

Singapore, 28 July 2006 – The Ascott Group (Ascott) has put up a sterling performance; achieving a net profit of S$80.9 million, four-fold that of the S$19.4 million posted in the first half of 2005. Ascott's net profit for the first six months also surpassed its full year 2005 net profit of S$41.9 million.

The strong profit was not only underpinned by the realisation of portfolio gains of S$62.4 million from the Group's divestments of 12 serviced residences to Ascott Residence Trust (ART) and Liang Court Shopping Centre, it was also supported by the Group's strong operating fundamentals.

Notwithstanding the divestments, Ascott's net profit from operations in the first half of 2006 also exceeded that of the comparative period in 2005 by 6% from S$17.4 million to S$18.5 million.

Correspondingly, with the divestment of the 12 properties to ART, Ascott's revenue and operating EBITDA for the first half of 2006 decreased by 7% to S$204.5 million and 8% to S$60.4 million respectively.

Revenue per available unit for Ascott's serviced residences in the Philippines (25%), Singapore (17%) and the United Kingdom (11%) registered double digit growth for the first half of 2006.

Mr Lim Chin Beng, Ascott's Chairman said, "The Ascott Group has created a value chain for its serviced residence business; from the acquisition of real estate to development, reconfiguration, leasing, operation and divestment. With Ascott's new business model as a manager of serviced residences and an incubator of assets for ART, the Group is well-poised to capitalise on attractive investment opportunities. These opportunities include the expansion of its serviced residence management business and the securing of attractive acquisitions in Singapore and overseas."

Mr Cameron Ong, Ascott's Managing Director and Chief Executive Officer said, "The Ascott Group has achieved a sterling performance in its net profit for the first six months; having achieved S$80.9 million which is four-fold that of the first half of 2005. We have further sharpened our focus on growing our serviced residences business; having successfully divested Liang Court Shopping Centre, and increasingly taking equity stakes in the development of serviced residences located in strategic high-growth

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM

markets. From January to June this year, we have invested close to S$400 million in eight new properties."

Mr Ong added, "Moving forward we will continue to strengthen our portfolio not only in Asia but also in Europe which constitutes more than half of the Group's total asset value of S$1.9 billion, and contributed 57% of our total revenue for the first half of 2006. The Group's net profit is set to climb higher when the estimated gain of S$78.3 million for the divestment of The Ascott Mayfair is booked in the second half of 2006."

More information

Group	*1H 06 S$ m*	*1H 05 S$ m*	*Change*	*2Q 06 S$ m*	*2Q 05 S$ m*	*Change*
Revenue	**204.5**	219.2	-7%	**98.0**	119.5	-18%*
Operating EBITDA	**60.4**	65.3	-8%	**32.4**	42.1	-23%*
Profit After Tax and Minority Interest (PATMI)	**80.9**	19.4	316%	**37.1**	17.0	118%
Comprises:						
Net Profit From Operations	**18.5**	17.4	6%	**15.2**	15.0	2%
Net Portfolio Gain	**62.4**	2.0	n.m.	**21.9**	2.0	974%
Basic Earnings Per Share	**5.10 cts**	1.24 cts	3.86 cts	**2.34 cts**	1.09 cts	1.25 cts

n.m.: not meaningful

**The revenue of S$98 million for the second quarter of 2006 decreased by 18% over the corresponding period last year. This decrease was attributable mainly to the divestment of 12 properties to ART in March 2006, as well as exchange differences on translation of our Europe results to the Singapore dollar. In tandem with the lower revenue, the operating EBITDA of S$32.4 million for the second quarter of 2006 was lower by 23% over the corresponding period last year.*

Without the ART divestment and translation differences for the Euro currency, the revenue and operating EBITDA for the second quarter of 2006 would have increased by 6% and 5% respectively.

Despite the lower revenue, the second quarter net profit of S$37.1 million was more than double that of S$17.0 million in the second quarter of 2005 on the back of portfolio gains and lower interest cost.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with about 16,000 serviced residence units in key cities of Asia Pacific, Europe and the Middle East.

The Group operates three brands – The Ascott, Somerset and Citadines in 43 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Pattaya, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Xi'an and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand as well as Dubai in the Middle East.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally; it has clinched numerous prestigious awards including the 'Most Outstanding International Brand' award from Apartment Living magazine in Thailand, '2006 Korea Top Brand' award by Seoul Economy newspaper, Korea Herald's 'Readers' Best Brand Awards 2006', '2006 Best Company & CEO' award from the Herald Business in Korea, the 'Best Serviced Residence Brand' award by Lifestyle + Travel magazine in Thailand, the 'Innovative Capital Venture' award at the 2006 China Hotel Investment Summit, 2006 'China's Top 100 Serviced Apartments' award, Korea Times' 'Best International Serviced Residence Brand' award, the 'Highly Commended Deluxe Accommodation' award at the 2005 Tasmanian Tourism Awards, 'Best Accommodation' at the 2005 World Travel Awards, TTG Asia Media's 2005 'Best Serviced Residence Operator' award, and the Business Traveller Asia Pacific's 2005 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. Its property and hospitality portfolio spans more than 70 cities in 18 countries.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Low Su Lin, Manager, Corporate Communications
Tel: (65) 6586 7241 Hp: (65) 9690 1255 Email: low.sulin@the-ascott.com

Analyst
Lilian Goh, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

THE ASCOTT GROUP

A Member of CapitaLand



THE ASCOTT GROUP

A Member of CapitaLand

HIGHLIGHTS
1H 2006 RESULTS

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THE ASCOTT GROUP
Member of CapitaLand

Disclaimer



These slides may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

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1H 2006 Highlights

- Achieved S$80.9m net profit, four-fold over that of S$19.4m posted for 1H 2005

- Realised portfolio gains from the Group's divestment of 12 serviced residences to Ascott Residence Trust (ART) and divestment of Liang Court Shopping Centre

- Invested close to S$400 million in 1,200 units, 8 properties across 4 cities which will be part of the pipeline for ART

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THE ASCOTT GROUP
Member of CapitaLand

Summary Income Statement

S$m	2Q 2006	2Q 2005	Growth	%
Revenue #	98.0	119.5	↓	18%
Operating EBITDA #	32.4	42.1	↓	23%
PATMI *	**37.1**	**17.0**	↑	**118%**

* Comprised:				
PATMI from Operations	15.2	15.0	↑	2%
Portfolio Gains	*21.9*	*2.0*	↑	*974%*

 # 2Q 2006 excludes contributions from 12 properties divested to ART in March 2006

PATMI FOR 2Q 2006 EXCEEDED 2Q 2005

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Summary Income Statement

S$m	1H 2006	1H 2005	Growth	%
Revenue #	204.5	219.2	↓	7%
Operating EBITDA #	60.4	65.3	↓	8%
PATMI *	**80.9**	**19.4**	↑	**316%**
** Comprised:*				
PATMI from Operations	18.5	17.4	↑	6%
Portfolio Gains	*62.4*	*2.0*	↑	*nm*

1H 2006 excludes contributions from 12 properties divested to ART in March 2006

PATMI FOR 1H 2006 SURPASSED FULL-YEAR 2005 PATMI OF $41.9M
1H 2006 PATMI FROM OPERATIONS ↑ 6%

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Group Revenue
- 1H 2006


S$m
240
210
180
150
120
90
60
30
0
204.4
193.9
14.8
10.6
219.2
204.5
Serviced Residence
Non-Serviced Residence
Total
2005
2006
Same Store

ON SAME STORE BASIS, REVENUE FROM SERVICED RESIDENCE EXCEEDED LAST YEAR

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Serviced Residence Revenue
- 1H 2006


S$m
140
120
100
80
60
40
20
0
vs last year due to divestment of 7 ART properties
6 properties under renovation in 1H 2006
18.2
18.6
29.2
20.9
11.1
15.6
23.3
22.5
122.6
116.3
S'pore
SE Asia
N Asia
Australia/NZ
Europe
2005
2006
Same Store

ON SAME STORE BASIS, ALL REGIONS EXCEEDED LAST YEAR EXCEPT EUROPE

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Operating EBITDA
- 1H 2006


S$m
70
60
50
40
30
20
10
0
60.0
53.6
5.3
6.8
65.3
60.4
Serviced Residence
Non-Serviced Residence
Total
2005
2006
Same Store

ON SAME STORE BASIS, OPERATING EBITDA EXCEEDED LAST YEAR

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Operating EBITDA*

- 1H 2006



S$m
36
31
26
21
16
11
6
1
-4
Slight ⇩ due to political instability in Thailand and renovation of Somerset West Lake and Somerset Chancellor Court in Vietnam
7.9
6.1
18.6
12.3
8.7
8.3
-3.3
-1.5
36.9
35.6
S'pore
SE Asia
N Asia
Australia/NZ
Europe
2005
2006
Same Store

ON SAME STORE BASIS, ALL EXCEPT SE ASIA EXCEEDED LAST YEAR

* *Operating EBITDA excludes corporate cost and FX gain/(loss)*

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Improved Balance Sheet Profile


S$m
3500
3000
2500
2000
1500
1000
500
0
S$2.8B
S$2.8B
S$1.9B
S$1.9B
260
2,521
91%
605
779
130
1,267
78%
283
1,629
85%
386
417
76
1,033
80%
FY 2005
1H 2006
Other Assets
Investments & Fixed Assets
Short Term Borrowings & Other Liabilities
Long Term Borrowings
Minority Interest
Share Cap & Reserves

Transformation of business model to manager/ operator of SR and incubator of properties

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THE ASCOTT GROUP
Member of CapitaLand

Key Financial Ratios

	1H 2006	1H 2005	Comments
Total Shareholders' Return	48%	14%	↑ with continuing appreciation in share price
ROE (%) - *(annualised)*	8.6%	3.0%	↑ with portfolio gains
EPS (¢) - *(annualised)*	6.27	2.36	↑ with portfolio gains
NAV per Share (¢)	65.1	78.2	↓ due to divestment of 12 properties to shareholders at a discount
Gearing Ratio	0.42	0.58	Improved due to repayment of loans with ART & LCSC proceeds
Interest Cover Ratio (ICR)	6.5 x	2.9 x	↑ with portfolio gains
Operating Cashflow (S$m)	36.8	54.3	Deconsolidation of cashflow of 12 properties divested to ART

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THE ASCOTT GROUP
A Member of CapitaLand



Business Review

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Serviced Residence Value Chain


THE ASCOTT GROUP
A Member of CapitaLand
Core Business
Serviced Residence Incubator
Pipeline of assets with first right of refusal
ASCOTT RESIDENCE TRUST
Portfolio of Pan-Asian Serviced Residences
TAG
ART
Purchase real estate
Development
Re-configuration
Leasing
Operating
Divestment
Serviced Residence Value Chain

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Core Business

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mber of CapitaLand

Ascott – Where We Are

- Largest international serviced residence owner/ operator in Asia Pacific, Europe and the Gulf region
- 16,200 units in 43 cities, 17 countries


UK
Germany
Belgium
Spain
France
UAE
South Korea
Japan
China
Thailand
Philippines
Malaysia
Vietnam
Singapore
Indonesia
Australia
New Zealand

* Includes acquisitions of Ascott Raffles Place and Hotel Asia in Singapore.

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Ascott's European Presence

THE ASCOTT SERVICED RESIDENCES	SOMERSET SERVICED RESIDENCES	Citadines APART'HOTEL	Others
1 property 56 units	**1 property 195 units**	**42 properties 4,801 units**	**2 properties 186 units**

Europe Total:

46 properties with 5,238 units in:

• Outside Paris	1,831	• Brussels	322
• Paris	1,799	• Barcelona	131
• London	1,037	• Berlin	118

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Ascott's Asia-Pacific and Gulf Presence



THE ASCOTT SERVICED RESIDENCES	SOMERSET SERVICED RESIDENCES	Citadines APART'HOTEL	Others
8 properties 1,587 units	36 properties 6,191 units	10 properties 1,548 units	20 properties 1,354 units

Asia-Pacific and Gulf Total:

74 properties with 10,680 units in:

• China	3,058	• Malaysia	441
• Thailand	2,421	• South Korea	432
• Indonesia	1,253	• Philippines	422
• Singapore*	895	• Japan	336
• Australia/ NZ	770	• UAE	84
• Vietnam	568		

** Excludes acquisitions of Ascott Raffles Place and Hotel Asia in Singapore.*

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RevPAU Growth


S$
160
140
120
100
80
60
17%
155
132
4%
77
80
due to expiry of leases for a few key accounts in Beijing properties and lower demand for bigger apartment units
148
144
3%
116
120
3%
129
133
Singapore
SE Asia
N Asia
Australia/NZ
Europe
1H 2005
1H 2006

System-wide – Numbers include all serviced residences owned, leased and managed
RevPAU – Revenue per available unit
Foreign currencies are converted to S$ at Jun 06 average rates

Strong RevPAU Performance In SE Asia


S$
120
100
80
60
40
20
2%
108
110
76 76
25%
68
85
90 90
5%
60
63
Vietnam
Thailand
Philippines
Malaysia
Indonesia
1H 2005
1H 2006

System-wide – Numbers include all serviced residences owned, leased and managed
RevPAU – Revenue per available unit
Foreign currencies are converted to S$ at Jun 06 average rates

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THE ASCOTT GROUP
Member of CapitaLand

Key Marketing Initiatives

- **Global CRM System**
  - Tracks and captures interaction with more than 5,000 corporate clients
  - Boosts direct sales efforts
  - Promotes cross selling

- **Global Call (Reservations) Centres**
  - Multi-location reservation centres, to service our global customers
  - Operating in Paris and London, and will be operational in Singapore, Bangkok and Suzhou by Q4 2006

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THE SCOTT GROUP
...mber of CapitaLand

Key Marketing Initiatives

- **Global GDS contract with Pegasus**
  - Tap on new revenue segments through widened global sales distribution
  - Complements our direct sales efforts
- **Worldwide marketing alliance with Equity Residential**
  - Multiplies reach of Ascott's cross-marketing and sales network in the US
  - Provides Ascott's customers with accommodation choices in the US where we do not have a presence

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Awards
2Q 2006

-
-
-
- Readers’



lifestyle travel
Best Serviced Residence
Brand, Bangkok
Most Outstanding
International Brand, Bangkok
Somerset Palace, Seoul, South Korea

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Serviced Residence Value Chain


THE ASCOTT GROUP
A Member of CapitaLand
ASCOTT RESIDENCE TRUST
Core Business
Serviced Residence Incubator
Pipeline of assets with first right of refusal
Portfolio of Pan-Asian Serviced Residences
TAG
ART
Purchase real estate
Development
Re-configuration
Leasing
Operating
Divestment
Serviced Residence Value Chain

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Our Recent Deals

Management contracts

Feb 2005
- Somerset Berlian

Mar 2005
- Somerset Park Suanplu

Oct 2005
- Somerset Grand Sukhumvit
- Somerset Jadaf

Dec 2005
- Somerset Nusasiri Pattaya
- Citadines Emerald City

Apr 2006
- Citadines Xi'an Central
- Agreement with Addax to manage 15 MENA properties

2005 — Investment Of S$400 million — 2006

Equity investments

Jan 2005
The Ascott Guangzhou

Dec 2005
Citadines Bangkok Sukhumvit 16

Jan 2006
Citadines Bangkok Sukhumvit 23

Apr 2006
- Citadines Suzhou Xinghai
- Citadines Suzhou Lejia
- Citadines Hong Kong Tsimshatsui Ashley

May 2006
- Citadines Bangkok Sukhumvit 11
- Citadines Bangkok Sukhumvit 8

Jul 2006
- Ascott Raffles Place
- Hotel Asia, S'pore

2005 — Divestment Proceeds Of S$450 million — 2006

Divestments

Mar 2006
Sale of 12 properties to Ascott Residence Trust

May 2006
Liang Court Shopping Centre

Equity Investments
China

- **The Ascott Guangzhou**

Number of Units	192 units
Investment	S$33m (100%)
Opening	2H 2007

- **Citadines Hong Kong Tsimshatsui Ashley**

Number of Units	36 units
Investment	S$39m (100%)
Opening	2H 2006

- **Citadines Suzhou Xinghai**

Number of Units	167 units
Investment	S$17m (80%)
Opening	1H 2007

- **Citadines Suzhou Lejia**

Number of Units	250 units
Investment	S$18m (30%)
Opening	2H 2008



China Total:

645 units

Total investment:
S$107 million

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China Strategy


Shenyang
Tianjin
Beijing
Dalian
Qingdao
Nanjing
Xi'an
Suzhou
Shanghai
Chengdu
Hangzhou
Ningbo
Chong Qing
Guangzhou
ShenZhen
Macau
Hong Kong

- Cities wh
-

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THE SCOTT GROUP
member of CapitaLand

Equity Investments
China

- **Increasing FDI into secondary cities**
  - Suzhou – Suzhou Industrial Park is China's No. 1 industrial zone with utilised foreign capital of US$1.6 bn in 2005. Preferred location of IT companies such as Hitachi, Samsung, Philips and AMD [1]
  - Second-tier cities are becoming increasingly popular destinations for every type of expat assignment [2]
  - Cities like Chengdu, Dalian, Tianjin, Qingdao, Shenyang and Chongqing are expected to grow significantly as active assignment locations over the next few years [2]
  - More common to find expats deployed as single people or without families in such cities [2]
- **Economic development in western and central China the focus of central government**
- **Increasing domestic business and leisure travellers**

[1] *Source: EIU Viewswire 08 June 2006*
[2] *Source: Cendant Mobility, "Emerging Trends in Global Mobility: Perspectives on China".*

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THE ASCOTT GROUP
Member of CapitaLand

New Regulations
China

Regulation of Foreign Investment in Real Estate Market

- **Foreign organisation or individual wishing to invest in and purchase real estate in China not for its/his own use needs to have commercial presence and apply for establishment of a foreign-invested enterprise**

  - New opportunities for Ascott, a long term player with a commercial presence in the China market
    - Ascott has created employment opportunities and developed local talent through its presence in China
  - Reduced speculative activities and exit of weaker players present Ascott with wider opportunities

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New Regulations

China

Regulation of Foreign Investment in Real Estate Market

- **A foreign-invested real estate enterprise investing in a project with total investment of US$10 million or more may not have registered capital of less than 50% of the total investment**
  - New opportunities for Ascott, a long term player with a commercial presence in the China market
    - Ascott has created employment opportunities and developed local talent through its presence in China
  - Reduced speculative activities and exit of weaker players present Ascott with wider opportunities

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Equity Investments
Thailand

- **Citadines Bangkok Sukhumvit 16**

Number of Units	79 units
Investment	S$7.5m (49%)
Opening	2H 2006

- **Citadines Bangkok Sukhumvit 11**

Number of Units	128 units
Investment	S$7.5m (49%)
Opening	2H 2007

- **Citadines Bangkok Sukhumvit 23**

Number of Units	140 units
Investment	S$7.5m (49%)
Opening	2H 2007

- **Citadines Bangkok Sukhumvit 8**

Number of Units	130 units
Investment	S$7.5m (49%)
Opening	2H 2008

Bangkok, Thailand Total:

477 units

Total investment:
S$30 million

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Equity Investments
Thailand

- Strong serviced residence demand in Bangkok driven by increasing number of expatriates

- Serviced residences in the Sukhumvit area enjoyed average occupancy of 91% in 2005 (Knight Frank)

- Inward FDI for Thailand was US$3.7 billion in 2005, a 160% increase over the previous year. It is expected to continue to be above US$3 billion in 2006 and up to 2010. (*EIU Viewswire*)

Equity Investments
Singapore

- **Ascott Raffles Place**
  - In the heart of Singapore's Central Business District

Number of Units	150 units
Investment	About S$160m (including refurbishment costs)
Opening	1H 2008

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THE ASCOTT GROUP
A Member of CapitaLand

Equity Investments Singapore

- **Hotel Asia**
  - To continue operating as Hotel Asia for one year
  - Improving operating efficiency for better returns
  - Eventually to operate as a serviced residence under one of Ascott's three brands

Number of Units	146 hotel rooms
Investment	S$108 million



Singapore Total:

300 units

Total investment:
S$268 million

THE ASCOTT GROUP
A Member of CapitaLand

Equity Investments
Singapore



- Inward FDI in 2005 was US$16.0 billion, a 72% increase over the previous year (*EIU Viewswire*)
- Future Business and Financial Centre (BFC) and the two Integrated Resorts in Marina Bay and Sentosa are expected to attract more business and leisure travellers into Singapore
- Positioning of Singapore as a premier Business Travel, Meetings, Incentive Travel, Conventions and Exhibitions (BTMICE) city in Asia

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Position Ascott for Growth

On target to increase no. of managed units

Current (2006)	Target (2010)
16,200	25,000

- **Ascott, together with ART, offers an integrated platform to propel expansion plans**

** Includes acquisitions of Ascott Raffles Place and Hotel Asia in Singapore.*

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Serviced Residence Value Chain


THE ASCOTT GROUP
A Member of CapitaLand
ASCOTT RESIDENCE TRUST
Core Business
Serviced Residence Incubator
Pipeline of assets with first right of refusal
Portfolio of Pan-Asian Serviced Residences
TAG
ART
Purchase real estate
Development
Re-configuration
Leasing
Operating
Divestment
Serviced Residence Value Chain

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New Platform To Propel Growth


THE ASCOTT GROUP
A Member of CapitaLand
100%
Ascott Residence Trust Mgt Ltd
Mgt fees
Mgt services
30%
ASCOTT RESIDENCE TRUST
Selected Pan Asian portfolio S$0.9bn
Other Pan Asian portfolio S$0.3bn
European portfolio S$0.8bn
Recent investments in Asia S$0.4 bn
Assets under management * S$ 4.7 bn

* *Includes owned assets.*

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Summary

- **Ascott now has an efficient platform for rapid expansion**

- **It now has three revenue streams:**
  - Serviced residence revenue (Owned & Managed)
  - REIT manager fees
  - Gains from portfolio management

- **With Ascott Residence Trust (ART) as the asset-owning vehicle, Ascott will continue to secure investment opportunities and incubate properties for ART**
  - Time-to-market considerations
    - Invest in greenfield/brownfield projects and operating properties
    - Experience in conversion projects

THE ASCOTT GROUP
A Member of CapitaLand



PROSPECTS

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THE ASCOTT GROUP
A Member of CapitaLand

Prospects



- **Business environment in Asia and Europe remains positive**
  - Demand for business and leisure accommodation expected to continue to be strong
- **Full year net profit will include net portfolio gain of S$78.3 million from the divestment of The Ascott Mayfair (upon completion in 2H 2006)**

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THE ASCOTT GROUP
A Member of CapitaLand



THANK YOU

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DISPOSAL OF THE ENTIRE STAKE IN AN INDIRECT ASSOCIATED COMPANY, MBO INTERNATIONAL PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand China Holdings Pte Ltd has disposed of its entire 50% stake (comprising 2 ordinary shares) in MBO International Pte. Ltd. ("MBO International") for a cash consideration of S$2 ("Divestment"). MBO International is a dormant company.

Following the above Divestment, MBO International has ceased to be an indirect associated company of CapitaLand.

The above is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the transaction described above.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
31 July 2006